CONFORMED COPY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 26 2003
1086

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.G.
2/3/03

For February, 2003

Commission File Number: 001-31274

03010188

SODEXHO ALLIANCE, SA
(Translation of registrant's name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

PROCESSED
FEB 26 2003
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes X No ____

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS


2001-02
Quality of Life
Our responsibility to you
Sodexho
ALLIANCE



3

Striving for sustainable Quality of Life



Building Quality of Life for all

15

Sodexho
ALLIANCE

Contents

This annual report was filed as "Document de référence" (page 69 to page 144) with the French Commission des Opérations de Bourse (COB) on December 26, 2002, in accordance with the COB regulations n° 98-01 / 2001-05. It may be used for a financial operation if an operation notice approved by the COB is attached to it.

Editorial

Quality of Life Our responsibility to you

Sodexho chooses to improve the quality of daily life. This is not only a very special calling, it is also a strong commitment to measure progress as it applies to our relations with all the communities with whom we come into contact.

Quality of Life is in keeping with the quality of our relations with our business partners. It motivates and guides us in the development of value-added services for all.

It enables our employees to give the best of themselves in their missions and, at the same time, to have a fulfilling experience on a personal level.

It fosters business efficiency and is a wellspring of progress that benefits all the communities with whom we work.

Finally, it translates into the success of the company, which is the source of the value that we share with our clients, customers, employees and shareholders.

Striving for sustainable Quality of Life



Financial highlights 2001-2002

Consolidated key figures

REVENUES *


Euro (in millions)
6,620
9,167
10,505
11,943
12,612
6,922
9,549
10,235
10,554
11,488
US dollars (in millions)
97-98
98-99
99-00
00-01
01-02

For fiscal 2002, consolidated revenues rose to 12.6 billion euro, an increase of 6% compared to the prior year, including organic growth of 2%, acquisition growth of 6% and a negative currency effect of 2%.

* Including Partena, accounted for by the equity method until December 31, 1998.

REVENUES BY BUSINESS


97% Food and Management Services
44% Business and Industry *
18% Healthcare
6% Seniors
24% Education
5% Remote Sites
2% Service Vouchers and Cards
1% River and Harbor Cruises
* Including 1% Correctional Services.

The Service Vouchers and Cards activity represents 2% of consolidated revenues. However, issue volume (i.e. the aggregate face value of the vouchers issued) totaled 5.9 billion euro.

REVENUES BY REGION


49% North America
14% United Kingdom and Ireland
29% Continental Europe
5% Latin America
3% Africa, Asia and Pacific


12.6
BILLION EURO
IN REVENUES


PRESENT IN
74
COUNTRIES

NUMBER OF EMPLOYEES


247,474
269,973
285,986
313,469
315,141
97-98
98-99
99-00
00-01
01-02

NUMBER OF OPERATING SITES


18,741
21,103
22,172
24,325
24,681
97-98
99-00

EMPLOYEES BY REGION


37% North America
20% United Kingdom and Ireland
25% Continental Europe
10% Latin America
8% Africa, Asia and Pacific


315,000
EMPLOYEES
AT 24,700
SITES

Financial highlights 2001-2002

Consolidated key figures



528 MILLION EURO IN EARNINGS BEFORE INTEREST, TAX AND AMORTIZATION (EBITA) *



292
323
453
479
539
525
586
518
528
481
97-98
98-99
99-00
00-01
01-02

Consolidated EBITA rose to 528 million euro. The operating margin narrowed to 4.2% from 4.9% for the prior year.

* Net of employee profit sharing.



+32.7%
GROUP NET INCOME
Euro (in millions)
84
132
139
85
82
138
122
183
167
US dollars (in millions)
97-98
98-99
99-00
00-01
Group net income increased to 183 million euro,
an increase of 32.7% as compared to the prior year.

56%

NET FINANCIAL DEBT TO SHAREHOLDERS' EQUITY
(including minority interests)


96%
80%
57%
62%
56%
97-98
98-99
99-00
00-01
01-02

Net financial debt decreased by 205 million euro during the fiscal year. Net financial debt totaled 1.363 billion euro.

391 MILLION EURO

IN CASH FLOW FROM OPERATING ACTIVITIES


Euro (in millions)
196
301
375
410
391
217
318
365
362
356
US dollars (in millions)
97-98
98-99
99-00
00-01
01-02

Cash flow from operating activities totaled 391 million euro.

97 MILLION EURO

IN DIVIDENDS PAID


Euro (in millions)
45
60
75
89
97 *
50
63
73
79
88 *
US dollars (in millions)
97-98
98-99
99-00
00-01
01-02

The Board of Directors has requested that shareholders approve a dividend per share before tax credit of 0.61 euro. Including the associated tax credit of 0.305 euro, the total dividend is 0.915 euro, an increase of 9% over the prior year dividend.

* Subject to shareholder approval at the Annual Shareholders' Meeting on February 4, 2003.


+15%
EARNINGS PER SHARE (IN EURO)
0.65
0.98
0.63
1.00
1.15
97-98
98-99
99-00
00-01
01-02

Earnings per share increased by 15% over the prior year, to 1.15 euro.

Executive Committee



Albert George
GROUP CHIEF OPERATING OFFICER
SODEXHO ALLIANCE
CHAIRMAN OF THE EXECUTIVE COMMITTEE

Siân Herbert-Jones
CHIEF FINANCIAL OFFICER





Michel Landel
CEO, NORTH AMERICA
VICE PRESIDENT
OF THE EXECUTIVE COMMITTEE



Jean-Michel Dhenain
CEO, CONTINENTAL EUROPE
VICE PRESIDENT
OF THE EXECUTIVE COMMITTEE



Élisabeth Carpentier
SENIOR VICE PRESIDENT
HUMAN RESOURCES



Clodine Pincemin
SENIOR VICE PRESIDENT
CORPORATE COMMUNICATIONS

Cultural references

HOW CAN THE COMPANY CREATE SUSTAINABLE QUALITY OF LIFE WITHOUT AN INTENTIONAL, ONGOING EFFORT ON EVERYONE'S PART? SODEXHO ESTABLISHES FIRM GUIDELINES TO REGULATE ITS LONG-TERM STRATEGY AND ITS DAILY BUSINESS. THESE GUIDELINES ARE SIMPLY STATED IN OUR PHILOSOPHY. THEY ARE IN THE VALUES THAT UNDERPIN OUR CORPORATE CULTURE. WE COMMUNICATE THEM TO ALL OF OUR AUDIENCES THROUGH A SINGLE WORLDWIDE TRADEMARK. THEY FORM AN INTRODUCTION FOR EACH EMPLOYEE AT THE MOMENT THEY JOIN THE COMPANY.

Philosophy

OUR PURPOSE

Our company is a community that includes clients, customers, employees and shareholders. Our purpose is to exceed their expectations.

OUR CHOICE: ORGANIC GROWTH

To achieve this, we focus on organic growth in earnings and revenues, while contributing to the economic health of the countries where we provide our services. When all our employees want growth that is when growth happens.

OUR MISSION

Improve the quality of daily life.

OUR OBJECTIVE

To be, for all of our clients, the benchmark wherever we offer our services, in every country, in every region, in every city.



OUR CORE VALUES

We do the utmost to ensure that all 315,000 of the group's employees share our three core values.

- Service spirit "True dignity lies in being of service to others," says Pierre Bellon. Service spirit is an attitude to daily life, a way of being. It is listening, paying attention to details. It is also being available, responsive, welcoming and efficient, so that what we say is what we do. Sodexho managers are entrepreneurs who know their customers and who make their own decisions. Service is their business.
- Team spirit In a team, everyone has their qualities, personalities and particular skills. The winning team is the one whose members respect and appreciate each other. They decide their strategy and tactics together, then put their ideas into practice without anyone seeking any more credit than anyone else does. The team manager's job is to combine all this talent, and channel the energy into a single direction. Winning is the objective, putting the group's interest before individual ambition. Team spirit is as essential at each site as it is in the boardroom.
- Spirit of progress Every day, Sodexho team members strive to give their best. This means going the extra mile, continuously improving performance and daring to take the initiative. The company encourages them to question accepted routines, because not only success but also clear analysis of failures is what leads to sustainable progress. For Sodexho, each achievement is a step towards greater performance. That is why we are so committed to innovation, improvement and anticipating the needs of clients and customers. The group's progress comes directly from the collective and personal progress of all its people.

Trademark policy

SODEXHO NAME LEVERAGES GROUP'S SOLID REPUTATION

In today's service industries, brand management plays a vital role in competitive differentiation, customer retention and employee motivation. It highlights corporate identity and communicates a company's values to its different audiences. In addition, trademarks offer major advantages for future alliances. That is why the group has set as a strategic objective that the Sodexho name rank among the world's leading trademarks, widely recognized and acknowledged as references in their marketplaces. The group is therefore capitalizing on a single worldwide identity: Sodexho. This policy extends to each business and each market segment. The group's brand name is Sodexho, while Sodexho Alliance uniquely refers to the holding company listed on the Paris Bourse and New York Stock Exchange.

The trademark: a tool for measuring notoriety and image

Every two years, we poll a sampling of clients, prospects and customers to determine their recognition and understanding of the Sodexho name in the main countries where the group is present: Belgium, Brazil, Finland, France, Germany, Italy, the Netherlands, Sweden, the UK and the United States.

Three key performance indicators define our pursuit of the strategic goal 'to improve communication and transparency':

- **Improvement in the notoriety and global image of the Sodexho brand name**
- **Adoption and logon rates for its intranet**
- **Surveys of employee satisfaction and motivation.**





On April 3, 2002, Sodexho Alliance became a listed company on the NYSE.



Corporate ethics

Globalization can bring both progress and aggravation. The group has gained in size and in the diversity of its services. These and other factors have pushed Sodexho to reexamine the ideas that underlie its reputation.

The Sodexho Alliance Executive Committee has launched a company-wide process with respect to sustainable development. This effort, under consideration at all levels, aims to confirm ethical principles for the group and to elaborate a Charter of Sustainable Development. Moreover, the group is setting itself goals, measuring progress, and communicates the results. Sodexho continuously seeks to improve its understanding of its business environment. That is why it has contacted certain non-government organizations. Sodexho also subscribes to ORSE (*Observatoire sur la Responsabilité Sociétale des Entreprises*, or observatory of social responsibility of companies). Together with the main actors in sustainable development, the group works on specific themes, such as indicators of social progress and respect for human rights.

What is more, Sodexho in North America is participating in an exploratory workgroup, called Business for Social Responsibility, and has adopted the Global Sullivan Principles.

GLOBAL SULLIVAN PRINCIPLES

Global Sullivan Principles of Social Responsibility

"The objectives of the Global Sullivan Principles are to support economic, social and political justice by companies where they do business; to support human rights and to encourage equal opportunity at all levels of employment, including racial and gender diversity on decision-making committees and boards; to train and advance disadvantaged workers for technical, supervisory and management opportunities; and to assist with greater tolerance and understanding among peoples; thereby, helping to improve the quality of life for communities, workers and children with dignity and equality," states the Reverend Leon H. Sullivan.

Sodexho recognized for sustainable development

Many observers confirm that Sodexho demonstrates real commitment. For instance, FTSE4Good screens European industries for their ethical performance. From its very beginning in 2001, this index listed Sodexho among just four French constituents. Furthermore, some fifteen French ethical investment funds have since added Sodexho Alliance to their stock portfolios. The Aspi Eurozone Index also lists Sodexho Alliance.

STEPS IN GROWTH

[1966] Pierre Bellon launches Sodexho, in Marseilles, founded on the Bellon family's experience of more than 60 years in maritime catering for luxury liners and cruise ships. Operations initially serve staff restaurants, schools and hospitals.

[1968] Operations commence in the Paris area.

[1971-78] International expansion begins with a contract in Belgium. Development of the Remote Site Management business, first in Africa, then in the Middle East. Sodexho's Service Voucher business enters Belgium and Germany.

[1983] Initial public offering of Sodexho shares on the Paris Bourse.

[1985-93] Sodexho establishes activities in the Americas, Japan, South Africa and Russia, and reinforces its presence in the rest of eastern Europe.

[1995] Sodexho forms alliances with Gardner Merchant in the UK and Partena in Sweden, and becomes the world market leader in food service.

[1996] The group's Service Voucher business establishes its presence in Brazil, with the acquisition of Cardapio.

[1997] The group's holding company changes its name to Sodexho Alliance. Sodexho Alliance joins forces with Universal Ogden Services, the leading remote site service provider in the United States.

[1998] Founding of Sodexho Marriott Services, with Sodexho holding 48.4 percent of the outstanding shares. The new company is the North American market leader for food and management services. Sodexho acquires a stake in Luncheon Tickets, Argentina's second largest issuer of service vouchers. Sodexho Alliance shares are accepted into the CAC40 index of the Paris Bourse.

[1999] With the acquisition of Refeicheque, Sodexho becomes Brazil's second largest service voucher issuer.

[2000] Albert George is appointed Group Chief Operating Officer of Sodexho Alliance, February 21, 2000. Sodexho Alliance and Universal Services merge to form Universal Sodexho, becoming the North American and world market leader in remote site management.

[2001] Sogeres (France) and Wood Dining Services (USA) join Sodexho Alliance. The group disposes of its 8-percent shareholding in Corrections Corporation of America (CCA). Sodexho acquires 53 percent of the share capital of Sodexho Marriott Services, which changes its name to Sodexho, Incorporated.

[2002] On April 3, 2002, Sodexho Alliance shares are listed on the New York Stock Exchange.

Management references





WE SHARE OUR PHILOSOPHY, VALUES AND MISSION OF IMPROVING THE QUALITY OF LIFE WITH OUR 315,000 EMPLOYEES AROUND THE WORLD. WE ENSURE THAT THEIR SKILLS AND ACTIONS SUPPORT THIS GOAL. THESE ARE MAJOR CHALLENGES ON WHICH OUR COMPANY'S SUCCESS DEPENDS. WITH THIS IN MIND, WE PUT MANY KINDS OF COMMUNICATION, EXCHANGE, AND TRAINING INTO PRACTICE WITHIN SODEXHO.

Sharing a common culture

Sodexho serves 90 cultures in 74 countries. It respects national differences and contributes to the local economies, wherever it is present. Furthermore, it shows its respect for the history, personality and culture of everyone who joins the company in its work, sharing with them its vision and values.
Through decentralization and the creation of skill networks, Sodexho has structured its organization to promote its culture and accelerate the exchange of best practice. The top 80 directors of the group form its Executive Council and meet twice yearly. The 450 members of senior operating management meet yearly. The Council of Worldwide Market Champions for Business and Industry, Healthcare and Seniors, Education, Defense, Correctional Services, Remote Sites, and Service Vouchers and Cards also meets. In addition, there are management committees by geographical zone, strategic committees by business activity, cross-management workgroups for Finance, Human Resources, Communications, Purchasing and Information Technology. These are just the main examples of networking to develop team spirit, and the sharing of know-how and best practice.

Make known and apply our corporate values

The men and women of Sodexho are its greatest asset. They serve their clients and customers every day, around the world, and share a common goal: improve the quality of daily life.
On 24,700 sites, service spirit, team spirit and our spirit of progress motivate these men and women to be the benchmark in their business.

From the first day on the job, close to all employees
Different programs inform new employees about their job responsibilities. They also teach them about the values that are behind the group's reputation. Sodexho in North America has a program, called Building Your Career. It is for new employees and lasts for 90 days. This program includes an information package and tests their comprehension. One-on-one training, through mentoring, offers newcomers a chance to get personalized responses to their queries and eases their integration into the company.

Getting what is important up front for managers
Each manager has access to Group Policies. These present our philosophy, corporate strategy, and strategy points specific to each business and to cross-management functions, such as Purchasing, Finance, Innovation, Human Resources, Communications, et cetera. This way, managers refer to global operational guidelines and can adapt their actions.

Combining personal initiative with networking
To be a Sodexho manager nowadays one has to share our corporate vision and work in a multicultural environment. The mission of the Sodexho Management Institute is to help managers take in our purpose, culture and group strategy. It also gives them an opportunity to build one's own network of in-house contacts. The Sodexho Management Institute is a forum for debate, meeting people, and sharing knowledge. It has already welcomed nearly 1,800 managers from 50 different nationalities.

[Europe]
Opinionway 2001-2002
Sodexho surveyed 12,000 frontline restaurant employees in 12 European countries:

- 32% **responded.**
- 85% **expressed satisfaction in working for Sodexho.**
- 67% **would recommend Sodexho as an employer.**
- 77% **appreciated the chance to take initiatives.**
- 66% **stated they had training opportunities and that they were interesting.**
- 40% **estimated they had career advancement openings.**

[North America]
Sodexho Management Engagement Survey
In 2001, Sodexho surveyed its North American managers:

- 52% **responded to the survey.**
- 79% **favored cultural diversity within the subsidiary.**
- 78% **would recommend Sodexho as an employer.**
- 71% **declared themselves satisfied and involved in their job.**

Employees' children also get to voice their opinion

Sodexho in North America found in its employees' children an earnest, spontaneous public for a writing contest, titled Back to School. The children had to tell "how their parents' work improves the quality of people's lives every day." The five winners, from five different age categories, won a backpack filled with school supplies and a gift voucher worth twenty-five dollars.



Favoring employee involvement

Employee involvement is a key factor in our performance. Opinion polls use a generalized methodology to gauge satisfaction and motivation, regularly to measure progress in the implementation of group strategy. Indicators include employee satisfaction, perceived chances for change, perceived quality of training, pride in one's company, job mobility and confidence in management.
In twelve European countries, Sodexho conducted a study called Opinionway 2001-2002 (sidebar). It evaluated restaurant employee satisfaction, confidence in management and chances for personal advancement.
Sodexho in the UK surveyed trends in improving quality of daily life for employees. The subsidiary is set to launch another, more ambitious survey by the end of 2002. It will investigate perceived leadership, mission and values, plus the development of training and commitment.
Sodexho in North America conducted the 2001 Management Engagement Survey (sidebar), which highlighted the positive opinion those employees have of cultural diversity in the company. These survey results are superior to industry norms regarding most of the issues dealt with. These included employee commitment and satisfaction, diversity and loyalty, work environment, leadership and communications.

Relying on deep knowledge of each marketplace

The structures and teams headed by the Council of Worldwide Market Champions identify and deploy innovations and best practice. Today, there are seven taskforce groups headed by our Council of Worldwide Market Champions: Business and Industry, Healthcare and Seniors, Education, Defense, Correctional Services, Remote Sites, and Service Vouchers and Cards. Each group is autonomous but shares a common goal: accelerate organic growth. Their mission is to provide for the needs of each country on a daily basis in terms of client retention and new business development. They also identify and study all opportunities regarding our offerings and market segments.

Identifying and sharing best practice

Innovating for Quality of Life

When Sodexho employees put their imaginations and entrepreneurial spirit to work for the community, Quality of Life is at the heart of their concerns. Their innovations are born in the field, where they constantly listen to customers. Innovation is a key factor in the Sodexho development plan. We encourage a genuine spirit of innovation and have put together a recognition process. This effort is continuous, organized and a part of the global group structure.

In 1989, Sodexho created its World Innovation Forum. This event takes place every two years and is a showcase for our major innovations. The Council of Worldwide Market Champions pre-selects candidates from our national and business innovation forums. A main factor of choice is that an innovation must be adaptable in as many countries as possible. The latest World Innovation Forum took place in New York City, October 21-22, 2002, with twenty-one innovations presented to 350 managers from around the world.

The Sodexho intranet, an exclusive tool for exchange

The particular advantages of an intranet (speed, accessibility, user-friendliness, flexibility and low cost) lend a new dimension to shared values, know-how transfer and best practice.

Several collaborative applications help optimize exchange within workgroups. By setting up 'project spaces', intranet users share information, like their diaries and documents, while online.

This resource will progressively improve fluidity and transparency in communications, workgroup responsiveness and personal efficiency worldwide.



Intranet over 1 year
- **The number of users increased** 4 fold
- **The adoption rate** doubled
- **The number of logons increased** 7 fold

SODEXHO
INNOVATION CRITERIA
Innovations must have the following effects:
- Increase the satisfaction of our existing clients and customers, thus securing their loyalty, plus incite potential clients to choose Sodexho
- Enhance employee motivation
- Optimize financial results
- Improve our image.


7th World
Innovation Forum
21-22 • 10 • 2002

So... Innovation

The recent 7th World Innovation Forum set the stage for innovation in our naming policy. The aim was to find a prefix for Sodexho product and service names that is universally understandable and effectively brands the group's world innovations. Henceforth, the word 'So' will prefix the names of all of our award-winning innovations. The word, So, sounds international and combines the advantages of adding emphasis plus insisting on the first syllable of our company name, Sodexho. We believe this system makes it easy to recognize major Sodexho innovations, both inside and outside the group. For another thing, it boosts coherence in worldwide communications.


Building Quality of Life
for all

Building Quality of Life for all

WE IMPROVE THE QUALITY OF DAILY LIFE BY IMAGINING AND DEVELOPING SOLUTIONS THAT BENEFIT THE ENTIRE COMMUNITY. SODEXHO TAKES INTO ACCOUNT THE GOALS AND ASPIRATIONS OF ITS OWN COMMUNITY OF **CLIENTS, CUSTOMERS, EMPLOYEES AND SHAREHOLDERS** IN ITS DESIGN AND IMPLEMENTATION OF SOLUTIONS THAT IMPACT QUALITY OF LIFE. SODEXHO CONTRIBUTES TO ECONOMIC AND SOCIAL DEVELOPMENT, WHEREVER WE ARE PRESENT. AS PART OF ITS ACTION IN FAVOR OF THE UNDERPRIVILEGED, THE GROUP FOSTERS SOCIAL INTEGRATION THROUGH PROFESSIONAL INSERTION AND IS COMMITTED TO THE FIGHT AGAINST MALNUTRITION.

Sharing progress with clients

SODEXHO IS ATTENTIVE TO CLIENT ASPIRATIONS. EVERY DAY, IT MAKES PROPOSALS THAT CREATE HUMAN VALUE AND BRING ECONOMIC EFFICIENCY. THIS WAY, IT HELPS OUR CLIENTS REINFORCE THEIR REPUTATIONS. THIS APPROACH QUICKENS OUR ORGANIC GROWTH IN EARNINGS AND REVENUES, AND THUS, SERVES TO SATISFY THE EXPECTATIONS OF ALL THOSE IMPLICATED IN THE COMPANY.





A strategy that pays dividends

In American schools, Sodexho meets the aspirations of children with innovations like **Kids Way, EDZ and CrossroadsCafé.** What is more, this approach increases safety by helping schools keep their student body on the grounds during lunchtime. Deploying these innovations has also had a significant impact on sales at numerous client sites. Examples: +16% Leander Elementary Schools, +18% Cumberland Middle Schools, +11% Lyons Township High Schools.

Improve Quality of Life, meet everyone's expectations

In-depth analysis of operating modes for a site allows us to boost the 'fluidity' of our organization, thus engendering savings and quality of life. For instance on remote sites, creating value translates into adapting cooking to different ethnic or religious populations. This way, economic value does not only come from cost reduction, but also from something way more useful for the client: a more productive and satisfying environment for all.

Improved Quality of Life is one more essential factor in a company's reputation. It increases appeal in the eyes of its different audiences. For example in a health care center, all of the favors done for staff, patients and their families reflect the concern that the institution has for the wellbeing of its patients.

Winning the 'battle for value'

Sodexho has always favored creating value for its clients, to be the benchmark in its business. This means a strategy that implies:

- Better understanding expectations, the better to meet them. The group was thus among the first providers to segment their markets, organizing itself into structures specific to each client typology. For example, needs are very different for a private clinic, compared with those of a public health care center for the physically handicapped. For this reason, Sodexho relies on teams with adapted skills and working methods.
- Capitalizing on client satisfaction so as to stimulate organic growth for the company. Indeed, organic growth requires winning client loyalty and enlarging the range of services offered.
- Being innovative and offering value-added solutions to win new contracts.

Three indicators measure organic growth:
- Client retention rate
- Development rate (new contracts signatures)
- Comparable units sales growth rate.

Sharing progress with customers

MEETING CLIENT EXPECTATIONS ALSO MEANS SATISFYING CUSTOMER ASPIRATIONS. THIS IS ABOUT HELPING PEOPLE SAVE TIME AND RELIEVE STRESS, BUILDING A FRIENDLY WORK ENVIRONMENT, NURTURING TRUST IN HEALTH CARE CENTERS, AND ENSURING DIGNITY IN CORRECTIONAL FACILITIES. SODEXHO DEPLOYS A BROAD RANGE OF INVESTIGATIVE METHODS TO UNDERSTAND THIS INFINITY OF ASPIRATIONS, WHICH ENABLES IT TO STRUCTURE ITS OFFERING. THE GROUP ALSO PAYS CAREFUL ATTENTION TO THE UNIVERSAL REQUIREMENT FOR FOOD SAFETY.







Anticipating expectations

For customers, quality of life means very different things at different ages, in different everyday environments and in different countries. In order to add value to its services and offer a tailored response, Sodexho aims to understand major socio-cultural trends and to analyze the behavior and expectations of its clients and customers.
Sodexho conducts different kinds of studies, depending on the country, environment and client typology. Certain methods have demonstrated their efficiency and are more widely applied.

Studies back expertise on specific segments
After its study of Seniors, Sodexho in the UK became the exclusive commercial partner for a three-year study by Surrey University and sponsored by the European Commission.
Sodexho in the U.S. created the Survey Tool Kit, which combines methodology, tools and materials. These kits make it possible for administrators of educational establishments to conduct their own satisfaction surveys and hence anticipate service improvements that they will require.





In the French medical and social sector, Sodexho designed metrics, adapted to the handicaps of different patients. The Happy Taste questionnaire is appropriate for those with slight disabilities. It associates pictograms and colors with answers (a green 'smiley' for positive responses; orange and red 'frowneys' for negative responses). The survey encourages disabled customers to give their opinions about the quality of catering and services. It also emphasizes exchange with educators, involved in the process. Results are forwarded to institutional management, families, educators and the residents themselves.

Guaranteeing food safety

Sodexho is the world market leader in food and management services. It owes all of the people who trust in it every guarantee possible of food safety. This responsibility is even more important, because Sodexho works in sensitive markets that involve children, health care patients and seniors. The group also plays an important role in nutritional education.

Food safety policies involve substantial organizational and human resources

As early as November 1999, Sodexho set up a Scientific Advisory Board. In France, this council works in close cooperation with researchers and specialists from various disciplines concerned with food safety. It also benefits from technical support provided by the Pasteur Institute in Lille. Its mission is constantly to assess the agricultural and food environment. It gives an opinion on procedures, new training programs, and supply chains that guarantee food safety. It alerts the group whenever it detects a potential risk. A Food Safety Committee that gathers technical, quality and purchasing management from Sodexho subsidiaries carries its action forward.

In each country, a dedicated workgroup in direct contact with regional and national authorities is in charge of managing alerts and food crises. Workgroups receive alerts and analyses, and interpret them. They can initiate an alert procedure that allows clients and customers to be notified immediately and to block doubtful products.



A global approach with formalized, shared practices

Prevention of food risks begins with quality and traceability of deliveries. Prevention is managed contractually with each supplier. Traceability makes it possible to locate downstream all products, no matter what site they are delivered to.

Our safety measures are based on the program HACCP (Hazard Analysis Critical Control Point). In case of doubt regarding the safety of a food product, this norm requires that its use be suspended.

Of course, our food safety organization depends on training our employees and directly informing our customers. Our training program explains to employees our food safety policies and practices, to be adopted on site. It also explains our policy of transparency with respect to customers.

On the frontline

- In the U.S., inspectors visit 100 percent of our sites every year.
- In France, a Guide to Food Safety Practices provides operational know-how. This guide lists all necessary procedures in place, from receiving products to the preparation of meals in each restaurant. For each step, it formalizes instructions, determines checks and controls, and specifies record keeping and product labeling obligations. Staff training in good hygiene and cleaning is adapted for each site and is the object of frequent inspections. There is also a policy of directly informing customers and we annually publish four booklets in our Taste for Knowledge series, featuring detailed information about four household food products.
- In Spain, to ease food safety practices, Sodexho innovated and has different colors for kits of kitchen utensils, according to the products being prepared. White is for delicatessen and cheese products, red is for raw meat, yellow is for cooked meat, green is for fruits and vegetables, and blue is for fish.


L'appétit de savoir 4
fruits
L'appétit de savoir 3
La viande de bœuf



Sharing progress with employees

PLACING QUALITY OF LIFE AT THE HEART OF HUMAN RESOURCES IS NOT A UTOPIAN POLICY. EMPLOYEE MOTIVATION IS OFTEN A PRIME MOVER IN A COMPANY'S PERFORMANCE. MOTIVATION LARGELY DEPENDS ON WELLBEING AT WORK, THE LEVEL OF RESPONSIBILITY AND, OF COURSE, THE EXISTENCE OF CAREER OPPORTUNITIES. SODEXHO CONSTANTLY STRIVES TO BE A BENCHMARK IN ITS BUSINESS AND RELIES ON ITS SERVICE-, TEAM- AND PROGRESS-SPIRITED MEN AND WOMEN. EVERY DAY, 96 PERCENT OF THE WORKFORCE IS ON THE FRONTLINE. THEIR PURPOSE IS TO IMPROVE THE QUALITY OF DAILY LIFE FOR ALL THOSE TO WHOM THEY ARE RESPONSIBLE. THANKS TO THEIR SHARED VISION AND VALUES, THESE MEN AND WOMEN ARE OUR GREATEST ASSET.

83%

Loyalty among site managers

Our employee retention rate reaches 83 percent for managers holding key posts. This is a major success factor, because these employees manage profit centers, have to satisfy their clients and customers, recruit and motivate their staff, increase their sales, and improve their margins.



PROMOTING A REWARDING PROFESSIONAL LIFE

Sodexho gives its employees genuine opportunities for social mobility. Whatever his or her level of responsibility and qualifications at the time of hiring, every employee has a chance rapidly to acquire responsibilities in the field. The training system favors apprenticeship and offers diverse openings in response to projects for personal improvement.

• At Sodexho in France, 25 percent of employees and 50 percent of new hires are **less than 30 years** old. Over 3,000 interns are recruited each year.
• Sodexho in the UK employs 9,434 people who are **less than 25 years** old, which amounts to 21 percent of its regular staff.

More job openings for young people

Sodexho actively recruits young people under 25 in order to ease their entry into the job market. It offers them the chance to join structures whose size entails quickly acquiring responsibility.
In some cases, recruitment is in partnership with government agencies. At Sodexho in Chile for instance, 60 percent of new hires are participants in the government program *Pro Empleo*. Moreover, many agreements with colleges and universities aim at recruiting students during their studies and offering them internships.
At Sodexho in the U.S., managers regularly present the company's activities and offer mentoring to students. Programs such as School to Career, managed by the company-supported organization, Hospitality Business Alliance, sponsor students and allow them to integrate ProStart, an internship in catering.
In November 2001, Sodexho in France signed agreements with the Ministry of Education in support of apprenticeship and internship in hospitality and catering jobs.
Since April 2001, Sodexho in Belgium has integrated and trained 448 young people as a part of the government plan, Rosetta (first job contract), which helps young school-leavers to find work. Sodexho has hired 127 of them.

An approach to personal growth

Combining studies with a full-time job

Different solutions are available that allow employees to pursue their studies while working full time:

Sodexho in the U.S. sponsors the program, Educational Assistance, which reimburses 100 percent of academic tuition, up to a limit of USD 2,500 per year.

Sodexho in Brazil has a program for managers, to allow them to acquire strong notions of business management, making them the high-performance managers that the company wants.

Sodexho in Argentina allows work-study sabbaticals, to allow its employees to continue their education. In one case, a young woman hired as a site manager was able to become, at the age of 33, a human resources director.

Sodexho in Finland developed its own Masters in Business Administration (MBA), meant for sector directors and sales representatives, in partnership with the Haaga Polytechnic MBA degree for managers.

Benefiting from job training

Sodexho subsidiaries everywhere offer a broad choice of job training programs that combine practice and theory:

In France, the cooking-training program gives each intern a chance to mix the fundamentals of culinary know-how, which ensures good quality dishes, with service know-how to ensure progress in customer appreciation.

The Site Manager-training program and the Sector Director-training program enable managers to acquire the skills necessary for their jobs, such as knowledge of food safety rules, team management, and sensitivity to accounting and social issues.

In the UK, National Vocational Qualifications offer on-the-job training, followed by hands-on examinations. In China, job training is available to cooks and head chefs.

Extend training to personal development

An initiative of Sodexho in the U.S., the Sodexho Management University is open since 1992 to all North American employees. Its goal is to offer training that combines the acquisition of job competency (for example, cooking skills) with personal development.

Thanks to our intranet, SodexhoNet, developed by the American subsidiary, 17 e-learning programs are now available to 6,000 employees, who benefit either during or after their working hours. SodexhoNet offers programs such as 'intercultural management', 'banishing harassment at work', and 'equal opportunity employment'.

Training at the Sodexho Management University is set to receive academic recognition.

• In less than 6 years, Head Chef **Franck Zhou Li,** 26 years old, became a regional director in central China.
• In the U.S., **Jeanette Brinkman** started her career at Sodexho 19 years ago as a dietician in the health care segment. Today, she is Head of Human Resources for a region, covering nine states.
• In Belgium, **Lima Harsan,** was hired as a part-time service employee. He is now a site manager full time.

Progress in everyday cooking

Since 1993 in France, the *École des Chefs* (cooking school) is teaching our chefs to serve simple, yet savory, quality cuisine, every day. In partnership with Marc Veyrat, the cooking school enriches the skills and rewards the know-how of Sodexho chefs on their sites. From all business segments, 110 chefs have already participated in this training program. Four other equally renowned chefs have joined Marc Veyrat *to create the Atelier des Cuisiniers* (cooking workshop). They have produced a charter, called the Essentials of Everyday Cooking, which they share both with other leading Sodexho chefs, and with all group chefs and employees, who participate in preparing meals.

Sodexho in the U.S. has a program that is unique in America. The subsidiary organizes Master Classes, which are gastronomical seminars led by nine renowned chefs and which bring together some 15 Sodexho chefs in each city where they are held. Similar partnerships exist with Yves Mattagne in Belgium, Mathias Pilbad in Sweden and Francisco Layera in Chile.

Identifying career advancement prospects

If career advancement is a strong factor in motivation, it also drives business development and group cohesion. Sodexho strives to create the most favorable conditions for the promotion of its best employees. This begins with employee skill and performance evaluations. Managers conduct individual interviews annually with each of their employees and the results are used to draw up personalized progress plans.





• In France, internal mobility accounts for 50 percent of job placements. This rate reaches 100 percent for positions that require solid knowledge of group practices, for example, for a regional director.
• The 17 principal directors of the group have on average 20 years of seniority.



Cultural diversity in numbers

FRANCE

○ **Some 9 percent** of Sodexho employees **are non-French,** in comparison with only 5.6 percent of residents in France being non-French. For another thing, 10 percent of promotions concerned employees of nationalities other than French.

BELGIUM

○ Employees come from **62 different nationalities,** with minorities accounting for 11 percent of local staff.

UK

○ Sodexho has 2,745 **minority employees,** that is **6.17 percent** of local staff, while minorities only represent 5 percent of the general population.

NORWAY

○ Some 45 percent of employees represent **41 different nationalities** out of a total of 330 employees.



Motivate and build trust

The group has launched employee stock ownership plans to underscore its will to motivate and build trust among its workforce. This way, it associates them in its growth and performance. This also contributes to improving employee awareness of the group and reinforces their pride in belonging.


NEDERLAND

Two formulas exist. The *PEPS France plan* is reserved to French personnel with nine or more years of seniority in the group. In June 2001, the International Employee Stock Ownership Plan became available to group employees in 22 countries.

ENSURING EQUAL OPPORTUNITY AND RESPECT FOR MINORITIES

Sodexho develops its business on a solid basis of strong, shared values. It is nonetheless established in countries with different cultures and widely diverging levels of development. The strength and success of the group consequently relies on integrating the experience and backgrounds of employees coming from very different worlds.

Equality between women and men

Around the world, women make up 57 percent of our staff, and 41 percent of them hold management positions. The majority of managers in the UK, Ireland, Finland and Latin America are women.

The Executive Committee of the group already includes two women Senior Vice Presidents, respectively, for Human Resources and Communications. With the appointment of Siân Herbert-Jones as Sodexho Alliance Chief Financial Officer, the group perfectly illustrates its will to achieve parity. On the Executive Committees of country and market segment operations, the number of women has increased every year, although it still remains unequal in certain countries. For example, it is 80 percent in Finland, 55 percent in Columbia, and 11 percent in France.

Our training programs also emphasize the group's commitment to equality between women and men. At Sodexho in France, the Cooking-training program helps prepare women for promotions within the company. For example, women working for Sodexho in Luxembourg have access to financial, sales, and management training in order to move up to site management positions.

Sodexho in the U.S. supports the Women's Food Service Forum, to help promote the development of women in the food service industry.

The North American subsidiary is also a member and sponsor of Catalyst and the National Association of Female Executives, two organizations dedicated to promoting women's careers. Moreover, the subsidiary announced in July 2002 the creation of the Women's Networking Group. This internal structure offers opportunities for women to gather together from all management levels, divisions and geographical regions of the company. The goal, set forth in a charter, is to encourage the recruitment of women and the advancement of their careers, including mentoring women who wish to balance their family and professional lives. Support for this effort comes from women working at the very highest levels of the company.

Non-discrimination:
an ethical responsibility and a business imperative

Non-discrimination at Sodexho is recognized and rewarded:

- For 2002, Sodexho was named **one of the fifty best companies** for Latinas to work for. **The Latina Style 50** is an annual special report that *distinguishes* the companies offering the best career opportunities for Hispanic women.
- In 2002, Sodexho also **ranked 20th among the top 100 employers** for this year's class of college graduates, selected by **the Black Collegian,** a publication that promotes education for African Americans.

Sodexho rejects any form of discrimination and considers diversity to be an ethical responsibility as well as a competitive advantage in its different markets.
In the U.S., *ambitious diversity initiatives aim at promoting* equality and cultural diversity. These initiatives include a training program, whose e-learning version is accessible to all Sodexho teams.
Sodexho in the U.S. also commits to Affirmative Action and has numerous action plans, which encourage the integration of women and minorities at all levels of the company and promote their development. Sodexho asks every manager to respect the principle of 'equal skills give equal opportunity'.
In addition, the Sodexho African American Leadership *Forum (AALF)* enables *African American managers* from all divisions and geographical regions of the company to meet in order to encourage and support African American managers through mentoring and career development. A charter formalizes these goals. Dick Macedonia, President of the Health Care Services division for Sodexho in the U.S., sponsors AALF.

Sharing progress with shareholders

Profitability is an integral part of the Sodexho culture

Ensuring our profitability and our financial strength means first ensuring our independence and the solidity of the company. The Sodexho business model empowers it to ensure regular increases in dividends paid to shareholders.
Sodexho respects the principles of corporate governance. The Board of Directors seats twelve members, including one Canadian and one British director.

The group pays particular attention to the exactness and the relevance of its *financial communications*. In order to ensure its objectives in terms of complete transparency, it has a Code of Ethics, which provides everyone in the company with guidelines for financial communication that reflects our commitment to treat all shareholders fairly.

Attentive to its shareholders and to the financial community, Sodexho insists on constantly improving the efficiency of its communication. Each year, Sodexho conducts a survey into the quality of information, provided to shareholders. It sees that its shareholders have the information necessary for their full comprehension of the choices and decisions of the group. It also privileges direct contacts and meetings that make it possible to establish and maintain an open, constructive dialog.

The sodexho.com Web site allows everyone to follow *in real time the quotation of Sodexho Alliance shares,* and to participate directly in Annual Meetings of Shareholders and analyst meetings.
See also: Investor information p. 69
and Corporate governance p. 76



Since 1983:

- **The value of the Sodexho Alliance share has increased 19 fold, while the leading CAC40 index has risen 9 fold.**
- **Dividend payments to our shareholders have increased, on average, by 20 percent per annum.**
- **On average, the group distributes 50% of group net income to its shareholders.**

Participating in the social and economic development of countries where Sodexho is present

OUR AMBITION OF IMPROVING QUALITY OF LIFE NECESSARILY INFLUENCES THE COMPANY'S PRACTICES. OBVIOUSLY, THIS INVOLVES IMPROVING HYGIENE, NUTRITION AND EDUCATION, AND FAVORING APPRENTICESHIP. HOWEVER, THE MAIN ISSUE IS MAKING A CONTRIBUTION TO LOCAL ECONOMIES AND HELPING PEOPLE BUILD THEIR FUTURE. THIS MEANS TAKING ACTION. WE INVOLVE LOCAL COMMUNITIES, RECRUIT LOCALLY, SET UP TRAINING CENTERS AND ENSURE THAT THEY FUNCTION PROPERLY. WE ALSO BUY LOCALLY AND GUARANTEE STABLE REVENUES FOR FARMERS AND RETAILERS, ADVISING THEM IN THEIR CREATION OF SMALL BUSINESSES.



Sodexho in Canada received a Bronze Certification Award from PAR (Progressive Aboriginal Relations), a governmental organization that promotes the interests of Native communities with corporate employers. This *award* crowns years of effort by the subsidiary to create strong ties with local populations.

Helping local populations

It is on remote sites that clients often call on Sodexho to make good on its commitment to sustainable development.

For example on the Antamina mining site in Peru, 40 percent of Sodexho employees are local hires. For another thing, purchasing from local farmers amounts to $40,000 per month. And among local hires, 240 people have already benefited from twelve-week training courses, giving them a better chance of finding work again at the end of their contracts with Sodexho.

In Tanzania on the site of the Bulyanhulu Gold Mine, an agricultural expert has helped farmers adapt their crops to our modes of consumption. Sodexho hired 90 percent of its site personnel locally, and makes sure of their training over a 3-year period.

Sodexho in Kazakhstan works to improve safety and hygiene standards on Tengizchevroil sites. It is the first company to receive quality certification for its efforts. Tangible results include a decrease in the accident rate from 0.24 percent in 1999 to 0.06 in 2000. Kazakhs constitute 97 percent of staff. Furthermore, 70 percent of them have received training from the British Red Cross. And purchasing from local providers increases by 48 percent every three months.

In China, other than in Hong Kong, all site managers are Chinese, while general management counts 98 locals and 8 foreigners, with only 3 expatriates.





◄ Sodexho received the prestigious William D. Littleford Award for Corporate Community, for its contribution in the fight against hunger.

Winning the fight against malnutrition

Sodexho refuses to accept that 800 million people in the world suffer from malnutrition. It considers the struggle against hunger as a corporate duty.

Sodexho in the U.S. teams our people to stop hunger and has created the program, S.T.O.P. Hunger. We ensure that our will to fight hunger is present at all levels of the company. Set up in 1999, S.T.O.P. Hunger is a foundation that focuses on fighting malnutrition among children. Undernourished people are indeed not only dispossessed adults. In the U.S. alone, 27.1 million children also go hungry. Another fact: 40 percent of those who benefit from food banks in Canada are children.

S.T.O.P. Hunger covers a wide range of initiatives. For instance, the Campus Kitchens Project invites student volunteers to prepare meals and encourages them in their action against hunger. The Community Kitchens Program aims at training unemployed people in handling surplus food so that it can be redistributed.

The Sodexho Servathon brings together our employees, who devote a week in April to collecting food and serving free meals in local communities. In 2002, over 20,000 people collected 65 tons of donated food, and 25,000 meals were served to the neediest.

In parallel, the Sodexho Foundation made a donation of $1.3 million to finance initiatives in the fight against malnutrition.

Numerous other food collection programs are organized in partnership with Second Harvest, one of America's largest organizations in this effort. The group has decided to generalize the program, S.T.O.P. Hunger, to all countries, where Sodexho is present.

Acting against exclusion through integration in the workplace

Sodexho helps those in need. These people come from widely differing backgrounds, and include underprivileged youth, the unemployed, the disabled, convicts, and people who have difficulties speaking the language of the country they are in. For all of these situations, Sodexho defends the idea that the workplace can contribute to the fight against exclusion.

In support of youth

In France, Sodexho works in partnership with schools and training organizations, such as the *Ecole de la Deuxième Chance* (School for a Second Chance) and the foundation, *Agir Contre l'Exclusion* (Act Against Exclusion). For 10 years, the group has been one of the partners of the Villa Sainte Camille, a center that helps troubled youth adapt to the workplace. This center offers twelve workshops, including laundering, gardening, and hospitality and catering services. Sodexho helps run the catering workshop, which regularly trains classes of a dozen young people. Sodexho automatically offers a job to anyone who completes this training program (18 jobs in 2002).

In Brazil, the program *Menor Aprendiz* is in place for several years now. It allows youngsters from 16 to 18 years old to discover the working world and learn a skill. An academic scholarship is paid directly to a training organization that offers evening and weekend classes throughout the year. The program leads to a job with Sodexho.

The Governor of Nevada awarded **Sodexho** in the U.S. with **an Employer of the Year** citation for its action in favor of the disabled at its site on the campus of the University of Nevada, in Las Vegas. ►

Action in favor of the disabled

Hong Kong Vocational Education and the Ministry of Labour organize apprenticeship-training programs in partnership with Sodexho in Hong Kong.

Sodexho in France trains its managers and frontline employees in the Healthcare business, so that they can learn to understand better those with disabilities and their needs. This training, created four years ago, lasts three days. It is led by a psychoanalyst and several guest speakers.



Feeding Our Future in 14 cities

Conscious of the role of nutrition in the physical and intellectual development of children, the Sodexho Foundation supports Feeding Our Future, as part of its S.T.O.P. Hunger program. This initiative donates tens of thousands of meals to children, who miss the benefit of eating at school cafeterias during summer vacation. Feeding Our Future, which began five years ago, is now in eleven American cities: Atlanta, Boston, Chicago, Detroit, Fort Lauderdale, Fort Worth, Los Angeles, New York, Philadelphia, San Francisco, and Washington DC. It is also present in three Canadian cities: Calgary, Montreal and Toronto. This year, over 150,000 free meals were served.

Feeding Our Future™

Correctional services: Sodexho takes ethical stance

The group restricts its presence to:

- ○ Democratic countries
- ○ Countries that do not practice the death penalty
- ○ Countries where the purpose of incarceration is social rehabilitation
- ○ Prisons that do not require its service personnel to carry weapons.

Sodexho selects the type of establishment where it is liable to work:

- ○ The vision of those who operate the facility must be coherent with the global approach of Sodexho as to corrections management, that is to say the improvement of prison living conditions.
- ○ Service provision must take into account the humane treatment of prisoners, ensuring dignity, respect and equality.

All profits, resulting from work by prisoners, must be donated to associations devoted to prisoner reinsertion.

Among other actions, Sodexho in Belgium works in partnership with the School of Uccle for the Deaf and Hard of Hearing. Sodexho in Finland has an agreement with specialized schools for partially disabled youth. And Sodexho in Chile has launched a program to hire persons with Down's syndrome.

Action in favor of those in need

Sodexho in the U.S. supports the Welfare to Work program, encouraging managers to recruit the needy. Sodexho in Italy has agreements with SILOE-Caritas Ambosiana, the Episcopal community and other associations that aim to ease the integration into society of the unemployed, former drug addicts and disabled people.

Sodexho in the UK adheres to the government initiative, New Deal, whose goal is to increase opportunities offered to job seekers and the disabled. Sodexho hired 40 of the long-term unemployed.

Action in favor of penitentiary inmates

Sodexho is active on two levels: it strives to improve the quality of life of inmates, and it assists them in rejoining society, especially in finding work. Sodexho bases its action in this segment on strong ethical commitments.

Sodexho believes that reintegration necessarily involves not only acquiring job skills, but also learning about work-related values. That is why Sodexho sets up workshops in correctional facilities that serve both an instructional and a social purpose.

Helping prisoners obtain a salaried job with a future as soon as they are released is a priority objective. In cooperation with governmental job agencies, the Sodexho subsidiary in the UK puts a mobile service at the disposal of ex-convicts. It offers them advice and posts job offers, notably in catering.

Sodexho hires former prisoners. For example, Sodexho in Belgium hired a former prisoner as a dishwasher in a catering unit. Today, he has become a site manager.

Protecting the environment, setting the stage for Quality of Life

Despite the fact that its operations are non-polluting, Sodexho has always taken into consideration the concerns of its clients and customers in respect to this issue. In each country where it is present, Sodexho scrupulously applies local legislation concerning the preservation of natural resources.

Country-specific action

For several years, Sodexho subsidiaries have enacted local programs, often drawing up charters, regarding protection of the environment. Action plans cover sorting waste and using environmentally-friendly products and recyclable packaging. These plans include annual reviews, which have notably allowed the subsidiary in Sweden to obtain ISO 14001 accreditation.



Sodexho in the UK has published a white paper for general circulation, entitled Natural Balance, which presents its environmental policy. This charter details action plans, and identifies responsibilities within the company.

Sodexho in North America emphasizes waste management and recycling programs. Today, 20 percent of consumables are recyclable. The goal is to double that percentage over the next two years.

In France, the program for protection of the environment teaches civil responsibility to children, their families and Sodexho staff. The idea is to help young customers acquire attitudes and eating habits that encourage respect for the community's natural resources.

Biodegradable consumables

In November 2001, Sodexho in the U.S. and Earthshell Packaging signed an agreement regarding the use of biodegradable sandwich wraps, plates, and bowls on remote sites in Alaska. Their design required several years of study by experts. They are made out of natural limestone, potato starch, 100%-recycled fibers (not requiring the harvesting of trees), biodegradable polymers, water, and a wax coating. Biodegradable, this packaging is just as competitive in terms of performance as it is in price.


Creating value to be
sha

Interview with Albert George
Group Chief Operating Officer Sodexho Alliance
Chairman of the Executive Committee

ALBERT GEORGE SAYS THAT OVER THE YEARS SODEXHO HAS CHANGED AND CONTINUES TO CHANGE. SODEXHO NOW POSITIONS ITSELF AS A NEW BREED OF MORE NIMBLE SERVICE PROVIDER IN AN INCREASINGLY COMPLEX MARKETPLACE. HIS COMMENTS:

Q.: What is Sodexho's development potential?
GEORGE: Let's consider our business and our position in the marketplace. We are number one worldwide in Food and Management Services, number two worldwide in issuing Service Vouchers and Cards, and number one worldwide in Remote Site Management. We estimate the market potential for **Food and Management Services at 380 billion euro.** This business represents 92 percent of Sodexho's sales. With regards to **Remote Sites,** the market potential is estimated at about **USD 10 billion.** In fact, according to ExxonMobil, which is one of our major clients, capital expenditures in gas & oil infrastructure over the next 10 years should approach USD 1 trillion. We estimate that around 1 percent of this will go to subcontracting, which concerns us. As for the market for **Service Vouchers and Cards,** we evaluate it at **30 billion euro,** just taking into account services that we have already identified. However, in reality the development of new technology and the rising importance of consumer aspirations have opened new, broader development horizons for us.

Does Sodexho's business really go beyond food service?
□ Sodexho has changed and continues to change. The danger for any business is its tendency to be seen as just another commodity. However, it would be a mistake to think this is inevitable. Sodexho has always been in a noble business: the feeding of people who live and work together. Nevertheless, throughout our development history, our field of activity has considerably expanded. For one thing, the opening up of new segments has progressively enriched our vision of the industry. For another thing, lifestyles have changed. We spend more time away and farther from home. We are among millions who aspire to a better quality of life at work, but also in educational and health care establishments. Sodexho's is in fact **a new business,** increasingly complex and technical. Sodexho teams offer over 80 different services. Of course, this still includes food service, but now there are specialized services, such as reception desk, health club management, building, grounds and technical maintenance, even the cleaning of operating theaters in hospitals and helping orderlies transport patients, or tutoring and educational shows in schools, laundering uniforms and cleaning weapons for the armed forces, waste-water treatment and refuse removal, hospitality, and leisure services on remote sites... the list goes on. Services besides food represent 18 percent of our consolidated revenues. This share can vary widely from one country to another or from one segment to another.

How would you define Sodexho's new skills in this business?
□ We reinvent ourselves daily, with two strong values in mind:
■ **Assist each client in focusing on their core business,** by delivering every service that contributes to creating value for their enterprise and improving the quality of life for those who find themselves in their establishments;
■ **Improve the quality of daily life** for everyone we serve, everywhere in the world. Provide them with quality food service, plus other services that make their lives easier, in total security, at affordable prices. That demands exceptional know-how.

These two values are in perfect harmony. For instance, it is easier to listen to the needs of patients and offer them excellent care, when all the rest, from welcoming their families to sterilization of surgical instruments to specialized cleaning has been subcontracted to you in complete confidence. We are nonetheless conscious of the limits of our responsibility. We assist clients to focus on their core business. However, we are not there to do their work for them. In health care, for example, we declined to integrate personnel management for nurse's aids into our Global Hospitality offering...

In practice, what does Sodexho offer its clients?
□ Before responding to a specific request – for instance, providing hotel-style service while reducing operating expenses – we practice a sim-

ple principle: analyze the larger context and needs of each client. We strive to understand their aspirations, which leads us to develop tailored responses. A solution has to secure an overall savings, or propose an additional source of revenue, or increase staff efficiency, or improve corporate image, or maybe do all of those things at once. To illustrate what I'm saying, I can mention Clininvest, a French group of private clinics. Their call for tenders sought a 20 percent cost reduction in food service. A closer analysis of the environment, including competitors among private clinics in France, and a good understanding of this client's strategy, enabled us to propose that they become 'the most reliable clinics in France.' A smart move, because Clininvest was completely convinced by Sodexho's offer, which of course brought them the economic value that they were looking for, but also additional corporate image value, which was essential to their business development.

What is Sodexho's future in this business?

□ For our clients, the business and our practices are not only rich in promise, because we help them remain competitive, but are also indispensable. Nowadays, clients no longer say, 'It's too expensive,' they say, 'It costs too much to do without.' A day of downtime on a drilling rig represents a greater penalty than the cost of safety, which could have prevented the incident. The renovation of a hospital room in less than 3 hours certainly has a cost, but the benefit is greater. We are looking to create value for our clients. This way, we become their strategic partners. For our employees and everyone who chooses to work with us, our business is probably among the most noble and exciting that exist. It demands ever-greater professionalism, know-how, empathy, and a taste for hospitality... Improve the quality of daily life – this is a business mission we can be proud of.



"Each day, we pioneer in our industry, helping each of our clients to focus on their core businesses, and improve the quality of daily life for all those who we serve."

Operational leadership team

EMMANUEL BARRIÉ
SVP, European Large Accounts Development
Business and Industry
Food and Management Services
Europe



ROD BOND
President, School Services
Food and Management Services
USA



RICK BROCKLAND
President, Higher Education Services
Food and Management Services
USA
Worldwide Market Champion, Education





JEAN-MICHEL DHENAIN
Chief Executive Officer
Food and Management Services
Continental Europe
Worldwide Market Champion, Healthcare and Seniors



RAPHAËL DUBRULE
Corporate Secretary
Sodexho Alliance







GARRY C. KNOX
President
Food and Management Services
Canada

NICOLAS JAPY
President
Universal Sodexho
Worldwide Market Champion, Remote Sites

PETR HLISTA
Managing Director
Food and Management Services
Central Europe (Austria, Czech Republic, Greece, Hungary, Poland, Slovakia)

PATRICK POIREAU
President
Food and Management Services
Asia and Australia







TOM M. MULLIGAN
President, Corporate Services
Food and Management Services
USA

HERB NAHAPIET
Managing Director
UK Detention Services
Food and Management Services
Worldwide Market Champion, Correctional Services



MARK SHIPMAN
Chief Executive
Food and Management Services
UK and Ireland







IVAN SEMENOFF
President
Sodexho Pass
Service Vouchers and Cards

GIACOMO SORLINI
Managing Director
Food and Management Services
Italy and Slovenia

DAMIEN VERDIER
President
Food and Management Services
France

ANTONINO CIRRINCIONE
Managing Director
Service Vouchers and Cards
South America



HORST DE HAAN
Managing Director
Food and Management Services
Germany





PLINIO DE OLIVEIRA
Managing Director
Food and Management
Services
Brazil



PIERRE HENRY
Managing Director
Service Vouchers and Cards
Western Europe, North Africa and China



JEAN-PAUL FONTAN
President
Sogeres
France

MICHEL FRANCESCHI
Managing Director
Food and Management Services
Spain and Portugal





MICHEL LANDEL
Chief Executive Officer
Food and Management
Services
North America
Worldwide Market Champion
Business and Industry



FRANÇOIS LEPLAT
Managing Director
Food and Management
Services
Belgium and Luxembourg



RICHARD MACEDONIA
President, Health Care Services
Food and Management Services
USA

HANS RIJNIERSE
Managing Director
Food and Management Services
The Netherlands and South Africa





ANDRÉ RODIONOFF
Managing Director
Food and Management Services
Northern Europe
(Denmark, Finland, Norway, Sweden)



PHILIPPE VORAZ
President
Food and Management
Services
South America and Turkey

Our activities

FOOD AND MANAGEMENT SERVICES	[No. 1 worldwide]
Business and Industry	[No. 2 worldwide]
Defense	
Prestige	
Healthcare and Seniors	[No. 1 worldwide]
Education	[No. 2 worldwide]
Correctional Services	
Remote Sites	[No. 1 worldwide]

SERVICE VOUCHERS AND CARDS	[No. 2 worldwide]

Business and Industry



Quality of daily life in the workplace

Sodexho's idea in winning the 'battle for value' is to get as close as possible to its customers and clients with services that meet their needs and that make life more pleasant. These can include conveniently [illegible] vending machines and [illegible] coffee [illegible] experience [illegible] in good [illegible] must [illegible]



Interview with Michel Landel
Sodexho Worldwide Market Champion, Business and Industry

WINNING THE 'BATTLE FOR VALUE'. MICHEL LANDEL SAYS THAT CLIENTS ARE MORE DEMANDING, MORE COST-CONSCIOUS, AND THAT THEY NEED REAL PROOF SODEXHO CAN MAKE A DIFFERENCE. IN A CANDID LOOK AT A HIGHLY COMPETITIVE MARKETPLACE, HE MAKES A STRONG CASE FOR SODEXHO'S VALUE PROPOSITION. EXCERPTS:

"Clients want services that let them focus on their core capabilities, while reducing their overall costs."

Q.: In-house studies show that the Business and Industry worldwide food service market has grown to around 73 billion euro, and you estimate that the multiservice market is probably 2.5 times greater. What other major trends are at work in this business?

LANDEL: With few exceptions, the B&I (Business and Industry) market is highly outsourced in the major countries, with decreasing margins and slow growth. In the top twenty countries, where our presence is strongest, outsourcing of food service is easily 80 percent. For another thing, there is little perceived differentiation among competitors, large and small alike, and this feeds price wars. And in a trend that has gained momentum throughout the past decade, clients are changing. They put contracts out to tender more frequently and negotiate on a national, if not a worldwide basis. They are more cost-conscious and more demanding, placing greater emphasis on the financial benefits of outsourcing. In short, clients want services that let them focus on their core capabilities, while reducing their overall costs. This challenging situation seems likely to continue over the next few years. If we are to obtain profitable growth in this market, we have to redirect our business towards areas where there are greater opportunities and figure out how to differentiate ourselves in a marketplace that is rapidly coming to regard us as a commodity-based business.

Given this business landscape, what is Sodexho's response?

■ We are working to reposition our offering and win what we refer to as the 'battle for value' (box). This means bringing solutions to market that increase productivity, make people more efficient, and enhance client reputations and image. With globalization a new market factor, our greatest strength is our existing presence in 74 countries. All around the world, wherever our clients go, we can deliver unique benefits, to help them win their own battles for value. What's more, we can offer them a very broad range of services, not just food, but multiservice packages as well. And, in countries where clients have small teams, we give them the possibility to benefit from these services via service vouchers and cards, by mobilizing synergies with our subsidiary, Sodexho Pass. We are therefore very well positioned.

How does the future look to you?

■ We are currently growing sales by cross-selling our different services. Around the world, many of our strongest growth opportunities exist in a variety of non-food services. By segmenting our client base and improving our understanding of the needs of both our clients and customers, we sell more effectively against the competition and create a compelling offer that is based on values other than low pricing. Clients count on us to improve quality of life for their employees, to increase satisfaction and reduce turnover. To do this, we constantly innovate, to create a customer experience that differentiates us from the competition, to drive sales and boost employee loyalty. Ultimately, we aim to reverse the trend for clients to regard our services as mere commodities. The goal is to provide them with a value proposition that emphasizes quality of life, while creating an experience that no one else can match. In practice, we achieve this through investment in our sales organizations and in training. At the same time, we ensure that our systems and operations enable us to live up to the expectations, which our sales teams create.


Cisco Systems

"Innovation, partnership promotion, transferability and transparency – with Sodexho and its subsidiary, Altys, we get it all."

Michèle Denayer,
Facility Manager, EMEA
(Europe – Middle East – Africa),
Cisco Systems

Progressing together

Sodexho is a partner that goes beyond our expectations **Cisco Systems [Belgium]**

MAY 2000 – CISCO SYSTEMS, THE WORLDWIDE LEADER IN NETWORKING FOR THE INTERNET, NAMES SODEXHO AS ITS CHOICE FOR MULTISERVICE MANAGEMENT AT ITS SITES IN BELGIUM. THANKS TO THE SUCCESSFUL EXPERIENCE OF ALTYS TEAMS WORKING FOR CISCO SYSTEMS IN FRANCE, SODEXHO, ON THE INITIATIVE OF ALTYS, WAS ABLE TO 'CROSS-SELL' THEIR OFFERINGS IN BELGIUM.

Cisco Systems was looking for a service provider that could keep pace with this technology company's fast, continuous growth. It sought to focus on its core business requirements, and any subcontractor had to provide a high level of Quality of Service, without disruption or inconvenience to operations. Cisco Systems also wanted a partner that could run service provision as flexibly as possible. The aim was to decrease the number of subcontractors, by choosing a supplier with the broadest possible scope in skills and know-how. The chosen partner would have to help develop shared tools for performance reviews, as well as an innovative solution in terms of communication and reporting. *"Ideally, we would interface with as few contact persons as possible from the partner's organization,"* said one contract negotiator for Cisco Systems. It was hoped that a clear, simple organization chart would foster ideal relationship management.

Mutual follow-up on aspirations and solutions

Sodexho/Altys positioned itself as a multinational professional, capable of providing service that matches the Cisco Systems culture: a partner that exceeds their expectations and seamlessly integrates with their operations. This meant building a team of 10 people, permanently delegated to the site. Responsibilities cover Logistics Support, Visitor Reception, Building and Technical Management, Purchasing, Invoicing, Financial Reporting, and Legal. *"We are committed to listening continuously to client needs, and we are ready to integrate any change into our operational solution,"* said Carine De Strooper, Development Director, Altys Belgium. *"This model of customer relationship management is a remarkable source of information, progress and exchange,"* she explained. *"This requires common*

5.369	4.891	43%	139,800	12,565
REVENUES (IN EURO BILLIONS)	REVENUES (IN USD BILLIONS)	SHARE OF GROUP REVENUES	NUMBER OF EMPLOYEES	NUMBER OF SITES

score cards and measurement systems, for the reporting sessions. With that aim, we rely on a full Web-based platform, to record and follow up on all demands from Cisco Systems users. The system is set to go into operation in more than 50 countries, where Cisco Systems is based," she added. Throughout Europe, Service Level Agreements and Key Performance Indicators are the foundation for these efforts, which measure service-delivery effectiveness. For each service, Sodexho/Altys and Cisco Systems management teams define 'SLAs' and 'KPIs,' which are integrated into a single, global document that is the reference measurement tool for the entire management team.

More than support: mutual trust

"To develop all possible synergies at management as well as operational levels, we have set up a continuous 'search for best practices' between the several countries, where Sodexho/Altys is the main operator and multiservice provider (Belgium, France and Germany)," said De Strooper. *"We want to 'share the dream' with our client: that is, enable all Cisco Systems team members to enjoy a best-in-class service, in all their locations where we are active, taking into account economical and operational factors, and enabling Cisco Systems to compare service performance,"* she concluded.

ACHIEVEMENTS

Greece – Takeover of Intertaste Catering, a group subsidiary and local leader in managing corporate catering concessions.

ISO 14001 accreditations – **Australia** (at Ford Motor Company), **Belgium** (at the Théâtre de la Monnaie, Brussels, a national first for food service), **Sweden** (3 hotel and conference sites), and the **UK** (for Safegard, a group environmental services subsidiary).

ISO 9001 (year 2000) – **France** (Sodexho is first in its business to receive accreditation for food services), and **Chile** (at Telefonica CTC Chile and at its affiliate, El Llano).



[Brazil and Continental Europe]

Welcome to the Sodexho food mall...

Already present at over 800 sites in Continental Europe, the Conviv'styles® customer-adapted approach to company restaurant catering is making its appearance in Latin America. One early result: the 2,000 employees of Bank Boston, in São Paulo, are discovering a unique new concept in corporate dining. Their canteen has been transformed into a 'food mall,' offering a choice of eight different varieties of cuisine, a sidewalk café, a convenience store and a delivery service. This thoroughly-modern layout is especially well-adapted to the bank's headquarters, which is housed in the most modern building in the region.

[Australia and Poland]

... and happy shopping!

At Johnson & Johnson Medical, in Sydney, Sodexho has introduced its Just Trading branded retail concept. The onsite outlet sells over 300 Johnson & Johnson Medical products to staff, at discount prices. In addition, the convenience store offers services, such as same-day dry cleaning, photo processing, hosiery, newspapers, magazines, greeting cards, gift wrapping, takeout and candy. Similarly, at Bank Handlowy (a member of Citigroup), in Warsaw, employees benefit from a timesaving dry cleaning service on site.



[Australia, France and UK]

SodexhoAdalta.com

SodexhoAdalta.com is a modern response, adapted to clients' individual needs. This user-friendly extranet, designed to reinforce Sodexho's multiservice strategy, provides online access to Sodexho's wide range of services. Customers view menus, order meals, gifts, personal items and hospitality services, make requests and reservations, and access information about other services that Sodexho provides in the workplace. "By pre-ordering online, customers access our services from anywhere," said John Wright, B&I Marketing Director for Sodexho in the UK. Today there are operational sites in France and in the UK, while implementation of SodexhoAdalta.com is also at hand in Australia, Belgium, Spain, Sweden, and the United States.


e-altys
Altys

e-altys

Total transparency at your fingertips

Altys is a group subsidiary that specializes in property management and multiservice packages. Today, it is offering its clients the advantages of 'e-reporting.' Designed for financial applications, the purpose-built platform, e-altys, is primarily of use to asset managers and building owners, who mandate to Altys the management of their holdings. Because some 80 operators update daily the information system, the Web-based tool enables near real-time tracking. The software also ensures that the different users share the same information, in a totally secure environment for each individual, since all decisions made relative to each asset are entered into the system.

[Innovation]

Conference site reservations online



In the UK, event organizers are on the lookout for new, interesting venues. At the same time, Sodexho clients, who have appropriate sites, appreciate not only an opportunity to reduce their operational costs, but also the supplementary revenue streams that their sites can now bring. 'Conference-online' helps transform client sites into conference venues, thanks to services Sodexho provides. Marketing-wise, a Web site assists clients in promoting their 'conference centers.' For users, this innovative service helps them find interesting new sites for their events. Get all the details at www.conference-online.co.uk.

Among our clients

ABB, *Camacari (Brazil),* Brighouse (UK)
Alcatel, Vienna (Austria), Zaventem (Belgium), 2 sites (France)
AXA Group, Milan (Italy), 2 sites (France), *High Wycombe (UK)*
Cablevision Systems Corporation, Bethpage, NY (USA)
Cable & Wireless, 9 sites (UK)
Cap Gemini Ernst & Young, Rome (Italy), *4 sites (Netherlands),* 6 sites (UK), New York (USA)
Capital One, national account (USA)
Cisco Systems, Mumbai (India), 3 sites (UK), 9 sites (Germany), *2 sites (Belgium),* 3 sites (France)
Citigroup, 5 sites (Poland)
Compaq, Houston, TX (USA)
Danone Group, Buenos Aires (Brazil), **Danone Vitapole,** Palaiseau (France)
Dior, *Orléans (France)*
EADS, 2 sites (France), 2 sites (UK)
Ericsson, Brussels (Belgium), 2 sites (UK), Texas (USA)
Fidelity Investments, Boston, MA (USA)
FirstGroup, *5 sites (UK)*
Fleet Financial, national account (USA)
Ford Motor Co. (Volvo), 3 sites (Brazil), Boras (Sweden), 4 sites (Australia), *national account* (USA), Caracas (Venezuela)
Franklin Templeton, San Francisco, CA (USA)
General Motors, 3 sites (Brazil), Slieorich (Netherlands), Luton (UK), 2 sites (USA)
Gillette, Buenos Aires (Argentina), Chennai (India), 2 sites (UK), *national account* (USA)
GlaxoSmithKline, Shanghai (China), 3 sites (UK)
Hermès, Pantin (France)
Hewlett Packard, Shanghai (China), Rome (Italy), Espoo (Finland), Houston, TX (USA)
Honda, Swindon (UK), Alabama (USA)
Household Finance, national account (USA)
Ing Group, 11 sites (Netherlands), London (UK)
Inter-American Development Bank, Washington DC (USA)
JP Morgan Chase, Arlington, VA (USA), London (UK)
KLM, Rijswijck (Netherlands), 2 sites (UK)
Marriott Hotel, *Seoul (Korea)*
Massmutual, national account (USA)
Merrill Lynch, Mumbai (India), London (UK), national account (USA)
MetLife, *national account (USA)*
Motorola, Beijing (China)
Nestlé, Buenos Aires (Argentina), Goinia (Brazil), New Malden (UK), 2 sites (USA), Marseilles (France)
Nokia, Beijing (China)
Nortel Networks, *national* account (USA)
Perot Systems, Dallas, TX (USA)
Pfizer, *Madrid (Spain),* Dorking (UK), New York (USA)
Philips Electronics, Bogota (Colombia), Warsaw (Poland), Mumbai (India), Albuquerque, NM (USA)
PricewaterhouseCoopers, *Madrid (Spain), London (UK),* Brisbane (Australia), Tampa, FL (USA)
PSA Peugeot Citroën, Buenos Aires (Argentina), Charleville (France), Berlin (Germany)
Radio Shack Corporation, Dallas, TX (USA)
Raytheon, Chester (UK), Upper Marlborough, MA (USA)
Robert Bosch, 2 sites (France), Teajon (Korea), Jihlava (Czech Republic), *Milton Keynes (UK)*
RTL Group (Luxembourg)
Sanofi-Synthelabo, Rio de Janeiro (Brazil), Maasluis (Netherlands)
Siemens, Toulouse (France), Munich (Germany)
State Street Bank, *Boston,* MA (USA)
Tata Group, 7 sites (India)
Toyota, Santiago (Chile), 2 sites (UK), Torrance, CA (USA)
Unilever, Buenos Aires *(Argentina), Cali (Colombia),* 3 sites (Netherlands), 2 sites (UK)
Verizon, national account (USA)
Volkswagen, Quinta do Anjo Palmela (Portugal), 2 sites *(Brazil), Crewe (UK)*

ADMINISTRATIONS
Parliaments of Belgium, Finland, Italy and Scotland
Foreign Affairs, Ottawa (Canada)
HM Department for Education and Employment, *London (UK)*
Government Centers of Minnesota and Indiana (USA)

EVENTS
Ascot Racecourse (UK)
Henley Royal Regatta (UK)
Tennis Open Championship, ATP Tour (Brazil)
Mediterranean Games (Tunisia)
Roland-Garros, ATP Tour (France)
Tour de France, bicycle race *(France)*
Tennis Open de Paris Bercy (France)
Prix d'Amérique, horse race, Vincennes (France)
Prix de l'Arc de Triomphe, horse race, Longchamp *(France)*
Prix de Diane, horse race, Chantilly (France)



Interview with
Managing Director, Defense Services, UK and Ireland

"The trend is to move towards outsourcing food service, to secure manpower savings in response to budgetary constraints."

VAST UNTAPPED POTENTIAL FOR OUTSOURCING. ANDREW LEACH SAYS THE OVERALL TREND IS FOR ARMIES AROUND THE WORLD TO MOVE TOWARDS OUTSOURCING. SODEXHO IS WELL POSITIONED TO BENEFIT FROM THIS OPPORTUNITY, AS IT FIELDS A BROADER RANGE OF CAPABILITIES THAN ITS COMPETITORS. FURTHERMORE, HE BELIEVES THAT SODEXHO'S LOGISTICS CAPABILITY IN SUPPORT OF ARMIES, OPERATING OUTSIDE THEIR HOME COUNTRIES, OFFERS HUGE LONG-RANGE GROWTH POTENTIAL. EXCERPTS:

Responding to budgetary constraints, and in hot pursuit of manpower savings, the overall trend is to move towards outsourcing food service. This reaction will spread to other service delivery areas, where manpower substitution frees up uniformed personnel to pursue their core mission: training and combat. The main countries that have gone for outsourcing are the UK, Australia and the US, where the big market is. American defense spending is about USD 400 billion; Australia spends about 11 billion euro, the UK, 37 billion euro. The average European country spends between 20 and [illegible] billion euro.

The capacity to have a sole partner for a very [illegible] range of services, which covers everything [illegible] housekeeping to logistics to technical maintenance, enables our military clients to significantly reduce their costs. They may even generate [illegible] revenue streams, such as by marketing [illegible] of their installations, for instance, leisure [illegible]. However, Sodexho's main strength is [illegible] its capacity to transfer 'best practice' [illegible] country to country, around the world. [illegible] to our chief competitor, we have a [illegible] range of proven capabilities. Historically, the competition has focused on simple catering and cleaning tasks, and in some rare cases have run retail shops and leisure facilities, or provided for car rental. We provide total facilities management. For instance in Australia, we do everything from aircraft refueling to some maintenance. In another example, we installed (in Hyde Park barracks in London) various food offers, a retail shop, a pub and a recreation center. Our staff used to come in and stand behind the counter in a very institutional way. They are now being trained to serve as true retail employees (box).

We are very actively developing our service provision to armed forces, who are stationed in their home countries. The best example is certainly in the U.S., where the quality of our people and services helps improve quality of life for 74,000 servicemen and servicewomen in the US Marine Corps. This major new contract is sure to be a big door-opener for us. At the moment, governments all across Europe are considering how to outsource, which also represents for us a big future opportunity.

There is a new market evolving in logistics support to non-home country operations. This has been the U.S. model (called 'Logcap') for some years, but the UK (with 'Condo') and Canada (with 'Can Cap') are similarly preparing 'on-the-shelf' contractor support to operations. That is because the military does not know 'where' or 'when' the next military situation will be, so they need a matrix of logistics support to be available at very short notice. I think the logistics support to a mobile, even global, police force is on the cards.

Bye-bye KP, good morning Sodexho

United States Marine Corps [USA]



"This partnership between Sodexho and the Marine Corps is truly one of its kind, not only for its magnitude and complexity, but Marines no longer have to pull mess duty. They can focus on war fighting."

Lt. Gen. Richard Kelly, Deputy Commandant, *Installations and Logistics*, HQMC

Progressing together

In April 2002, Sodexho became North America's largest provider of food and management services to the US military, with the award of a 8-year contract, worth a total of $881 million (967 million euro). The contract covers the 55 US Marine Corps mess halls, located on 14 bases, spread across the country, from California to Arizona, North and South Carolina, Virginia and Washington DC, the nation's capital. *"Our teams are ready to provide the best possible service to the courageous men and women who defend this nation,"* said Michel Landel, CEO, Sodexho in North America. General Kelly explained: *"The decisive factors, which conditioned our choice, were the superior technical and cost components of Sodexho's bid, and the value created for the Corps. Also of paramount importance was Sodexho's willingness to forge ties with the small-business, minority and disabled groups that already work with us."*

Debriefing

"The client was faced with budget cuts while needing to improve the quality of military life," said Ty Gagne, Senior Vice President, Government and Military, for Sodexho in North America. *"Outsourcing became an alternative so they could refocus on their core mission. Their own study showed that outsourcing would result in substantial savings for the Marine Corps, in both labor and equipment costs. Sodexho participated in the study and viewed this contact as an opportunity to get a foothold in a promising market,"* he explained. John Benke, Vice President of Operations, also for Sodexho in North America, had further insights to offer: *"We decided to make Defense a separate segment and allocate the necessary resources. Even before the USMC's request for proposals came up in January 2000, we had made a study of its sites."* Most importantly, to prepare the bid, Sodexho chose the right partners. *"Our understanding of the Marine Corps and the choice of small-business, minority and disabled group partners were also critical factors in what turned out to be a very close decision,"* remarked Benke. *"We had to learn to partner with these organizations, since they were more used to working with government agencies than with private companies,"* he added. More than 30 percent of the work is serviced through these teaming agreements – more than words, this is a true contribution to improving the quality of daily life for all.



[France]

Showcase venue for French Army

The 'Cercle National des Armées' is a restaurant, hotel and reception center in Paris. Its main function is to provide the French Army with a showcase for foreign delegations. It is reserved for officers, high-level Defense Ministry officials, and their families. To begin with, Sodexho took up a commitment to provide affordable meals for retired officers, and finances this initiative, by developing outside activities. Before Sodexho began providing dining and hotel management, the center was in decline and losing money. "Your approach is imbued with the spirit of the Army, from start to finish," said Colonel Christian Hummel, 'Cercle' Director.

[illegible]ersonnel Management System simplifies military life

One reason that clients outsource is to generate savings, but also to make their lives simpler, for instance, by improving control and follow-up procedures. This is the case when the military is faced with non-military personnel management issues. SoFast allows for simple, rapid and economic management, even of extremely complex contracts. The system tracks [illegible] employee from the time they apply [illegible] posit[illegible] until such time as they leave or [illegible] and [illegible]ovides information and reports [illegible]ssist in [illegible]ecision-making, and thus reduce [illegible] Whe[illegible]ver there is a large number of [illegible]s, which require precise, fast man[illegible] SoFast can deliver substantial sav[illegible]nents; in one case, 150,000 euro [illegible]ing hours per week.

[UK]

Multiservice offering takes off with RAF

The Royal Air Force Strike Command is located in High Wycombe. It awarded Sodexho a large multiservice contract for the following services: catering, accommodation cleaning, accounting, fire fighting and prevention, armory, stores and supply, uniform and clothing, motor transport maintenance, coach and vehicle hire, chauffeur-driven vehicles, commercial catering, waste disposal, window cleaning, tailoring, and pest control. This demonstrates Sodexho's commitment and dedication to the military, through its recruitment and training of suitable personnel with the knowledge and expertise to support complex service delivery.

[UK]

Saving money for the Ministry of Defence

Sodexho delivers unique catering and support services to a military leisure center, based in the heart of the Tidworth Garrison, in the largest garrison town in Britain. Dependants and the general public frequent the leisure center. When serving military personnel, the center generates income for the Ministry of Defence, through a revenue-sharing agreement. The successful operation of the facility is set to lead eventually to the full operation of the center, as a whole.

ACHIEVEMENTS

UK – Sodexho wins Hospitality Assured Prize, for the quality of its services to the 1,700 people, stationed at Cotswolds Garrison.

Among our clients

Australia Defense Force,
6 sites (Australia)

Catterick and Colchester Garrison
(UK)

Cercle National des Armées,
Paris (France)

MSB Yurtlar,
Adana and Ankara (Turkey)

US Marine Corps,
55 mess halls (USA)

US Merchant Marine Academy,
Kings Point, NY (USA)



Trendy dining in prestigious settings

Sodexho Prestige operates in three major lines of business

Prestige







Private Clubs, Associations and Conference Centers

Conventions, seminars, business get-togethers and receptions – for its corporate clients, Sodexho Prestige provides fine dining and personalized service. Whether in Paris, Helsinki or Sao Paolo, every kind of business event benefits from the refined atmosphere and distinctive style that are typical of Sodexho Prestige. Thoroughly modern and in step with the times, organizers can now 'walk through' their next event venue 'online'. In the UK, clients make 'virtual visits' to the sites of their choice, and reserve online. Sodexho Prestige takes pride in its event management offering, spanning from deluxe hospitality service, through to the marketing of client sites on the Internet (go to www.sodexho-prestige.fr and www.conference-online.co.uk).

Directors Tables and Executive Dining Rooms

Sodexho Prestige caters to the busy business executive's every whim. It offers inventive cuisine, adapted to individual tastes, in discreet, elegant surroundings, plus of course impeccable service. The atmosphere is always tasteful yet relaxed, and conducive to high-level discussions.

Prestige Restaurants and Events

Sodexho Prestige operates in association with celebrated restaurants, such as *Les Arts*, *L'Atelier Renault*, and *Le Zyriab* in Paris (France), and the Swedish Parliament Restaurant, in Sweden. Internationally acclaimed for their exquisite cuisine, these restaurants are also home to distinguished chefs, who have trained at the Sodexho-Marc Veyrat school of cooking in France, and at Master Classes in the UK. In addition, Sodexho Prestige caters for world-famous events, such as the races at Ascot and the Chelsea Flower Show (find out more at www.corporatehospitality-online.co.uk).

ACHIEVEMENTS

UK – For the fourth year in a row, the Sodexho subsidiary, Directors Table, receives Hospitality Assured Accreditation for the quality of its service.

UK – Sodexho's British team of chefs obtain the Grand Prize at the Hotelympia International Culinary Salon, also for the fourth consecutive year.

progressing together

Sodexho Prestige demonstrates its winning service

French Tennis Federation (FFT) [France]

For the fifteenth consecutive year, the French Tennis Federation (FFT) has named the Sodexho subsidiary, Sogeres, the official caterer at the Roland-Garros Stadium in Paris, France. During this year's Grand Slam tournament at Roland-Garros, the Sogeres prestige business unit, *L'Affiche*, served an average of 8,500 meals a day, throughout the three weeks of the event. To meet this challenge, regular staff backed by 380 newly-hired employees were busy from morning to night at the 9 restaurant complexes on the stadium grounds. Customers included players, accredited journalists, FFT Presidents guests, umpires, line judges and other Tournament Officials, sponsors and their guests, plus the general public.






"In Sogeres, we have found a partner capable of joining us in taking up the challenge of promoting the Roland-Garros Stadium and the image of tennis and fine dining!"

Jean-Claude Blanc, Managing Director of the French Tennis Federation

Showcasing more than tennis at Roland-Garros

To promote the image of French tennis at home and abroad, the FFT decided to keep the Roland Garros Stadium open to the public all year long. At first, a number of attractions were imagined. Besides a view of the courts, mainly the renowned center court, visitors would be able to walk through the Tenniseum (the French tennis museum). The objective was to draw 100,000 visitors per year, with shops and restaurants to ensure a steady trade. The FFT also imagined guided tours, organized and marketed by event professionals, as well as business seminars. In a next step, the FFT sought a partnering agreement to put its plans into practice. It chose *L'Affiche*. Restaurant concessions indeed constitute a key success factor in generating customer traffic. The activity would have to satisfy a broad range of customer aspirations, plus add value to the image of the site. As part of a master plan including shops, a cafeteria was set to welcome groups of visitors *'on the go.'* The seminar facilities would make use of catering and traditional restaurant service. As for the existing *Pavillon Fédéral*, it was now set to become a tony new venue for Parisian gastronomy.

New name, same game

On June 17, 2002, *L'Affiche* saluted the end of one tradition and the inauguration of another: the *Pavillon Fédéral* was fully renovated and renamed *Le Roland-Garros*. *L'Affiche* was made fully responsible for the success of the site, with the FFT acting as a silent partner. This very upscale venue now features an interior designed by Miguel Cancio Martins (also known for his interpretation of the Buddha Bar in Paris). *Le Roland-Garros* seats 80 guests in a 'cozy' atmosphere, combining wood and brick hues in a rich display of varied textures. The restaurant also has a large shady terrace that seats 120. The menu proposes à la carte dining, and the cuisine is both creative and sumptuous, under the direction of talented chef, Stéphane Thoreton. Before taking over responsibility for *Le Roland-Garros*, Thoreton was chef at *Le Doyen*, *Drouant Traiteur* and *Taillevent*, three top Paris restaurants. Moreover, he is a member of the National Academy of Cuisine and of *Toques Blanches Internationales*. Another innovation: *Le Roland-Garros* is open to the general public year round. Bon appetit!



[UK]
Chelsea Flower Show attracts thousands

Each spring, Sodexho Prestige in the UK is the official caterer to the world-famous Chelsea Flower Show. At this year's event, visitors and staff were served over 10,000 meals, and 6,500 bottles of champagne were consumed. Staff of 475 persons, including 100 chefs, ran four restaurants: the Rock Bank Restaurant, The President's Marquee, the Seafood and Champagne Bar, and the Exhibitors Restaurant.

[USA]
Five-Star Master Class features nine celebrated chefs

Following the example of the 'École des Chefs' in France and Master Classes in the UK, gourmet cooking classes are now available to Sodexho's most talented chefs in the United States. The comprehensive program (Master Class: A Five-Star Culinary Experience) makes Sodexho the first contract dining company in North America to offer its chefs master classes taught by distinguished celebrity chefs. "Master Class provides a forum where we can reward, mentor and cultivate our rising culinary stars," said Tom Mulligan, President, Corporate Services, Sodexho in the USA. "It offers a unique opportunity to inspire and cultivate our most passionate culinarians, accelerate their entrepreneurial growth, and build loyalty to our organization."



[France]
Prizewinning recipe

The 8th Grand Prix Sodexho-Marc Veyrat was awarded to Mickaël Piétu, the head chef of the Neuilly branch of the Banque Hervet in the Paris area. The winner was one among 16 contestants of the class of 2002 at the Sodexho-Marc Veyrat cooking school. The winning recipe was for wild duck, roasted in cedar bark, and was worthy of a Michelin three-star rating, commented Marc Veyrat, at the awards dinner.



[France]
Sodexho Prestige serves President's Table at Parfums Christian Dior

A fashion house, whose name is famous the world over, Parfums Christian Dior, offers the same blend of mystery and impertinence, as its parent company, in a line of fragrances for men and women. With an introduction like that, the word 'prestige' takes on richer meaning. In an exclusive setting on classy Avenue Hoche, in the very chic 8th 'arrondissement' of Paris, Sodexho Prestige mixes its own mythical blend of tasteful image with a reputation for impeccable quality and personal service. At this President's Table 'savoir faire' meets 'savoir vivre' in an eclectic environment, created by a dedicated team.

Among our clients

PRESTIGE RESTAURANTS AND EVENTS
Children's Museum of Indianapolis, IN (USA)
Detroit Institute of Arts, MI (USA)
Government Center of Indiana, Indianapolis (USA)
Huntington Library, Gardens-Café, Pasadena, LA (USA)
L'Atelier Renault, Paris (France)
Le Lido, Paris (France)
Le Roland-Garros, Paris (France)
Le Ziryab, Paris (France)
Los Angeles Music Center, CA (USA)
Museum of Life and Science, Durham, NC (USA)
Museum of Science, Boston, MA (USA)
Museum of Television and Radio, Beverly Hills, CA (USA)
Racecourse of Chantilly (France)
Racecourse of Enghien (France)
Racecourse of Longchamp, Paris (France)
Racecourse of Vincennes, Paris (France)
Racing Club de France, Pré Catelan, Paris (France)
Roland-Garros, Championship, ATP Tour, Paris (France)
US Merchant Marine Academy, Kings Point, NY, (USA)

PRIVATE CLUBS, ASSOCIATIONS AND CONFERENCE CENTERS
Business Centre Etoile Saint-Honoré, Paris (France)
Castles of Suduiraut, of Cantenac belong to Axa Universités, Bordeaux (France)
L'Institut du Monde Arabe, Paris (France)
La Maison de la Recherche, Paris (France)
La Maison des Polytechniciens, Paris (France)
Les Étangs de Corot, Ville-d'Avray (France)
Les Salons de l'Aéro-Club de France, Paris (France)
Les Salons de la Maison des Arts et Métiers, Paris (France)

DIRECTORS TABLES AND EXECUTIVE DINING ROOMS
Alcatel, Paris (France)
Alcatel Hotel, Annecy (France)
A.O.N, Levallois-Perret (France)
Bolloré, Puteaux (France)
Bred, Paris (France)
Castle of Tremblay, Crédit Agricole (France)
Crédit Agricole Indosuez, Paris-La Défense (France)
Dell Computer, Montpellier (France)
Ford France, Rueil-Malmaison (France)
Hôtel Masseran Caisse d'Épargne Group, Paris (France)
IBM, La Défense (France)
La Poste, Boulogne-Billancourt (France)
Natexis, Paris (France)
Parfums Christian Dior, Paris (France)
Pechiney, Paris-La Défense (France)
TF1, Boulogne-Billancourt (France)



Interview with Jean-Michel Dhenain
Sodexho Worldwide Market Champion, Healthcare

GLOBAL HOSPITALITY: A NEW VALUE PROPOSITION

JEAN-MICHEL DHENAIN SAYS SODEXHO HAS THE ABILITY TO DIFFERENTIATE ITSELF FROM COMPETITORS. HE SEES THIS MARKET AS AN AREA WHERE SODEXHO MUST MAKE A DIRECT CONTRIBUTION TO CREATING VALUE FOR CLIENTS. HE BELIEVES THE WORLDWIDE MARKET SHARE FOR OUTSOURCING WILL CONTINUE TO GROW FOR SODEXHO, WHICH AIMS TO BECOME THE SPECIALIST FOR QUALITY OF DAILY LIFE IN HOSPITALS. EXCERPTS:

"Because hospitals have to be more and more competitive, they tend to look for partners who are willing to share the risks as well as the profits."

Q.: According to Sodexho, the estimated value of the multiservice market for healthcare is 70 billion euro. Out of that, food service accounts for half. Outsourcing amounts to about 30 percent of the total, although the rate on the 'other services' side is significantly lower. Where is this market going?

DHENAIN: Hospital occupancy levels continue to decline year on year. This is due to the underlying long-term trend towards day surgery and reduced in-patient stays. There has also obviously been significant industry consolidation. The number of beds has been reduced due to cost cutting, but also due to the re-channeling of funds into capital investments. For example, procurement costs for the latest medical equipment have risen sharply, which influences the possibilities of sub-contracting. Outsourcing growth has historically always been poor, due to a reluctance to reorganize in-house infrastructure. However, particularly among private hospitals and clinics, the ability to differentiate their offerings, in order to attract potential patients and qualified staff, has become a 'boardroom' issue. With market conditions stabilizing, we believe an opportunity is emerging, to promote value-added products and provision of multiservice programs in line with clients' cost maintenance objectives. This is a difficult market, because it is somewhat removed from our traditional core business, which is Business and Industry. We have to deal with illness, the human body, suffering and death; it is a complicated market, for instance, which requires juggling some 16 to 20 different diets, 365 days out of the year. Clients have to have confidence that you can handle such a complex business.

How exactly does Sodexho plan to respond?

□ There is an urgent need for cost-effective solutions, which free medical establishments to focus on the quality of their core skills, that is treatment and recovery. This means the healthcare segment is a place where we can participate directly in creating value for the image and reputations of our clients, to help them better market their services. They are very receptive to our promise of increasing the quality of daily life. This is our chance to show that we have the ability to differentiate ourselves from our competitors (box). That difference can be seen in pragmatic terms, especially when it comes to our offering, Global Hospitality, which we have been deploying for several years, now.

What is in store for the coming years?

□ We have a good understanding of the marketplace. Healthcare is finely segmented, while issues of culture and the priorities of each establishment differ widely. Thanks to our unrivalled experience, we are capable of designing and deploying customized responses: that is the sense of our multiservice hotel services offering for hospitals. In addition, one of Sodexho's major advantages is that we have a strong presence in the market, with experience in prestigious institutions. We also have good knowledge of customer needs and expectations. Another strength is the broad range of services we offer. My vision is that Sodexho be recognized as the specialist for quality of life in hospitals, and that is our challenge. We want to be the specialist for delivering well-being and comfort to patients, wherever we are present. And we want to be the specialist in creating economic value for our clients. Now is the time for the company as a whole to make an integrated move to penetrate this market.

The idea behind Global Hospitality

Housekeeping and food service represent 25 percent of total operating expenses for hospitals, 30 percent of their reputation, and 70 percent of the quality of life that they offer. In this context, the expression 'create value' takes on a very real meaning: develop a reassuring atmosphere for patients; enhance family/patient satisfaction; ensure staff enjoy good working conditions... By taking complete responsibility for all services, Sodexho enables its clients to focus on their core activity: medicine and treatment. Through clear definitions of each player's responsibility, Sodexho ensures harmonious service delivery and boosts efficiency, while reducing costs. This is the value proposition of Global Hospitality from Sodexho.

Healthcare



In creating value for clients, Sodexho implements a 3-point plan: deploy Global Hospitality, tackle the problem of malnutrition, and develop its retail business.

"We differ from our competitors," said Jean-Michel Dhenain. "For example, our delivery of the concept Global Hospitality takes the form of a differentiating multiservice offering. It includes food service for patients and staff, vending machines, bedside communications, reception and information desk, technical maintenance, sterile cleaning services, and the like.
Moreover, it is fully coherent with treatment and nursing. Sodexho is also tackling a fundamental problem that confronts all healthcare establishments, that is the under-nutrition of patients, which plays a role in their recovery. Findings from independent studies suggest that up to 40 percent of people, admitted to hospitals, are sufferers.
And Sodexho is developing its retail business. That means developing self-service restaurants and over-the-counter sales, such as through cafeterias, room service, convenience stores, and hairdressers, for all categories of patients and staff," commented Dhenain.

Among our clients

Aatalklinik Wünnenberg GmbH, Bad Wünnenberg (Germany)
Academic Hospital of Middelheim, Antwerp (Belgium)
Albert Einstein Hospital, São Paulo (Brazil)
Alemana Clinic, Santiago (Chile)
Alemana Clinic, Temuco (Chile)
Allergiatalo, Helsinki (Finland)
American Hospital, Neuilly-sur-Seine (France)
APH. Marseilles, 4 sites (France)
Bordeaux-Nord Aquitaine Medical Centers (France)
Danderyds sjukhus, Stockholm (Sweden)
Detroit Medical Center, MI (USA)
European Institute Europeo Oncologia, Milan (Italy)
Foundation Medica Maugeri, 5 sites (Italy)
Foundation Hospital de Alcorcón, Madrid (Spain)
Glasgow Royal Infirmary, North Glasgow **University Hospital NHS Trust** (UK)
Group San Donato, Milan, 6 sites (Italy)
Henry Ford Hospital, Detroit, MI (USA)
Hereford Hospital NHS Trust (UK)
Hospital A. Paré, Marseilles (France)
Hospital Clinico, Valencia (Spain)
Hospital 12 de Octubre, Madrid (Spain)
Hospital La misericordia, Bogotá (Colombia)
Hospital of the Catholic University of Chile, Santiago (Chile)
Hospital Saint Vincent de Paul, Medellin (Colombia)
Hospital Shanghai, (China)
Hospital Tivoli, La Louvière (Belgium)
Hospital Universitario Austral, Buenos Aires (Argentina)
Hotell Björken, Umeå (Sweden)
Hotell Mörby, Stockholm (Sweden)
Instituto Argentino de Diagnóstico y Tratamiento, Buenos Aires (Argentina)
International Peace and Maternity Hospital, Shanghai (China)
Institute Auxologico Italiano, Milan (Italy)
Jin Shan Hospital, Shanghai (China)
Johns Hopkins Hospital, Baltimore, MD (USA)
Karolinska sjukhuset, Stockholm (Sweden)
Kreiskliniken Aschersleben-Staßfurth, Aschersleben (Germany)
Lahey Clinics Medical Center, Burlington, MA (USA)
Las Americas Clinic, Medellin (Colombia)
Longjumeau Hospital (France)
Marly Clinic, Bogotá (Colombia)
Mary Washington Hospital, Frederiksburg, VA (USA)
Mathilde Clinic, Rouen (France)
Memorah Medical Center, Overland Park, KS (USA)
Municipality of Kisko (Finland)
NLPO, County Council of Stockholm (Sweden)
Northwick Park Hospital – North West London Hospitals NHS Trust (UK)
Nove de Julho Hospital, São Paulo (Brazil)
Pantein Maasziekenhuis, Boxmeer (Netherlands)
Policlinico Gemelli, Rome (Italy)
Queens Medical Center, Honolulu, HA (USA)
São Luiz Hospital, São Paulo (Brazil)
Service & Healthcare Center Punkaharju (Finland)
Siemens Medical Circulatory Center, Eschenlohe (Germany)
Saint Franciscus Gasthuis, Rotterdam (Netherlands)
Soma Clinic, Medellin (Colombia)
Southern Hospital, Malacca (Malaysia)
Stanford University Hospital & Lucile Packard, CA (USA)
Sunderby sjukhus, Luleå (Sweden)
Union Clinic, Toulouse (France)
University Hospital Anvers, Uza (Belgium)
University Hospital Erasme, Brussels (Belgium)
University Clinic, Regensburg, Bavaria (Germany)
Västra Nylands Hospital District Area, Ekenäs (Finland)
Westmead Clinic, Sydney (Australia)

Healthcare

2.318	2.111	18%	56,700	3,345
REVENUES (IN EURO BILLIONS)	REVENUES (IN USD BILLIONS)	SHARE OF GROUP REVENUES	NUMBER OF EMPLOYEES	NUMBER OF SITES



Sodexho is the service provider of choice

Bordeaux Nord Aquitaine Medical Centers [France]

Progressing together

Bordeaux Nord Aquitaine is the largest grouping of private healthcare establishments in the greater Bordeaux area. It comprises four medical centers: Polyclinique Bordeaux-Nord Aquitaine (250 hospital beds), Parc du Béquet retirement home (50 pensioners), Polyclinique de Bordeaux Caudéran (60 hospital beds and 9 special care units), and Polyclinique Cenon-Rive Droite (67 special care units). *"Following our decision to subcontract all non-medical services, we began by identifying the key issues of interest to us,"* said Dr. Guichard. *"These of course included meeting the group's care and quality standards. However social issues, such as staff availability, recruitment practices and retention rates, were also top of mind. Finally, we were particularly concerned by rising costs, and consequently, we decided to orient our search towards a partner that was willing to be part of the process of meeting our financial targets,"* he commented. *"Nonetheless, our final choice embraced more than just economics. We went with Sodexho also because of their reputation for sensitivity to increasing patient and family expectations,"* said Dr. Guichard.

Global Hospitality in practice

To win this prestigious contract, Sodexho proposed a range of services, diversified for the client and adapted to the needs of patients in terms of quality, health safety and comfort. Firstly, this meant meeting fundamental client priorities, and a decisive advantage of Sodexho was its socially-minded openness to the need for integrating 65 service staff members into its teams. This client was also looking for a commitment to developing a long-term partnership, not just for dining and specialized cleaning (operating theaters, doctors surgeries, etc.), but also with regards to a complete multiservice capability. In the face of budget restrictions, Sodexho proved it could respond proactively and delivered savings in all activities, where it was asked to intervene. Thanks to its proactive attitude, Sodexho's responsibilities expanded to include dietary monitoring, laundry, medical waste treatment, store management, parking and internal logistics.

In the image of advancement

In France, the image of healthcare is a serious preoccupation, especially for the private sector. Monthly patient satisfaction surveys show exceptionally good results for this client, who virtually enjoys a 100-percent occupancy rate. Indeed, the client willingly praises Sodexho for its contribution to improving the quality of daily life for its patients and staff, plus improving current



[Belgium and France]

Sodexho invents 'affinity vending'

They are doing it better in Belgium, at Uza Universitair Ziekenhuis Antwerpen – that is a hospital in Antwerp... On this site, Sodexho has built (and operates) a mini-mall, managed around the concept of affinity vending through a public cafeteria, shop, bank, et cetera. The mall enables visitors and patients to dine and relax (then later shop) in luminous, pleasant surroundings. Hospital staff avoid eating out, or having to leave the premises to make basic purchases. Meanwhile in France, this new concept, called Stand-up, extends to automatic vending machines, introduced to improve quality of life for patients, visitors and staff in eleven hospitals.



"Sodexho brought us a fully-integrated service offer, covering our objectives, but also promised a measurable improvement in the quality of daily life at our establishments – a promise they have more than made good on."
Dr. G. P. Guichard, Group CEO

services, in general. Furthermore, this client is seeking Quality accreditation, and Sodexho is helping to achieve that goal. Sodexho teams have won the confidence of the Bordeaux Nord Aquitaine Medical Centers, to the point where they have even been asked to work, concerning food service safety awareness (HACCP) at management level. Integrity and commitment - when it comes to advancement, Sodexho's response is a win-win recipe for success.



[Chile and Colombia]

Dining à la carte

Sodexho's Cafet concept is a blend of speedy cafeteria service and the choice that comes with eating in a restaurant, all in an avant-garde environment, now available in several establishments in Chile, like in the Clinica Alemana in Santiago. At the regional hospital in Temuco, a lounge concept, 'Le Cercle', was introduced, and offers personalized service to medical staff, in a relaxed environment, designed especially for them. In a related development in Colombia, Sodexho also introduced room service for visitors at the Clinica Marly, another example of how Sodexho constantly enhances its multiservice offering.

ACHIEVEMENTS

Sweden and USA – Acquisition of the American company, Patriot Clinical Services, a clinical equipment servicing business, plus penetration of the medical equipment market in Sweden.

France – Sodexho Healthcare is the first company in its sector to receive ISO 9001 Year 2000 accreditation for all services provided to clients, some 400 French hospitals and clinics.

USA – VHA Inc., a nation-wide network of 2,200 leading community-owned healthcare organizations, gives Sodexho a 2002 Partnership Award for the value-added of its services.

UK – ISO 9002 accreditation for Sodexho's sterilization services at Hereford Hospital NHS Trust.

[Innovation]

SoMotivating: bravo! Sodexho

Today, Sodexho in Canada's hourly staff are aligned with customer and account service objectives, thanks to SoMotivating, an employee incentive program. SoMotivating sets semi-annual, service-based goals for staff and recognizes and rewards the achievement of meeting those goals. SoMotivating thus ties quality in with consistency, through team initiatives and measurable individual performance indicators. This program reinforces the balance of cost control and quality. This innovation is set to be transferred throughout the group.

SoAppro: food fresh to hospital doors

If Sodexho is to increase its penetration of healthcare markets, the extremely high-potential public hospital sector has to be part of that strategy. Sodexho's food procurement service, SoAppro, is designed for the requirements of hospitals. The service simplifies purchasing and accounting procedures, guarantees budgetary discipline, and fosters autonomous kitchen organization, in a spirit of general risk and food safety management. After 3 financial years, Sodexho has acquired 16 hospital clients, thanks to SoAppro, generating sales of 16.5 million euro per year.

Seniors



Training brings staff closer to seniors

"The quality of life for seniors has improved over the past 30 years," said Jean-Michel Dh[illegible]. "Buying power has risen, as well as access to medi[illegible] care. Seniors of the post-WWII generation are mor[illegible] in terms of what they think enh[illegible] their [illegible] is a pioneer in this business. Sodexho invests [illegible] personnel, specifically to prepare them to [illegible] Service has evolved from simple [illegible] quality-focused culture, which takes into [illegible] expectations of the elderly. For example, Sodexho [illegible] care homes, to deliver not only medical care, but also psychological support for patients. For these seniors, who are often older, the offering is diversified, such as through personalized housekeeping services that ensure that pensioners feel truly at home," said Dhenain.





Interview with Jean-Michel Dhenain
Sodexho Worldwide Market Champion, Seniors

MAKING LIFE BETTER FOR SENIORS. JEAN-MICHEL DHENAIN SAYS POPULATIONS OF SENIORS ARE INCREASING, DUE TO EXTENDED LONGEVITY. AS WORLD MARKET LEADER, SODEXHO AIMS TO PROVIDE NOT ONLY MEALS, BUT PSYCHOLOGICAL SUPPORT AS WELL, IN LINE WITH THE OFTEN-DIVERGING ASPIRATIONS OF SENIORS, ACROSS THE GLOBE. THROUGH CONSTANTLY LISTENING, WITH A VIEW TO LEARNING AND DEFENDING HUMAN VALUES, DHENAIN TELLS HOW SODEXHO RISES TO MEET THE CHALLENGE, TODAY AND TOMORROW. EXCERPTS:

"Constantly listening to clients and customers... always learning – in this marketplace, there can be no progress without first a spirit of humility."

Q.: Sodexho estimates the worldwide multiservice market for seniors to be around 72 billion euro, including 35 billion euro for food service. Overall, outsourcing is at a rate of 18 percent. Is this market growing?

DHENAIN: The market is strongly influenced by demographic trends, so it is growing. Findings in 11 countries, by the Sodexho Research Institute on the Quality of Daily Life, show that the number of people over 65 will rise from 101 million to 168 million by 2025. As more and more seniors live at home (84 million of seniors, today, increasing to 145 million, in just a few years), we see growth in providing partially-prepared or ready-to-eat meals to their doorstep. Sodexho makes home deliveries to the elderly, in response to their nutritional needs, but also caters to their taste buds. We see growth in the number of day centers, too. Sodexho manages these structures on behalf of municipalities. They enable seniors, who live close by, to meet socially over a hot meal.

What new strengths have staff developed?

■ In this marketplace, there can be no progress *without first a spirit of humility.* Unlike for other market segments, the difficulty is that our staff cannot draw on their personal experience – they have never been seniors themselves! So our staff have to be specially trained (box), to listen to seniors and learn about these unique customers. This requires the capacity to be available to older people. It also means being sensitive to issues of resident/ family satisfaction. How can we make days seem less long and more cheerful? What events should we hold, such as entertainment, festive meals and theme days, to break the monotony and push back feelings of isolation? Our staff has to make a personal commitment, in human terms, to the well-being of their charges. Our goal is to partner pro-actively with clients, so that by responding to the individual needs of seniors, we improve the quality of their daily lives.

What is your vision for the coming years?

■ We have two challenges to deal with. For those seniors who wish to remain at home, the first challenge consists in developing services that uphold our ideal of quality of life, yet deliver cost savings. On this point, the expectations of seniors and the political will of governments in industrialized countries converge. Our second challenge is to respond to the needs of those age groups, who will have had a different life experience than the majority of seniors, whom we now serve. For instance, we currently deal with women, who for the most part have never worked. In future, we will be meeting many more senior women, who have worked. We both have to meet changing expectations, and foresee what these changes will be.

Progressing together

Satisfying different aspirations
Carroll Lutheran Village [USA]

"Sodexho has improved resident satisfaction, which also helps to market our facility. We are now an industry leader in services and responsiveness, and technology has brought us a reputation for innovation."

Hermine Saunders,
CLV community spokesperson

Carroll Lutheran Village in Westminster, Maryland, is a continuing-care retirement community, bringing together a total of 500 residents. They provide for Independent Living, Assisted Living and Skilled Nursing lifestyles in a campus-like setting. This year, the American Association of Homes and Services for the Aging cited Carroll Lutheran Village as an example of an excellent retirement facility. Sodexho and its senior services program, Village Merchant, is a part of that community. Sodexho creates a dining experience for all tastes, feeding residents and operating a retail restaurant. Sodexho and Carroll Lutheran Village have shared their relationship for almost 15 years.

Savvy consumers

In retirement homes, managing the changing desires of residents is a complex task. "We live in a new age of seniors. They expect more options and individual consideration. They are more knowledgeable, savvy consumers, who want to feel in charge of their environment and have services at their fingertips," said Hermine Saunders. "And they don't want to give up anything, just because they have moved into a retirement facility," she added. Village Merchant recreates a 'down-home' atmosphere that keeps the individual preferences of residents in mind. It manages their expectations through a program supported by Horizon Software (POS systems for food-service providers, including touch-screen technology, PIN pads, barcode readers... for example, allowing the tracking of all resident expenses, to ensure accurate budgeting and charging). Residents are empowered to influence the design of their environments and to manage their own financial resources. This way, Village Merchant secures economic value through program development and space planning, both to meet the desires of seniors, and through their satisfaction, to ensure full occupancy – a key indicator of success for Carroll Lutheran Village.

Improved resident satisfaction

Carroll Lutheran Village benefits from more than an enhanced image and reputation for innovation. Thanks to Village Merchant, Sodexho contributes to the human value of the retirement community, improving the quality of daily life for its residents, by providing flexibility of options, choice and service delivery. Carroll Lutheran Village is able to provide an environment that gives its residents what they want – flexible dining programs, responsive to individual desires. Improved resident satisfaction comes from dining programs, designed around resident utilization, ensuring that underutilized space and services are limited to a minimum. Continuing program assessment also helps to ensure staff is more productive and efficient in their endeavors. Administrators of Carroll Lutheran Village are so pleased with the results in terms of residents' well-being that they are expanding the partnership to add more service.

[Innovation]

SoDelicious

Calories, protein and vitamin C for health; 'homemade' desserts for pleasure: that is SoDelicious. Already in the UK and the Netherlands, this Sodexho solution is helping to reduce the rate of malnutrition, which affects over 40 percent of seniors in hospitals. SoDelicious offers freshly prepared, fortified, professionally-presented snacks, produced to a very carefully controlled standard recipe. Tasty and appealing, SoDelicious is presented as additional food, rather than some kind of medication. "I believe that innovations like this are vital if the problem of under-nutrition in hospitals is to be tackled," said Richard Wilson, Director of Nutrition and Dietetics at Kings College Hospital NHS Trust, a forerunner in adopting SoDelicious.


Sodelicious
berry delicious smoothie



[Canada and USA]

Major food service contract with Extendicare

Milwaukee-based Extendicare provides skilled nursing services to over 27,000 residents in 260 locations in the U.S. and Canada. It chose Sodexho for dining services at 19 locations. The contract is worth USD16 million, and Sodexho looks forward to a very long-term relationship. Extendicare stressed that this was not purely an economic decision. Its goal is to provide consistency and enhanced quality throughout their homes. Extendicare thus sees Sodexho as a marketing partner that brings expanded shareholder value, by being a key differentiating factor in the dining services program for residents, families and community outreach. "Sodexho has exceeded all expectations," commented Joyce Karoleski, Extendicare Senior Vice President.

Seniors

740	674	6%	18,800	1,679
REVENUES (IN EURO MILLIONS)	REVENUES (IN USD MILLIONS)	SHARE OF GROUP REVENUES	NUMBER OF EMPLOYEES	NUMBER OF SITES



Among our clients

ADAPEI, 2 central kitchens, Orne (France)
Am Bürgerplatz Retirement Home, Rödental (Germany)
Augustines Home, Meaux (France)
Avondale Retirement Village, Sydney (Australia)
Beckomberga sjukhus, Stockholm (Sweden)
Ben, Motorard Allied Trades Benevolant, 3 sites (UK)
Beverly Gallen Seniors, Santiago (Chile)
Brethren Village, Lancaster, PA (USA)
Caisses d'Epargne Fondation for Solidary, 28 sites (France)
Carroll Lutheran Village, Westminster, MD (USA)
Casa Cardinal Maffi, Cecina (Italy)
Club Neuilly Retirement Home, (France)
Copeland Oaks Retirement Center, Sebring, OH (USA)
CPAS, Antwerp, Dendermonde, Etterbeek, Waterloo, Wervick, Halle (Belgium)
Eichenhöhe Retirement Home (German Red Cross), Hamburg (Germany)
Filen, Stockholm (Sweden)
Franz Ludwig Retirement Home, Bamberg (Germany)
French Association for Paralyzed, 29 sites (France)
GGz Friesland, Leeuwarden (Netherlands)
Goodwin House, Alexandria, VA (USA)
Hespérides Centre, Neuilly-sur-Seine (France)
Highlands Retirement Community, Topsham, ME (USA)
Institut National des Invalides, INI, Brussels (Belgium)
Instituto Geriatrico e di assistenza, Udine (Italy)
Instituto Guttmann II, Barcelona (Spain)
Jewish Care Inc., Melbourne, Victoria (Australia)
Judson Manor, Cleveland, OH (USA)
Kisko municipality (Finland)
La Bonanova Centre, Palma de Majorque (Spain)
Lar de Santana, São Paulo, (Brazil)
Luther Manor, Milwaukee, WI (USA)
Marie Immaculée Home, 5 sites (Belgium)
Meadow Lakes, Hightstown, NJ (USA)
MEDIDEP Group, 57 sites (France)
Melbourne Nursing Room, 4 sites (Australia)
Montefiore Hospital Teresian House, Albany, NY (USA)
Nonnenbrücke Retirement Home, Bamberg (Germany)
Opera Pia Sant'Anna, Fossano (Italy)
Pilträdet, Stockholm (Sweden)
Protegida Pflegeheim Service Centre, Santiago (Chile)
Raphael Retirement Home, Lingen (Germany)
Retirement homes Cerino Zegna, Occhieppo (Italy)
Retirement homes Opera Pia Richiedei, Brescia (Italy)
Rockwood Retirement Communities, Spokane, WA (USA)
Roselius Foundation, 3 sites in Tuusula (Finland)
Sankt Irmgardisstift (Caritas) Viersen-Süchteln (Germany)
Sankt Nicolai Retirement Home, Neustadt Rübenberge (Germany)
Sant'Andrea, Monza (Italy)
Santa Catarina Service Centre, São Paolo - Brazil
Service Center Aurinkomäki, Pornainen (Finland)
Service Center Hanna-koti, Helsinki (Finland)
Service Center Pyörö, Kuopio (Finland)
Service Center Vaskikoti, Tampere (Finland)
Stichting de Jutter, Den Haag (Netherlands)
Stichting de Waalboog, Nijmegen (Netherlands)
Tanto, Stockholm (Sweden)
The Highlands, Wyomissing, PA (USA)
The Samarkand, Santa Barbara, CA (USA)
Väderkvarnen, Stockholm (Sweden)
Värmdö kommun, Stockholm (Sweden)
Vitalis Zorg Groep, Eindhoven (Netherlands)
Winchester Gardens, Maplewood, NJ (USA)
Zuflucht Retirement Home, Soltau (Germany)



[France]

As you like it

A new software program empowers Sodexho frontline staff to coordinate daily food service to seniors. In two retirement homes in Isère, it offers a personalized service, catering to individual taste preferences, and takes into account each diner's individual health status, physical condition, et cetera. This solution alleviates problems encountered with temporary help, who often do not know the residents well. Furthermore, it enhances client reputations, by enabling them to be sensitive to residents' individual needs, and improves customer satisfaction with their meals.

ACHIEVEMENTS

USA – Sodexho becomes U.S. market leader, thanks to business acquired with The Wood Company. Meadow Lakes wins Order of Excellence Foodservice Award (Creative Menuing category) from Contemporary Long Term Care.

France – In measuring Quality of Service delivered for catering and cleaning, 188 care homes, of which 44 for the disabled, receive recognition.

UK – Sodexho provides full-facilities service and receives ISO 9002 accreditation at two Nursing Residential Homes - Ferryfield and Ellen's Glen.

Education


focus



Interview with Rick Brockland
Sodexho Worldwide Market Champion, Education

CUSTOMIZED SOLUTIONS FOR CLIENTS. RICK BROCKLAND SAYS THE WORLDWIDE EDUCATION MARKET IS STABLE AND SHOWS STEADY GROWTH, LARGELY PARALLELING THE EBB AND FLOW OF REGIONAL DEMOGRAPHICS. THE INDUSTRY-WIDE CONSOLIDATION OF OUTSOURCED PROVIDERS IS DRIVING THE ECONOMICS OF THE BUSINESS. HE DISCUSSED THIS SITUATION, PLUS OFFERED INSIGHTS INTO THE SODEXHO DIFFERENCE. EXCERPTS:

"Education has been and always will be a people-oriented business."

Q.: Sodexho estimates the worldwide Education food-service market could surpass 50 billion euro, with 85 percent of that total concentrated in only 10 countries. Thirty-three percent of the market is outsourced. Who are the major players, and what do you see as client trends?

BROCKLAND: Clearly, the outsourced provider marketplace has consolidated. As an example, in the U.S., kindergarten to 12th grade school systems (3 to 18 year-olds), represent a USD 31 billion multiservice segment. The food service portion alone represents USD 13 billion. This market has consolidated to three companies. Internationally, the situation is not much different. Most clients in the K to 12 and higher education segments face economic challenges. Funding sources at all levels are decreasing. This causes clients to search for ways to differentiate themselves in order to compete for students. The need for differentiation provides opportunities for Sodexho to bring value that institutions cannot otherwise bring by themselves. For another thing, with the introduction of HACCP and other food safety laws, it is becoming increasingly difficult for schools to meet legal requirements in-house, giving Sodexho the opportunity to showcase its ability to meet these requirements with our established policies, like our traceability procedures. A client once said *'what got you the business is seldom what keeps the business for you'.* The strength of our organization is our ability to constantly customize value-added solutions for clients.

Beyond customization, what makes Sodexho really different?

Sodexho's commitment to improving quality of life wherever and people come together is the differentiating factor. We view our role as that of supporting our clients' missions. We see ourselves not as peripheral, but as core to those missions. The better we can understand our clients' challenges, the better we can become an integral portion of their institution, supporting the services they offer to students. This has been and always will be a people-oriented business. The employees who make up Sodexho make the difference. They bring a passion for service. It is a service spirit that focuses on customers' needs each and every day. I could not be prouder of the people who make up our company and the commitment that they bring to their roles.











College dedicates renovated dorms

Western Kentucky University [USA]

"We've been waiting for this day a long time. We're confident this project will improve the quality of life at WKU and boost enrollment."

Dr. Gary A. Ransdell, WKU President

Western Kentucky University (WKU), in an effort to avoid using state funds, created a private, non-profit foundation (SLF: Student Life Foundation) that issued bonds to provide resources for the renovation of its aging dorms. Sodexho's construction management team managed the USD 14.5 million project, consolidating four dorms into two highly-efficient building spaces. Sodexho developed the master plan and provided all construction and project management for the endeavor. *"There's no better student dorm room facility in Kentucky than what you have here,"* said David Cole, SLF Board Chairman, addressing students and faculty at the dedication ceremony for the new housing.

Changing times, new requirements

Called the Northeast and Southwest Halls, the buildings are designed to accommodate 600 students. In a survey, SLF discovered residents wanted private bathrooms, their own thermostat, security, privacy, more electrical and data outlets, community and study areas, courtyards and lobbies, and fire protection systems. Connecting areas, which now serve as the main entrance, were created when the four former halls were joined into two. Former entranceways are now common areas, including laundry rooms, kitchens, and vending spaces. In developing the construction master plan, Sodexho had to solve the problem of the lack of air-conditioning. The company devised a district chill water system that met that objective, while being cost-effective. Sodexho also met SLF's other goals, including improving elevators, creating suite-style rooms, and increasing accessibility.

The making of a university family

"The two halls and the plaza represent the real heart of what SLF is about in improving quality of life for our students," said Ransdell. "It is so important to make this a university family," added Cole. *"I wouldn't live anywhere else,"* said one enthusiastic Southwest Hall coed. *"The project is a symbol of the elevation of WKU from a university of regional importance, to a university of national prominence,"* said Ransdell. *"The project benefits not only student life, but it benefits the university today, tomorrow and in the years to come,"* concluded Cole. Improvements are already having a positive impact on WKU's enrollment, which hit a record high of 17,770 this year, with 10,000 potential students on the waiting list!

Education

3.095	2.819	24%	73,200	5,363
REVENUES (IN EURO BILLIONS)	REVENUES (IN USD BILLIONS)	SHARE OF GROUP REVENUES	NUMBER OF EMPLOYEES	NUMBER OF SITES

[China, France and USA]

Worldwide Web innovation

Sodexhoeducation.com now comes in three flavors: English, French and... Chinese. It is a modern tool that enhances communication between schools and parents. Sodexhoeducation.com offers a Web site that gives children and parents access to menus and nutritional information. Families can also pay 'online' for meals (the pre-payment system generates cash flow) and contact Sodexho directly via the 'chat room.' This way, parents ensure that their children are eating properly at school, and children have a further chance to express themselves. One-click sections include Free Meals, Help Wanted, S'Cool Links, and Talk to Us.

[Innovation]

Café a la Cart: take a little break on your way

Sodexho has introduced a new solution in Campus Services, suitable for all sites that have rushed, stressed and demanding customers. "I really want to be able to take advantage of my breaks to relax and get a quick snack without having to run to the other side of campus," said a student at Saint Mary's College, Indiana (USA). Called Café a la Cart, this innovation is a movable kiosk, which features speedy access, value, convenience, and takeaway packaging – a moment of relaxation that comes to you. Operated by a single employee, Café a la Cart allows Sodexho to serve more customers. Installation costs are low and return on investment high.

[USA]

High quality products, great design

Sodexho adapts its services to the campus environment. For instance, Sodexho opened the 'Red Hawk Café,' at Montclair State University (New Jersey) and the 'Jazzman's Café,' at the University of South Carolina. The Red Hawk, a 24/7 facility, is a way of responding to the needs of the student body by offering a service that combines two priorities: available anytime and proximity. The Jazzman's is Sodexho's way of creating a unique café experience that blends quality products with comfort and ambiance. Both cafés have scored significant gains in sales – tasty success.


Coffee & All That Jazz!


Fêtavi
Par Sodexho

[France, Hong Kong, UK and USA]

Fun and learning in taste

Students get more for their money in Marseilles (France), where Sodexho introduced a new restaurant theme, called 'Fêtavi' (meaning 'party for life'). The purpose is to teach children to eat well and to cultivate good manners. At Yau Ma Tei Catholic Primary School, congenial, piping hot, sit-down meals replace former box lunches. 'The first school' in Hong Kong to take up this innovation, it has aroused a great deal of interest in the educational community. In the UK, Sodexho launched a new restaurant theme, 'Café 6,' for sixth form students at Saint Paul's Girls School in London. Serving the coffee bar culture, pupils are treated as adults in an environment with a high street feel. In 2,500 locations in the U.S., Sodexho also serves breakfast as part of its 'Kid's Way Café' concept. And in the Leander School District (Austin, Texas), the number of meals served per day increased by 16 percent.

ACHIEVEMENTS

Slovenia – Operations receive ISO 9001 accreditation.
UK (Scotland) – Two university catering operations are first in the Grampian area to receive Scottish Healthy Choices Awards (Highly Commended status).
USA – Governor names Sodexho 'Employer of the Year,' at University of Nevada, in recognition of commitment by Campus Services Division to promote equal opportunities for disabled members of the community.

Among our clients

Älvstranden Gymnasium and University of Gothenburg (Sweden)
Arizona State University, Tempe (USA)
Beaufort County School District, NC (USA)
Canford School (UK)
Catholic University, Santiago (Chile)
Central kitchen, Anderlecht (Belgium)
Chinese International School (Hong Kong)
Claude Bernard University, Lyon (France)
College Cardinal Mercier (Belgium)
College of Juilly (France)
Downe House, Newbury (UK)
ENAC, Toulouse (France)
Fine Arts University, Beijing (China)
Fordham University, New York (USA)
French College Jean Mermoz, Buenos Aires (Argentina)
French College, Madrid (Spain)
French College, *Seoul (Korea)*
Georgia Institute of Technology (USA)
Gimnasio Moderno, Bogota (Colombia)
Granite School District, UT (USA)
Griffith Brisbane (Australia)
Haagse Hogeschool, The Hague (Netherlands)
Helsinki School of Economics (Finland)
Hobart & William Smith Colleges, Geneva (USA)
Huddersfield University (UK)
INSEAD (France and Singapore)
International School, Sotogrande, Cadiz (Spain)
International School, Düsseldorf (Germany)
International School, *Helsinki (Finland)*
International School, Perth (Australia)
Kingswood Group, Norfolk and Isle of Wight (UK)
Lubbock Independent School District, TX (USA)
MIT, Cambridge, MA (USA)
Mosborough Primary School and Owler Brook Infant School, Sheffield (UK)
Municipal schools Chalon-sur-Saône, Nice, Noisy-le-Grand et *Rueil-Malmaison (France)*
Municipal schools in Aosta, Cesano Maderno, Collegno and Pietrasanta (Italy)
Passy Buzenval College, *Rueil-Malmaison (France)*
Providence School District, RI (USA)
Saddleback Valley Unified School District, CA (USA)
Saint Mary's College of California, Moraga (USA)
Salem-Keizer School District, OR (USA)
Santa Rosa County School District, FL (USA)
Shanghai International School (China)
Saint Nicolas, Issy-Les-Moulineaux (France)
Sainte Thérèse Campus, Ozoir-La-Ferrière (France)
Stockholm University, (Sweden)
Suzhou Singapore School (China)
The University of Technology, Helsinki (Finland)
Trinity School (UK)
Tulsa Public Schools, OK (USA)
United World College of South East Asia (Singapore)
University Andrès Bello, Santiago (Chile)
University Hospital (Argentina)
University of Brock, Queens, Toronto and York (Canada)
University of Cagliari (Italy)
University of South Carolina, Columbia (USA)
University of Tampa, FL (USA)
University of Technology, Eindhoven (Netherlands)
Western Kentucky University (USA)
Wiltshire County Council (UK)
Yau Ma Tei Catholic Primary School (Hong Kong)

Correctional Services



Interview with Herb Nahapiet
Sodexho Worldwide Market Champion, Correctional Services

CUSTODY WITH CARE. HERB NAHAPIET SAYS THAT SODEXHO'S CORRECTIONAL FACILITIES BUSINESS IS EXPANDING, BECAUSE MANY COUNTRIES ARE INCREASINGLY VALUING ITS COMMITMENTS TO REHABILITATION. HERB NAHAPIET TALKED ABOUT THIS SENSITIVE ACTIVITY, AND SHARED HIS THOUGHTS ABOUT SODEXHO'S FUTURE. EXCERPTS:

Q.: The prison population in many countries is increasing rapidly and at the same time more countries seem to be turning to the private sector for some or all services in the field of corrections. Why do you think that this is?

NAHAPIET: Many countries face the same combination of problems: increasing prison populations, a legacy of old prisons that do not have the facilities to provide opportunities for rehabilitation, decreasing budgets and at the same time an electorate that is demanding greater security. Moreover, a growing number of countries see their role as procuring and regulating, but not necessarily operating all or part of what were 'public' services. The evidence from the UK and Australia is that the private sector is able to provide custodial services, which are better or at least as good as the public sector for a lower cost to the taxpayer. There is more for less. All stakeholders benefit. For these reasons, many are now examining private sector involvement in a range of options. So countries are increasingly outsourcing a range of activities.

What does this range of services comprise?

For Sodexho, it includes being involved with everything from design, construction, and financing to taking full or partial responsibility for facilities and services. Sodexho, with its partners, provides a full or global service in the UK and Australia, and a multiservice offering in France, with new projects in Chile, and possibilities emerging in other EU countries, namely Portugal and Germany. (box).

What are Sodexho's main competitive advantages?

There are probably three. The first is our strong commitment to social values. Essentially, Corrections is a social service. It is based on a combination of the values that underpin any social service with the disciplines of the private sector. These values can be summed up by the beliefs that everyone can change for the better; a custodial environment can have positive outcomes; everyone has a right to be treated humanely, decently, respectfully and fairly. Equally everyone has a responsibility to treat others humanely, decently, respectfully and fairly.

Sodexho is traditionally a company with strong human values. However, it is not what you say that counts, it is what you do. Independent assessors have stated what we actually do. Her Majesty's Chief Inspector of Prisons in the UK just visited Forest Bank (UK). I have seen her draft report, which highlights the respect our staff have for prisoners.

Let me give you another example. If prisoners in our workshops generate any profits, they are donated to assist prisoners either inside or outside the prison. Sodexho does not profit from the work of prisoners.

The second is that we have strict guidelines. We will operate only in those democratic countries that do not have the death penalty, where they have a policy of rehabilitation of prisoners and where our staff do not carry firearms.

The third is that we can combine local knowledge with the expertise of a global player. Our presence in 74 countries gives us a deep understanding of local cultures and laws. At the same time, the experience and expertise developed in world-class competition is transferred to the local teams through our market champion network for the delivery of tenders and subsequently the transfer of best practice.

This is a unique combination!

How is Sodexho's correctional facilities business set to expand?

The strategic imperative is to focus on countries that meet our guidelines. At the same time, we have to ensure that the ethos of 'custody with care' is delivered consistently in those countries where we already operate. So we will be carrying out peer group reviews about the way the service is delivered. This way, we will have a network to transfer best practice. Our ambition is to be the best. Being the biggest will follow.

It's very important to understand that Sodexho is not there to punish inmates.

"Losing one's freedom is punishment in itself, but that's the court's jurisdiction," said Herb Nahapiet. "Our role couldn't be more different, since we want to help prisoners find their place in society upon release. It is widely recognized that the causes of crime cannot be fully corrected in prison. Increasingly halfway houses are being set up to support ex-prisoners in their first period after release. This will be another vital step in reducing crime and rates of re-offending. In response, Sodexho could further expand its services, for instance, going outside the walls, to operate halfway houses. It is admittedly ambitious to aim for such a target, on such a universal scale, but if you do not aim high, you will not get anywhere!" he stressed. Improving the living conditions of prisoners is a first step towards successful reintegration. A first sign of respect that Sodexho gives to inmates is, in fact, a chance to live in a healthy, secure environment. That is why Sodexho adds to its basic services which are dining, cleaning, laundry, and workshop management. These additional services include healthcare, education and job training, help in finding a job and housing after release, and soon, the management of halfway houses. Studies show that if you can provide prisoners with accommodation and a job upon release, the re-offending rate drops by 50%, which is massive.

126	115	1%	1,500	106
REVENUES (IN EURO MILLIONS)	REVENUES (IN USD MILLIONS)	SHARE OF GROUP REVENUES	NUMBER OF EMPLOYEES	NUMBER OF SITES



"We have met our objective when each prisoner, once released has found their place in society."

ACHIEVEMENTS

UK
British Standards Institute awards Gold medal for food hygiene at prison kitchen operated primarily by prisoners.

UK
British Government names UKDS (United Kingdom Detention Services), a Sodexho subsidiary, as the preferred bidder for an all-female prison at Ashford and for the first mixed-sex prison at Peterborough, citing the company's particularly welcome emphasis on gender issues as an important element in their choice.

Chile
Chilean Government chooses Sodexho to design, build and assist in the operational management of five new prisons, for a period of 20 years.

France
SIGES, a group subsidiary, receives ISO 9002 accreditation.

Australia
Equal Opportunity Network presents the AIMS Corporation with a Diversity at Work Award for Excellence and Leadership in training and practices to accommodate persons with disabilities.

[UK]

Bank robber goes straight

"I spent 14 years in 62 prisons, for three bank robberies, and have been out for ten years," said Mark Leech, Founder of Unlock, an association of ex-offenders. "In the past, inmates were simply locked in their cells until they had served their time and then let out without any help or support. Beginning in 1992, the privatization process served as a catalyst for reform and better regimes," recounted Leech, who thinks the introduction of offending behavior programs, to reduce re-offending rates, is among the most important of these changes. "Inmates absolutely need these programs; otherwise, they're at constant risk of re-offending when they get out," said Leech. Asked his opinion of Forest Bank, Leech stated: "Prisoners have to see that they are respected. Unlike many correctional facilities, Forest Bank gives them that respect. Inmates and officers have created an atmosphere of mutual trust."

[France]

New page in record keeping

Sodexho subsidiary, SIGES, is set to introduce PAGE, a real-time record-keeping and database management software tool. For SIGES employees and French penitentiary administrators, the system will speed access to day-by-day observations and progress reports, to have the most up-to-date information available on each prisoner's advancement towards returning to society. Benefits for the state include less duplication of effort in following up on prisoner work training, and maintaining greater coherence in professional assessments. The system is set to be implemented at all sites, where SIGES is present.



"You control your own destiny as you have control and you can't blame others."

One prisoner's response to an inmate satisfaction survey

A priority: treat prisoners with respect

Acacia Prison – Western Australia

Progressing together

Acacia is an all-male 750-bed medium-security prison, operated on behalf of the State Government by AIMS Corporation (a Sodexho subsidiary) at Wooroloo, 50 kilometers east of Perth. The first privately run prison in Western Australia, a design objective was to develop an *internal environment* that best approximates a normal community and encourages responsible behavior. To achieve this objective, a number of emerging technologies were introduced, to increase safety and security, operating efficiency and prisoner autonomy and self-determination.

Smart cards inside

One of the innovations developed for Acacia is the use of chip cards - also called smart cards - that allow prisoners to enjoy facilities and make purchases without the need for cash. All prisoners are issued a card that is electronically coded with their identity and other personal information. Inmates are required to present their card, before gaining access to areas within the prison. The cards also give prisoners access to state-of-the-art touch-screen automatic teller machines (ATMs) and information kiosks. Thus, responsibility and autonomy are handed back to prisoners, empowering them to behave as they would in the community and prepare for release.

Reintegrating indigenous inmates



Indigenous people account for 2 percent of Australia's population, but represent 30 percent of the prison population. Given the high numbers of indigenous prisoners, administrators found that education was a key strategy to reduce the over-representation of indigenous people in prison. "Academic entry criteria are a major barrier to indigenous people seeking access to university in Australia," said John Cooper, AIMS Corporation's Managing Director. In response, AIMS Corporation and Edith Cowan University have developed a program, called *Kurongkurl Katitjin* (an indigenous expression meaning "coming together to learn"). Today, Acacia Prison encourages prisoners to use an alternative entry path called Aboriginal Student Intake Test (ASIT). Indigenous prisoners who successfully complete the ASIT can enroll in the *Kurongkurl Katitjin* course and thus commence university while still in prison.

[UK]

Forest Bank cares

Sodexho subsidiary, UKDS, operates Forest Bank, which has established initiatives with community organizations that seek to help prisoners avoid re-offending. For instance, through the UKDS chaplaincy, a university situated in the local Manchester area has successfully set up a scheme where recently-qualified social workers, provide professionally supervised counselling to some of the most vulnerable prisoners, who have suffered abuse earlier in their lives. This is proving to be extremely successful for both the prisoners and the counsellors.

Among our clients

France: Ministry of Justice
4 detention centers in the South: Grasse, Tarascon, Salon-de-Provence and Aix-en-Provence.
4 detention centers in the North: Bapaume, Longuenesse, Maubeuge and Saint-Mihiel.

Australia: Department of Justice
1 detention center in the state of Western Australia: Acacia Prison

United Kingdom: Home Office
1 detention center: Forest Bank Prison

Italy: 60 detention centers

Spain: 6 Catalonian detention centers

Netherlands: Ministry of Justice, 21 detention centers

Portugal: 9 detention centers



Remote Sites

Interview with Nicolas Japy
Sodexho Worldwide Market Champion, Remote Sites



[illegible]LOSE TO LOCAL BUSINESS. [illegible] JAPY SAYS CLIENTS WANT NOT JUST A CATERING AND MULTISERVICE PACKAGE. THE MAIN ISSUE, AS FAR AS DEVELOPMENT GOES, IS TO BE SUFFICIENTLY PROACTIVE (BOX). OUTSOURCING IS BECOMING STRONGER, BUT CLIENTS ARE VOICING MORE STRINGENT REQUIREMENTS. JAPY FIRMLY BELIEVES, HOWEVER, THAT THESE TRENDS REPRESENT HUGE MARKET OPPORTUNITIES, ALTHOUGH THEY ALSO MEAN FINDING INNOVATIVE NEW WAYS OF DOING BUSINESS. HE DISCUSSED THESE ISSUES, AS WELL AS HIS OUTLOOK FOR SODEXHO. EXCERPTS:

Q.: How is the remote-site management marketplace evolving today?

JAPY: Investment projects are more significant in terms of capital expenditure and located in more and more remote areas. The market is very much dependant on large projects, to develop energy and natural resources, often with international financing. More than 50 percent of that business is with the oil & gas industry, while the rest lies with mining- and construction-related companies. According to ExxonMobil, which is [illegible] of our major accounts, capital expenditures [illegible] & gas infrastructure over the next ten [illegible] amount to some USD 1 trillion, with [illegible] percent going to subcontractors. [illegible] sing sector is the peacekeeping [illegible] ients. All clients now want [illegible] more efficient in their daily manage[illegible] rations, and focusing [illegible] is a priority. Anothe[illegible] of procurement [illegible] placing more [illegible]

Sodexho builds partnerships with local companies, institutions and organizations, and commits to being as close as possible to local business cultures.

"Our strategy depends on partnerships in countries where we foresee long-term activity," said Nicolas Japy. *"These partnerships strengthen our approach, through the use of well-introduced organizations and institutions. I believe that if we want to pursue these contracts, if we are serious about our multiservice strategy, well, it is not enough to be reactive. Our strength is an operational culture, which enables us to be 'hyper-reactive' and to solve many problems. But it is even better if problems do not even come up, that is to say, if we are sufficiently proactive, and if we prepare well in advance our action plans, openings, responses, and the like."*

“Clients favor those organizations who invest to improve the local economy.”

[illegible] these opportunities, what is [illegible] response?

[illegible] procurement poli- [illegible] strong clients. This is a [illegible], as it forces us to [illegible] in the way we offer [illegible] understand client issues [illegible] solutions. These [illegible] improvement of quality con- [illegible] the nature, location and [illegible]. Our goal is to act [illegible] for those [illegible]

[illegible] Southeast Asia. [illegible] capabilities to answer [illegible] acquire new skills, to make a difference [illegible] smaller competitors. Our more technical services, such as camp design and building and technical maintenance, give us a high-tech image with clients and allow [illegible] generate more revenues per unit operated. Finally, we will not only focus on the traditional energy markets, but will diversify our client base by integrating offers to new segments, such as peacekeeping forces.



Richard Gilbert, Toulnustouc Project Manager, Administration

Hydro-Québec [Canada]

In December 2001, Hydro-Québec and Sodexho signed a new 4-year contract, calling for Sodexho Remote Sites to provide full camp management at the construction project for the Toulnustouc hydroelectric power station, located in Quebec, Canada, on the north shore of the Saint Lawrence river. The agreement stipulates the provision of round-the-clock cafeteria service for 1,200 people, janitorial services for offices, and housekeeping and laundry services for workers quarters and VIP lodging. The contract also includes the operation of a commissary, recreation room and bar, plus catering at functions and on the work site.

Agreement embraces Native communities

The territories concerned by the work sites of Hydro-Québec, a public utility company, are inhabited by several Native communities: the Inuits, the Métis and the First Nations. No project can be undertaken on their lands without first negotiating how the benefits will be shared with the local population.

Hydro-Québec was already a Sodexho client, with collaboration between the two companies on the majority of the public utility's major work sites, going back more than thirty years. Early on, the Betsiamites Montagnais Band Council and Hydro-Québec formed their partnership. The agreement provided for the participation of Native communities in the construction of the power station on the Toulnustouc river. Following in the path of its client, Sodexho in Canada also formed a partnership for local development with the Innu-Montagnais community, whose members benefit from training programs, long-term employment opportunities, and profit sharing. Sodexho's unique skills, long-standing practice of partnering with Native communities in Canada, and contacts with PAR (Progressive Aboriginal Relations) and the Canadian Council for Aboriginal Business were instrumental in winning the contract.

Promoting partnership: a lasting affair

One year after works began, the results were clearly positive for the contract signatories. All of the commitments were met. Hydro-Québec is particularly satisfied with the quality of service provided and the climate of cooperation fostered by Sodexho. Construction crews are fully focused on the building site, and management can capitalize on this success for its future projects.

Remote sites

580	537	5%	20,300	1,083
REVENUES (IN EURO MILLIONS)	REVENUES (IN USD MILLIONS)	SHARE OF GROUP REVENUES	NUMBER OF EMPLOYEES	NUMBER OF SITES



[New Caledonia]

Local hires are top priority

March 2002. Sodexho won a contract, worth 20 million euro, to provide services during construction for a nickel mine in Goro, New Caledonia, operated by INCO. The camp is set to employ 2,500 people *over 32 months. One imperative was a 10-year contribution to sustainable* development, particularly among the local Southern Tribes, for 4 years. Sodexho offers a lineup of 40 services: from food service to laundering to leisure hospitality. In a first step, Sodexho is setting up 'micro-enterprises' to promote the development of local farming, livestock raising and other businesses. The goal is to get these enterprises up and running so they can provide essential goods and services once the mine begins operations three years from now. "Hiring people from the local area is a priority," said Nicolas Japy of Sodexho. "We'll be working with specialized organizations to train our multiservice teams. We also want to contribute to the economic development of the region," he stated. Through a stock purchase plan, Sodexho offered local Kanak tribes the possibility of taking up a 10-percent capital interest in its New Caledonian subsidiary.

[Australia]

Minesite Catering [illegible] friendly meals

In application of its policies to promote the protection of the environment, Minesite Catering (a group subsidiary) introduced recyclable, re-washable, environmentally-friendly Meal Packs, which are set to replace aluminum foil and plastic throwaway containers at several mining sites. Before rolling out this latest innovation, Minesite Catering calculated that throughout the entire industry the average number of disposable containers per person per day was four. Consequently, in an average working year, the annual waste from serving meals to miners was potentially some 300,000,000 containers! Minesite Catering is currently pursuing the introduction of its Meal Packs at all sites, where it has operations.

[Gulf of Mexico]

Partnership pays off

In a unique arrangement, group subsidiary, Energy Catering, and Universal Sodexho's Gulf of Mexico division joined forces to provide catering and housekeeping services for Nabors Offshore fleet of 40 drilling rigs and three onshore training facilities. The job is set to employ over 1,400 people per day, when all rigs are operating. A key element of the offer is the mobilization of the collective resources of Energy Catering and Universal Sodexho, to minimize the impact of changeover from the previous in-house catering solution for such a large number of rigs. Nabors also cited its confidence in Sodexho, due to its existing working relationship with Nabors companies in Alaska.

ACHIEVEMENTS

Australia – Acquisition of Minesite Catering, industry leader in the Western Australian marketplace. Minesite Catering is also cited for Excellence in Remote Site Catering, during the 2001 Restaurant and Catering Awards in Perth.

UK – Universal Sodexho wins awards from the British Safety Council and the International Association of Drilling Contractors, plus a Shell Health, Safety and Environment Award, and a National Customer Service Award. The subsidiary also receives a Scottish Offshore Achievement Award for Safety Excellence.

***Saudi Arabia, UAE and* UK –** Operations receive ISO 9001 accreditation.

Canada – Sodexho receives a Bronze Certification Award in the Progressive Aboriginal Relations (PAR) program. PAR is an international first, a systematic way to examine how companies do business with the Canadian Native communities.



[Peru and Tanzania]

Local economies benefit from Xchange

Xchange is Sodexho's name for community action at the Bechtel Compania Minera Antamina project, in Peru, and at the Barrick Gold Bulyanhulu mine, in Tanzania. At both sites, Sodexho is committed to participating in the development of each area's micro-economy and to helping local communities build their future. In fact, 90 to 95 percent of workers are local hires. "Our teamwork in Peru has already proved positive in terms of developing the economy of the area around the mine, for instance, by setting up a cooperative for local farmers to sell their produce," said a spokesperson. "With the aid of Sodexho, we have also been able to not only train personnel, but also develop a base of qualified workers, who are now ready to benefit from sustainable development and growth in the immediate vicinity."

[Innovation]

Sodexho introduces SoKeez

The contactless smart card-based system, SoKeez (formerly Multi-Pass), again created value, this time for the Universal Sodexho client, Shell Gamba in Gabon. For starters, SoKeez replaces cash for payments on client sites... and offers both cardholders and issuers bulletproof transaction security. "You get better financial control of consumption and therefore more accurate billing. It even replaces ID cards for access control," said one satisfied client, referring to the economic value-added, which SoKeez has brought to operations. There are also benefits for Sodexho clients to pay for the service, generating extra revenue for Sodexho sites. What is more, it is a complementary service that is not provided by competitors.



OIL & GAS
Alyeska Pipeline Company (Alaska)
Agip (Norway, UK, USA)
Apache Energy (USA)
Bouygues Offshore (Western Africa, Nigeria)
BP (Alaska, Argentina, Azerbaijan, Gulf of Mexico, UK, Indonesia, Norway, Netherlands)
Clyde Petroleum (Netherlands)
Diamond Offshore (Singapore, UK, Netherlands)
ENAP (Chile)
EnCana (Canada)
Ensco (Indonesia, Thailand)
ExxonMobil (Saudi Arabia, USA, Canada, Gulf of Mexico, UK, Indonesia, Norway, Sakhalin, Venezuela)
Global Industries (Gulf of Mexico)
Global Santa Fe (Qatar, Thailand, Venezuela, Equatorial Guinea, Tunisia)
Halliburton (Angola, Nigeria)
Helmerich & Payne (Gulf of Mexico)
Japan Drilling Company (Angola, Congo)
KNPC (Kuwait)
Maersk Contractors (Venezuela)
Marathon Oil (Gabon, Gulf of Mexico, UK)
Nabors Offshore (Alaska, Gulf of Mexico, Saudi Arabia)
NAM (Netherlands)
Noble Drilling (Brazil, UAE, Gulf of Mexico, UK, Nigeria, Netherlands, Qatar)
OBD Drilling (Indonesia)
Occidental Petroleum (Netherlands, Qatar)
Ocean Energy (Gulf of Mexico, Ivory Coast)
Oceaneering (Angola, UK)
Parker Drilling (Indonesia, Gulf of Mexico)
Patra Drilling (Indonesia)
PDO (Sultanate of Oman)
PDVSA (Venezuela)
Pemex (Mexico)
Pluspetrol (Peru)
PhillipsConoco (Alaska, UK, Indonesia, Syria)
Pride International (Angola, Ivory Coast, Gabon, Gulf of Mexico, India, Indonesia, Netherlands)
QGPC (Qatar)
Rowan Companies (Gulf of Mexico, UK)
Sakhalin Energy Consortium (Sakhalin)
Saipem (Congo, Nigeria, Norway)
SBM (Congo)
Schlumberger (Saudi Arabia, UAE, Gabon, Sultanate of Oman, Qatar, Venezuela,)
Shell (Gabon, Cameroon, Gulf of Mexico, UK, Norway, Sultanate of Oman, Netherlands, Sakhalin, Singapore)
Smedvig Offshore (Norway)
Smit International (Singapore, Gabon)
Stolt Offshore (Western Africa)
TotalFinaElf (Argentina, Cameroon, Congo, Gabon, UK, Gulf of Mexico, Nigeria, Norway, Netherlands, Venezuela)
Transocean, Inc. (Angola, Brazil, Cameroon, Congo, Ivory Coast, UK, Equatorial Guinea, Gulf of Mexico, Nigeria, Norway, Qatar, Thailand)

CONSTRUCTION/POWER
ABB (Saudi Arabia)
Bechtel (Peru)
Cosapi (Peru)
Costain (UAE, Sultanate of Oman)
Consolidated Contractors Company (Kuwait)
Crowley Maritime (USA)
Daewoo (Sultanate of Oman)
Dywidag (Saudi Arabia, Sultanate of Oman)
Fluor Daniel (Bahamas, Alaska)
Henry Walket (Australia)
Hydro-Québec (Canada)
Hyundai (Sultanate of Oman, UAE)
JGC (Nigeria)
Kellogg Brown & Root (Nigeria)
Snamprogetti (Sultanate of Oman, Nigeria)
Techint (Peru)
Willbros (Nigeria)
Foster Wheeler (Singapore)

MINING
Anglo America (Chile)
BHP Billiton (Canada, Chile)
Barrick Gold (Australia, Canada, Tanzania)
Cambior (Guyana)
Codelco (Chile)
Croesus Mining (Australia)
De Beers (Canada)
Glencore (Kazakhstan)
Inco (New Caledonia)
Lionore Mining International (Australia)
MIM Holdings (Australia)
Noranda (Peru, Canada)
Normandy Mining (Australia)
North American Tungsten (Canada)
Kinross Gold Corporation (Russia)
Rio Algom (Peru)
Rio Tinto (Australia, Chile)
Sons of Gwalia (Australia)
Teck (Alaska, Peru)
Western Mining (Australia)
Westmin Resources (Chile)

ARMED FORCES IN OPERATIONS
US Defense Logistics (South Korea)
KFOR (Kosovo)
French Army (Kosovo)
US Army (Qatar)
UK Ministry of Defence (Saudi Arabia)
US Army Corps of Engineers (Alaska)

Service Vouchers and Cards



Services 101, or how to improve the quality of daily life

Sodexho Pass has written a manual, entitled the "Service Offering Book," to help formalize its product development and global marketing strategy. The 101 services described in the manual are organized into 21 service families, in turn grouped according to five categories: **Daily Life** (fringe benefits), **Incentive** (employee motivation), **Assistance** (government-subsidized initiatives), **Mobility** (travel), and **Residence** (restricted-access site management). The treatise thus covers a very broad perception of needs in everyday life. A first result: Sodexho Pass service solutions are ready to address the aspirations of enterprise-employees as well as beneficiaries of government-financed aid in 26 countries, and are adapted to social and tax legislation in each of these countries (exemption from payroll taxation in the majority of cases).

279	254	2%	2,700	257,000
REVENUES (IN EURO MILLIONS)	REVENUES (IN USD MILLIONS)	SHARE OF GROUP REVENUES	NUMBER OF EMPLOYEES	NUMBER OF CLIENTS



Interview with Ivan Semenoff
President, Sodexho Pass

NEW BUSINESS MODEL TARGETS SHIFT IN MARKET FOCUS. IVAN SEMENOFF SAYS THAT SERVICE PROPOSALS NOW MUST CORRESPOND TO THE ASPIRATIONS OF BENEFICIARIES, CLIENTS AND AFFILIATES. SODEXHO CALLS THIS NEW MODEL, 'B^3' (BUSINESS TO BUSINESS TO BENEFICIARY), A MARKETING SLANT WITH MUCH BRIGHTER PROSPECTS THAN THE B-TO-B (BUSINESS TO BUSINESS) MODEL, ESPECIALLY IN LIGHT OF TAX EXEMPTIONS. SODEXHO PASS IS DEPLOYING A GLOBAL SERVICE OFFERING, ORIENTED INCREASINGLY TO CREATING VALUE FOR ITS PARTNERS. EXCERPTS:

"Our objective, as an intermediary positioned at the heart of a network of multiple partners, is to design and orchestrate a range of services for managing cash and information flows, supported by different media (vouchers, cards, Internet...)."

Q.: Up until 2001, the market potential for service vouchers and cards was around 30 billion euro, according to Sodexho's estimated figures. Is this still valid, today?

SEMENOFF: I would say no, because that figure only takes into account service delivery, identified up until now. Over the last twenty years, the market has revolved around managing employee fringe benefits, mainly restaurant vouchers, provided by private enterprises. This is a volatile market, because it depends on tax legislation being attractive for employers. Two trends are set to revolutionize the business. The first is the development of new technologies, which make it possible to imagine services still inconceivable only a few years ago. For example, vouchers redeemed for training, a practice launched in Belgium, only exists because of the Internet: the voucher is totally 'virtual.' The second tendency is to pay greater attention to the aspirations of beneficiaries, who have now become the focus of the marketplace. These changes are driving us to redefine our strategy. Before, we were clearly *B-to-B*-minded, targeting a market we could put a figure on. Nowadays, the paradigm has moved to B^3, a market with a wide-open outlook. That is why I believe any current estimation has to be taken with a grain of salt....

How has this paradigm-shift modified your approach?

□ The aspirations of our beneficiaries, clients and affiliates are now at the center of our marketing performance plan. You might ask, what are those aspirations? Beneficiaries want us to factor in their consumer expectations. Enterprises seek to retain their employees through innovative, attractive fringe benefits. Public institutions are concerned that funds are going where they want. And affiliates strive to cultivate customer loyalty. In order to be confident that we are delivering the right service, we have to take a professional approach in satisfying these different aspirations. Only then, can we define the 'media' that supports the desired service in an optimal fashion. Voucher, card or Internet: that is not what is important. What is critical is that we start from the service, then define the media, and not the other way around. This is what we call the 'Pass Attitude,' that is to say being partnership-minded and our capacity to understand aspirations, so as to propose services and media, best adapted to those aspirations.

What are your priorities for the coming years?

□ We have four. First, build innovative teams, who are fast enough on their feet to seize emerging opportunities. We need to have a pool of high-performance managers, able to design offerings, transferable worldwide (box). These projects are international in scope, since we already have local products, but also products that are likely to interest several countries. Our second priority is to position our business squarely in the B^3 marketplace. That means enhancing our offering through multiple applications in the areas of leisure, healthcare and services to enterprise-employees. Thirdly, in order to succeed, we have to establish strategic partnerships with the major players in the marketplace, such as PricewaterhouseCoopers in Spain. And finally, we need a systematic, global approach to development, giving preference to profitable organic growth, and optimizing for synergies within the Sodexho group.



[Progressing together]

A textbook case

Rhône-Alpes Regional Council [France]


35€
Rhône Alpes +
50€
Rhône Alpes +

"Sodexho Service Vouchers and Cards always listens carefully to us. Its assistance for the rollout of 'Rhône-Alpes+' cards enabled our volunteers quickly to become familiar with electronic payment terminals."

Marc Turquand d'Auzay,
President of the Lyon and greater Lyon chapter of PEEP (local association of parents of public schoolchildren)

In February 2002, the local government of the Rhône-Alpes region voted a credit of 11.5 million euro to subsidize textbooks in schools. This measure concerns 244,000 high school students and apprentices in continuing education programs. The subsidies are managed, using a smart card-based system: Rhône-Alpes+. The smart card acts as an electronic purse, which is loaded with value (from 35 to 50 euro), depending on the levels of studies of each student. In May 2002, regional authorities notified Sodexho Service Vouchers and Cards of its successful tender bid. Six weeks later, Rhône-Alpes+ cards were in the hands of beneficiaries.

A performance without a single false note

Members of the Rhône-Alpes Regional Council appreciated that Sodexho Service Vouchers and Cards would be their sole contact in managing this complex project. Sodexho had to organize and coordinate eight different partnering entities, representing more than 140 people, to meet this challenge. The high level of Quality of Service, set by the regional authorities, led Sodexho to show its preference for those with the best performance, in terms of their capacity to respect commitments, and to integrate several processes at once, so as to limit the risk of errors. Indeed, the job called for first setting up a database to hold the thousands of facts, necessary for managing the 244,000 cards that then had to be manufactured and delivered to the 550 educational establishments concerned. Next, cards had to be hand-delivered to beneficiaries at the moment of their enrollment. And finally, an information package had to be designed, produced and mailed to all new cardholders. Sodexho managed the operation through a dedicated structure, supported by an extranet. Regional authorities follow the operation, virtually in real time, including consolidated reports of transactions at the affiliate level. At any time, they can step in directly, or place an order for additional work.

Fast, efficient and transparent

The Rhône-Alpes+ system enables more accurate management of public funding, intended for young people. Main benefits include no more duplicate payments to the same person, and a significant reduction in the risk of theft or fraud. Cards provide a modern, upbeat means of payment, which also gives regional government a reputation for being avant-garde; very few regional administrations have as yet adopted such a solution. Moreover, because the technical solution is based on 'multi-application' smart cards, authorities have the possibility of expanding the range of services provided, at lower cost, since there is no need to re-issue cards to beneficiaries. For instance, the possibility of subsidizing payment for cultural and sports activities is already on the cards. The Sodexho-designed system procures a double savings: aid is more judiciously disbursed, and the cost of managing aid, as well as future extensions, is lower. The some 400 'affiliate' partners (bookstores and parent associations) are enchanted with the simplicity of the system, as are students and their families. Everyone appreciates the quality of the service, not just for the aid money (which covers between 35% and 70% of the cost of textbooks), but also for its fast, efficient and transparent use. The result: as of August 31, 2002, there had already been 113,000 transactions, which represents an issue volume of over 3 million euro.

[Innovation]

SoEasy: Just click to make it easy

Piloted in Belgium three years ago, the innovation SoEasy has since been transferred to five other countries. Based on an online platform, it creates value, both for enterprises and beneficiaries, through custom ordering, delivery, invoicing and service scope. Ideal for clients with low volume requirements, SoEasy ensures rapid processing, and provides them with constantly updated information. "Via SoEasy, it's easier, faster and it doesn't depend on opening hours!" said Brigitte Hottelet, speaking for the Association of Belgium Accountants. Each month in Belgium, over 10,000 orders for restaurant vouchers transit SoEasy.



[Belgium]

Training gets a boost

Intended for small companies and the self-employed, Sodexho Pass developed a 'training voucher' (Opleidingscheque) for its client, the regional authorities in Flemish-speaking Belgium. Here, the government subsidizes each voucher in the amount of 50 percent of its face value. The system facilitates paying certified teachers, which eases the administrative burden of managing training for small structures, plus guarantees the quality of teaching for trainees. Sodexho Pass uses its platform, SoEasy, to manage the vouchers, from the moment they are ordered on the Web site of the Ministry of the Flemish Community, through to compensation. In a four-month period, 3,500 enterprises subscribed 250,000 'virtual' vouchers, that is an issue volume of 80 million euro: what a success!

[Poland]

Sodexho Pass lifts spirits at mealtime

Since November 2001, Sodexho Pass and the Polish Red Cross are working together to distribute 2,000 meal vouchers each month to the needy. "Thanks to this partnership, which makes it possible to track the disbursement of public funds, Sodexho Pass is associated with an institution whose credibility is beyond question," declared Robert Lech, Managing Director for Sodexho Pass in Poland. "This campaign, which has received wide media attention, also enables us to publicize the activity in Poland, where the generalized use of meal vouchers is still rare," he commented.

[Argentina]

Employees can count on cards

In July 2001, Sodexho Pass launched its MultiConsumo card. One year later, some 1,500 client companies had already adopted the solution, to manage the fringe benefits of more than 42,000 employees. Beneficiaries use cards to pay for food, medicine, school supplies, household goods, medical and dental services, and travel expenses. The cards grant value, free of payroll tax, not only for the employer, but also for the employee.

ACHIEVEMENTS

Hungary and Poland – These Sodexho Pass subsidiaries gain ISO 9001 Year 2000 accreditation in the field of service voucher issuing.

Brazil – Sodexho Pass improves its Unik smart-card solution, through a joint venture with Grupo Santa Cruz, the country's largest distributor of pharmaceuticals.

China – In Shanghai, Sodexho Pass is the first company to obtain a license to market and manage service cards.

Czech Republic – Acquisition of Gastro Cernigov (and its 20,000 beneficiaries) consolidates locally the number one position of Sodexho Pass in meal voucher sales and management.

Among our clients

ABN Amro Bank (Hungary, India, Belgium, France, Turkey)
AC Nielsen (Spain, Turkey)
Adecco (Belgium, Italy, Hungary, France, Spain, Turkey, Argentina)
Alcatel (Colombia, Tunisia, Spain, Turkey)
Allianz (Colombia, Czech Republic, Germany, Italy, Poland, Slovakia, Tunisia)
Alstom (Argentina, Colombia, Czech Republic, France, Germany, Poland, Spain, Tunisia, Turkey)
Atlas Copco (Belgium, Spain)
Aventis (Argentina, Colombia, France, Italy, Poland, Slovakia, Spain, Turkey)
Axa Insurance (Italy, Spain)
BASF (China, Argentina)
BNP Paribas (France, Czech Republic, Germany, Luxembourg, Spain, Tunisia, Turkey)
Cisco Systems (Belgium, Spain, Turkey)
Citibank (Hungary, Spain)
Coca-Cola (Belgium, Colombia, Italy, Argentina, Czech Republic, Luxembourg, Poland, Slovakia, Tunisia)
Compaq (Belgium, Italy)
Crédit Lyonnais (France, Turkey)
Department of Health and Social Development, Caracas (Venezuela)
Department of Defense, Caracas (Venezuela)
Department of Health and Safety, Caracas (Venezuela)
Deutsche Bank (Poland, France, Spain, Germany)
DHL International (Czech Republic, Italy, Belgium)
Elf Atochem (China, Spain)
Entel PCS (Telecom), (Chili)
Ericsson (Spain, Tunisia, Turkey)
Federal Province of Sytria (Austria)
France Telecom (France, Spain, Argentina, Italy, Poland, Slovakia)
Governments of Basilicate, Calabria, Sicilia, Sardinia (Italy)
Governments of Tucuman and Salta Counties (Argentina)
Group 4 Securitas (Czech Republic, Belgium)
Hertz (France, Italy)
Hewlett Packard (Italy, Mexico, Turkey)
Home Office, police, Vienna (Austria)
IBM (India, Hungary, Spain)
ING (Chile, Spain, Argentina, Colombia, Czech Republic, France, Poland, Slovakia, Turkey)
Kent County Council (UK)
KMK Célio (Tunisia, Italy)
Kodak (Austria, Argentina)
Kraft Jacobs Suchard (Hungary, France, Argentina)
Manpower (Argentina, Belgium, Colombia, Czech Republic, Germany, Morocco, Poland, Tunisia)
Master Foods (Poland, Belgium)
Max Mobil Telekommunikation Service, Deutsche Telekom (Austria)
Mexican Postal Service (Mexico)
Municipality of Lyon (France)
Municipalities of Stuttgart, Berlin and Frankfurt (Germany)
Municipality of Salta (Argentina)
Municipal Social Safety Department, Antwerp (Belgium)
National Agency for Belgium Railroads, Brussels (Belgium)
National Employment Agency, Brussels (Belgium)
National Employment Agency, Paris (France)
National Institute for Social Safety, Rome (Italy)
Nortel Networks (Italy, Turkey)
Nokia (China, Turkey)
Pepsi-Cola (Slovakia, Turkey, Hungary)
Pfizer (Austria, Spain, Turkey)
Pharmacia & Upjohn (China, Argentina)
Philip Morris (Poland, Spain, Argentina)
Philips (Brazil, Italy, Belgium)
PricewaterhouseCoopers (Romania, Belgium, Spain, Turkey)
Renault (Belgium, Argentina)
Sony (Colombia, France, Germany, Italy, Poland, Spain, Turkey)
Telecom Italia Mobile (Brazil, Turkey)
Telecom, Buenos Aires (Argentina)
Unilever (Turkey, Poland, Belgium, Spain, Argentina, Colombia, Czech Republic, Italy, Morocco, Poland)


THE CHOICE OF CRUISE LOVER'S THE WORLD OVER

Spirit Cruises launches second ve[illegible] under [illegible] brand, Elite Ya[illegible] Cruis[illegible]

April 2002 – In the Washin[illegible]ton DC area, lovers of Spirit Cruises can now [illegible] their tastes for charter cru[illegible]es, as well as a wide range of menu options, from breakfast/brunch to cockta[illegible] [illegible]nd dinner. Christened the Capital Elite, this new vessel seats up to 75 gu[illegible] and is perfect for smaller, private functions, such as fundraisers, weddin[illegible] [illegible]ntertaining business clients, or society affairs. "By adding the Capital Elite [illegible] our fleet, we have made Spirit Cruises the operator of choice for multiple group sizes and various levels of sophistication," said a company spokesperson. [illegible] customers seeking to enhance their reputation and image, the Capital E[illegible] [illegible] a strong addition to the local fleet. The smaller size, privacy, flexibility [illegible] contemporary setting of the Capital Elite are all things that enable customers to organize a perfect outing. Henceforth, [illegible]tomers have three options when sailing with Spirit Cruises out of Washingt[illegible] DC: a fun and festive Spirit cru[illegible]se, a sightseeing cruise to Mount [illegible] private charter cruises on board [illegible] Capital Elite.



95	87	1%	1,700	39
REVENUES (IN EURO MILLIONS)	REVENUES (IN USD MILLIONS)	SHARE OF GROUP REVENUES	NUMBER OF EMPLOYEES	NUMBER OF BOATS



ACHIEVEMENTS

France

- The Diamant, a new 500-passenger glass-enclosed boat, joins the Bateaux Parisiens fleet.
- AFAQ (French agency for quality assurance) awards Batobus operations ISO 9000 accreditation. A new port of call, the eighth, at the Jardin des Plantes, in Paris.

USA

Spirit Cruises in Washington DC, welcomes an entirely refitted 75-passenger boat, the Capital Elite, to its fleet.

Classic Spirit Cruises
Spirit of Norfolk, Norfolk, VA
Annabel Lee, Richmond, VA
Spirit of Philadelphia, Philadelphia, PA
Spirit of Washington, Washington, DC
Potomac Spirit, Washington, DC
Spirit of Boston, Boston, MA
Spirit of New Jersey, New York, NY
Spirit of the Hudson, New York, NY
Spirit of Puget Sound, New York, NY
Spirit of Chicago, Chicago, IL

Spirit City Cruises
Spirit of New York, New York, NY

Elite Yacht Cruises
Elite I, Norfolk, VA
Capital Elite, Washington, DC

Bateaux New York
Celestial, New York, NY

Bateaux Parisiens
Restaurant boats
Bretagne, Cristal II, Onyx, Symphonie
Cruise boats
Catherine Deneuve, Jeanne Moreau, Isabelle Adjani, Brigitte Bardot, Jean Marais, Yves Montand
Batobus
Vendôme, Rivoli, Odéon, Trocadéro, Edith Piaf, Jean Gabin

Catamaran Cruisers
Cruise boats
Chevening, Hydrospace Alpha, Hydrospace Beta, Hydrospace Gamma, Abercorn, Prideia, Valiula

Bateaux London
Restaurant boats
Symphony, Naticia

[France]

Cruises in France

This year, Sodexho subsidiary Bateaux Parisiens launched a new cruise concept: **the gift cruise,** for those who wish to give an original present to their friends or business associates. Cruise-givers send a gift-wrapped personalized invitation to the individual or group of their choice. Once the gift package arrives, the lucky recipient has only to make a reservation, to embark on one of Bateaux Parisiens restaurant boats for a lunch or dinner cruise. This gift is ideal to reward employee achievements, to gain customer loyalty, or to thank clients and business partners. Gift cruises are available in three different service categories: Etoile, Select, and Premier.


Croisière Cadeau

Bateaux Parisiens have introduced another tailor-made entertainment concept: **a birthday party for children in the Café Marine.** The birthday boy or girl invites their friends on board ship to celebrate. The ship is decked out with balloons and party favors, plus offers a stunning view of the Seine and the Eiffel Tower. A birthday cake is served with all the decorations, with the option of entertainment by clowns, magicians or a storyteller and a special edition of the Enchanted Cruise.

Bateaux Parisiens has also put on display its **log book.** Potential cruisers flip through a catalog of decorating ideas, menus and entertainment concepts available from the cruise operator. This way, one can customize special events, such as weddings and receptions, for on board ship. Bateaux Parisiens boats easily accommodate from 25 to 1,000 guests. Each year, Bateaux Parisiens organizes more than 500 private, custom cruises for industry, commerce and government agencies.

[USA]

A very trendy cruise

Spirit Cruises has completely refurbished its boat, the Spirit of New York, to reflect a contemporary bistro-style atmosphere, enhanced by a tapestry of textures and colors, including chrome, leather, silver, black, and earth tones. The decor is trendy and reflects a hip New Yorker attitude. This refit has also been the occasion to launch a new dinner cruise lineup, under the brand name, Spirit City Cruises. This is the ultimate New York experience, offering an ever-changing array of sights, sounds and sensations. The cruise is upscale, featuring a menu of New American cuisine, enhanced by cabaret-style entertainment. The revolutionary layout of the vessel enables separate dining, dancing and sightseeing areas, which lets guests create their own experience – a sure formula for increased cruise satisfaction.

[UK]

Set sail on the London Eye

London Eye, the newest, most successful visitor attraction in London, welcomed some 4 million visitors this year. The gigantic Ferris wheel is located on the South Bank of the River Thames and is a dominant feature of the London skyline. Bateaux London approached the London Eye with a view to providing both tourist cruises and dinner cruises from their own dedicated pier. By working together, the London Eye could offer additional value to its customers, through the sale of dual ticket promotions and the development of this new partnership. The result: Bateaux London has opened a ticket office at the London Eye, selling tickets for both tourist and dinner cruises.



Investor information

Sodexho
ALLIANCE

Financial summary 2001-2002

CONSOLIDATED REVENUES ROSE 5.6% DURING THE FISCAL YEAR TO 12,612 MILLION EURO. CONSOLIDATED EARNINGS BEFORE INTEREST, TAX AND AMORTIZATION (EBITA) AMOUNTED TO 528 MILLION EURO, COMPARED WITH 586 MILLION EURO IN THE PRIOR FISCAL YEAR. GROUP NET INCOME ROSE 32.7% TO 183 MILLION EURO FROM 138 MILLION EURO IN FISCAL 2000-2001. EARNINGS PER SHARE INCREASED BY 15.5%.

FIVE-YEAR CONSOLIDATED FINANCIAL SUMMARY (IN MILLIONS OF EURO)

	2001-2002	2000-2001	1999-2000	1998-1999	1997-1998
Revenues	12,612	11,943	10,505	9,032	6,262
Percentage change					
– at current exchange rates	5.6%	13.7%	16.3%	44.2%	39.2%
– at constant exchange rates	8.1%	8.6%	10.7%	42.9%	41.2%
Percentage of revenues generated outside France	86.7%	88.7%	88.5%	88%	84%
Net income before minority interests:	196	205	154	188	88
– Group net income	183	138	85	132	84
– Minority interests	13	67	69	56	4
Cash provided by operating activities	391	410	375	302	199
Dividends distributed	97	89	75	60	45
Number of employees at August 31	315,141	313,469	285,986	269,973	247,474
Number of sites	24,681	24,325	22,172	21,103	18,741
Average number of shares outstanding (1)	158,814,504	138,180,536	134,262,484	133,873,969	129,643,434
Earnings per share (in euro) (2)	1.15	1.00	0.63	0.98	0.65
Dividend before tax credit per share (in euro) (2)	0.61	0.56	0.56	0.45	0.34
Share price at August 31 (in euro) (2)	29.90	53.00	44.10	38.88	40.02

(1) Based on the average number of shares outstanding per month.
Figures for 1997-1998, 1998-1999 and 1999-2000 have been restated for the March 7, 2001 four-for-one stock split.

(2) Restated for note (1).

Summary financial statements

CONSOLIDATED INCOME STATEMENT

Revenues increased by 5.6%, of which 1.9% represented growth.
Despite a 10% decline in EBITA, primarily due to lower profitability in our UK operations, Group net income rose by 33% during the fiscal year.

	2001-2002 in USD millions	2001-2002 in millions of euro	2000-2001 in millions of euro	1999-2000 in millions of euro
Revenues	11,488	12,612	11,943	10,505
Other income	49	[illegible]	113	78
Purchases	(4,153)	(4,559)	(4,416)	(3,947)
Employee costs	[illegible]	(5,868)	(5,437)	(4,728)
Other external charges	[illegible]	[illegible]	(1,430)	(1,195)
Taxes, other than income taxes	[illegible]	[illegible]	(75)	(66)
Depreciation and increase in provisions	[illegible]	[illegible]	(112)	(108)
Earnings before interest, exceptional items, income taxes, income from equity method investees, goodwill amortization, and minority interests (EBITA)	481	528	586	539
Financial expense, net	[illegible]	[illegible]	(122)	(118)
Income before exceptional items, income taxes, income from equity method investees, goodwill amortization and minority interests	330	362	464	421
Exceptional income (expense), net	[illegible]	[illegible]	(51)	(78)
Income taxes	(114)	[illegible]	(162)	(159)
Net income before income from equity method investees, goodwill amortization and minority interests	237	259	251	184
Net income (loss) from equity method investees	3	4	(2)	1
Goodwill amortization	(61)	(67)	(44)	(31)
Net income before minority interests	179	196	205	154
Minority interests	[illegible]	[illegible]	67	69
GROUP NET INCOME	167	183	138	85
Earnings per share (in euro)	1.05	1.15	1.00	0.63
Diluted earnings per share (in euro)	1.03	1.13	0.99	0.63

Euro have been translated into US dollars at the rate of EUR 1 = USD 0.9109, which is the average rate for fiscal 2001-2002.

CASH FLOW

	2001-2002 in USD millions	2001-2002 in millions of euro	2000-2001 in millions of euro	1999-2000 in millions of euro
Cash provided by operating activities	356	391	410	375
Change in working capital from operating activities	207	228	144	154
Net cash flow from operating activities	563	619	554	529
Tangible fixed assets, net of disposal	[illegible]	[illegible]	(238)	(184)
Fixed asset disposals	[illegible]	[illegible]	31	40
Financial investments, net of disposals	[illegible]	[illegible]	(1,739)	(70)
Changes in other financial assets and working capital from investing activities	[illegible]	[illegible]	(13)	6
Net cash used in investing activities	(286)	(315)	(1,959)	(208)
Dividends paid	[illegible]	[illegible]	(83)	(68)
Increase in shareholders' equity	[illegible]	[illegible]	1,020	78
Proceeds from borrowings	[illegible]	[illegible]	1,977	59
Repayment of borrowings	[illegible]	[illegible]	(1,142)	(313)
Change in working capital from financing activities	[illegible]	[illegible]	(9)	19
Net cash provided by (used in) financing activities	(64)	(70)	1,763	(225)
INCREASE IN NET CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES	213	234	358	95

Euro have been translated into US dollars at the rate of EUR 1 = USD 0.9109, which is the average rate for fiscal 2001-2002.

Summary financial statements

CONSOLIDATED BALANCE SHEET

Fixed assets were almost entirely covered by permanent capital.
Net borrowings amounted to 56% of shareholders' equity.

	AUG. 31, 2002 in US$ millions	AUG. 31, 2002 in millions of euro	AUG. 31, 2001 in millions of euro	AUG. 31, 2000 in millions of euro
Fixed and intangible assets, net				
Goodwill	1,589	1,616	1,710	789
Intangible assets	2,891	2,940	3,021	2,738
Property, plant and equipment	364	371	371	367
Financial investments	66	67	68	74
Equity method investees	11	11	6	22
Total fixed and intangible assets, net	4,921	5,005	5,176	3,990
Current and other assets				
Inventories	167	170	193	180
Accounts receivable, net	1,432	1,456	1,518	1,403
Prepaid expenses, other receivables and other assets	597	607	567	496
Marketable securities	344	[illegible]	357	266
Restricted cash	162	165	152	134
Cash	576	586	704	496
Total current and other assets	3,481	3,539	3,491	2,975
TOTAL ASSETS	8,402	8,544	8,667	6,965

	AUG. 31, 2002 in US$ millions	AUG. 31, 2002 in millions of euro	AUG. 31, 2001 in millions of euro	AUG. 31, 2000 in millions of euro
Group shareholders' equity				
Common stock	[illegible]	[illegible]	630	537
Additional paid in capital	[illegible]	[illegible]	1,141	216
Consolidated reserves	[illegible]	[illegible]	634	658
Total Group shareholders' equity	2,358	2,398	2,405	1,411
Minority interests	72	73	131	525
Provisions for contingencies and losses	97	99	93	115
Liabilities				
Borrowings	2,648	2,693	2,781	2,009
Accounts payable	1,230	1,251	1,268	1,026
Vouchers payable	720	732	729	644
Other liabilities	1,277	1,298	1,260	1,235
Total liabilities	5,875	5,974	6,038	4,914
TOTAL LIABILITIES	8,402	8,544	8,667	6,965

Euro have been translated into US dollars at the rate of EUR 1 = USD 0.9833, which is the closing rate as of August 31,2002.

Investor information

Listening to shareholders and the financial community

TO RESPOND MORE EFFECTIVELY TO THE EXPECTATIONS OF INDIVIDUAL AND INSTITUTIONAL SHAREHOLDERS, SODEXHO ALLIANCE SETS OUT TO CONTINUOUSLY IMPROVE ITS INVESTOR RELATIONS PROGRAMS BY DEVELOPING NEW INFORMATION CHANNELS AND ORGANIZING REGULAR MEETINGS WITH SHAREHOLDERS.

Principles guiding our investor relations policy

Sodexho Alliance is committed to transparency in its investor relations and to full compliance with the regulatory requirements of the two markets where its shares are traded, Euronext Paris and the New York Stock Exchange. To enable everyone involved in our investor relations process to abide by the principles that ensure fair and equitable treatment for all shareholders, the following Code of Good Conduct has been introduced.

Group spokespersons

Only members of the Executive Committee are authorized to release financial information. In addition, the Chairman and Chief Executive Officer has appointed the Investor Relations Officer to act as Group spokesperson, with carefully defined responsibilities.

Preparing financial information

Financial information is prepared for release to the investing public by a Disclosure Committee.

All participants in the preparation of financial information have signed confidentiality agreements.

Publishing financial information

Any information that may have an impact on the share price is released before the market opens in Paris.

Financial information is approved by the Chairman and Chief Executive Officer, the Chief Financial Officer or the Board of Directors, depending on its nature. A news release is then sent simultaneously to all members of the financial community. The market authorities are also kept informed simultaneously. Financial information is available on our website www.sodexho.com.

Sodexho Alliance does not release any financial information during the month before the publication of its interim and full-year financial statements.

Regular, transparent information

A primary source of investor information is the Sodexho Alliance website, which enables shareholders not only to track the share price, but also to participate in Annual Meetings and financial analyst meetings with the possibility of asking questions online. *Shareholders also receive a wide variety of printed documents, including the Annual* Report, the abridged Annual Report, presentations to analysts, news releases, press kits, and the special shareholders' insert in Best Of, the Group's international magazine.

Periodic meetings and continuous contact

To create and nurture meaningful dialogue, Sodexho Alliance leverages a variety of opportunities to meet with shareholders and other members of the financial community. Major events are organized for the Annual Meeting, the presentation of interim earnings, and the presentation of full-year earnings. In addition, investors are regularly invited to attend meetings in various European countries and in the United States, during which they can discuss issues with company management. Other meetings on more specific topics are prepared for financial analysts, to help enhance their under-*standing of our business and operations. Sodexho Alliance also takes part in industry* presentations organized by stockbrokers.

Advantages of being a registered shareholder

Shareholders who register their shares are exempt from paying custody fees, are automatically invited to the Annual Meeting, and are kept regularly and directly informed about developments affecting our Group. Their accounts are managed by Société Générale, the bank that also acts as transfer agent for all Sodexho Alliance shares.

Shareholder contacts

Société Générale Nantes	+33 (0) 2 51 85 52 47
Sodexho Alliance	+33 (0) 1 30 85 72 03

AWARD-WINNING INVESTOR RELATIONS MEDIA

- Our Annual Report won the prestigious "Top Com d'Or 2002" (Gold Award) in recognition of its transparent and informative presentation.
- Then, at the 2002 IP-Label/Net Business Forum, our corporate website, sodexho.com, carried off top prize for its accessibility and homepage response time. The award was presented at a ceremony attended by the e-business managers of the 40 French companies in the Paris market's benchmark CAC 40 index.

Investor calendar

• Presentation of first-quarter revenues	January 8, 2003
• Annual Meeting of Sodexho Alliance Shareholders	February 4, 2003
• Presentation of interim revenues	April 9, 2003
• Presentation of interim earnings	May 7, 2003
• Presentation of nine-month revenues	July 9, 2003
• Presentation of full-year revenues	October 8, 2003
• Presentation of full-year earnings	November 2003
• Annual Meeting of Sodexho Alliance Shareholders	February 2004

This calendar is regularly updated on our website: www.sodexho.com

Investor information is available:

ON THE SODEXHO ALLIANCE WEBSITE
www.sodexho.com

VIA A VOICE SERVER, IF YOU ARE CALLING FROM FRANCE
+33 (0) 8 91 67 19 66 (in French only, charged to your phone bill at 22.5 euro cents a minute)

BY PHONE, FAX OR EMAIL
Jean-Jacques Vironda, Investor Relations
Phone: +33 (0) 1 30 85 72 03
Fax: +33 (0) 1 30 85 50 05
e-mail: jeanjacques.vironda@sodexhoalliance.com

BY MAIL
Sodexho Alliance Investor Relations
BP 100, 78883 Saint-Quentin-en-Yvelines Cedex



JEAN-JACQUES VIRONDA
INVESTOR RELATIONS

Investor information

The Sodexho Alliance Share

The Sodexho Alliance share is traded on the Euronext Paris First Market (Euroclear code 12122), where it has been part of the benchmark CAC 40 index since May 22, 1998. The share has also been traded on the New York Stock Exchange (SDX) since April 3, 2002.

The share was first listed in Paris on March 2, 1983 at an adjusted price of 1.55 euro. Since then, its value has been multiplied by 19, with the share closing at 29.9 euro on August 31, 2002. This was 2.1 times better than the CAC 40 index, which increased 9 times during the same period.

Excluding dividends, the share has gained an average of 17% a year.

During fiscal 2001-2002, the share decreased by 44% compared with a 27% decline in the CAC 40 index. There were three main reasons for this underperformance:

- A highly unstable stock market environment.
- Investor doubts about margin trends in our industry.
- The perception that organic growth in revenues was too slow, despite the solid increase in net income.

ADJUSTED PRICE OF THE SODEXHO ALLIANCE SHARE
SEPT. 1, 2001 – AUG. 31, 2002 (IN EURO)


60.00
53.05
50.00
40.00
30.00
20.00
38.57
29.90
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
March
Apr.
May
June
July
Aug.
CAC 40
Sodexho Alliance
Source: Sodexho

ADJUSTED PRICE OF THE SODEXHO ALLIANCE SHARE
SINCE THE INITIAL PUBLIC OFFERING TO AUG. 31, 2002 (IN EURO)


70.00
50.00
30.00
10.00
1.55
0.00
29.90
14.01
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02
CAC 40
Sodexho Alliance
Source: Sodexho

ADJUSTED PRICE OF THE SODEXHO ALLIANCE SHARE
Sept. 1, 2001 – Aug. 31, 2002 (in euro)

Price on Sept. 1, 2001		53.00
	Low for the year	25.10
	High for the year	55.75
Price on Aug. 31, 2002		29.90

AVERAGE DAILY TRADING VOLUME

Volume	673,330
Volumes traded on the New York Stock Exchange since the April 3, 2002 listing were not significant, with an average of fewer than 2,000 shares traded a day.	
Value (in euro)	28,313,598

DIVIDEND PER SHARE PERFORMANCE
Aug. 31, 1998 – Aug. 31, 2002 (in euro)


€ 44,896,280
€ 59,622,341
€ 75,236,065
€ 89,009,481
€ 97,003,064
133,863,768
133,982,788
134,350,116
158,945,502
159,021,416
€ 0.335
€ 0.445
€ 0.56
€ 0.56
€ 0.61
Aug. 31, 1998 (1)
Aug. 31, 1999 (1)
Aug. 31, 2000 (1)
Aug. 31, 2001
Aug. 31, 2002
Total payout
Number of shares in issue carrying dividend rights
Dividend before tax credit per share

(1) The number of shares in issue and the dividend have been restated for the March 7, 2001 four-for-one stock split.

EARNINGS PER SHARE (1)
DIVIDEND BEFORE TAX CREDIT PER SHARE (2)
(in euro)


97-98 (3) 0.63
0.335
98-99 (3) 0.99
0.445
99-00 (3) 0.63
0.56
00-01 1.00
0.56
01-02 1.15
0.61

(1) Based on the average number of shares outstanding per month.
(2) Based on the number of shares in issue at August 31 of each year.
(3) All figures have been restated for the March 7, 2001 four-for-one stock split.

DIVIDEND AND YIELD FOR FISCAL 2001-2002

Dividend before tax credit	€ 0.610
Tax credit	€ 0.305
Dividend including tax credit	€ 0.915
Yield including tax credit based on the August 31, 2002 share price	3.1%

Dividends not claimed within five years of the date they were payable to shareholders are forfeited and remitted by the Company to the Caisse des dépôts et consignations.

The 1996 equity warrant

The 1996 warrant has been traded on the Euronext Paris Cash Market since June 11, 1996. Until November 6, 1997, each warrant entitled the bearer to purchase one new Sodexho Alliance share at a price of FRF 2,700 (411.61 euro). Following the adjustment resulting from the capital increase that month, each warrant gave the right to purchase 1.02 Sodexho Alliance shares at a price of FRF 2,700 (411.61 euro). As a result of the four-for-one stock split on March 7, 2001 and the capital increase on July 4, 2001, each warrant now gives the right to purchase 16.66 new Sodexho Alliance shares at a price of 411.61 euro until June 7, 2004.

- Number of warrants issued: 400,000
- Warrants outstanding as of August 31, 2002: 374,782
- Warrants outstanding as of November 6, 2002: 374,773

1996 WARRANT PRICE
Sept. 1, 2001 – Aug. 31, 2002 (in euro)


600
500
400
300
200
100
0
495.00
145.80
09.03.01
10.03.01
11.03.01
12.03.01
01.03.02
02.03.02
03.03.02
04.03.02
05.03.02
06.03.02
07.03.02
08.03.02
Source: Sodexho

1996 WARRANT PRICE
Sept. 1, 2001 – Aug. 31, 2002 (in euro)

Price on Sept. 1, 2001	495
Low for the year	106
High for the year	510
Price on August 31, 2002	146

AVERAGE DAILY TRADING VOLUME

Volume	454
Value	€ 86,398

Capital

CHANGE IN ISSUED CAPITAL
As of August 31, 2002 and November 30, 2002

	Type of transaction	Shares created	Increase in issued capital (in euro)
Capital at August 31, 2001 EUR 630,238,616*	Exercise of equity warrants (3,226)	53,745	214,980
	Exercise of stock options (22,169)	22,169	88,676
	Issue of new shares for cash	1,385,848	5,543,392
Capital at August 31, 2002 EUR 636,085,664**			
	Exercise of stock options (9)	149	596
Capital at November 30, 2002 EUR 636,086,260***			

** Represented by 157,559,654 shares with a par value of 4 euro each. ** Represented by 159,021,416 shares with a par value of 4 euro each. *** Represented by 159,021,565 shares with a par value of 4 euro each.*

SHAREHOLDER STRUCTURE
At August 31, 2002


Pierre Bellon and his children
Bernard Bellon and his children
Other
54.9%
12.8%
13.8%
Bellon SA (family holding company)
38.69%
Employees
1.63%
Public
59.68%
4.1%
14.4%
Sodexho Alliance SA
100%
Sofinsod
56.9%
100%
Société financière de la Porte Verte
43.1%
Etinbis

FINANCIAL INDEPENDANCE

Sodexho remains an independent company, with 81,260 shareholders as of August 31, 2002. *Of these, more than 34,600 were employees participating* in the Employee Stock Ownership Plan.

Major shareholders include

Bellon SA	38.69%
Employees	1.63%
Treasury stock	1.70%
French investors	34.80%
Individuals	*8.90%*
Institutions	*25.90%*
Non-French shareholders	23.18%

To the Company's knowledge, no shareholder other than Bellon SA owns more than 5% of outstanding shares or voting rights.

Corporate Governance

The Board of Directors

The Board of Directors comprises twelve members, including one Canadian and one British Director. At the present time, the term "independent director" does not have a legal definition in French law. In the Bouton report "for the sake of simplicity, the definition of independent director is set forth as follows: "a director is independent when he or she has no relationship of any nature with the Company, the Group or its management, which could compromise the exercise of his or her free judgment."" In the spirit of this definition, the Board of Directors considers that all of Sodexho Alliance's directors are independent. Our Board of Directors is a cohesive authority which collectively represents all of our shareholders and requires each Director to act in all circumstances in the interests of all of our shareholders and in the interests of the business.

Nonetheless, in order to conform to other definitions and with the advice of the Selection Committee, the Board of Directors suggests that the following directors should be considered independent directors: Mr. Édouard de Royère, Mr. François Périgot, and Mr. Mark Tompkins.

In addition to their expertise, experience and understanding of strategic challenges in markets where the Group operates, Directors are chosen for their ability to take the interests of all shareholders into account, as well as for their thus demonstrating an in-depth knowledge of our businesses.

To support its decision-making process, the Board has created three specialized committees:

- The Selection Committee for Board members and corporate officers, comprising François Périgot (Committee Chairman), Pierre Bellon, Édouard de Royère and Rémi Baudin, examines the Chairman proposals, prepares recommendations to present to the Board, and keeps an up-to-date, confidential list of potential replacements in case a position becomes vacant.

- The Compensation Committee, comprising Rémi Baudin (Committee Chairman), Pierre Bellon, Édouard de Royère and François Périgot, proposes compensation packages for corporate officers and senior executives, and recommends executive compensation and incentive policies.

- The Audit Committee, comprising Édouard de Royère (Committee Chairman), Rémi Baudin (Vice Chairman), Paul Jeanbart and Sophie Clamens, ensures that the Group's financial, legal and accounting policies and procedures are properly applied and recommends any changes it considers necessary. It operates independently of Sodexho Alliance management but may request that management provide relevant information.

In 2001-2002, the Board of Directors, acting through the Audit Committee, requested the Chairman and Chief Executive Officer to assess and strengthen the Company's internal control process. In response, the following major projects were launched:

Review of risks

The Group's Chief Financial Officer presented the Audit Committee with an overview of the Company's risks and recommended an action plan to improve risk management. Given Sodexho's business, the main action to date involves reviewing and updating as needed the delegations of authority and procedures concerning client contracts.

Assessment of exchange rate and interest rate risk

Because of the Group's extensive global presence and high amount of debt, Senior Management assessed the risks related to exchange rates and interest rates in its businesses. The findings were presented to the Audit Committee at the end of the fiscal year.

Strengthening internal audit

Sodexho currently has approximately 30 auditors who carry out a variety of missions. To guarantee their independence within the organization, in mid-year Group internal audit began reporting to the Chairman and Chief Executive Officer. This ensures that their objectives, assignments and priorities are defined at the highest level. A search is underway to find an executive to head the internal audit department.

Relations with outside auditors

During the year, Group Management, at the request of the Audit Committee, defined the missions of outside auditors and agreed on the number of hours needed to complete them.

Members of the Board of Directors

At August 31, 2002		First elected	Term expires
Pierre BELLON	Chairman	Nov. 14, 1974	2004
Rémi BAUDIN	Vice Chairman	Feb. 25, 1983	2004
Astrid BELLON	Member of the Executive Board, Bellon SA	July 26, 1989	2004
Bernard BELLON	Chief Executive Officer, Finadvance	Feb. 26, 1975	2003
François-Xavier BELLON	Member of the Executive Board, Bellon SA	July 26, 1989	2004
Sophie CLAMENS	Chairman of the Executive Board of Bellon SA	July 26, 1989	2004
Patrice DOUCE	Director Sodexho Alliance SA	Feb. 23, 1988	2003
Paul JEANBART	Chief Executive Officer, Rolaco	Feb. 13, 1996	2005
François PÉRIGOT*	Chairman of MEDEF International	Feb. 13, 1996	2005
Édouard de ROYÈRE*	Honorary Chairman, L'Air Liquide	Feb. 13, 1996	2005
Nathalie SZABO	Member of the Executive Board, Bellon SA	July 26, 1989	2004
Mark TOMPKINS*	Corporate Director	Feb. 5, 2002	2005

* Independent Director.

Together, Board members directly own less than an aggregate 0.5% of the Company's issued capital.

Operating Procedures of the Board of Directors

The Board of Directors is governed both by the Company's by-laws and by a number of guidelines and procedures that establish its mission, set the number of Board members, define the Director's Charter, and determine the number of Board meetings and the allocation of Directors' fees.

Mission of the Board of Directors

The Board of Directors periodically reviews operations, ongoing business and significant transactions, approves the corporate strategy and long-term plan recommended by Group Management, closes the Company's interim and annual accounts, prepares shareholders' meetings, designates corporate officers, and monitors the quality of information provided to shareholders and financial markets.

Senior executives regularly inform the Board of the resources used in their respective businesses and action plans introduced to meet objectives. Financial statements are reviewed during in-depth meetings attended by the entire Board, with the participation, when necessary, of the Company's operations and finance managers, internal auditors and the statutory auditors. Lastly, the Board is regularly informed of questions, comments and criticism expressed by shareholders, whether in meetings organized by the Company or via letter, e-mail or phone.

The Board met six times during fiscal year 2001-2002, in line with Company guidelines and procedures calling for a minimum of four or five meetings a year.

The Director's Charter

- In addition to requirements stated in the by-laws, all Directors must personally own at least 400 Sodexho Alliance shares.
- All unreleased information that Directors receive in the course of their duties is considered confidential. In addition, Directors are forbidden from trading in Sodexho Alliance securities during the three months immediately preceding the Board meeting scheduled to close the accounts for the year.
- Except in case of force majeure, all Directors must attend the Annual Meeting of Sodexho Alliance Shareholders.

Allocation of Directors' Fees

Directors' fees, whose amount is determined at the Annual Meeting of Shareholders, are allocated according to the following criteria:

- 67% for regular attendance at Board meetings.
- 6% for the additional portion allocated to the Chairman
- 27% for participation in specialized committees.

For fiscal year 2001-2002, an aggregate 109,800 euro in Directors' fees was allocated to members of the Board, out of a total 130,000 euro approved by shareholders.

Information about Members of the Board of Directors

Pierre BELLON

Born January 24, 1930
Married, four children
Graduate of École des Hautes Études Commerciales

Background

Mr. Bellon joined Société d'Exploitations Hôtelières, Aériennes, Maritimes et Terrestres in 1958 as Assistant Manager. He later served as Managing Director and then Chairman and Chief Executive Officer.

- In 1966, he founded Sodexho SA, which became Sodexho Alliance SA in 1997. Mr. Bellon is currently Chairman and Chief Executive Officer.
- Since 1988, he has served as Chairman and Chief Executive Officer of Bellon SA, the family holding company that controls Sodexho, and also served as Chairman of the Executive Board from 1996 to 2002. He became Chairman of the Supervisory Board in February 2002.
- Mr. Bellon was also:
  - National President of the Center for Young Company Managers (formerly the Center for Young Employers) from 1968 to 1970.
  - President of the National Federation of Hotel and Restaurant Chains from 1972 to 1975.
  - Member of the Economic and Social Council from 1969 to 1979.
- He has also been:
  - Vice President of the MEDEF (formerly CNPF) since 1981.
  - President/Founder of the Management Improvement Association.
  - Member of the Board of the National Association of Joint-Stock Companies (ANSA).

Other corporate offices held

- Member of the Supervisory Board of L'Air Liquide and Pinault-Printemps-Redoute.
- Director of a number of companies within the Sodexho Group.

Number of Sodexho Alliance shares held: 12,900

With his children, Mr. Bellon holds 54.9% of shares in Bellon SA, which owns a 38.69% interest in Sodexho Alliance.

Rémi BAUDIN

Born October 19, 1930
Married, four children
Graduate of École des Hautes Études Commerciales

Background

Before helping Pierre Bellon to create Sodexho, Mr. Baudin took part in a number of foreign projects for management consultancy SEMA, from 1957 to 1965.

- He reorganized and managed the ship refueling business (1965-1969), then created a joint venture with Sonatrach in remote site management and headed the two companies' joint subsidiary in Algeria (1969-1970). He successively managed the Food Services France division and started up operations in Belgium (1971-1976); the France and Africa division, overseeing start-ups in Cameroon, Nigeria, Ivory Coast, Angola, Benin, Equatorial Guinea, Algeria and Libya (1977-1982); and the Food Services France and Europe division (1982-1992).
- Mr. Baudin is also Founding Chairman of FERCO, the European food services confederation.
- He was Chairman of the Supervisory Board of Bellon SA (Sodexho Alliance's main shareholder) from 1996 to 2002 and currently serves as Vice Chairman.
- Mr. Baudin is Vice Chairman of the Sodexho Alliance Board of Directors.

Number of Sodexho Alliance shares held: 4,016

Astrid BELLON

Born April 16, 1969
Graduate of ESLSCA
Earned a Master of Arts in film studies in New York

Background

Ms. Bellon has worked in the television and movie industry since 1999. She is a shareholder of Les Films d'à Côté, a company she created in 2000.

- Member of the Executive Board of Bellon SA (Sodexho Alliance's main shareholder).

Number of Sodexho Alliance shares held: 37,683

Bernard BELLON

Born August 11, 1935
Married, three children
Degree in French Literature from IAE Aix - Marseille

Background

Mr. Bellon was Director of Compagnie Hôtelière du Midi (a member of the Compagnie de Navigation Mixte Group) from 1962 to 1970 and then held various managerial positions in banking at CIC-Banque de Union Européenne Group from 1970 to 1988. In 1988, he founded Finadvance SA, a venture capital company, and has served as its Chairman since then.

- Member of the Supervisory Board of Bellon SA (Sodexho Alliance's main shareholder).

Member of the Board of
- Perfin SA
- CIC France
- Allios Industrie

Number of Sodexho Alliance shares held: 350,000

François-Xavier BELLON

Born September 10, 1965
Married, three children
Graduate of the European Business School

Background

Mr. Bellon began his career in the temporary employment industry as an agency manager for Adia France (1990-1991), then for Ecco in Barcelona, Spain, where he was promoted to Sales and Marketing Director and Regional Director for Catalonia (1993-1995).

- He has been Managing Director, Sodexho in Mexico since 1999.
- Member of the Executive Board of Bellon SA (Sodexho Alliance's main shareholder).

Number of Sodexho Alliance shares held: 38,566

Sophie CLAMENS

Born August 19, 1961
Married, four children
Graduate of École des Hautes Études Commerciales du Nord

Background

From 1985 to 1987, Ms. Clamens was employed by Crédit Lyonnais in New York as a mergers and acquisitions Advisor for the bank's French clientele. She later worked as a Sales Agent for a number of leading European fashion houses, including Chanel, Valentino, Ungaro and Armani, from 1987 to 1992.

Ms. Clamens works for Bellon SA as a special projects Advisor for Sodexho Alliance.

- *Chairman of the Executive Board of Bellon SA (Sodexho Alliance's main shareholder) since 2002.*
- Member of the Sodexho Alliance Audit Committee.

Number of Sodexho Alliance shares held: 7,964

Patrice DOUCE

Born March 2, 1942
Married, two children
Graduate of École des Hautes Études Commerciales

Background

After serving as an Advisor to the Algerian Finance Ministry, Mr. Douce joined Sodexho in 1972 to create and manage the Remote Site Management business. He later headed Sodexho operations in Latin America and the United States.

- He was Group Chief Operating Officer from 1990 to 2001.

Number of Sodexho Alliance shares held: 142,096

Paul JEANBART

Born August 23, 1939
Married, three children
Civil engineer

Background

Co-founder, partner and Chief Executive Officer of the Rolaco Group since 1967.

Other corporate offices held
- Chairman of Oryx Finance Limited, Grand Cayman.
- Chairman of the Board of Directors of Hôtels Intercontinental Genève.
- Managing Director of Rolaco Holding SA.
- Member of the Boards of Directors of Semiramis Hotel Co., Delta International Bank, XL Capital Limited, and Nasco Insurance Group.
- Member of the Supervisory Board of Club Méditerranée SA.

Number of Sodexho Alliance shares held: 400

François PÉRIGOT

Born May 12, 1926
Married
Advanced law degree and graduate of Institut d'Études Politiques in Paris

Background

After serving as Chairman and Chief Executive Officer of Thibaud Gibbs et Compagnie from 1968 to 1970, Mr. Périgot successively held the positions of Chairman and Chief Executive Officer Unilever Spain and Chairman and Chief Executive Officer Unilever France (1971-1986). From 1986 to 1998, he was Chairman of Compagnie du Plâtre, and from 1988 to 1998 he served as Vice Chairman, and later Chairman, of UNICE, the European union of employer and industry confederations.

- Mr. Périgot has also been:
  - President of the Enterprise Institute (1983-1986).
  - President of the National Council of French Employers (1986-1994).
  - Member of the Executive Committee of the International Chamber of Commerce (1987-1989).
  - Member of the Economic and Social Council (1989-1999).
- He is currently serving as:
  - President of the Franco-Dutch Chamber of Commerce, since 1996.
  - President of MEDEF International, since 1997.
  - Chairman of the International Employers' Organization, since June 2001.

Member of the Board of
- Astra Calvé
- Lever
- CDC Participations
- Sabaté-Diosos

Number of Sodexho Alliance shares held: 400

Édouard de ROYÈRE

Born June 26, 1932
Married, three children
Graduate of École Supérieure de Commerce in Paris

Background

After working as an authorized representative with power of attorney for Crédit Lyonnais and as Director of Union Immobilière et Financière, Mr. de Royère joined L'Air Liquide in 1966. He successively held the positions of General Secretary to senior management and Investor Relations Manager, and, in 1967, was appointed Company Secretary.

- Member of the Supervisory Board since 2001, he has also been:
  - Member of the Board of Directors since 1971.
  - Assistant Managing Director of the Company, appointed in 1979.
  - Vice Chairman and Assistant Managing Director.
  - Vice Chairman, appointed in 1982.
  - Chairman and Chief Executive Officer, from 1985 to 1995.
- He was named Honorary Chairman of L'Air Liquide in 1997.
- He is also President of the National Association of Joint-Stock Companies (ANSA).

Member of the Board of
- Danone
- L'Oréal
- Michelin

Number of Sodexho Alliance shares held: 8,587

Nathalie SZABO

Born January 26, 1964
Married, three children, legal guardian for two nephews
Graduate of the European Business School

Background

Ms. Szabo served as an Account Manager for Scott Traiteur from 1989 to 1992. She currently works for Bellon SA as a special projects Advisor for Sodexho Prestige.

- Member of the Executive Board of Bellon SA (Sodexho Alliance's main shareholder).

Number of Sodexho Alliance shares held: 1,147

H.J. Mark TOMPKINS

Born November 2, 1940
Married, three children
Masters degree in Natural Sciences and Economy from the University of Cambridge and an MBA from Institut Européen d'Administration des Affaires (INSEAD)

Background

Mr. Tompkins began his career in investment banking in 1964 with Samuel Montagu & Company (now HSBC). From 1965 to 1971, he was a Management Consultant with Booz Allen & Hamilton working on assignments in the UK, continental Europe and the U.S. He joined the Slater Walker Securities group in 1972 and was named Chief Executive Officer of Compagnie Financière Haussmann, a publicly traded company in France. From 1975 through 1987, he was active in residential and commercial property investment in the Middle East, Germany, Spain, France and the United States. In 1987 and subsequent years, his focus moved to private equity and capital development in publicly traded entities, notably in the healthcare, biopharmaceutical, wholesale and distribution, tourism and leisure, and manufacturing sectors.

Other corporate offices held

Mr. Tompkins is on the Board of Directors of:
- Bio Projects International Ltd.
- Calcitech Ltd.

Number of Sodexho Alliance shares held: 400

Executive Compensation and Incentive Policies

Compensation for Group executives comprises a base salary, a performance bonus and fringe benefits. The bonus, which represents a substantial proportion of total compensation, varies depending on the degree to which annual objectives are met.

In fiscal year 2001-2002, the Group allocated total compensation of 2,758,902 euros to the six people who were members of the Executive Committee as of August 31, 2002.

Stock Option Policy

Stock options for Group executives are designed to meet two objectives:

- To link the financial interests of executives to those of our shareholders.
- To attract and retain the entrepreneurs we need to expand and strengthen our market leadership.

Until 1999, thirteen plans granted stock options to a limited number of employees. In 2000, the Board decided to broaden the stock option program to a much larger number of executives. As a result, stock options deepen the community of interests shared by executives and shareholders.

Date of Board Meeting	(2) Dec. 11, 1997	(2) Dec. 10, 1998	(2) Feb. 23, 1999	(2) Jan. 25, 2000	(3) Apr. 4, 2000	(3) Jan. 24, 2001	(3) Jan. 11, 2002	(3) Jan. 11, 2002
Description	Options to subscribe new shares	Options to subscribe new shares	Options to subscribe new shares	Options to purchase existing shares	Options to purchase existing shares	Options to purchase existing shares	(A) Options to purchase existing shares	(B) Options to purchase existing shares
Potential total number of shares to be subscribed	(1) 103,066	(1) 25,766	(1) 16,359	(1) 274,709	(1) 14,117	(1) 356,392	470,740	1,186,542
Number of options attributed to Group senior executives (5)	32,718	19,631	0	31,902	0	40,081	77,500	30,000
Exercise period begins	Dec. 11, 2001	Dec. 10, 2002	Feb. 23, 2003	Mar. 1, 2004	Mar. 1, 2004	Mar. 1, 2005	Jan. 11, 2006	Jan. 11, 2006
Options expire	Dec. 10, 2003	Dec. 9, 2003	Feb. 22, 2004	Jan. 24, 2005	Jan. 24, 2005	Jan. 23, 2006	Jan. 10, 2007	Jan. 10, 2008
Subscription or purchase price	(1) € 27.11	(1) € 38.17	(1) € 37.17	(1) € 39.86	(1) € 39.86	(1) € 48.42	€ 47	€ 47
Number of options not exercised at Aug. 31, 2002 (4)	65,438	25,766	16,359	230,018	7,489	330,754	453,340	1,177,017

(1) Adjusted for the April 1998 and July 2001 share issues and for the March 2001 four-for-one stock split, and after conversion of French-franc subscription prices into euros.
(2) Acting on the authorization approved by shareholders in Extraordinary Meeting on Feb. 13, 1996.
(3) Acting on the authorization approved by shareholders in Extraordinary Meeting on Feb. 21, 2000.
(4) Excluding departures of grantees.
(5) Options granted to current members of the Executive Committee.

(A) Plan reserved for non-US employees.
(B) Plan reserved for US employees.

Sodexho in the world

ANGOLA

SODEXHO
LUANDA
Tel. (244-2) 37 10 38 or 33 30 23
Fax (244-2) 37 09 36

ARGENTINA

SODEXHO
BUENOS AIRES
Tel. (54) 11 43 42 97 63
Fax (54) 11 43 43 59 58

SODEXHO PASS LUNCHEON TICKETS
BUENOS AIRES
Tel. (54) 11 43 45 60 00
or 69 90 ext 64 01
Fax (54) 11 43 45 42 20

AUSTRALIA

SODEXHO
MELBOURNE
Tel. (61) 3 9880 6300
Fax (61) 3 9880 6333

SODEXHO
SYDNEY
Tel. (612) 9 213 61 00
Fax (612) 9 213 61 11
www.sodexho-au.com

AUSTRIA

SODEXHO MM Catering
VIENNA
Tel. (43) 1 32 86 057
Fax (43) 1 32 86 057-300
e-mail: info@sodexho-catering.at

SODEXHO PASS
VIENNA
Tel. (43) 1 328 60 60-0
Fax (43) 1 328 60 60-200
www.sodexhopass.at

AZERBAIDJAN

UNIVERSAL SODEXHO EURASIA
BAKOU
Tel. (994 12) 978 922
Fax (994 12) 978 900

BELGIUM

SODEXHO
BRUSSELS
Tel. (32) 2 679 12 11
Fax (32) 2 679 14 56
www.sodexho-be.com

SODEXHO PASS
BRUSSELS
Tel. (32) 2 547 55 11
Fax (32) 2 547 55 01
www.sodexho-be.com

BRAZIL

SODEXHO
SÃO PAULO
Tel. (55) 11 5693 50 00
Fax (55) 11 5686 84 00

SODEXHO PASS
SÃO PAULO
Tel. (55) 11 3704 47 00
Fax (55) 11 3078 49 53
www.sodexhopass.com.br

UNIVERSAL SODEXHO
SÃO PAULO
Tel. (55) 11 5693 50 00
Fax (55) 11 5686 84 00

CAMEROON

SODEXHO
DOUALA
Tel. (237) 42 82 80
Fax (237) 43 23 23

CANADA

SODEXHO
BURLINGTON - Ontario
Tel. (905) 632 85 92
Fax (905) 632 56 19
www.sodexhoca.com

CHILE

SODEXHO
SANTIAGO DE CHILE
Tel. (56) 2 8 100 100
Fax (56) 2 8 100 501
www.sodexho.cl

SODEXHO PASS
SANTIAGO DE CHILE
Tel. (56) 2 687 02 00
Fax (56) 2 687 02 05
www.sodexhopass.cl

CHINA (see Hong Kong)

SODEXHO
CANTON
Tel. (86) (0) 20 8363 5888
Fax (86) (0) 20 8363 5799
www.sodexho-cn.com

SODEXHO
BEIJING
Tel. (86) (0) 10 6568 3636
Fax (86) (0) 10 6568 0385
www.sodexho-cn.com

SODEXHO
SHANGHAI
Tel. (86) 21 6209 6008
Fax (86) 21 6209 6009
www.sodexho-cn.com

SODEXHO PASS
SHANGHAI
Tel. (86) 21 6209 6001
Fax (86) 21 6209 6002

COLOMBIA

SODEXHO
SANTA FE DE BOGOTÁ
Tel. (57) 1 629 08 05
Fax (57) 1 620 39 29

SODEXHO PASS
SANTA FE DE BOGOTÁ
Tel. (57) 1 312 00 84
Fax (57) 1 312 30 98
www.sodexhopassco.com

CONGO

UNIVERSAL SODEXHO
POINTE NOIRE
Tel. (242) 94 19 70
Fax (242) 94 09 29

COSTA RICA

SODEXHO
SAN JOSE
Tel. (506) 296 47 30
Fax (506) 296 36 87

CZECH REPUBLIC

SODEXHO
PRAHA
Tel. (420) 2 27 02 74 74
Fax (420) 2 27 23 00 60

SODEXHO PASS
PRAHA
Tel. (420) 2 33 11 34 35
Fax (420) 2 33 11 34 00
www.sodexhopass.cz

DENMARK

SODEXHO
MIDDELFART
Tel. (45) 63 41 02 22
Fax (45) 63 41 02 33

EQUATORIAL GUINEA

SODEXHO
MALABO
Tel. (240) 948 24
Fax (240) 948 23

FINLAND

SODEXHO
HELSINKI
Tel. (358) 9 683 47 20
Fax (358) 9 540 77 110
www.sodexho.fi

FRANCE

SODEXHO HEAD OFFICE
SAINT-QUENTIN-EN-YVELINES
Tel. (33) (0)1 30 85 75 00
Fax (33) (0)1 30 43 09 58

SODEXHO BUSINESS AND INDUSTRY
SAINT-QUENTIN-EN-YVELINES
Tel. (33) (0)1 30 85 75 00
Fax (33) (0)1 30 43 09 58

SODEXHO HEALTHCARE
SAINT-QUENTIN-EN-YVELINES
Tel. (33) (0)1 30 85 75 00
Fax (33) (0)1 30 43 09 58

SODEXHO EDUCATION
PLAISIR
Tel. (33) (0)1 30 07 62 00
Fax (33) (0)1 30 07 62 01

SODEXHO VOUCHERS AND CARDS
PUTEAUX
Tel. (33) (0)1 41 25 26 27
Fax (33) (0)1 41 25 26 98
www.sodexho-ccs.com

ALTYS
NANTERRE
Tel. (33) (0)1 55 69 32 32
Fax (33) (0)1 55 69 32 40
www.altys.fr

BATEAUX PARISIENS
PARIS
Tel. (33) (0)1 44 11 33 44
Fax (33) (0)1 45 56 07 88
www.bateauxparisiens.com

SIGES
SAINT-QUENTIN-EN-YVELINES
Tel. (33) (0)1 30 85 73 58
Fax (33) (0)1 30 43 51 38

SODEXHO PRESTIGE
BOULOGNE
Tel. (33) (0)1 46 99 25 50
Fax (33) (0)1 46 99 35 48
www.sodexho-prestige.fr

SOGERES
PARIS
Tel. (33) (0)1 46 99 33 33
Fax (33) (0)1 46 05 55 59
e-mail: contact@sogeres.fr
www.sogeres.fr

UNIVERSAL SODEXHO HEAD OFFICE
SAINT-QUENTIN-EN-YVELINES
Tel. (33) (0)1 30 85 75 00
Fax (33) (0)1 30 85 54 50
www.universalsodexho.com

GABON

UNIVERSAL SODEXHO
PORT-GENTIL
Tel. (241) 55 22 77
Fax (241) 55 09 97

GERMANY

SODEXHO
HOCHHEIM
Tel. (49) 61 46 60 20
Fax (49) 61 46 90 49 29
www.sodexho-de.com

SODEXHO PASS
FRANKFURT
Tel./Fax (49) 69 73 996 60 01
www.sodexhopass-de.com

GHANA (see Ivory Coast)
UNIVERSAL SODEXHO
ABIDJAN
Tel. (225) 22 40 91 40/41/42
Fax (225) 22 40 91 44

GREECE
SODEXHO HELLAS ABEE
ATHENS
Tel. (30) 210 6254 950
Fax (30) 210 6254 954
e-mail: info@sodexho-gr.com
www.sodexho-gr.com

GUADELOUPE
SODEXHO ANTILLES
BAIE MAHAULT
Tel. (33) (0)5 90 38 24 62
Fax (33) (0)5 90 25 08 87

FRENCH GUYANA
SODEXHO
KOUROU
Tel. (33) (0)5 94 32 72 21
Fax (33) (0)5 94 32 87 57

HONG KONG (see China)
SODEXHO
KOWLOON
Tel. (852) 2 388 86 82
Fax (852) 2 780 12 62
www.sodexho-hk.com

HUNGARY
SODEXHO
BUDAPEST
Tel. (36) 1 206 20 16
Fax (36) 1 206 20 15

SODEXHO PASS
BUDAPEST
Tel. (36) 1 363 66 46
Fax (36) 1 267 14 17
www.sodexho-pass.hu

INDIA
SODEXHO PASS
MUMBAI
Tel. (91) 22 685 59 59
Fax (91) 22 685 59 73
www.sodexhoindia.com

INDONESIA
PT UNIVERSAL OGDEN INDONESIA
JAKARTA
Tel. (62-21) 718 22 30
Fax (62-21) 719 69 81

IRELAND
SODEXHO
DUBLIN
Tel. (353) 1 283 3654
Fax (353) 1 283 3991
www.sodexho.ie

ITALY
SODEXHO
MILAN
Tel. (39) 02 69 68 41
Fax (39) 02 68 87 169
e-mail: sede@sodexho.it
www.sodexho-it.com

SODEXHO PASS
MILAN
Tel. (39) 02 38 05 71
Fax (39) 02 38 00 30 44
www.sodexhopass-it.com

IVORY COAST
UNIVERSAL SODEXHO
ABIDJAN
Tel. (225) 22 40 91 40/41/42
Fax (225) 22 40 91 44

JAPAN
SODEXHO
TOKYO
Tel. (81 3) 57 74 75 00
Fax (81 3) 57 74 75 55
www.sodexho-j.com

KAZAKHSTAN
UNIVERSAL SODEXHO EURASIA
ALMATY
Tel. (7-3272) 980 250
Fax (7-3272) 980 251

KUWAIT
TARIQ AL GHANIM
AL SHUWAIKH
Tel. (965) 488 00 34
Fax (965) 489 47 45

LEBANON
SODEXHO SERVICES
BEIRUT
Tel. (961-1) 611 186/7
Fax (961-1) 611 188

LUXEMBOURG
SODEXHO
WINDHOF
Tel. (352) 26 109 200
Fax (352) 26 109 209
e-mail: contact@sodexho.lu

SODEXHO PASS
LUXEMBOURG
Tel. (352) 46 16 65-1
Fax (352) 46 16 66
www.sodexho-pass.lu

MALAYSIA
SODEXHO FOOD AND MANAGEMENT SERVICES
PETALING JAYA
Tel. (603) 5638 4476
Fax (603) 5637 7208
www.sodexho-my.com

MEXICO
SODEXHO
MEXICO
Tel. (52 55) 52 08 64 69
Fax (52 55) 52 08 53 61
www.sodexho-mx.com

SODEXHO PASS
MEXICO
Tel. (52 55) 52 62 29 04/05
Fax (52 55) 52 54 50 21
www.sodexhopass-mx.com

MOROCCO
SODEXHO PASS
CASABLANCA
Tel. (212) 22 98 96 31
Fax (212) 22 98 95 75

NEW CALEDONIA
RESTAURATION FRANÇAISE
NOUMEA
Tel. (687) 41 45 80
Fax (687) 41 45 81
e-mail: sodexho@offratel.nc

NIGERIA
UNIVERSAL SODEXHO
PORT HARCOURT
Tel. (234-84) 232 219
Fax (234-84) 238 334

NORWAY
SODEXHO
ETTERSTAD
Tel. (47) 22 08 91 00
Fax (47) 22 08 91 01
www.sodexho-no.com

ABRA
OSLO
Tel. (47) 81 53 30 90
Fax (47) 23 39 69 10

UNIVERSAL SODEXHO
SANDNES
Tel. (47) 51 70 71 72
Fax (47) 51 70 71 73

PERU
UNIVERSAL SODEXHO
LIMA
Tel. (51-1) 441 5111
Fax (51-1) 422 9702

POLAND
SODEXHO
WARSAW
Tel. (48) 22 338 9600
Fax (48) 22 338 9601
email: info@sodexho.com.pl
www.sodexho.com.pl

SODEXHO PASS
WARSAW
Tel. (48) 22 535 11 11
Fax (48) 22 535 12 19
www.sodexhopass.pl

POLYNESIA
SODEXHO
PAPEETE - Tahiti
Tel. (689) 43 92 73
Fax (689) 41 09 44
e-mail: sodexho@mail.pf

PORTUGAL
SODEXHO
LISBOA
Tel. (351) 21 371 5204
Fax (351) 21 386 0222

QATAR
TEYSEER SERVICES COMPANY
DOHA
Tel. (974) 442 85 05 or 06
Fax (974) 442 80 70
www.teyseer-services.com

REUNION ISLAND
SODEXHO RÉUNION
SAINTE CLOTILDE
Tel. (33) (0)2 62 73 18 32
Fax (33) (0)2 62 73 18 40

ROMANIA
SODEXHO PASS
BUCAREST
Tel. (40) 21 232 99 52-60
Fax (40) 21 232 88 08
or (40) 21 233 14 78
www.sodexhopass.ro

RUSSIA
SODEXHO
MOSCOW
Tel. (7 095) 745 50 85
Fax (7 095) 745 50 54
www.sodexho.ru

UNIVERSAL SODEXHO EURASIA
YUZNO SAKHALINSK
Tel. (7-4242) 727 020
Fax (7-4242) 727 011

SAUDI ARABIA
NCMS
RIYAD
Tel. (966-1) 478 52 80
Fax (966-1) 477 72 51

SINGAPORE

SODEXHO
SINGAPORE
Tel. (65) 6743 89 98
Fax (65) 6745 22 32
www.sodexho-sg.com

UNIVERSAL REMOTE SITE SERVICES
SINGAPORE
Tel. (65) 6463 90 52
Fax (65) 6465 74 89

SLOVAKIA

SODEXHO
BRATISLAVA
Tel. (421) 2 44 88 05 50-2
Fax (421) 2 44 88 01 56

SODEXHO PASS
BRATISLAVA
Tel. (421) 2 43 41 30 57
Fax (421) 2 43 41 30 51
www.sodexhopass.sk

SLOVENIA

SODEXHO
LJUBLJANA
Tel. (386) 14 23 30 32
Fax (386) 14 23 16 29
e-mail: sodexho@siol.net

SOUTH AFRICA

SODEXHO
RIVONIA
Tel. (27) 11 803 66 00
Fax (27) 11 803 67 85

SOUTH KOREA

SODEXHO
SEOUL
Tel. (82) 2 594 29 43
Fax (82) 2 594 29 44
www.sodexho-kr.com

SPAIN

SODEXHO
SANTA COLOMA DE CERVELLO (BARCELONA)
Tel. (34) 93 635 22 00
Fax (34) 93 630 88 85

SODEXHO PASS
MADRID
Tel. (34) 91 445 28 66
Fax (34) 91 594 17 58
www.sodexhopass.es

SULTANATE OF OMAN

SOCAT
MUSCAT
Tel. (968) 60 34 05
Fax (968) 60 43 01

SWEDEN

SODEXHO
STOCKHOLM
Tel. (46) 8 775 58 00
Fax (46) 8 19 00 51
www.sodexho-se.com

ACC
NORRKÖPING
Tel. (46) 11 28 59 00
Fax (46) 11 18 52 10

TANZANIA

SODEXHO
DAR ES SALAM
Tel./Fax (255) 222 775 142

THAILAND

UNIVERSAL AMARIT CATERING COMPANY
BANGKOK
Tel. (66-2) 381 12 04 or 10 20
Fax (66-2) 381 12 09

THE NETHERLANDS

SODEXHO
ROTTERDAM
Tel. (31) 10 288 42 88
Fax (31) 10 288 42 22
www.sodexho-nl.com

UNIVERSAL SODEXHO
HOORN
Tel. (31-229) 232 344
Fax (31-229) 238 808

TUNISIA

SODEXHO
TUNIS
Tel. (216-71) 861 899
Fax (216-71) 862 246

SABA
TUNIS
Tel. (216-71) 862 777
Fax (216-71) 860 333

SODEXHO PASS
TUNIS BELVEDERE
Tel. (216-71) 844 538 or 845 755
Fax (216-71) 849 793

TURKEY

SODEXHO TOPLU YEMEK
ISTANBUL
Tel. (90) 216 474 97 40
Fax (90) 216 474 97 38

SODEXHO PASS
MECIDIYEKÖY ISTANBUL
Tel. (90) 212 216 91 70 or 80
Fax (90) 212 216 95 15

UNITED ARAB EMIRATES

KELVIN CATERING SERVICES
ABU DHABI
Tel. (971-2) 64 485 30
Fax (971-2) 64 475 74

UNITED KINGDOM

SODEXHO
LONDON
Tel. (44) 20 7815 06 10
Fax (44) 20 7832 78 32
www.sodexho-uk.com

SODEXHO BUSINESS AND INDUSTRY
KENLEY
Tel. (44) 20 8763 12 12
Fax (44) 20 8763 10 44
www.sodexho-uk.com

SODEXHO HEALTHCARE
ALDERSHOT (Mandora)
Tel. (44) 1252 352 000
Fax (44) 1252 352 052
www.sodexho-uk.com

SODEXHO DEFENSE
ALDERSHOT (St. Annes)
Tel. (44) 1252 353 100
Fax (44) 1252 353 101
www.sodexho-uk.com

SODEXHO LEISURE
ALPERTON
Tel. (44) 20 8566 92 22
Fax (44) 20 8991 96 36
www.sodexho-uk.com

SODEXHO EDUCATION
SWINDON
Tel. (44) 1793 515 112
Fax (44) 1793 615 075
www.sodexho-uk.com

CATAMARAN CRUISERS/ BATEAUX LONDON
LONDON
Tel. (44) 20 7839 35 72
Fax (44) 20 7839 10 34
www.bateauxlondon.com

UNIVERSAL SODEXHO
ABERDEEN – Scotland
Tel. (44) 1224 324 388
Fax (44) 1224 324 425

SODEXHO PASS
ALDERSHOT
Tel. (44) 1252 369 711
Fax (44) 1252 369 705
www.sodexhopass.co.uk

UNITED KINGDOM DETENTION SERVICES
LONDON
Tel. (44) 2077 25 72 10
Fax (44) 2077 25 72 11

UNITED STATES

BATEAUX NEW YORK
Tel. (1) 212 352 90 09
Fax (1) 212 352 13 67
www.bateauxnewyork.com

DOYON UNIVERSAL SERVICES
ANCHORAGE - Alaska
Tel. (1) 907 522 13 00
Fax (1) 907 522 35 31

SODEXHO NORTH AMERICA
GAITHERSBURG - Maryland
Tel. (1) 301 987 40 00
Fax (1) 301 987 44 39
www.sodexho-usa.com

SODEXHO PASS
NEWTON - Massachusetts
Tel. (1) 617 630 99 55
Fax (1) 617 630 95 17
www.sodexhopassusa.com

SPIRIT CRUISES
NORFOLK - Virginia
Tel. (1) 757 627 29 00
Fax (1) 757 640 93 15
www.spiritcruises.com

THE WOOD COMPANY
ALLENTOWN – Pennsylvania
Tel. (1) 610 395 38 00
Fax (1) 610 398 15 99
www.woodco.com

UNIVERSAL SODEXHO
HARAHAN - Louisiana
Tel. (1) 504 733 57 61
Fax (1) 504 731 16 79
www.universalsodexho.com

VENEZUELA

SODEXHO
CARACAS
Tel. (58) 212 266 60 11
Fax (58) 212 266 95 21

SODEXHO PASS
CARACAS
Tel. (58) 212 206 55 11
Fax (58) 212 206 54 34
www.sodexho-pass.com.ve

UNIVERSAL SODEXHO
MARACAIBO
Tel. (58) 261 787 6155 / 6201
Fax (58) 261 787 5395

SODEXHO ALLIANCE

Head Office:
Parc d'Activités du Pas-du-Lac
3, avenue Newton
78180 Montigny-le-Bretonneux - France

P.O. Box:
BP 100
78883 Saint-Quentin-en-Yvelines Cedex - France

Tel.: (33) (0)1 30 85 75 00
Fax: (33) (0)1 30 43 09 58
www.sodexho.com

2001-2002

Financial Review

Contents

Auditors

Statutory	BEFEC-PRICE WATERHOUSE Olivier BELNET
Alternates	Patrick FROTIÉE Andrée BOYER

Investor Information

Jean-Jacques VIRONDA Investor Relations

Sodexho ALLIANCE

SODEXHO GROUP

For the year ended August 31, 2002, revenues and Group net income increased by 5.6% and 32.7%, respectively, as compared to the prior year, following the consolidation for a full year of Wood Dining Services and Sogeres, as well as Sodexho, Inc., in which the Group acquired the previously publicly-held shares in the fourth quarter of fiscal 2001.
These increases were achieved in a climate of worldwide recession, which weighed heavily on commercial enterprises. In the United States, revenues in the Business and Industry segment were down 8%, although EBITA maintained its prior year level.
In contrast, in the United Kingdom, the impact of a rapid deterioration in operating performance was exacerbated by the significance of the Business and Industry segment, which accounts for more than two-thirds of the region's activities. These disappointing results led Group management to appoint a new management team in the United Kingdom in April 2002.

Other highlights of the year

- Listing of Sodexho Alliance's shares on the New York Stock Exchange (NYSE: SDX).
- Issuance of 1 billion euro in bonds.

New management team in the United Kingdom

In April and March 2002, Mark Shipman and Mark Adams were named Chief Executive and Chief Financial Officer, respectively, of Sodexho in the United Kingdom and Ireland. Since 1997, Mark Shipman held the post of Chief Executive Officer of Wood Dining Services, which was acquired by Sodexho Alliance in June 2001 and is now part of Sodexho, Inc. Mark Adams was the Chief Financial Officer of Wood Dining Services. Under their leadership, Wood Dining Services achieved strong annual growth in revenues and net income. We are confident in the success of the new management team's action plans to improve profitability, which are already underway.

Listing on the New York Stock Exchange

The United States is the world's largest food and management services market, and Sodexho is number one in this market, which represents 50% of our consolidated revenues and 37% of our employees. In listing our shares on the New York Stock Exchange, we sought to enhance the recognition of the Sodexho brand as well as to motivate our American colleagues by making it possible for them to own shares of Sodexho stock and thereby participate more fully in the Group's growth and performance. On April 3, 2002, Sodexho Alliance became listed on the New York Stock Exchange. With a ticker symbol of SDX, Sodexho shares are negotiated in the form of American Depositary Shares (ADS), and one ADS is equivalent to one ordinary share of Sodexho Alliance. No new shares were issued in connection with the listing.

Bond issuance

On March 25, 2002, Sodexho issued bonds totaling 1 billion euro, maturing in 2009, and bearing interest at 5.875%. The bond issuance refinanced the credit facilities obtained at the end of fiscal 2001 in connection with the acquisition of the 53% of Sodexho, Inc. held by third parties and the acquisitions of Wood Dining Services and Sogeres.

1-1 2001-2002 FINANCIAL HIGHLIGHTS

During the year, the number of sites increased from 24,325 to 24,681, as follows:

- 13,172 businesses and government agencies,
- 5,363 schools, colleges and universities,
- 3,345 healthcare institutions,
- 1,679 senior residences,
- 1,083 remote sites,
- 39 river and harbor cruise vessels.

Today Sodexho Alliance operates in 74 countries and as of August 31, 2002 had 315,141 employees.
For the year, consolidated revenues totaled 12.6 billion euro, a 5.6% increase, as follows:

Organic growth	1.9%
Acquisitions	6.2%
Currency effect	(2.5%)
Total	**5.6%**

The acquisition-related increase in revenues primarily arose from the twelve-month contribution of Wood Dining Services and Sogeres in fiscal 2002, as compared to two months in fiscal 2001.
The currency effect resulted mainly from the 6% appreciation of the euro against the U.S. dollar in the second half of fiscal 2002.
Businesses were most profoundly affected by the worldwide economic downturn; site closings, massive layoffs, and spending cutbacks by our clients reduced the number of consumers and decreased the demand for catering services. These unfavorable economic conditions took a toll on the organic growth of both revenues and EBITA. The Education and Healthcare segments continued to grow steadily, with organic growth rates of 5% and 6%, respectively.

Condensed consolidated income statement *(in millions of euro)*	Year ended August 31, 2002	Year ended August 31, 2001	% change
Revenues	12,612	11,943	5.6
Gross profit	1,828	1,774	3.0
Overheads	(1,301)	(1,188)	9.5
EBITA	528	586	(10.0)
Net financial expense	(166)	(122)	35.3
Net exceptional income (expense)	23	(51)	N.S.
Group net income	183	138	32.7
Earnings per share (in euro)	1.15	1.00	15.5
Average number of shares outstanding (in millions)	158.8	138.2	14.9

EBITA

EBITA totaled 528 million euro, down 10% from the prior year (7% at constant exchange rates). This decline mainly arose from the vastly deteriorated performance of our subsidiary in the United Kingdom. The EBITA margin was 4.2%, compared to 4.9% in fiscal 2001. Excluding the United Kingdom, the EBITA margin would have been 4.7%.

Group net income

Group net income after exceptional items rose to 183 million euro, as compared to 138 million euro in fiscal 2001, an increase of 32.7%.

1-2 GROWTH IN REVENUES AND EBITA BY ACTIVITY

Growth in revenues and EBITA by activity *(in millions of euro)*	Fiscal Year ended August 31, 2002	Fiscal Year ended August 31, 2001	% change
Food and Management Services			
North America	5,995	5,657	6
Continental Europe	3,413	3,034	12
United Kingdom and Ireland	1,674	1,732	(3)
Rest of the world	566	581	(3)
Total	**11,648**	**11,004**	**6**
Remote Sites	590	579	2
Service Vouchers and Cards	279	249	12
River and Harbor Cruises	95	111	(15)
Total	**12,612**	**11,943**	**6**

EBITA by activity *(in millions of euro)*	Fiscal Year ended August 31, 2002	Fiscal Year ended August 31, 2001	% change
Food and Management Services			
North America	297	295	0
Continental Europe	140	129	8
United Kingdom and Ireland	14	102	(86)
Rest of the world	7	0	NS
Total	**458**	**526**	**(13)**
Remote Sites	26	30	(13)
Service Vouchers and Cards	77	61	26
River and Harbor Cruises	2	7	NS
Corporate Expenses	(35)	(38)	(7)
Total	**528**	**586**	**(10)**

For fiscal 2002, operations outside the euro zone accounted for 74.5% of revenues (of which 49.7% were in U.S. dollars) and 69.4% of EBITA (54.6% of which were in U.S. dollars).

1-2-1 FOOD AND MANAGEMENT SERVICES

Food and Management Services represents 92% of consolidated revenues and 81% of EBITA, before corporate expenses. Revenues rose to 11.6 billion euro, an increase of 5.9%, of which 6.5% came from acquisitions and a negative 2.4% from currency effects. Acquisition growth *resulted from the acquisitions of* Sogeres and Wood Dining Services in the fourth quarter of fiscal 2001. Despite a difficult economic climate, organic growth of 1.7% was achieved.

Analysis by region

North America

In North America, revenues increased by 6% to 6 billion euro, of which 8.6% resulted from the acquisition of Wood Dining Services and 0.4% from organic growth, offset by a negative currency effect of 3%. Of particular note were the subsidiary's significant wins in the defense market, with the reaffirmation in July 2002 of a large contract with the United States Marine Corps, valued at 967 million euro over eight years, and the award of a 192 million euro contract over 15 years with the U.S. Naval Air Station in Miramar, California. These important contracts affirm our development strategy in this segment.

Healthcare achieved strong organic growth, in part from the expansion into multiservices on existing sites as well as with the signing of several significant new contracts, including University Hospitals of Cleveland (Ohio), Loyola University Medical Center in Chicago (Illinois), and Stamford Hospital in Connecticut.

The Education segment also achieved a strong performance. In primary and secondary schools, most of the increases in revenues on existing sites resulted from the deployment of creative solutions such as Kids Way Cafe, CrossRoadsCafe and EDZone, a British innovation adapted to the U.S. market. Significant contracts were signed with Beaufort County School District in South Carolina, Guilford County School District in North Carolina. In higher education, important contracts were signed with Chapman University in California and the University of Wisconsin.

In Business and Industry, despite new contracts signed with, for example, Perot Systems, Chicago Museum of Science and Industry, Merrill Lynch Asset Management and BellSouth, our revenues were down 8% given the difficult economic environment. *This decline reflected site closures,* reductions in customers on-site, and client decisions to reduce catering services, which are 10% of the activity in Business and Industry and declined by 20%.

Several contracts signed in 2002 will commence operations in 2003, such as Sony Pictures, MetLife, Federal Reserve Bank in Atlanta, and Nationwide Training Center, and are expected to lead to renewed *growth in the upcoming year.*

In Canada, organic growth continued strongly.

EBITA in North America of 297 million was on par with the prior year. With the integration of Wood Dining Services for a full year, the EBITA margin was 5%, compared to 5.2% in the prior year. Synergies and improvements in food cost management at the sites improved gross profitability. However, a number of factors weighed on the EBITA margin: increases in overheads with the creation of a new division in the Healthcare segment; weaker initial margins at Wood Dining Services *as compared* to Sodexho, Inc.; the decline in catering services; and an increase in employee medical insurance costs.

Continental Europe

In Continental Europe, revenues rose to 3.4 billion euro, an increase of 12.5% over the prior year. Acquisition growth of 7.9% *resulted almost entirely from the integration* of Sogeres for a full year. Organic growth in revenues was 4.9%.

France, Italy, the Netherlands and the countries in Central and Eastern Europe continued to grow while expanding their service offerings. In addition, non-food services experienced double digit growth, due in large part to contract wins generated by our subsidiary, Altys, such as with Cisco in Belgium and Germany.

In France, the Business and Industry segment had positive growth, defying the economic slowdown affecting not only the high technology sector, but also some of the more traditional sectors of the economy, *such as the automobile industry.* A noteworthy contract was signed with Danone's Vitapole Research and Development Center.

In Sweden, activities in the transportation sector suffered the fall-out from the events of September 11. Elsewhere, the importance to the Swedish economy of the telecommunications, information technology and engineering sectors was a limiting factor during the period. Nonetheless, a significant contract was signed in June 2002 with the municipality of Stockholm giving us the management of equipment provided for the use of handicapped individuals.

Strong performances achieved in the Healthcare and Senior segments throughout Continental Europe allowed us to maintain growth rates close to those of prior years.

EBITA grew by 8%, with Sogeres *contributing 12.7 million euro. Following* the significant increases in food costs in the prior year, our subsidiaries in France succeeded in negotiating pricing increases on more than 80% of their contracts.

*Food cost management and margins im*proved significantly as a result. EBITA declined in other countries, most notably in Sweden and in Italy, where the number of man-hours lost as a result of worker strikes *affecting client sites increased.*

• United Kingdom and Ireland

In the United Kingdom and Ireland, revenues totaled 1.7 billion euro, a decline of 3.3%, of which a negative 1% was organic. The currency impact was a negative 1.5% and the remaining difference was attributable to the third quarter sale of Lockhart, a subsidiary whose activity is the distribution of kitchen equipment, not *a core activity of the Group.*

New contract wins allowed the Education segment to achieve satisfactory organic growth. A prestigious multiservice contract was signed with the Royal Air Force in the Defense segment. In the Business and Industry segment, our subsidiary was awarded a catering contract for the Commonwealth Games. Multiservice activities continued to develop. However, Business and Industry was affected by the economic slowdown and the significant decline in demand for catering services. In Healthcare, revenues declined with a political climate favoring self-operation.

EBITA went from 102 million euro in fiscal 2001 to 14 million euro in fiscal 2002. This *deterioration principally arose from the* decline in profitability of the Business and Industry segment, which represents more than two-thirds of the region's revenues. Faced with reductions in meal subsidies by our clients and a decrease in the number of consumers at our sites, our teams were not able to adapt their cost structures quickly enough. In addition, a number of recently signed or renegotiated contracts were determined to be unprofitable, and a poorly managed entry into hotel management services generated operating losses. Poorly controlled overheads and the installation of a new information system also weighed on profitability. In addition, a restructuring charge of 11 million euro has been recorded as *an exceptional item.* Also included in exceptional items for fiscal 2001-2002 was a 32 million euro charge (22 million euro, net of taxes) relating to assets recorded at the Land Technology subsidiary for which realization was determined to be uncertain during fiscal 2001-2002 (See Note 4.2 to the consolidated financial statements).

The new management team has put into place an ambitious action plan, for which certain costs were recorded in fiscal 2002. The top priority for the next two to three *years is the return to a satisfactory EBITA* margin. This will involve in-depth programs to make our contracts more profitable, to train and motivate our teams, to tighten on-site management of food and personnel costs, and to reduce support function overheads.

• Rest of the World

In the Rest of the World, revenues of 566 million euro were down 2.6%, as a result of a negative currency effect of more than 10%. However, organic growth was 6.5%.

Latin America continued its expansion, despite an unfavorable economic climate in the industrial sector, with several important new multiservice contracts, such as IBM in Chile, Peru, Venezuela and Columbia, Citibank in Chile and Peru, and Nestle in Argentina and Chile, which *contributed to an overall organic growth of* 10% in that region. In Chile, our teams won two initial contracts for the management of five correctional facilities, a market with significant potential.

Mainland China saw significant growth, with strong performances across all segments including contracts signed with Haier, the Chinese leader in electrical appliances, a multiservice contract with Procter and Gamble in Guangzhou, and the French School at the New University of Fine Arts in Peking. Following our entry into the Healthcare market, new contracts were signed with the International Peace Maternity Hospital in Shanghai and Beijing United Family Hospitals and Clinics in Peking.

In **Australia**, we continued our strategy of selective growth, the development of the multiservice activity and growing revenues on existing sites. Of particular note, was the contract signed with Griffith Brisbane, one of the largest universities in the country.

EBITA for these regions rose to 7 million euro, confirming a return to profitability.

1-2-2 REMOTE SITES

Revenues from remote site operations grew 2% to 590 million euro. This growth included 3% acquisition growth from the integration of Minesite Catering, a company in Western Australia acquired at the beginning of the year, organic growth of 1%, and a negative currency effect of 2%. Strong development in petroleum activities in the North Sea and Alaska was offset by the slowdown in activity on gas platforms in the Gulf of Mexico. The slowdown in growth in the second half of the fiscal year *resulted from the non-renewal of the* Chevron contract in Kazakhstan and the completion of two large projects in Latin America (the construction of a mine and a drilling field). However, we have been awarded food and management services contracts for the operational phase of both of the projects, which will commence in fiscal 2003. Additional significant contracts have been signed with Nabors Offshore in the United States, Camisea in Peru, Schlumberger in the Middle East and Argyle Diamond Mine in Australia.

EBITA of 26 million euro was down 13% from the prior year. This decline resulted mainly from currency effects as well as strong competition and pressure on our clients to reduce costs on large projects in Africa, and finally, from the weaker margins of Minesite Catering in Australia.

1-2-3 SERVICE VOUCHERS AND CARDS

Now present in 26 countries, Sodexho Pass *had revenues of 279 million euro,* an increase of 12% over the prior year, net of a negative currency effect of 7%. For the fourth year in a row, organic growth was in the neighborhood of 20%, as a result of improvements in the revenue mix and strong development in Europe. This growth resulted from the implementation of creative solutions, value creators for our clients.

In the employee benefits area, Sodexho Pass implemented a new internet tool, E-SPI, which facilitates, accelerates, and validates the check order process. In the area of social benefits, the research into solutions adapted to the needs of institutions led to the signing of a contract to *provide 244,000 students in* 550 schools in the Rhone-Alpes department in France with a "Culture card" allowing them to buy or rent school books.

The total issue volume of service vouchers and cards (face value of the service vouchers and cards multiplied by their number) reached 5.9 billion euro.

EBITA reached 77 million euro, an increase of 26% compared to fiscal 2001. This growth was net of a negative foreign currency impact of 4.7%. The EBITA margin increased by 3% in part as a result of *the higher volumes which allowed us to* better absorb our fixed production costs, and secondly from the exchange of *savoir faire* and experiences between countries.

1-2-4 RIVER AND HARBOR CRUISES

River and Harbor Cruises revenues of 95 million represent less than 1% of the Group's revenues.

EBITA was 2 million euro, as 46% of the revenues for this activity are generated in the United States, where the impacts of September 11 and the recession were felt.

1-2-5 CORPORATE EXPENSES

Corporate expenses of 35 million euro were down 7% from the prior year, despite the costs related to the listing of Sodexho Alliance on the New York Stock Exchange, illustrating Group management's efforts to control corporate expenses.

1-2-6 NET FINANCIAL EXPENSE

Net financial expense totaled 166 million euro, as compared to 122 million euro in fiscal 2001. Higher interest expense of 140 million euro, as compared to 124 million euro in fiscal 2001, resulted from the impact on a full year of the acquisition financing arranged for the June 2001 transactions. *In fiscal 2002, financial* provisions totaled 26 million euro, of which 19 million euro on Sodexho Alliance shares held by the Group to be used for stock compensation programs. The related stock options are exercisable over periods ranging from one to ten years at a higher exercise price than the closing price of the share as of August 31, 2002.

1-2-7 NET EXCEPTIONAL EXPENSE

Net exceptional expense totaled 23 million euro and included the following principal elements:

• A gain of 49 million euro (37 million, net of tax) on the sale in May 2002 of the Lockhart subsidiary in the United Kingdom;

• A gain of 37 million euro representing the reduction in liabilities related to stock option shares in connection with the acquisition of Sodexho, Inc. (see note 4.2 in the consolidated financial statements); this gain is partially offset by a 19 million euro provision included in net financial expense;

• A provision of 32 million euro (22 million euro net of tax) on the current assets of Land Technology in the United Kingdom;

• A provision for 11 million euro related to a lawsuit in the United States; and,

• Restructuring expenses and costs to exit certain contracts in the United Kingdom, totaling 11 million euro.

1-2-8 INCOME TAXES

Income taxes of 126 million euro represented an effective tax rate of 33%. *Excluding non-taxable and non-deductible* items, the effective rate was comparable to the prior year rate of 36%.

1-2-9 GOODWILL AMORTIZATION

Goodwill amortization increased by 54% mainly as a result of the twelve months of *amortization of the goodwill related to the* June 2001 acquisition of the remaining shares of Sodexho, Inc.

1-2-10 MINORITY INTERESTS

Minority interests in net income were 13 million euro, compared to 67 million euro for the prior year, as a result of the ownership of 100% of Sodexho, Inc. for a full year.

1-3 FINANCIAL POSITION AS OF AUGUST 31, 2002

The following table sets forth certain cash flow items for fiscal 2001 and fiscal 2002:

Year ended August 31, *(in millions of euro)*	2002	2001
Net cash provided by operating activities	619	554
Net cash used in investing activities	(315)	(1,959)
Net cash provided by (used in) financing activities	(70)	1,763
Net increase in cash and cash equivalents	**234**	**358**

For fiscal 2002, net cash flow from operating activites amounted to 619 million euro, an increase of 12% over the prior year, *confirming the quality of the Group's* financial model. Cash provided by operating activities totaled 391 million euro. Cash flows from changes in working capital from operations totaled 228 million euro. About half of this improvement came from the Service Vouchers and Cards activity, with the remainder resulting from business growth and the efforts of our operational teams to improve collections of receivables, a strategic priority for the Group.

Net capital expenditures of 268 million euro represented 2.1% of Group revenues. During the current year, significant investments in information systems were made in the principal countries where the Group operates.

Acquisition expenditures in fiscal 2002 totaled 97 million euro and mainly comprised the acquisition of the 40% remaining shares of Sogeres in France and of Minesite Catering in Australia.

In May 2002, Lockhart was sold for 61 million euro.

In March 2002, we issued bonds totaling 1 billion euro and maturing in 2009. Proceeds of the bond offering were used to refinance the credit facilities arranged at the end of fiscal 2001.

Negative exchange effects on cash balances increased net debt by 47 million euro. Despite this, net debt of 1,363 million euro was reduced by 205 million euro during the year and represents 56% of our shareholders' equity including minority interests.

Total financial debt of 2,693 million euro as of August 31, 2002 mainly comprised three bond issues totaling 1,605 million *euro and U.S. dollar credit facilities* totaling 818 million U.S. dollars. The remaining debt consists of capital lease debt and other credit lines.

As in prior years, the Group's policy continues to be to finance acquisitions through borrowings in the acquired company's currency, in order to reduce currency exchange risks, and generally at fixed rates of interest depending on market conditions. As of August 31, 2002, 92% of our borrowings were at fixed rates and our average interest rate was 5.7%.

As of August 31, 2002, the Group had unused credit facilities totaling 122 million euro.

Further, as of August 31, 2002, Group off balance sheet commitments totaled 143 million (see note 4.22 to the consolidated financial statements), representing 6% of shareholders' equity.

1-4 PRINCIPAL ACCOUNTING POLICIES

The Group's consolidated financial statements are prepared in accordance with the CRC Regulation 99-02. The principal rules are as follows:

1-4-1 REVENUES

In the Food and Management Services, Remote Sites and River and Harbor Cruises activities, revenue is recognized in the period in which services are provided pursuant to the terms of the contractual relationships with clients. Revenues for the Service Vouchers and Cards activity include commissions received from customers, commissions received from affiliates, and investment income realized on the nominal value of the vouchers during the period from their issuance through redemption.

1-4-2 CURRENCY TRANSLATION

For subsidiaries located in foreign countries, assets and liabilities are translated using the end of period exchange rate. Income statement and cash flow statement line items are translated using the average exchange rate for the year, calculated using monthly averages.

Exchange rates used are obtained from the Bourse de Paris and other international financial markets.

The difference between the translation of the income statement at average and period end rates, as well as the difference between the opening balance sheet accounts as translated at beginning and end of period rates is recorded in shareholders' equity, except with respect to countries considered highly inflationary (Turkey, Argentina, Venezuela), where this difference is included in net financial expense.

Foreign exchange gains and losses resulting from intragroup transactions in foreign *currencies during the year are recorded in* the income statement.

1-4-3 GOODWILL

Goodwill represents the excess of acquisition cost over the identified assets and liabilities assumed, including market share. Due to the long-term nature of the Group's business, goodwill is generally amortized over thirty years (on a pro rata basis in the year of acquisition).

1-4-4 MARKET SHARES

In the allocation of purchase price with respect to the acquisitions of Sodexho, Inc. (formerly, Sodexho Marriott Services, Inc.), Wood Dining Services, Sogeres, Sodexho Services Group Ltd (formerly, Gardner Merchant), Sodexho Scandinavian AB (formerly, Partena), and Universal Services, a portion of the difference between the cost of the shares acquired and the Group's equity in the underlying net assets of the entities acquired has been recognized as market share, totaling 2,939 million euro as of August 31, 2002. This intangible asset represents the value attributed to the significant market shares held by the Group in the geographic regions specific to the acquisitions (the United Kingdom and *Ireland, the United States, the Netherlands,* France, Australia and Sweden).

Market share is principally determined based on an average of multiples of revenues and EBITA achieved by the acquired companies in the applicable countries as compared to unrelated recent transactions in the marketplace and is reviewed annually for diminution in value.

Market shares are not amortized in the consolidated financial statements. If there is a significant diminution in the market share value for more than two consecutive years, as recomputed based on actual results of the applicable subsidiary as compared to the original calculation, it is written down.

1-4-5 RETIREMENT BENEFITS

Benefit obligations relating to defined benefit pension and retirement indemnity plans are either recorded in the balance sheet (France, Italy) or are offset by assets held in externally managed funds (principally in the United States and the United Kingdom).

1-4-6 STOCK OPTIONS

In connection with its stock option plans, the Group has acquired Sodexho Alliance shares. A liability is recorded if, at the balance sheet date, the market price of the shares acquired is higher than the exercise price of the options.

If the number of treasury shares acquired is less than the number of options awarded and potentially exercisable, a liability is recorded for the difference between the market price at the end of the period and the exercise price, multiplied by the number of remaining shares to be acquired.

2-1 ISSUED CAPITAL

As of August 31, 2002, the issued capital of Sodexho Alliance totaled 636,085,664 euro, comprising 159,021,416 shares at 4 euro per share. As of August 31, 2001, issued capital totaled 630,238,616 euro.

2-1-1 CHANGES IN CAPITAL

During fiscal 2002, the exercise of equity warrants and stock options and the issuance of capital to employees in connection with the International Savings Plan, described more fully in the fiscal 2001 annual report, created 1,461,762 shares.

□ Management stock options

As of August 31, 2002, a total of 107,563 management stock subscription options were outstanding, representing an aggregate amount of 3,365,576 euro.

As of August 31, 2002, 2,198,168 management stock purchase options were outstanding, representing an aggregate amount of 102,108,917 euro.

□ Significant equity interests

As of August 31, 2002, Bellon SA held 38.69% of the issued capital of Sodexho Alliance SA and Sofinsod, a wholly-owned subsidiary of Sodexho Alliance, held an 18.5% direct and indirect interest in Bellon SA.

□ Company share repurchase program

The Annual Meeting of Shareholders of February 5, 2002 authorized the Board of Directors to effect a stock repurchase program, after having reviewed the prospectus issued on December 20, 2001 and approved by the *Commission des Opérations de Bourse* under number 01-1469.

This authorization was used in fiscal 2002 to repurchase 2,123,500 shares with a par value of 4 euro.

In the context of maintaining a stable share price, shareholders will be asked to give the Board an 18-month authorization to buy back Company shares on the open market subject to compliance with the law and the following specific limits:

Maximum purchase price 50 euro

Maximum number of shares: 10% of issued capital

Shares purchased under the authorization may be:

• Used to optimize management of the Company's assets and finances.

• Used to stabilize the price of the Company's shares.

• Used to grant stock options to employees of the Company and/or of Sodexho Alliance member companies.

• Exchanged for other securities, in particular in conjunction with acquisitions or the issue of share equivalents.

• Canceled, held, sold or transferred.

2-1-2 ACQUISITION OF EQUITY INTERESTS

On November 16, 2001, Sodexho Alliance acquired 40% of the capital of Sogeres from BNP Paribas.

2-1-3 DIVIDENDS

Following the capital issuance on October 18, 2001, the exercise of equity warrants and stock options, a total of 159,021,416 shares carry dividend rights.

The Board of Directors has recommended paying a net dividend of 0.61 euro per share, unchanged from last year. Including *the tax credit of 0.305 euro, the total* distribution comes to 0.915 euro per share. This represents a total payout of 97,003,064 euro, up 9% from the prior year and representing 53% of Group net income.

Pursuant to article L.223-16 of the Commercial Code, the table below shows dividend payments for the last four years, as well as the recommended dividend for fiscal 2002 (1).

	(1) Fiscal 2002	Fiscal 2001	(2) Fiscal 2000	(2) Fiscal 1999	(2) Fiscal 1998
Number of shares outstanding	159,021,416	158,945,502	134,350,116	133,982,788	133,863,768
Dividend per share, before tax credit (in euro)	0.61	0.56	0.56	0.445	0.335
Tax credit (in euro)	0.305	0.28	0.28	0.225	0.1675
Dividend per share including tax credit (in euro)	0.915	0.84	0.84	0.67	0.50
Closing share price on the last trading day in November following the fiscal year-end (in euro)	26.00	45.70	50.40	43.70	41.30

(1) Dividend subject to shareholder approval at the Annual Meeting on February 4, 2003.
(2) Adjusted for the March 7, 2001 four-for-one stock-split.

2-1-4 SODEXHO ALLIANCE SA FINANCIAL RESULTS

For the year ended August 31, 2002, Sodexho Alliance SA had net income of 58,760,428 euro.

Income appropriation (in euro)

Net income for the year plus retained earnings brought forward from prior year	740,762,250
Total to be appropriated	**799,522,678**
Recommended appropriations:	
• Transfer to the legal reserve	584,705
• Net dividend (to be paid on the 159,021,416 shares outstanding, representing a dividend per share of EUR 0.61 giving rise to a tax credit of EUR 0.305)	97,003,064
• Retained earnings	701,934,909

2-1-5 RE-ELECTION AND ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS

The Board of Directors will ask shareholders to re-elect Mr. Bernard Bellon, whose term is expiring, for a term of three years ending at the Annual Meeting for the fiscal year ending August 31, 2005.

The Board of Directors will ask shareholders to elect a new director, Mr. Charles Milhaud, for a term of three years ending at the Annual Meeting for the fiscal year ending August 31, 2005.

In addition, the Board of Directors would like to thank Patrice Douce for his strong contribution to the development of the Group over the last thirty years. Mr. Douce retired during fiscal 2002. As he cannot be considered an independent Board director, the Board of Directors does not propose to request re-election of Mr. Douce, whose term expires at the next Annual Meeting.

2-1-6 NAMING OF NEW CO-AUDITORS

Mr. Olivier Belnet and Mrs. Andrée Boyer have informed us of their resignation as co-auditors of the Group, effective as of this Annual Meeting. The Board of Directors has proposed the naming of KPMG SA as joint auditor and Didier Thibaut de Menonville as alternate.
The Company thanks Mr. Belnet and Mrs. Boyer for their cooperation during their eight years of serving as co-auditors.

2-1-7 RENEWAL OF THE AUTHORIZATION TO INCREASE LONG-TERM CAPITAL

The Board of Directors has also asked shareholders to renew the authorization given at the February 5, 2002 Annual Meeting to increase the Company's long-term capital. This authorization was partly used in fiscal 2002. The renewed authorization will allow the Board of Directors, on one or several occasions, to issue shares, equity warrants or other share equivalents or to issue bonus shares to be funded through earnings, additional paid-in capital, retained earnings or other amounts. Shareholders will be given either a preferential right to subscribe the issues or the right to subscribe the issues on a priority basis. The authorization will be subject to the following limits:

- The aggregate par value of shares issued under the authorization may not exceed 175 million euro.
- The aggregate face value of debt securities issued under the authorization may not exceed 1.2 billion euro.

Any bonus share issues paid up by capitalizing retained earnings, additional paid-in capital or earnings will not be taken into account in the 175 million euro ceiling referred to above.

This blanket authorization is designed to allow the Board of Directors to act in the Company's best interests by deciding on the most appropriate method of raising long-term capital when the need arises, taking into account market opportunities.

Any issues to be carried out under this authorization have not yet been decided and it is impossible to predict future changes in conditions on the domestic and international financial markets. Therefore, at this time, it is not possible to provide detailed information about the dilutive impact of any such issues for individual shareholders.

In addition, for reasons of the above-proposed increases in issued capital and in consideration of the legal requirements of Law no. 2001-152 of February 19, 2001 pertaining to employee savings plans, shareholders are asked to vote to authorize one or more capital issuances reserved for the benefit of employees participating in a company savings plan or a voluntary partner savings plan, should the case arise.

3 OUTLOOK

In conclusion, we must consider the present and our future.

The present is characterized by three themes:

- The recession, which began in the United States in the fourth quarter of 2000 and rapidly spread through Europe, South America and Asia. This worldwide economic downturn is the most severe seen since the end of the second world war. Recovery will not happen in the United States in 2003 but is possible in 2004.
- The bursting of the stock market bubble led to a collapse of the principal stock exchanges, less intense but comparable to what happened in 1929 and 1979.
- Although our performances for fiscal 2002 did not meet our objectives, the Group is in good shape: our Group net income increased by 33% and our financial model is excellent - our cash flow allows us to finance organic growth, reimburse debt and increase dividends.

A word about the future.

- Even if economic conditions do not improve, we have enormous growth potential that we estimate at 380 billion euro.
- In order to continue to grow our net income and accelerate the organic growth of our revenues, we must on the one hand, reduce our overheads and on the other, focus on our clients to:
  - keep our existing clients and improve our retention rates;
  - increase revenues generated on existing sites; and
  - win new clients with our innovative and value-creating service offerings, particularly with those who have not yet outsourced the services we provide.
- In addition, we are reinforcing controls. The Audit Committee and the Board of Directors asked Pierre Bellon to take direct responsibility for internal audit and control; the recruitment of a Director of Internal Audit is in process. In addition, relations with external auditors will be centralized, an overview of risks and of commitments has been developed and commitments and delegations are being reviewed.

In 35 years, our revenues have increased by a factor of 20,000 for four reasons: our desire to grow, our steady focus on client needs, the importance of our people and solid financial control over our development in activities that are not capital-intensive and that generate free cash flow. We will pursue this strategy.

Our development could also be described in another way: "the sum of our successes is greater than the sum of our errors".
What are the errors we have made?
One of the greatest strengths of Sodexho is the loyalty we have with our staff and vice-versa. However, if we do not admit that at a given moment, certain executives might reach the limit of their capability, this loyalty might become a lack of courage and even a serious failing.
Less than a month ago, Albert George created an Operational Committee which includes the 17 principal executives of the Group. Its main role is to reinforce the implementation of the Group's strategic priorities, notably the acceleration of organic growth in revenues and net income and to improve operational management.

The main responsibility of Group management is two-fold:

- Promote and name the most effective executives to key posts;
- Identify the "intra entrepreneurs" of the future, that is, those who contribute the most to the satisfaction of the expectations of our clients, our employees and our shareholders.

Recent evolutions in our management and the creation of this Operational Committee make us very confident in the Group's future.

The following are our objectives for fiscal 2003:

- Organic growth in revenues between 5% and 6%, approximately three times that of fiscal 2002 and a progressive return to the organic growth levels achieved in prior years;
- A return to an EBITA margin of 4.7%;
- Finally, our objective for Group net income, at constant exchange rates and excluding exceptional items, is 210 million euro.

The Board of Directors would like to thank our clients for their continued trust, our people who maintain their professionalism and efficiency every day to ensure our success around the world, and our shareholders for their loyalty.

The Board of Directors

1 ACTIVITIES

1.1 FOOD AND MANAGEMENT SERVICES

BUSINESS AND INDUSTRY

Consolidated revenues

In EUR billions	In USD billions	Share of Group revenues	Number of employees	Number of sites
5.369	4.891	43%	139,800	12,565

• Corporations and public organizations that outsource services choose SODEXHO as a partner who listens. Always innovative, SODEXHO delivers a full suite of services that enable clients to focus on their core business while reducing overheads.

• To meet a variety of customer expectations and improve their quality of life, SODEXHO customizes its food service concepts and constantly expands its multi-service offering, which range from reception and janitorial services to conference room management, building maintenance, and more.

• Thanks to a dedicated structure, SODEXHO ensures that its international clients benefit from *savoir-faire* transfers and purchasing synergies.

• From World Youth Days to the Olympics, SODEXHO is also the natural partner for a world of major events.

• In the Defense segment, SODEXHO offers a range of complex, innovative multi-service solutions, thereby satisfying the military's need to focus human and financial resources on its core mission.

PRESTIGE

Private clubs, Associations and Conference centers
Directors Tables and Executive dining rooms
Prestige restaurants and Events

• *Refinement, distinction, talent and creativity:* for major business clients and executive diners alike, our promise is a touch of the delightful, plus *savoir-faire* in the art of everyday living.

• Business meetings, seminars and receptions: SODEXHO PRESTIGE meets expectations with the discreet elegance of respect for enduring traditions in today's busy world.

• SODEXHO PRESTIGE works with master chefs to ensure its cuisine truly delivers not just fine dining, but passion, on every occasion, for every customer, on every site.

HEALTHCARE

Consolidated revenues

In EUR billions	In USD billions	Share of Group revenues	Number of employees	Number of sites
2.318	2.111	18%	56,700	3,345

• Healthcare is a sensitive area, requiring extensive expertise and the ability to anticipate. SODEXHO serves healthcare institutions worldwide, constantly innovating in myriad ways, and is expanding its range of services.

• By carefully listening to patients, their families and caregivers, SODEXHO responds to each client's needs with an integrated portfolio of services, including housekeeping, systems maintenance and sterilization of surgical instruments.

• By providing appetizing meals and attentive service, SODEXHO offers comfort and reassurance to patients and their families, for a better quality of daily life and a sense of security.

SENIORS

Consolidated revenues

In EUR millions	In USD millions	Share of Group revenues	Number of employees	Number of sites
740	674	6%	18,900	1,679

• *Findings of the* SODEXHO RESEARCH INSTITUTE *point to the needs and* expectations of seniors in terms of quality of daily life, and SODEXHO adapts its offering to their lifestyle.

• Because nursing and residential homes are central to daily life for these customers, SODEXHO serves tasty meals in comfortable, pleasant surroundings. Through personalized catering, an expanded range of specialized services, and 24/7 availability, SODEXHO puts the zest back into life.

• SODEXHO also provides home services, in answer to the desire of many seniors to maintain their independence and to benefit from personalized assistance.

EDUCATION

Consolidated revenues

In EUR billions	In USD billions	Share of Group revenues	Number of employees	Number of sites
3.095	2.819	24%	73,200	5,363

• From nursery schools to universities: public- and private-sector clients want to satisfy varying expectations, depending on the age group, while optimizing costs.

• What do children want? Recognition and freedom. What do parents want? Nutrition education and food safety.

• Creative food service concepts, healthy meals, imaginative environments, fun and games, plus multi-service management: SODEXHO does it best.

CORRECTIONAL SERVICES

Consolidated revenues

In EUR millions	In USD millions	Share of Group revenues	Number of employees	Number of sites
126	115	1%	1,500	106

• Safety and security are the main priorities in a prison. Nonetheless, as in all its activities, SODEXHO strives to enhance the quality of daily life, which for inmates means improving their living conditions. To help them successfully return to society, inmates receive high-quality services and take part in behavioral training and apprenticeship programs, in an atmosphere of fairness and respect for self and others.

• This is why SODEXHO operates only with unarmed personnel in democratic countries that do not allow the death penalty and where rehabilitation and reintegration of inmates into society are a priority.

REMOTE SITES

Consolidated revenues

In EUR millions	In USD millions	Share of Group revenues	Number of employees	Number of sites
590	537	5%	20,300	1,083

• Clients in oil and gas, mining, construction and public works want a service provider capable of handling all their requirements, often under extreme conditions.

• In addition to providing food and hotel services, UNIVERSAL SODEXHO leverages over 20 years of experience in providing a range of more than 40 services at remote sites on land and offshore to make quality of life a day-to-day reality.

• SODEXHO supports local economic and social development by creating jobs, providing training programs, introducing regional purchasing policies and forging local partnerships.

1.2 SERVICE VOUCHERS AND CARDS

SODEXHO PASS

Consolidated revenues

In EUR millions	In USD millions	Share of Group revenues	Number of employees
279	254	2%	2,700

Number of clients:	257,000
Number of affiliated establishments:	736,101
Number of vouchers issued:	1.45 billion
Issue volume:	EUR 5.9 billion

- Today, employers are looking for new ways to manage fringe benefits, while public services seek ways to manage and better monitor social benefits. Everyone wants practical, reliable and secure systems.
- SODEXHO PASS sets the pace with operations in 26 countries, more than 700,000 affiliates, and 11 million users each year, who use SODEXHO PASS service vouchers and cards to pay for everything from lunch to medicines to home care.
- SODEXHO PASS innovates and constantly expands the range of its payment solutions, to simplify and improve everyday life for its clients, affiliates and users.

1.3 RIVER AND HARBOR CRUISES

Consolidated revenues

In EUR millions	In USD millions	Share of Group revenues	Number of employees	Number of boats
95	87	1%	1,700	39

- SODEXHO's fleets, on both sides of the Atlantic, welcome aboard millions of passengers, each year, on fun and cultural dinner cruises.
- *A business lunch on the Hudson River, a romantic dinner while passing under the bridges of Paris, or just a jaunt on the Thames – SODEXHO cruises feature some of the world's most fascinating cities, and make creating memorable moments a daily affair.*

2 GROUP SENIOR EXECUTIVES

THE EXECUTIVE COMMITTEE

ALBERT GEORGE
Group Chief Operating Officer
SODEXHO ALLIANCE
Chairman of the Executive Committee

ÉLISABETH CARPENTIER
Senior Vice President
Human Resources

JEAN-MICHEL DHENAIN
CEO, Continental Europe
Vice President of the Executive Committee

SIÂN HERBERT-JONES
Chief Financial Officer

MICHEL LANDEL
CEO, North America
Vice President of the Executive Committee

CLODINE PINCEMIN
Senior Vice President
Corporate Communications

OPERATIONAL LEADERSHIP TEAM

EMMANUEL BARRIÉ
SVP, European Large Accounts Development
Business and Industry
Food and Management Services
Europe

ROD BOND
President, School Services
Food and Management Services
USA

RICK BROCKLAND
President, Higher Education Services
Food and Management Services
USA
Worldwide Market Champion, Education

ANTONINO CIRRINCIONE
Managing Director
Service Vouchers and Cards
South America

HORST DE HAAN
Managing Director
Food and Management Services
Germany

PLINIO DE OLIVEIRA
Managing Director
Food and Management Services
Brazil

JEAN-MICHEL DHENAIN
Chief Executive Officer
Food and Management Services
Continental Europe
Worldwide Market Champion, Healthcare and Seniors

RAPHAËL DUBRULE
Corporate Secretary
SODEXHO ALLIANCE

JEAN-PAUL FONTAN
President
SOGERES
France

MICHEL FRANCESCHI
Managing Director
Food and Management Services
Spain and Portugal

PIERRE HENRY
Managing Director
Service Vouchers and Cards
Western Europe, North Africa and China

PETR HLISTA
Managing Director
Food and Management Services
Central Europe
(Austria, Czech Republic, Greece, Hungary, Poland, Slovakia)

NICOLAS JAPY
President
UNIVERSAL SODEXHO
Worldwide Market Champion, Remote Sites

GARRY C. KNOX
President
Food and Management Services
Canada

MICHEL LANDEL
Chief Executive Officer
Food and Management Services
North America
Worldwide Market Champion, Business and Industry

FRANÇOIS LEPLAT
Managing Director
Food and Management Services
Belgium and Luxembourg

RICHARD MACEDONIA
President, Health Care Services
Food and Management Services
USA

TOM M. MULLIGAN
President, Corporate Services
Food and Management Services
USA

HERB NAHAPIET
Managing Director
UNITED KINGDOM DETENTION SERVICES
Food and Management Services
Worldwide Market Champion, Correctional Services

PATRICK POIREAU
President
Food and Management Services
Asia and Australia

HANS RIJNIERSE
Managing Director
Food and Management Services
The Netherlands and South Africa

ANDRÉ RODIONOFF
Managing Director
Food and Management Services
Northern Europe
(Denmark, Finland, Norway, Sweden)

IVAN SEMENOFF
President SODEXHO PASS
Service Vouchers and Cards

GIACOMO SORLINI
Managing Director
Food and Management Services
Italy and Slovenia

MARK SHIPMAN
Chief Executive
Food and Management Services
UK and Ireland

DAMIEN VERDIER
President
Food and Management Services
France

PHILIPPE VORAZ
President
Food and Management Services
South America and Turkey

Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENT

(in millions of euro)	Year ended August 31, 2002	% revenues	Change	Year ended August 31, 2001	Year ended August 31, 2000
REVENUES	12,612	100%	5.6%	**11,943**	**10,505**
Other income	54			113	78
Purchases	(4,559)	(36.2%)		(4,416)	(3,947)
Employee costs	(5,868)	(46.5%)		(5,437)	(4,728)
Other external charges	(1,464)	(11.6%)		(1,430)	(1,195)
Taxes, other than income taxes	(74)	(0.6%)		(75)	(66)
Depreciation and increase in provisions	(173)	(1.4%)		(112)	(108)
EARNINGS BEFORE INTEREST, EXCEPTIONAL ITEMS, INCOME TAXES, INCOME FROM EQUITY METHOD INVESTEES, GOODWILL AMORTIZATION AND MINORITY INTERESTS (EBITA)	528	4.2%	**(10.0%)**	**586**	**539**
Financial expense, net	(166)	(1.3%)	35.3%	(122)	(118)
INCOME BEFORE EXCEPTIONAL ITEMS, INCOME TAXES, INCOME FROM EQUITY METHOD INVESTEES, GOODWILL AMORTIZATION AND MINORITY INTERESTS	362	2.9%	**(21.9%)**	**464**	**421**
Exceptional (expense) income, net	23	0.2%		(51)	(78)
Income taxes	(126)	(1.0%)	(22.4%)	(162)	(159)
NET INCOME BEFORE INCOME FROM EQUITY METHOD INVESTEES, GOODWILL AMORTIZATION AND MINORITY INTERESTS	259	2.1%	**41.6%**	**251**	**184**
Net income (loss) from equity method investees	4			(2)	1
Goodwill amortization	(67)	(0.5%)		(44)	(31)
NET INCOME BEFORE MINORITY INTERESTS	196	1.6%	**27.8%**	**205**	**154**
Minority interests	13	0.1%	(80.9%)	67	69
GROUP NET INCOME	183	1.5%	**32.7%**	**138**	**85**
EARNINGS PER SHARE (in euro)	1.15			**1.00**	**0.63**
DILUTED EARNINGS PER SHARE (in euro)	1.13			**0.99**	**0.63**

CONSOLIDATED BALANCE SHEET

ASSETS (in millions of euro)	August 31, 2002	August 31, 2001	August 31, 2000
FIXED AND INTANGIBLE ASSETS, NET			
Goodwill	1,616	1,710	789
Intangible assets	2,940	3,021	2,738
Property, plant and equipment	371	371	367
Financial investments	67	68	74
Equity method investees	11	6	22
• **Total fixed and intangible assets, net**	5,005	**5,176**	**3,990**
CURRENT AND OTHER ASSETS			
Inventories	170	193	180
Accounts receivable, net	1,456	1,518	1,403
Prepaid expenses, other receivables and other assets	606	567	496
Marketable securities	553	357	266
Restricted cash	165	152	134
Cash	589	704	496
• **Total current and other assets**	3,539	**3,491**	**2,975**
TOTAL ASSETS	8,544	**8,667**	**6,965**

SHAREHOLDERS' EQUITY AND LIABILITIES (in millions of euro)	August 31, 2002	August 31, 2001	August 31, 2000
GROUP SHAREHOLDERS' EQUITY			
Common stock	636	630	537
Additional paid in capital	1,191	1,141	216
Consolidated reserves	571	634	658
• **Total group shareholders' equity**	2,398	**2,405**	**1,411**
MINORITY INTERESTS	73	**131**	**525**
PROVISIONS FOR CONTINGENCIES AND LOSSES	99	**93**	**115**
LIABILITIES			
Borrowings	2,693	2,781	2,009
Accounts payable	1,251	1,268	1,026
Vouchers payable	732	729	644
Other liabilities	1,298	1,260	1,235
• **Total liabilities**	5,974	**6,038**	**4,914**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	8,544	**8,667**	**6,965**

3 CONSOLIDATED CASH FLOW STATEMENT

(in millions of euro)	Year ended August 31, 2002	**Year ended August 31, 2001**	**Year ended August 31, 2000**
OPERATING ACTIVITIES			
Consolidated net income before income (loss) from equity method investees and minority interests	192	207	153
• Noncash items			
Depreciation and provisions	254	157	204
Deferred taxes	5	20	23
Losses (gains) on disposal and other, net of tax	(61)	26	(5)
• Cash provided by operating activities	390	**410**	**375**
Dividends received from equity method investees	1	0	0
Change in working capital from operating activities	228	144	154
• Net cash provided by operating activities	619	**554**	**529**
INVESTING ACTIVITIES			
Tangible and intangible fixed assets	(297)	(238)	(184)
Fixed asset disposals	33	31	40
Change in consolidation scope	(48)	(1,739)	(70)
Change in working capital from investing activities	(3)	(13)	6
• Net cash used in investing activities	(315)	(1,959)	**(208)**
FINANCING ACTIVITIES			
Dividends paid to parent company shareholders	(87)	(74)	(59)
Dividends paid to minority shareholders of consolidated companies	(15)	(9)	(9)
Increase in shareholders' equity	59	1,020	78
Proceeds from borrowings	1,120	1,977	59
Repayment of borrowings	(1,146)	(1,142)	(314)
Change in working capital from financing activities	(1)	(9)	19
• Net cash provided by (used in) financing activities	(70)	**1,763**	**(226)**
INCREASE IN NET CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES	234	**358**	**95**
Cash, cash equivalents, and marketable securities, as of beginning of period	1,213	896	758
Add: opening provisions	1	0	0
Cash, cash equivalents, and marketable securities, as of end of period	1,307	1,213	896
Add: closing provisions	23	1	0
Net effect of exchange rates on cash	118	40	(43)
INCREASE IN NET CASH, CASH EQUIVALENTS, AND MARKETABLE SECURITIES	234	**358**	**95**

Notes to the Consolidated Financial Statements

1 SIGNIFICANT EVENTS

In October 2001, the closing of the International Employee Stock Ownership Plan resulted in a capital increase of EUR 54.3 million, net of transaction costs of EUR 3.2 million.

In November 2001, the Group acquired the 40% of the capital of Sogeres held by BNP Paribas. Sogeres is fully consolidated in the Group financial statements as of August 31, 2002 and for the fiscal year then ended. Sogeres' contribution to Group net income for the fiscal year 2001-2002 was EUR 4.9 million.

On March 25, 2002, Sodexho issued bonds totaling EUR 1 billion, maturing on March 25, 2009, and carrying interest of 5.875%. The bond issuance refinanced the credit facilities in April 2001 in connection with the acquisition of the Sodexho Marriott Services, Inc. shares held by third parties and the acquisitions of Wood Dining Services and Sogeres.

On April 3, 2002, Sodexho Alliance became listed on the New York Stock Exchange. With a ticker symbol of SDX, Sodexho shares are negotiated in the form of American Depositary Shares (ADS), and one ADS is equivalent to one ordinary share of Sodexho Alliance. No new shares were issued in connection with the listing.

On May 27, 2002, Sodexho Alliance sold its kitchen equipment business (Lockhart) for EUR 61 million, which resulted in a gain of EUR 49 million. The revenues for this business (excluding inter-company revenues) in 2000-2001 were EUR 80 million, of which EUR 22 million related to the last quarter of 2000-2001.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, VALUATION AND CONSOLIDATION METHODS, AND PRIOR YEAR COMPARATIVES

The Group financial statements have been prepared in accordance with accounting principles established by the *Comité de la Réglementation Comptable* No 99-02 ("CRC Regulation 99-02") in France.

Amounts in tables are expressed in millions of euro.

2-1 FISCAL YEAR

The majority of fully-consolidated companies have a year ending August 31.

All fully consolidated companies that do not have an August 31 year-end are consolidated on the basis of financial statements prepared on August 31, 2002 and for the twelve month period then ended.

2-2 REVENUE RECOGNITION

In the Food and Management Services, Remote Sites and River and Harbor Cruise activities, revenue is recognized in the period in which services are provided pursuant to the terms of the contractual relationships with clients. Revenues for the service voucher segment include commissions received from customers, commissions received from affiliates, and investment income realized on the nominal value of the vouchers during the period from their issuance through redemption.

2-3 EMPLOYEE COSTS

Retirement benefits

The Group's benefit obligations relating to defined benefit pension and retirement indemnity plans are recorded in the balance sheet. For funded plans to which the subsidiary makes a contribution, the amount of the contribution is recorded as the annual expense of the plan.

Stock options

Sodexho Alliance has acquired treasury shares in connection with its stock option plans (which are recorded in deposits and marketable securities). A liability is recorded if at the closing date of the period, the market price of the shares acquired is superior to the exercise price of the options awarded (and potentially exercisable). If the number of treasury shares acquired is less than the number of "in the money" options awarded, a liability is recorded for the difference between the market price at the end of the period and the exercise price, multiplied by the number of remaining shares to be acquired for the applicable tranche of stock options.

2-4 EARNINGS PER SHARE

Earnings per share and diluted earnings per share are calculated using methods recommended by Advice No. 27 of the *Ordre des Experts Comptables*. Earnings per share is calculated by dividing group net income by the average number of shares outstanding during the year. In the calculation of diluted earnings per share, the denominator is increased by the number of potential shares outstanding, and the numerator is increased by the net-of-tax interest income (calculated at the *Taux Moyen Mensuel du Marché Monétaire Euro*, a French reference rate) on the proceeds which would have resulted from the issuance of these shares. The potential shares included in diluted earnings per share relate to stock options awarded but not yet exercised and warrants outstanding from the 1996 bond issuance exercisable until June 2004.

2-5 FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION

For subsidiaries located in countries with stable currencies, assets and liabilities are translated using the end of period exchange rate. Income statement and cash flow statement line items are translated using the average exchange rate for the year, calculated using monthly averages. The monthly average exchange rates are calculated as the average of the end of month rate and the rate for the prior month. Exchange rates used are obtained from the *Bourse de Paris* and other international financial markets. The difference between the translation of the income statement at average and period end rates, as well as the difference between the opening balance sheet accounts as translated at beginning and end of period rates is recorded in shareholders' equity. Foreign exchange gains and losses resulting from intragroup transactions in foreign currencies during the year are recorded in the income statement.

The financial statements of the following subsidiaries reflect currency devaluations as required by local regulations:

- Sodexho Chile (sub-consolidation)
- Sodexho Pass Chile
- Prestaciones Mexicanas SA de CV (Mexico)
- Sodexho Mexico
- Promocupon (Mexico)
- Sodexho Servicios Operativos (Mexico)
- Luncheon Tickets (Argentina)
- Sodexho de Colombia
- Sodexho Pass de Colombia
- Sodexho Pass Venezuela
- Sodexho Restoran Servisleri (Turkey)
- Sodexho Toplu Yemek (Turkey)
- Sodexho DOO (Slovenia)
- Sodexho Argentina

The inclusion of monetary corrections imposed by local regulators on these subsidiaries in the consolidated financial statements had no impact on the income statement. Foreign currency translation differences for these subsidiaries are recorded in the currency translation adjustment account in shareholders' equity in the same manner as for the subsidiaries in countries with stable currencies.

For subsidiaries located in highly inflationary countries (Turkey, Argentina, Venezuela), differences between net income translated at average and period-end rates are included in net financial expense.

Translation differences on monetary assets and liabilities denominated in foreign currencies are recorded in the income statement. Translation differences related to a monetary component of a net investment in a company within a consolidated foreign subsidiary are recorded in consolidated shareholders' equity until the sale or liquidation of the net investment.

2-6 BUSINESS COMBINATIONS

The assets and liabilities of acquired companies have been recorded at their respective fair values effective September 1, 2000. Due to the insignificant impact, the accounting for acquisitions made prior to September 1, 2000 has not been restated.

2-7 GOODWILL

Goodwill represents the excess of acquisition cost over the identified assets and liabilities assumed, as of the initial inclusion of an acquired company in the consolidation scope. Due to the long-term nature of the Group's business, goodwill is generally amortized over thirty years (on a pro rata basis in the year of acquisition).

As of August 31, 2002, there was an exceptional charge of EUR 2.1 million to goodwill relating to our subsidiary IFREST.

Additional information pertaining to goodwill balances is provided in note 4.4.

2-8 INTANGIBLE ASSETS

In the allocation of purchase price with respect to the acquisitions of SODEXHO, INC. (formerly, SODEXHO MARRIOTT SERVICES, INC.), WOOD DINING SERVICES, SOGERES, SODEXHO SERVICES GROUP LTD (formerly, GARDNER MERCHANT), SODEXHO SCANDINAVIAN HOLDING AB (formerly, PARTENA), and UNIVERSAL SERVICES, a portion of the difference between the cost of the shares acquired and the Group's equity in the underlying net assets of the entities acquired has been recognized as market share, totaling EUR 2,939 million as of August 31, 2002. This intangible asset represents the value attributed to the significant market shares held by these six companies in their principal geographic markets (the United Kingdom and Ireland, the United States, the Netherlands, France, Australia and Sweden).

Market share is principally determined based on an average of multiples of revenues and EBITA achieved by the acquired companies in the applicable countries and is reviewed annually for diminution in value. If there is a significant diminution in the market share value for more than two consecutive years, as recomputed based on actual results of the applicable subsidiary as compared to the original calculation, it is written down. Market shares are not amortized in the consolidated financial statements, and no deferred taxes are recorded on market shares.

As of August 31, 2002, market share pertaining to our subsidiary SODEXHO AUSTRALIA had been provisioned by EUR 1.2 million. Additional information pertaining to market share is provided in note 4.5.

2-9 PROPERTY, PLANT AND EQUIPMENT

Leased assets are recorded on the balance sheet as capital leases in instances where a Group company is deemed to bear substantially all of the risks and rewards of the leased asset. A corresponding obligation is recorded as a liability, and the related rental expense is allocated between depreciation and interest expense in the income statement.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives of the respective assets giving consideration to the local economic conditions and climate. The following useful lives are generally used by Group companies:

• Software	25%
• Enterprise resource planning (ERP) systems	20%
• Buildings	3.33% - 5%
• Facilities and fixtures	10%
• Plant and machinery	10% - 50%
• Vehicles	25%
• Office and computer equipment	20% - 25%
• Other fixed assets	10%

Organization costs are amortized over a maximum duration of five years.

2-10 DEFERRED INCOME TAXES

Deferred income taxes are recorded on temporary differences between the tax basis of assets and liabilities and their carrying values for financial reporting purposes and on consolidation adjustments.

As the pattern of temporary difference reversals is not fixed, deferred taxes recorded on the balance sheet have not been present valued. In addition, deferred tax assets pertaining to net operating loss carryforwards are only recorded in cases where recovery is deemed probable.

A reconciliation of income taxes computed at SODEXHO ALLIANCE's statutory rate to the actual income tax provision is provided in note 4.3.

2-11 VOUCHERS PAYABLE

Vouchers payable represents the face value of vouchers in circulation or presented to SODEXHO ALLIANCE by the customer but not yet reimbursed to the affiliate.

2-12 FINANCIAL INSTRUMENTS

Group policy is to finance acquisitions through borrowings in the acquired company's currency generally at fixed rates of interest. In most cases where variable rate debt has been negotiated, the variable rate interest is swapped into fixed rates through the use of cross-currency or interest-rate swap agreements. Similarly, in most cases where acquisition financing has been negotiated in a currency other than that of the acquired company, a cross-currency or currency swap agreement is negotiated.

All such agreements are designated as hedges at contract inception.

• For swaps negotiated on inter-company debt, the difference between the amount of the debt at the originally negotiated rates and at the swapped rates is recorded as debt.

• For other swap agreements, the related loans and borrowings are recorded at the swapped interest rate and currency. As a policy, the Group does not engage in speculative transactions.

The fair values of financial instruments are presented in note 4.20.

2-13 DEFERRED FINANCING CHARGES

Deferred financing costs incurred in connection with bond issuances are amortized over the maturity of the related debt.

2-14 PROVISIONS FOR CONTINGENCIES AND LOSSES

Effective for the current year, the Group implemented CRC Regulation 2000-06 related to liability recognition, which had no effect on opening equity.

3 ANALYSIS OF OPERATING ACTIVITIES AND GEOGRAPHIC INFORMATION

	Year ended August 31, 2002	Change	Year ended August 31, 2001
REVENUES			
• **By Operating Activity** [(1)]			
Food and Management Services			
North America	5,995	6%	5,657
United Kingdom and Ireland	1,674	(3%)	1,732
Continental Europe	3,413	12%	3,034
Rest of the World	566	(3%)	581
Remote Sites	590	2%	579
Service Vouchers and Cards	279	12%	249
River and Harbor Cruises	95	(15%)	111
	12,612	6%	**11,943**
• **By Geographic Region**			
North America	6,233	6%	5,899
United Kingdom and Ireland	1,775	(2%)	1,820
France	1,677	25%	1,344
Rest of Europe	1,952	3%	1,886
Rest of the World	975	(2%)	994
	12,612	6%	**11,943**
NET FIXED ASSETS			
• **By Operating Activity** [(1)]			
Food and Management Services			
North America	3,003	(6%)	3,183
United Kingdom and Ireland	949	(1%)	955
Continental Europe	694	6%	655
Rest of the World	68	(1%)	68
Remote Sites	95	3%	92
Service Vouchers and Cards	132	(10%)	146
River and Harbor Cruises	30	5%	28
Holding Companies	34	(31%)	49
	5,005	(3%)	**5,176**
• **By Geographic Region**			
North America	3,092	(6%)	3,277
United Kingdom and Ireland	957	(1%)	968
France	358	7%	335
Rest of Europe	414	4%	399
Rest of the World	184	(7%)	197
	5,005	(3%)	**5,176**
EBITA (before corporate expenses)			
• **By Operating Activity** [(1)]			
Food and Management Services			
North America	297	0%	295
United Kingdom and Ireland	14	(86%)	102
Continental Europe	140	8%	129
Rest of the World	7	NS	0
Remote Sites	26	(13%)	30
Service Vouchers and Cards	77	26%	61
River and Harbor Cruises	2	(73%)	7
Holding Companies	(35)	(7%)	(38)
	528	(10%)	**586**
GROUP EMPLOYEES			
• **By Geographic Zone**			
North America	117,689	(2%)	120,147
United Kingdom and Ireland	61,835	(2%)	63,142
France	30,334	4%	29,051
Rest of Europe	49,438	4%	47,467
Rest of the World	55,845	4%	53,662
	315,141	1%	**313,469**

(1) Activities reflect the Group's internal management reporting structure: where the Remote Sites activity is secondary to the Food and Management Services activity, it has been included with the principal activity.

4 ANALYSIS OF THE INCOME STATEMENT, BALANCE SHEET AND STATEMENT OF CASH FLOWS

4-1 FINANCIAL EXPENSE, NET

	Year ended August 31, 2002	Year ended August 31, 2001
• Interest income	39	34
• Net variation in financial provisions	(26)	2
• Net exchange gains	1	1
• Interest expense	(180)	(159)
Total	**(166)**	**(122)**

The increase in financial provisions arises mainly from the recording of a provision of EUR 19 million on Sodexho Alliance shares acquired during the last two fiscal years to be used for employee stock option programs (see note 2 – Exceptional items).

Interest expense primarily included EUR 80 million of interest expense on the debt arranged in April 2001 and interest of EUR 58 million on the 1996, 1999 and 2002 bond issuances, and financial costs of EUR 11 million incurred in connection with various inter-company swap arrangements.

4-2 EXCEPTIONAL ITEMS

Exceptional items of EUR 23 million mainly include the following items:

• a gain of EUR 49 million on the sale of our kitchen equipment business (Lockhart) in the United Kingdom;

• income of EUR 37 million from the reduction of the stock compensation liability recorded in connection with the acquisition of the remaining shares of Sodexho Marriott Services, Inc. The stock compensation liability recorded related to the transformation of the Sodexho Marriott Services, Inc. stock options, which were unvested as of the transaction date, into equivalent stock options in Sodexho Alliance shares. This liability was calculated at the acquisition date based on a share price of EUR 53.47. A portion of this exceptional income resulted from our purchase on the open market for a lower price of Sodexho Alliance shares to be used for the stock option program. The remaining amount resulted from a decrease in the amount of provision required for "in the money" options as a result of the decline in the price of Sodexho Alliance shares:

• restructuring costs totaling EUR 11 million, for loss contracts, and receivables and fixed asset writedowns as part of a restructuring program in the United Kingdom;

• the recording of a EUR 11 million provision for defense costs related to a discrimination lawsuit filed by ten current and former Sodexho, Inc. employees;

• the EUR 32 million loss (EUR 22 million net of tax) relating to our subsidiary Land Technology where assets related to revenues for which realization was uncertain were recorded during the period from 1999 through February 28, 2002. The impact of restating net income for the last three fiscal years would have been as follows:

Fiscal year	Reported net income	Restatement	Net income, net of restatement
1999-2000	85	(6)	79
2000-2001	138	(10)	128
2001-2002	183	19	202

The main income statement items affected were revenues for an amount of EUR (9) million in fiscal 1999-2000 and EUR (15) million in fiscal 2000-2001. In the balance sheet, the main impact was in accounts receivable.

4-3 INCOME TAX PROVISION

Following is a reconciliation of income taxes computed at Sodexho Alliance's statutory rate to the actual income tax provision for the year ended August 31, 2002.

Income before exceptional items, income taxes, income from equity investees and goodwill amortization	362
Exceptional items	23
Income before taxes	**385**
Sodexho Alliance tax rate	35.43%
Theoretical tax provision	**(136)**
• Effect of differing jurisdictional tax rates	9
• Permanent differences	4
• Other tax	4
• Net operating loss carryforwards utilized in the current year but generated in prior years and not previously recognized	3
• Current year non-recognition of net operating loss carryforwards	(8)
Actual tax provision	**(124)**
Current income taxes	(119)
Deferred income taxes	(5)
Sub-total	(124)
Withholding tax	(2)
Total income tax	**(126)**

4-4 GOODWILL

	August 31, 2001	Additions during the year	Disposals during the year	Translation adjustments	August 31, 2002
Cost	1,882	43	11	(69)	1,845
Accumulated amortization	(172)	(67)	(6)	4	(229)
Net book value	**1,710**	**(24)**	**5**	**(65)**	**1,616**

Principal goodwill amounts

	Gross value	August 31, 2002 Accumulated Amortization	Net book value
Sodexho, Inc. (formerly Sodexho Marriott Services, Inc.)	940	57	883
Sodexho Services Group (formerly Gardner Merchant Group)	272	69	203
Wood Dining Services	100	4	96
Sodexho Pass do Brazil (consolidated)	63	10	53
Sodexho Management Services (formerly Marriott UK)	56	9	47
Sogeres	56	2	54
Sodexho Scandinavian Holding ab	54	9	45
Sodexho Spain	28	7	21
Sodexho Belgium	23	8	15
Tillery Valley Foods	23	4	19
Luncheon Tickets	22	3	19
Sodexho Italy	18	2	16
Universal Services	17	2	15
Other goodwill	173	43	130
TOTAL GOODWILL	1,845	229	1,616

4-5 INTANGIBLE ASSETS

	August 31, 2001	Additions during the year	Disposals during the year	Changes in consolidation scope	Translation adjustments	August 31, 2002
MARKET SHARES						
North America (FMS)	1,987				(136)	1,851
North America (RS)	48				(4)	44
United Kingdom, Ireland	595				(6)	589
Netherlands	86					86
Sweden	75				3	78
Australia	11				(1)	10
France	137					137
• Total Cost	**2,939**				**(144)**	**2,795**
Diminutions in value	(1)					(1)
• Net book value	**2,938**				**(144)**	**2,794**
OTHER INTANGIBLE ASSETS						
Cost	117	83	7	7	(9)	191
Accumulated amortization and diminutions in value	(34)	(17)	(4)		2	(45)
• Net book value	**83**	**66**	**3**	**7**	**(7)**	**146**
TOTAL						
Cost	3,056	83	7	7	(153)	2,986
Accumulated amortization and diminutions in value	(35)	(17)	(4)		2	(46)
• Net book value	**3,021**	**66**	**3**	**7**	**(151)**	**2,940**

FMS: Food and Management Services.
RS: Remote Sites.

4.6 PROPERTY, PLANT AND EQUIPMENT

		August 31, 2001	Additions during the year	Disposals during the year	Changes in consolidation scope	Translation adjustments	August 31, 2002
LAND							
	Cost	8					8
	Diminutions in value						
	• Net book value	8	0	0	0	0	8
BUILDINGS							
	Cost	71	2	1	5	(2)	75
	Diminutions in value	(28)	(4)	(1)	(3)	1	(33)
	• Net book value	43	(2)	0	2	(1)	42
FACILITIES AND FIXTURES							
	Cost	95	14	15	32	(4)	122
	Diminutions in value	(54)	(13)	(11)	(17)	2	(71)
	• Net book value	41	1	4	15	(2)	51
PLANT AND MACHINERY							
	Cost	330	71	62	36	(15)	360
	Diminutions in value	(216)	(51)	(52)	(18)	9	(224)
	• Net book value	114	20	10	18	(6)	136
VEHICLES							
	Cost	94	9	12	1	(5)	87
	Diminutions in value	(73)	(9)	(10)		5	(67)
	• Net book value	21	0	2	1	0	20
OFFICE AND COMPUTER EQUIPMENT							
	Cost	193	21	12	(12)	(12)	178
	Diminutions in value	(129)	(28)	(18)	5	8	(126)
	• Net book value	64	(7)	(6)	(7)	(4)	52
OTHER FIXED ASSETS							
	Cost	131	37	23	(49)	(2)	94
	Diminutions in value	(51)	(10)	(7)	22	0	(32)
	• Net book value	80	27	16	(27)	(2)	62
TOTAL							
	Cost	922	154	125	13	(40)	924
	Diminutions in value	(551)	(115)	(99)	(11)	25	(553)
	• Net book value	371	39	26	2	(15)	371

Capital Leases: assets recorded under capital lease arrangements totaled EUR 44 million as of August 31, 2002.

4-7 FINANCIAL INVESTMENTS

		August 31, 2001	Increases/(decreases) during the year	Changes in consolidation scope	Translation adjustments	August 31, 2002
INVESTMENT SECURITIES						
	Cost	20	(1)			19
	Diminutions in value	(9)				(9)
	• Net book value	11	(1)	0	0	10
OTHER INVESTMENTS						
	Cost	25	(1)			24
	Diminutions in value	(2)	1			(1)
	• Net book value	23	0	0	0	23
RECEIVABLES FROM INVESTEES						
	Cost	19	(5)			14
	Diminutions in value	(6)	6			0
	• Net book value	13	1	0	0	14
LOANS RECEIVABLE *						
	Cost	8	(1)			7
	Diminutions in value					
	• Net book value	8	(1)	0	0	7
DEPOSITS AND OTHER *						
	Cost	13				13
	Diminutions in value					
	• Net book value	13	0	0	0	13
TOTAL FINANCIAL INVESTMENTS						
	Cost	85	(8)	0	0	77
	Diminutions in value	(17)	7	0	0	(10)
	• Net book value	68	(1)	0	0	67

* These items are included in working capital in the cash flow statement.

Significant investment securities: Significant investment securities include a EUR 4 million investment in 15.8% of Stadium Australia Management, a EUR 3 million investment in 9.3% of Sodex Japan Company Ltd and a EUR 1 million investment in 10.7% of Société Privée de Gestion.

4-8 INVESTMENTS IN EQUITY INVESTEES

Companies accounted for under the equity method are listed in note 6 - Consolidation scope.

	August 31, 2001	Current year net income (loss)	Changes in consolidation scope	Translation adjustments and other	Gross balance, August 31, 2002	Diminution in value, August 31, 2002
Equity method investees	13	4	(4)	(2)	11	0

The value of investments in equity investees was as follows:

	As of and for the year ended August 31, 2002		As of and for the year ended August 31, 2001	
	Share of net income (loss)	Book value	Share of net income (loss)	Book value
Attendo Care			(1)	
Corrections Corporation of America (until December 31, 2000)			(1)	
Saggel Holding	2	4	1	3
BAS Chile	0	5		
Serco Sodexho Defence Services Pty	(1)	(2)	(2)	(4)
Agecroft Prison Management	0	(1)	(1)	(1)
Other	3	5	2	8
TOTAL	4	11	(2)	6

INVENTORIES AND WORK IN PROGRESS

Inventories principally comprise food and other consumable items with a high turnover rate and are valued on a first in first out basis. As of August 31, 2002, the gross value of inventories amounted to EUR 172 million.

4.10 PREPAID EXPENSES, OTHER RECEIVABLES AND OTHER ASSETS

	Gross value, August 31, 2002	Diminutions in value, August 31, 2002	Gross value, August 31, 2001	Diminutions in value, August 31, 2001
Advances	10		7	
Other operating receivables	238	(2)	238	(1)
Investment receivables	1		10	
Financing receivables	1		3	
TOTAL OTHER RECEIVABLES	250	(2)	258	(1)
Prepaid expenses	64		54	
Deferred financing charges	29		26	
Other deferred charges [1]	155		129	
Net deferred tax asset [2]	110		101	
TOTAL	608	(2)	568	(1)

(1) This item is classified as fixed assets in the cash flow statement.
(2) As of August 31, 2001, deferred tax assets were net of deferred tax liabilities of EUR 16 million.

4.11 ACCOUNTS AND OTHER RECEIVABLES

	Gross values, August 31, 2002	Diminutions in value, August 31, 2002	Net book value, August 31, 2002	Due within one year	Due from one to five years	Due after five years	Net book value, August 31, 2001
Accounts receivable	1,516	(60)	1,456	1,455	1	0	1,518
Other receivables	250	(2)	248	207	41	0	257
Prepayments	64	0	64	60	3	1	54

The allowance for doubtful accounts represents 4% of accounts receivable as of August 31, 2002.
Concentration of credit risk within accounts receivable is limited because of the large customer base. The Group generally does not require collateral or specific guarantees.

4.12 DEFERRED CHARGES

	Gross value August 31, 2002	Accumulated Amortization, August 31, 2002	Net book value, August 31, 2002	Due within one year	Due from one to five years	Due after five years	Net book value August 31, 2001
Deferred financing costs	37	8	29	7	21	1	26
Deferred charges	255	100	155	27	91	37	129

Deferred financing costs are amortized over the maturity period of the related debt.
As of August 31, 2002, deferred charges mainly include bid costs on long-term contracts, which are amortized over the shorter of the life of the related contract and ten years and EUR 105 million of investments in client facilities in the United States, which are amortized over the life of the related contract.

4.13 DEFERRED TAXES

	August 31, 2002	August 31, 2001
Deferred tax assets	110	117
Deferred tax liabilities	(18)	(16)
Net deferred tax assets	92	101

As of August 31, 2002, deferred tax assets which were not recorded because their realization was not considered probable totaled EUR 24.8 million.

Breakdown of deferred taxes

Deductible temporary differences	
- Staff cost provisions	94
- Other temporary differences	(21)
Net operating loss carry forwards	19
Total	92

4.14 DEPOSITS AND MARKETABLE SECURITIES

Deposits and marketable securities include 2,647,723 shares in Sodexho Alliance purchased for a total amount of EUR 119 million. These shares are to be used to fulfill our obligation with respect to Sodexho, Inc. employees, who held Sodexho Marriott Services, Inc. stock options which were transformed into equivalent options to purchase Sodexho Alliance shares in connection with our acquisition of the remaining 53% of Sodexho Marriott Services, Inc. shares (see note 2). As a result of the decline in value of Sodexho Alliance shares as of August 31, 2002, the shares potentially in excess of those needed to fund these obligations were provisioned by EUR 19 million so as to reflect their market value as of August 31, 2002.
Deposits and marketable securities represent short-term cash investments and are stated at the lower of cost or net realizable value.
The fair values of deposits and marketable securities are shown in note 4.20.

4.15 RESTRICTED CASH

Restricted cash consists of funds set aside in order to comply with regulations governing the issuance of restaurant vouchers in France (EUR 145 million) and as a guarantee for certain commitments entered into by Mexican affiliates (EUR 20 million).

4-16 SHAREHOLDERS' EQUITY

Changes in shareholders' equity are as follows:

(in millions of euro)	Shares outstanding	Common stock	Additional paid-in capital	Retained earnings	Foreign currency translation	Treasury shares	Group net income	Share-holders' equity
SHAREHOLDERS' EQUITY, AUGUST 31, 2000	**33,587,529**	**537.5**	**215.5**	**435**	**169**	**(31)**	**85**	**1,411**
Stock split	134,350,116							
Share capital increase	23,209,538	92.8	925.5					1,018
Dividend payments by the holding company (net of dividends on treasury shares)				11			(85)	(74)
Net income for the period							138	138
Changes in accounting principles				(5)				(5)
Foreign currency translation adjustment					(83)			83
SHAREHOLDERS' EQUITY, AUGUST 31, 2001	**157,559,654**	**630**	**1,141**	**441**	**86**	**(31)**	**138**	**2,405**
Share capital increase	1,461,762	6	50					56
Dividend payments by the holding company (net of dividends on treasury shares)				51			(138)	(87)
Net income for the period							183	183
Foreign currency translation adjustment				3	(162)			(159)
SHAREHOLDERS' EQUITY, AUGUST 31, 2002	**159,021,416**	**636**	**1,191**	**495**	**(76)**	**(31)**	**183**	**2,398**

Indirectly Held Treasury shares: As of August 31, 2002, Sofinsod had a 5.57% indirect interest in Sodexho Alliance sa through its 14.4% interest in the capital of Bellon sa, which in turn holds 38.69% of Sodexho Alliance sa. As of August 31, 2002, Sofinsod and Etinbis together had a 1.59% indirect interest in Sodexho Alliance sa, through their respective 56.88% and 43.11% interests in La Société Financière de la Porte Verte, which in turn owns 4.1% of Bellon sa, which in turn holds 38.69% of Sodexho Alliance sa.

4-17 MINORITY INTERESTS

Changes in minority interests are as follows:

	August 31, 2002	August 31, 2001
MINORITY INTERESTS, BEGINNING OF YEAR	131	525
Share capital increase	0	2
Dividends paid	(15)	(9)
Net income for the period	13	67
Change in consolidation scope	(54)	(449)
Currency translation and other	(2)	(5)
MINORITY INTERESTS, END OF YEAR	73	131

4-18 PROVISIONS FOR CONTINGENCIES AND LOSSES

Provisions for contingencies and losses include the following amounts:

	August 31, 2001	Increase	Release	Release without corresponding charge	Translation Differences and other	Change in consolidation scope	August 31, 2002
Sodexho, Inc. transaction-related liabilities	5						5
Payroll and other taxes	44	6	(6)	(1)	(4)		39
Contract termination costs	11	11	(7)			7	22
Client and supplier litigation	9	1	(4)		(1)		5
Employee litigation	8	14	(3)		(1)		18
Large repairs	6						6
Atiendo Care	6			(7)	1		0
Other	4	4	(2)		(2)		4
TOTAL	93	36	(22)	(8)	(7)	7	99

The following table summarizes the net impact of the charges and releases of provisions for contingencies and losses on the fiscal 2002 income statement:

	Charge	Release
Operating	14	(13)
Financial	0	0
Exceptional	22	(17)
TOTAL	36	(30)

4-19 BORROWINGS AND FINANCIAL DEBT

Future payments on borrowings and other debt balances as of August 31, 2002 were due as follows:

		Less than one year	One to five years	More than five years	Total
BONDS					
	Euro	37	305	1,300	1,642
	• Total bonds	**37**	**305**	**1,300**	**1,642**
BANK BORROWINGS					
	US dollars (1)	129	1,043	3	1,175
	Euro (1)	(117)	(445)	61	(501)
	Pounds Sterling (1)	129	95	0	224
	Other currencies	25	16	0	41
	• Total bank borrowings	**166**	**709**	**64**	**939**
CAPITAL LEASE OBLIGATIONS					
	US dollars	3	9	0	12
	Euro	11	23	2	36
	Other currencies	0	4	0	4
	• Total capital lease obligations	**14**	**36**	**2**	**52**
OTHER BORROWINGS					
	Euro	1	4	0	5
	• Total other borrowings	**1**	**4**	**0**	**5**
BANK OVERDRAFT BALANCES					
	Euro	18	0	0	18
	Pounds Sterling	31	0	0	31
	Other currencies	6	0	0	6
	• Total bank overdrafts	**55**	**0**	**0**	**55**
TOTAL		273	1,054	1,366	2,693

(1) Includes the effect of swaps.

4-19-1 BOND ISSUES

		August 31, 2001	Increase	Repayments	Translation Differences	August 31, 2002
1996 BOND ISSUE – FRF 2,000,000,000						
	Principal	305				305
	Accrued interest	4				4
	Total	309	0	0	0	309
	• Number of securities	**400,000**				**400,000**
1999 BOND ISSUE – EUR 300,000,000						
	Principal	300				300
	Accrued interest	7				7
	Total	307	0	0	0	307
	• Number of securities	**300,000**				**300,000**
2002 BOND ISSUE – EUR 1,000,000,000						
	Principal		1,000			1,000
	Accrued interest		26			26
	Total	0	1,026	0	0	1,026
TOTAL		**616**	**1,026**	**0**	**0**	**1,642**

EUR 305 bond issue

On May 22, 1996, Sodexho Alliance issued 400,000 bonds with a nominal value of FRF 5,000 each *(EUR 762.25) representing a total of FRF 2 billion (EUR 305 million)*. The bonds are redeemable at par on June 7, 2004 and bear interest at 6% per annum, which is payable on June 7 annually. Each bond carried a warrant, entitling the bearer to purchase one Sodexho Alliance share prior to June 7, 2004 for FRF 2,700, with a current exercise price of EUR 24.71 per share. There were 374,782 warrants and 400,000 bonds outstanding as of August 31, 2002.

EUR 300 million bond issue

On March 16, 1999, Sodexho Alliance issued 300,000 bonds of EUR 1,000 each for total *proceeds of EUR 300 million. The bonds will be fully redeemable at par on March 16,* 2009. The bonds carry interest at 4.625% per annum, which is payable on March 16 annually. There were 300,000 bonds outstanding at August 31, 2002.

EUR 1 billion bond issue

On March 25, 2002, Sodexho Alliance issued bonds totaling EUR 1 billion, maturing on March 25, 2009, and carrying interest of 5.875% payable on March 25 annually.

4-19-2 OTHER BORROWINGS

At August 31, 2002, portions of the three tranches of the credit facility negotiated with a syndicate of bank and guaranteed by Sodexho Alliance have been reimbursed as follows:
- Tranche A totaling EUR 1,932 million, of which EUR 875 million was outstanding as of August 31, 2001, has been fully reimbursed;
- USD 112 million of Tranche B, issue total of USD 930 million, has quarterly repayments over five years. Pursuant to the swap agreement described in note 20 below the U.S. dollar variable Libor-based rate has been swapped for a fixed rate;
- Tranche C totaling USD 150 million (available for short-term financing, working capital needs and for letters of credit and reimbursable in full in 2006), was not utilized as of August 31, 2002.

Interest rates

In accordance with Group policy, the majority of variable rate borrowings are swapped to fixed interest rates. If borrowings are arranged other than in local currency, a currency swap agreement is negotiated.

As of August 31, 2002, 92% of borrowings were at fixed rates (including those swapped) and the average interest rate for fiscal 2002 was 5.7%.

4-20 FINANCIAL INSTRUMENTS

Swap Agreements with Notional Amounts Greater than EUR 5 million

Currency Swaps

In order to match the cash flows on debt repayments with the currency of our UK subsidiary, the Group negotiated the following swap transactions:
- in fiscal 1996, an amortizing cross currency swap with a maturity date of August 29, 2003 (8.3% against 5.25% in pounds sterling against euro) on an intercompany loan of EUR 305 million (EUR 214 million as of August 31, 2002); and
- in October 1999, a cross currency swap (capped Libor in pounds sterling against 5.25% in pounds sterling against euro with a maturity date of August 31, 2004) on an intercompany loan of EUR 93 million (EUR 84 million as of August 31, 2002).

The increase in the value of the sterling against the euro increased borrowings as converted to euro by EUR 33.4 million related to these instruments as of August 31, 2002.

In May 1999, a cross currency swap was negotiated on a loan of USD 8 million to Sodexho do Brazil repayable over 4 years (10% against 7.54% in euro against U.S. dollars).

As of August 31, 2002, the increase in the dollar against the euro led to an increase in the debt as converted to euro of EUR 0.3 million.

In June 1999, a cross currency swap was negotiated on a loan of EUR 50.1 million (EUR 39 million as of August 31, 2002) to Sodexho Scandinavian Holding AB (4.15% against a variable interest rate in Swedish Crowns). This swap terminates in August 2004.

In March 2002, a cross currency swap was negotiated on a loan of USD 309 million to Sodexho, Inc. repayable over 5 years (6.325% against 6.5775% in euro against U.S. dollars). As of August 31, 2002, the decrease in the dollar against the euro led to a decrease in the debt as converted to euro of EUR 35.1 million.

Interest Rate Swaps

Several interest rate swaps (1.8% to 5.9% against U.S. dollar Libor) with the following maturities were negotiated in order to convert variable rate interest to fixed on USD 818 million drawn on Tranche B of the credit facility described above. Following are the maturities of the underlying notional amounts.

Fiscal year	2002-2003	2003-2004	2004-2005
Notional amounts (in millions of USD)	170	278	370

In October 1999, the Group negotiated an interest rate swap maturing in 2004 on a notional amount of EUR 68 million, which converted fixed rate debt at 5.2% to Euribor.

Fair Values of Financial Instruments

ASSETS	Net book value	Fair value	Difference
• Financial investments	67	73	6
• Equity method investees	11	11	0
• Sodexho Alliance shares	100	74	*(26)
Cash	34	34	0
Term deposits	172	172	0
Mutual funds - SICAV	197	197	0
Debt securities	38	38	0
Mutual funds – other	12	12	0
• Total	453	453	0
• Total marketable securities and other	553	527	(26)
• Restricted cash	165	165	0
TOTAL FINANCIAL INSTRUMENT ASSETS	796	776	(20)

LIABILITIES	Net book value	Fair value	Difference
• Bonds			
2002 EUR 1 billion bond issuance	1,026	1,053	27
1999 EUR 300 million bond issuance	307	298	(9)
1996 EUR 305 million (FRF 2,000 million) bond issuance	309	319	10
• Total bonds	1,642	1,670	28
Sodexho, Inc. borrowings	839	846	7
Swap on intercompany loan with Sodexho Services Group Ltd	1	3	2
Swap on intercompany loan with Sodexho Holdings Ltd	32	35	3
Swap on intercompany loan with Sodexho, Inc.	(35)	(26)	9
Other	102	100	(2)
• Total	939	958	19
• Bank overdrafts	55	55	0
• Other debt	57	57	0
• Total bank debt	2,693	2,740	47
• Other non-operating borrowings			
Debt on acquisition of 53% of Sodexho Marriott Services, Inc.	38	12	*(26)
TOTAL	2,731	2,752	21

* Part of the acquisition debt for the remaining Sodexho Marriott Services, Inc. shares acquired in June 2001 was payable in the equivalent of Sodexho Alliance shares; the debt has been revalued using the price paid by Sodexho to purchase its own shares on the open market.
The market value of Sodexho Alliance shares and the debt as of August 31, 2002 is below the EUR 26 million book value.

4-21 STATEMENT OF CASH FLOWS – ADDITIONAL INFORMATION

4-21-1 CHANGES IN WORKING CAPITAL

	Assets	Liabilities	Total Change
Inventories	(9)		
Accounts receivable, net of allowance for doubtful accounts	4		
Other operating receivables	52		
Prepaid expenses	(1)		
Accounts payable		78	
Vouchers payable		126	
Taxes and social charges payable		53	
Other operating payables		11	
Deferred revenues		6	
• Change in working capital from operating activities	46	274	228
Investment related receivables			
Investment related payables		(3)	
• Change in working capital from investment activities	0	(3)	(3)
Financing related receivables	2		
Financing related payables		1	
• Change in working capital from financing activities	2	1	(1)

4-21-2 ACQUISITIONS AND DISPOSALS OF TANGIBLE AND INTANGIBLE ASSETS AND SUBSIDIARIES

	Acquisitions	Disposals	Net
• Tangible and intangible assets *	297	29	268
Variation in financial investments	0	4	(4)
• Total acquistions and disposals of tangible and intangible assets	297	33	264
Acquisitions and disposals of subsidiaries	107	61	
Less: tax on gains from disposal		(12)	
Less: cash in acquired and disposed of companies	(10)	0	
Total change in consolidation scope	97	49	48
TOTAL	394	82	312

* Including deferred charges classified as fixed assets.

4-22 COMMITMENTS

• Financial guarantees to third parties	41
• Performance bonds on operating leases	62
• Client performance bonds	22
• Other commitments	18
TOTAL	143

5 OTHER INFORMATION

5-1 COMPENSATION, ADVANCES, LOANS AND RETIREMENT PLAN COMMITMENTS MADE TO MEMBERS OF THE SODEXHO ALLIANCE BOARD OF DIRECTORS (FOR THEIR DUTIES AS DIRECTORS) AND THE DIRECTEUR GÉNÉRAL DÉLÉGUÉ (GROUP CHIEF OPERATING OFFICER)

• Compensation	EUR 0.11 million
• Advances and loans	none
• Defined contribution retirement plan	EUR 0.03 million

5-2 RELATED PARTIES

Bellon sa holds 38.69% of the capital of Sodexho Alliance. Pursuant to an agreement between Bellon sa and Sodexho Alliance, Bellon sa invoiced Sodexho Alliance EUR 3.7 million for consulting and advisory services during fiscal 2002.

Sodexho Alliance paid dividends of EUR 34.5 million to Bellon sa during fiscal 2002.

5-3 FRENCH TAX CONSOLIDATION

The companies included in the Sodexho Alliance tax group for French tax consolidation purposes is as follows. The annotation "N" denotes the three companies included in the tax consolidation for the first time during the current fiscal year.

Sodexho Alliance	La Salamandre	CIR
Sodexho France	Siges Guyane	Sagere
Sofinsod	SMRS	La Normande SA
Etinbis	Sodex'net	La Normande SARL
Etin	Loisirs Developpement	Hedelrest
GM Groupe	SEVPTE	ALB
SFR	SAVPTE	(N) AA Developpement
Comrest	Eiffel Bretagne	(N) STVB
Sofomedi	Batobus	Sodexho CCS
Sorescom	Seinovision	SPI
Sodexho Prestige	SDAM	Universal Sodexho SA
Ogre	SFS	Catesco
Sogerest	SDTS	Enis
Coresi	SHRS	Universal Sodexho North Africa
SIR	SBRS	Universal Sodexho Afrique
Holding Altys	SHM	SFRS
SIGES	Ifrest	SHT Guyane
(N) SRRS	Sodequip	STRS
Guyane Propreté	RGC	STNB

5-4 GROUP EMPLOYEES

As of August 31, 2002, the employees of the Group were as follows:

Executives and middle management	5,759
Site managers and supervisory staff	25,614
Front line service staff and other	283,768
Total number of employees	**315,141**

CONSOLIDATION SCOPE

The activities of the Sodexho Group are carried out autonomously in different subsidiaries in each country where the Group has a presence. Under the control of the Executive Committee, each subsidiary has an independent organizational structure with its own Board, operating, human resources and financial and administrative management.

Companies managed by Sodexho have been fully consolidated. Companies over which Sodexho is able to exercise significant influence have been accounted for by the equity method.

All fully consolidated companies that do not have an August 31 year-end are consolidated on the basis of financial statements prepared as at August 31 and for the twelve months then ended (fiscal year-end of Sodexho Alliance).

A number of companies having minimal impact on the true and fair view of Group's consolidated financial statements have been excluded from consolidation, notably those having revenues of less than EUR 2 million, net income or less of EUR 0.1 million and total assets of less than EUR 2 million.

The information on Group companies is limited to what is given in the table below, since further disclosure would be detrimental to the Group's interests.

A list of subsidiaries and the Group's percentage interest and the percentage of voting rights held is provided below. Unless indicated otherwise by a percentage, the Group owns 97% or more of the outstanding shares of the subsidiary.

The annotation "N" denotes the nineteen companies consolidated for the first time in fiscal 2002. Four of these companies were acquired during the year, and the remainder were newly created entities or previously consolidated companies which had been deconsolidated and have now been reconsolidated.

The annotation "EM" denotes the ten companies accounted for by the equity method. All other companies are fully consolidated.

		% interest	% voting right	Principal activity	Country
	METROPOLITAN FRANCE				
	Société Francaise de Restauration			FMS	France
	SODERP			FMS	France
	Comrest			FMS	France
	Sofomedi			FMS	France
	Sorescom			FMS	France
	Sorepar			FMS	France
	Ogre			FMS	France
	Altys Multiservices	80%	80%	FMS	France
	Altys Gestion			FMS	France
EM	Saggel Holding	30%	30%	FMS	France
	Société Française de Services			FMS	France
	Société Française de Restauration et Services			FMS	France
	Société Marseillaise de Restauration et Services			FMS	France
	Société de Développement des Services de Proximité	92%	92%	FMS	France
	Sodequip			FMS	France
	Société Havraise de Restauration et Services			FMS	France
	Ifrest			FMS	France
	Ecorest	51%	51%	FMS	France
	Sodexho Prestige			FMS	France
	SIR			FMS	France
	Ceredial	90%	90%	FMS	France
	Société Hotelière du Mantois			FMS	France
	CIR			FMS	France
	Siges			FMS	France
	La Normande SA			FMS	France
	La Normande Sarl			FMS	France
	Hedelrest			FMS	France
	RGC			FMS	France
	Sogerest			FMS	France
N	Midi Service			FMS	France
	Sagere			FMS	France
	Société Bretonne de Restauration et Services			FMS	France
	Société Thononaise de Restauration et Services			FMS	France
	Sogeres (sub-consolidation)			FMS	France
	Bateaux Parisiens (sub-consolidation)			RHC	France
	Armement Lebert Buisson			RHC	France
	Société de Restauration Nantaise	50%		RHC	France
	Société d'exploitation des Croisières Nantaises	50%	50%	RHC	France
	Société des Thermes de Neyrac-les-bains			RHC	France
	Enis			RSM	France
	Catesco			RSM	France
	Sodexho Chèques et Cartes de Services			SVC	France
EM	Adicarte	42%	42%	SVC	France
	Sodexho Pass International			HOL	France
	Sodexho France			HOL	France
	Universal Sodexho SA			HOL	France
	Sofinsod			HOL	France
	Etinbis			HOL	France
	Etin			HOL	France
	Gardner Merchant Groupe			HOL	France
	Loisirs Développement			HOL	France

Business: FMS = Food and Management Services, RSM = Remote Site Management, SVC = Service Vouchers and Cards, HOL = Holding Company, RHC = River and Harbor Cruises.

		% interest	% voting right	Principal activity	Country
	Holding Altys			HOL	France
	Astilbe	86%	86%	HOL	France
	Holding Sogeres			HOL	France
	AA Developpement			HOL	France

AMERICAS

		% interest	% voting right	Principal activity	Country
	Sodexho, Inc. (sub-consolidation)			FMS	USA
	Abela Enterprises, Inc. (Wood Dining Services) (sub-consolidation)			FMS	USA
	Spirit Cruises			RHC	USA
	Delta Catering Management	49%	49%	RSM	USA
	Universal Sodexho USA, Inc.			HOL	USA
	Universal Services Partnership			RSM	USA
	Universal Services Enterprises Llc			RSM	USA
	Sodexho Pass USA			SVC	USA
	Energy Catering Services Llc			RSM	USA
	Universal Sodexho Empresa de servicios y Campamentos			RSM	Venezuela
	Universal Sodexho Services de Venezuela			RSM	Venezuela
	Universal Sodexho do Brazil Comercial Ltda			RSM	Brazil
	Sodexho Do Brazil Comercial	90%	90%	FMS	Brazil
	Sodexho Argentina			FMS	Argentina
	Sodexho de Colombia	65%	65%	FMS	Colombia
	Sodexho Venezuela Alimentacion y Servicios	70%	70%	FMS	Venezuela
	Sodexho Costa Rica			FMS	Costa Rica
	Sodexho Mexico			FMS	Mexico
	Doyon Universal Services IV	50%	50%	RSM	USA
	Sodexho Peru			RSM	Peru
N	Sodexho Sitios Remotos de Peru			RSM	Peru
N, EM	Bas	33%	33%	FMS	Chile
N	Siges Chile			FMS	Chile
	Sodexho Chile (sub-consolidation)			FMS	Chile
N	Sodexho Mexico Servicios de Personal			FMS	Mexico
N	Sodexho Mantenimiento y Servicios			RSM	Mexico
	Sodexho Pass do Brazil	77%	77%	HOL	Brazil
	Medcheque	50%	65%	SVC	Brazil
	Cardapio Informatica	77%		SVC	Brazil
	National Administracao de Restaurentes	77%		SVC	Brazil
	Sodexho Pass do Brazil Comercial e Servicio	77%		SVC	Brazil
	Sodexho Pass Chile			SVC	Chile
	Sodexho Pass Venezuela	64%	64%	SVC	Venezuela
	Sodexho Pass de Colombia	51%	51%	SVC	Colombia
	Luncheon Tickets	60%	60%	SVC	Argentina
	Promocupon			SVC	Mexico
	Prestaciones Mexicanas Sa de Cv			SVC	Mexico
	Sodexho Servicios Operativos			SVC	Venezuela
	Siges Guyane			FMS	France
	Société Hôtelière de Tourisme de Guyane			FMS	France
	Sodex'Net			FMS	France
	Guyane Propreté			FMS	France
N	La Salamandre			FMS	France
N	Société Guyanaise de Protection et Gardiennage			FMS	France
N	Sodexho Antilles			FMS	France

AFRICA

		% interest	% voting right	Principal activity	Country
	Universal Sodexho Afrique			FMS	Tunisia
	Universal Sodexho North Africa			FMS	Tunisia
	Sodexho Nigeria			FMS	Nigeria
	Universal Sodexho Gabon	90%	90%	FMS	Gabon
	Sodexho Pass Tunisie	49%	49%	SVC	Tunisia
	Sodexho Pass Maroc			SVC	Morocco
	Sodexho Equatorial Guinea	70%	70%	RSM	Equatorial Guinea
	Universal Sodexho Côte d'Ivoire			RSM	Ivory Coast
	Sodexho Cameroun	70%	70%	RSM	Cameroon
	Universal Sodexho Congo			RSM	Congo
	Sodexho Southern Africa (sub-consolidation)	74%	74%	FMS	South Africa
	Sodexho Investments Ltd.			HOL	South Africa
	Sodexho Tanzania			RSM	Tanzania

EUROPE

		% interest	% voting right	Principal activity	Country
	Sodexho Monaco			FMS	Monaco
	Sodexho Belgium			FMS	Belgium
	Altys Belgium	80%		FMS	Belgium
	Restaura			FMS	Belgium
	Sodexho Luxembourg (sub-consolidation)			FMS	Luxembourg
	Sodexho Italia (sub-consolidation)			FMS	Italia
	Sodexho DOO			FMS	Slovenia
	Sodexho Oy			FMS	Finland
	[illegible] (sub-consolidation)			FMS	Sweden
	Sodexho Spain (sub-consolidation)			FMS	Spain
N	[illegible]	80%	80%	FMS	Portugal
	Sodexho Portugal Catering			FMS	Portugal
N	Sodexho Hellas	51%	51%	FMS	Greece
	Sodexho Catering & Services GmbH			FMS	Germany
	[illegible] SCS Catering Services GmbH			FMS	Germany
	Plauen Menu		90%	FMS	Germany
	Baren Menu GmbH	90%	90%	FMS	Germany
	Sodexho AO			FMS	Russia
	Imagor Services			HOL	Belgium
	Sodexho Catering Spol Sro			FMS	Czech Republic
	Sodexho Skolni Hidelny Sro			FMS	Czech Republic
	Sodexho Spoloche			FMS	Slovakia
	Sodexho Magyarorszag Kft			FMS	Hungary
	Zona Vendeglato			FMS	Hungary
	Sodexho Toplu Yemek			FMS	Turkey
	Sodexho Polska Sp. Zoo			FMS	Poland
	Sodexho MM Catering GmbH	91%	91%	FMS	Austria
EM	Agecroft Prison Management	50%	50%	FMS	United Kingdom
	Sodexho Services Group Ltd			HOL	United Kingdom
EM	HPC Limited	25%	25%	FMS	United Kingdom
	Sodexho International Holdings Ltd			HOL	United Kingdom
	Keyline Travel Management			FMS	United Kingdom
	Sodexho Limited			FMS	United Kingdom
	Sodexho Prestige Limited			FMS	United Kingdom
	Universal Sodexho Scotland			RSM	United Kingdom

Business: FMS = Food and Management Services, RSM = Remote Site Management, SVC = Service Vouchers and Cards, HOL = Holding Company, RHC = River and Harbor Cruises.

		% interest	% voting right	Principal activity	Country
N	Harmondsworth Detention Services Ltd	51%	51%	FMS	United Kingdom
	UKDS			FMS	United Kingdom
	Tillery Valley Foods Limited			FMS	United Kingdom
N	Rugby Hospitality 2003 Ltd	55%	55%	FMS	United Kingdom
	Sodexho Holdings Ltd			HOL	United Kingdom
N	Sodexho Education Services Ltd			FMS	United Kingdom
	Sodexho Management Services Ltd			FMS	United Kingdom
	Cadogan Caterers Ltd			FMS	United Kingdom
	Sodexho Services Ltd			FMS	United Kingdom
	Sodexho Support Services			HOL	United Kingdom
	Universal Sodexho Norway			FMS	Norway
	Universal Sodexho Holding Ltd			FMS	United Kingdom
	Universal Services Europe Ltd			FMS	United Kingdom
	Universal Sodexho Nederlands BV			RSM	Netherlands
	Primary Management Aldershot	60%	60%	FMS	United Kingdom
EM	Mercia Healthcare Holding Ltd	25%	25%	FMS	United Kingdom
EM	South Manchester Healthcare Ltd	25%	25%	FMS	United Kingdom
	Sodexho Holdings – Ireland Ltd			HOL	Ireland
	Sodexho Services Limited			FMS	Ireland
	Van Hecke Catering BV			FMS	Netherlands
	Sodexho Nederland BV			FMS	Netherlands
	Sodexho Prestige BV			FMS	Netherlands
	Sodexho Catering Services BV			FMS	Netherlands
	Sodexho Pass Belgium			SVC	Belgium
	Special Event	70%	70%	SVC	Belgium
	Sodexho Pass Luxembourg			SVC	Luxembourg
	Sodexho Pass GmbH			SVC	Germany
	Wergutschein – Systeme GmbH			SVC	Germany
	Sodexho Card Services GmbH	74%	74%	SVC	Germany
	Sodexho Pass Srl			SVC	Italia
	Sodexho Pass Spain	95%		SVC	Spain
	Ticket Menu	95%	95%	SVC	Spain
	Sodexho Pass Austria			SVC	Austria
	Sodexho Pass Limited			SVC	United Kingdom
	Sodexho Pass Hungaria Kft			SVC	Hungary
	Sodexho Pass Ceska Republika			SVC	Czech Republic
	Sodexho Pass Slovak Republic			SVC	Slovakia
	Sodexho Pass Polska			SVC	Poland
	Sodexho Restoran Servisleri AS	80%	80%	SVC	Turkey
	Sodexho Pass Romania			SVC	Roumania

		% interest	% voting right	Principal activity	Country
	Catamaran Cruisers			RHC	United Kingdom
	Florida			HOL	Belgium
	Compagnie Financière Aurore International			HOL	Belgium
	Pazzon			HOL	Switzerland

ASIA-PACIFIC, MIDDLE EAST

		% interest	% voting right	Principal activity	Country
	Kelvin Catering Services	49%	49%	RSM	United Arab Emirates
	Teyseer Services Qatar	49%	49%	RSM	Qatar
	Socat Llc	50%	50%	RSM	Oman
	NCMS	50%	50%	RSM	Saudi Arabia
	Abbar & Zainy	50%	50%	RSM	Saudi Arabia
	SISA Llc			RSM	United Arab Emirates
	Restauration Française (Nouvelle-Calédonie)	72%	72%	FMS	France
N	Sodexho Nouvelle-Calédonie			FMS	France
N	SRRS (La Réunion)			FMS	France
	Sodexho – Singapore			FMS	Singapore
	Sodexho Malaysia			FMS	Malaysia
	Sodexho - Hong Kong Ltd			FMS	Hong Kong
	Sodexho Korea Co Ltd			FMS	Korea
	Universal Sodexho Eurasia			RSM	United Kingdom
	Aims Corporation			FMS	Australia
	Universal Remote Site Services			RSM	Singapore
	PT Universal Ogden Indonesia	50%	50%	RSM	Indonesia
	Sodexho – Australia			FMS	Australia
EM	Serco Sodexho Defence Services Pty Ltd	50%	50%	FMS	Australia
EM	Rowland Sodexho Pty	50%	50%	FMS	Australia
	Sodexho Venues Australia Pty			FMS	Australie
EM	Serco Sodexho Defence Services New Zealand	50%	50%	FMS	New Zealand
N	Minesite Catering Pty Ltd			RSM	Australia
	Sodexho (Tianjing) Catering Company Ltd			FMS	China
	Sodexho Services Company Ltd Shanghai			FMS	China
	Sodexho (Suzhou) Catering Company			FMS	China
	Beijing Sodexho Catering Services Company Ltd			FMS	China
	Guangzhou Sodexho Management Services Ltd			FMS	China
	Sodexho Pass Shanghai			SVC	China
	Sodexho India			FMS	India
	Sodexho Pass Services India			SVC	India
N	Sakhalin Support Services	95%	95%	RSM	Russia
N	Allied Support Sakhalin			RSM	Russia

Business: FMS = Food and Management Services, RSM = Remote Site Management, SVC = Service Vouchers and Cards, HOL = Holding Company, RHC = River and Harbor Cruises.

Auditors' Report on the Consolidated Financial Statements

FOR THE YEAR ENDED AUGUST 31, 2002

Ladies and Gentlemen,

In compliance with the assignment entrusted to us by the General Meeting, we have audited the accompanying consolidated financial statements of Sodexho Alliance, expressed in millions of euro for the year ended August, 31, 2002.

These consolidated financial statements have been approved by the board. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of Sodexho Alliance and its subsidiaries' financial position and their assets and liabilities as of August, 31, 2002, and of the results of their operations for the year then ended in accordance with accounting principles generally accepted in France.

We have also reviewed the information given in the Group's management report. We have no comments as to its fair presentation and its conformity with the consolidated financial statements.

Paris, November, 14, 2002

Statutory Auditors

Befec-Price Waterhouse
Member of PricewaterhouseCoopers
Gérard Dantheny

Olivier Belnet

FINANCIAL RATIOS

		As of the year ended August 31, 2002	As of the year ended August 31, 2001	As of the year ended August 31, 2000
Financial independance	Long-term debt / Shareholders' equity and minority interests	1.0	0.9	0.9
Financing	Permanent capital / Long-term assets	1.0	0.9	0.9
Debt coverage (in years)	Borrowings / Cash provided by operating activities	6.9	6.8	5.4
Return on equity	Group net income / Group shareholders' equity (before Group net income for the year)	8.3%	6.1%	6.4%
Interest cover	EBITA / Net financial expense	3.8	4.7	4.6

EXCHANGE RATES AS OF AND FOR THE YEAR ENDED AUGUST 31, 2002

Country	Currency	Unit		EUR Closing rate August 31, 2002	EUR Average Rate August 31, 2002
EURO ZONE [1]	Euro	1 EUR	=	1.000000	1.000000
AFRICA	CFA Franc (thousands)	1 CFA	=	1.524490	1.524490
ALGERIA	Dinar (thousands)	1 DZD	=	12.692320	13.925504
ARGENTINA	Peso	1 ARS	=	0.280544	0.672984
AUSTRALIA	Dollar	1 AUD	=	0.561798	0.579702
BRAZIL	Real	1 BRL	=	0.338662	0.429154
CANADA	Dollar	1 CAD	=	0.652955	0.698345
CHILE	Peso (thousands)	1 CLP	=	1.431660	1.617680
CHINA	Yuan	1 CNY	=	0.122871	0.132640
COLOMBIA	Peso (thousands)	1 COP	=	0.376800	0.469030
COSTA RICA	Colon (thousands)	1 CRC	=	2.780868	3.160289
CZECH REPUBLIC	Crown (thousands)	1 CZK	=	32.847195	31.633371
DENMARK	Crown	1 DKK	=	0.134677	0.134510
GHANA	Cedi (thousands)	1 GHC	=	0.124689	0.145512
HONG KONG	Dollar	1 HKD	=	0.130383	0.140761
HUNGARY	Forint (thousands)	1 HUF	=	4.078303	4.045540
INDIA	Roupie (thousands)	1 INR	=	20.946795	22.672638
JAPAN	Yen (thousands)	1 JPY	=	8.594757	8.757706
KOREA	Won (thousands)	1 KRW	=	0.850318	0.863777
MALAYSIA	Ringgit	1 MYR	=	0.267080	0.288915
MEXICO	Peso	1 MXN	=	0.102271	0.116945
MOROCCO	Dirham	1 MAD	=	0.095293	0.097056
NEW ZEALAND	Dollar	1 NZD	=	0.476872	0.481362
NIGERIA	Naira (thousands)	1 NGN	=	8.126778	9.488346
NORWAY	Crown	1 NOK	=	0.135474	0.129300
OMAN	Rial	1 OMR	=	2.642008	2.854118
PERU	Sol	1 PEN	=	0.280781	0.315855
POLAND	Zloty	1 PLN	=	0.245580	0.267188
POLYNESIA	CFP Franc	1 XPF	=	0.008380	0.008380
QATAR	Rial	1 QAR	=	0.279104	0.301490
ROMANIA	Leu (thousands)	1 ROL	=	0.030591	0.034083
RUSSIA	Rouble (thousands)	1 RUB	=	32.160752	35.883849
SAUDI ARABIA	Rial	1 SAR	=	0.271164	0.292724
SINGAPORE	Dollar	1 SGD	=	0.581564	0.608363
SLOVAKIA	Crown (thousands)	1 SKK	=	23.036167	23.226076
SLOVENIA	Tolar (thousands)	1 SIT	=	4.391873	4.485606
SOUTH AFRICA	Rand	1 ZAR	=	0.096764	0.105793
SWEDEN	Crown	1 SEK	=	0.109014	0.107721
TANZANIA	Shilling (thousands)	1 TZS	=	1.051138	1.170506
TUNISIA	Dinar	1 TND	=	0.738771	0.763184
TURKEY	Pound (millions)	1 TRL	=	0.624220	0.752298
UNITED ARAB EMIRATES	Dirham	1 AED	=	0.276916	0.298938
UNITED KINGDOM	Pound	1 GBP	=	1.574307	1.605318
UNITED STATES OF AMERICA	Dollar	1 USD	=	1.016984	1.097853
VENEZUELA	Bolivar (thousands)	1 VEB	=	0.719865	1.228810

(1) Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italia, Luxembourg, Netherlands, Portugal, Spain.

3 FIVE YEAR FINANCIAL SUMMARY

(in millions of euro)	As of and for the year ended August 31, 2002	As of and for the year ended August 31, 2001	As of and for the year ended August 31, 2000	As of and for the year ended August 31, 1999	As of and for the year ended August 31, 1998
SHAREHOLDERS' EQUITY					
Group	2,398	2,405	1,411	1,279	1,177
Minority interests	73	131	525	333	251
	2,471	**2,536**	**1,936**	**1,612**	**1,428**
BORROWINGS					
Long-term debt	2,420	2,174	1,830	1,741	1,679
Short-term debt	273	607	179	306	270
NET FIXED ASSETS					
(including deferred charges, excluding loans and other financial assets)	5,140	5,284	4,065	3,667	3,378
CASH AND CASH EQUIVALENTS, RESTRICTED CASH AND MARKETABLE SECURITIES (BEFORE PROVISIONS)	**1,330**	**1,213**	**896**	**759**	**584**
NET DEBT	**1,363**	**1,568**	**1,113**	**1,288**	**1,365**
REVENUES	**12,612**	**11,943**	**10,505**	**9,032**	**6,262**
EBITA	528	586	539	453	292
Consolidated net income (before minority interests and goodwill amortization)	263	249	185	216	111
Minority interests	13	67	69	56	4
Goodwill amortization	67	44	31	28	23
GROUP NET INCOME	**183**	**138**	**85**	**132**	**84**
Average number of shares (1)	158,814,504	138,180,536	134,262,484	133,873,969	129,643,434
Earnings per share (in euro) (2)	1.15	1.00	0.63	0.98	0.65
Dividends per share (in euro) (2)	0.61	0.56	0.56	0.45	0.34
Share price at August 31 (in euro) (2)	29.90	53.00	44.10	38.88	40.02
Highest share price during fiscal year (in euro) (2)	55.75	60.10	48.75	50.00	49.90
Lowest share price during fiscal year (in euro) (2)	25.10	42.00	32.05	33.20	24.35

(1) Represents the arithmetic average of the average number of shares per month. The number of shares in the first three fiscal years has been restated to take into account the March 7th, 2001 four-for-one stock split.
(2) Restated amounts as per note (1).

4 RECONCILIATION OF FRENCH GAAP FINANCIAL STATEMENTS TO U.S. GAAP

The Group's consolidated financial statements have been prepared in accordance with French GAAP (accounting principles generally accepted in France in accordance with CRC no. 99-02, issued June 22, 1999) which, as applied by the Group, differs in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The effects of the application of U.S. GAAP to net income and shareholders' equity are set forth in the tables below. An explanation of the main differences follows.

4-1 RECONCILIATION OF CONSOLIDATED NET INCOME (LOSS)

(in millions of euro)	For the year ended August 31, 2002	For the year ended August 31, 2001
NET INCOME, AS REPORTED UNDER FRENCH GAAP	**183**	**138**
U.S. GAAP adjustments		
Business combinations (a)	(100)	(135)
Stock-based compensation (b)	(10)	(2)
Pensions and postretirement benefits (c)	(3)	2
Investments in marketable equity securities (d)	0	(35)
Detachable stock purchase warrants (e)	(7)	(6)
Derivative financial instruments (f)	(6)	9
Foreign currency transactions	0	(8)
Treasury shares (g)	19	
Other, net (h)	(4)	(14)
Deferred income tax effect (i)	45	27
LAND TECHNOLOGY restatement, net of taxes (j)	19	(10)
Total U.S. GAAP adjustments	**(47)**	**(172)**
NET INCOME (LOSS), AS DETERMINED UNDER U.S. GAAP	136	(34)

4-2 RECONCILIATION OF CONSOLIDATED SHAREHOLDERS' EQUITY

(in millions of euro)	August 31, 2002	August 31, 2001
SHAREHOLDERS' EQUITY, AS REPORTED UNDER FRENCH GAAP	2,398	2,405
U.S. GAAP adjustments		
Business combinations (a)	(337)	(278)
Stock-based compensation (b)	(1)	(2)
Pensions and postretirement benefits (c)	(26)	22
Detachable stock purchase warrants (e)	12	19
Derivative financial instruments (f)	(16)	(10)
Treasury shares (g)	(100)	(29)
Other, net (h)	15	21
Deferred income tax effect (i)	(65)	(100)
LAND TECHNOLOGY restatement (j)		(19)
Total U.S. GAAP adjustments	(518)	(376)
SHAREHOLDERS' EQUITY, AS DETERMINED UNDER U.S. GAAP	1,880	2,029

4-3 CONDENSED U.S. GAAP STATEMENT OF OPERATIONS

(in millions of euro)	For the year ended August, 31 2002	[(1)]2001 Restated (j)
Revenues	12,618	7,557
Other operating income	78	24
Operating expenses, excluding goodwill and intangible assets amortization	(12,166)	(7,284)
Goodwill and intangible assets amortization	(126)	(144)
Operating income	404	153
Interest expense	(203)	(109)
Equity in income (loss) of investees	6	2
Other non-operating income (expense)	33	(7)
Income before income taxes, minority interest and extraordinary item	240	39
Income tax expense	(91)	(61)
Minority interest in net income of consolidated subsidiaries	(13)	(9)
Income (loss) before extraordinary item	136	(31)
Extraordinary loss on extinguishment of debt		(3)
NET INCOME (LOSS)	136	(34)

(1) For fiscal 2001, the most significant differences between the amounts reported in accordance with French GAAP and those reported under U.S. GAAP relate to the accounting for SODEXHO, INC. (formerly, SODEXHO MARRIOTT SERVICES, INC.), which was recorded under the equity method of accounting for U.S. GAAP until the purchase of the 53% of the shares held by third parties on June 20, 2001.

4-4 CONDENSED U.S. GAAP BALANCE SHEET

(in millions of euro)	August 31, 2002	August 31, 2001 Restated (j)
ASSETS		
Current assets		
Cash and cash equivalents	1,044	1,033
Restricted cash	165	152
Accounts receivable	1,457	1,493
Inventories	170	192
Deferred tax assets	79	93
Other current assets	272	260
Total current assets	3,187	3,223
Fixed assets, net	429	436
Goodwill and intangible assets, net	4,514	4,815
Other non-current assets	373	346
TOTAL ASSETS	8,503	8,820

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities		
Current portion of long-term debt	291	625
Accounts payable	1,255	1,268
Vouchers payable	732	729
Accrued expenses and other current liabilities	1,089	1,113
Total current liabilities	3,367	3,735
Long-term debt	2,507	2,232
Other long-term liabilities	304	162
Deferred tax liabilities	372	531
Minority interests	73	131
Shareholders' equity	1,880	2,029
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	8,503	8,820

4-5 NOTES TO RECONCILIATION OF CONSOLIDATED NET INCOME AND CONSOLIDATED SHAREHOLDERS' EQUITY

(a) – Business combinations

Under French GAAP, all of the Group's business combinations are accounted for as purchases. The cost of an acquired company is assigned to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill, which is amortized over its estimated useful life. Where the Group has established a strong presence in a geographic market through an acquisition, an additional intangible asset, market share, is recorded in the allocation of purchase price. In accordance with French GAAP, this market share intangible asset is not amortized. However, it is evaluated annually for impairment. Deferred taxes are not recorded with respect to goodwill or market share under French GAAP.

Under U.S. GAAP, all of the Group's business combinations are accounted for as purchases. In accordance with APB 16, "Business Combinations", and related interpretations (SFAS 141 effective July 1, 2001), the cost of an acquired company is assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. In accordance with U.S. GAAP, customer relationships, trademarks, workforce (for acquisitions completed prior to July 1, 2001), and software intangible assets have been identified with respect to the Group's acquisitions. As a result, part of what was allocated to market share and goodwill under French GAAP is reallocated to these identified intangible assets for U.S. GAAP. The remaining excess of cost over fair value of the net assets acquired is recorded as goodwill. In accordance with APB 17 (SFAS 142 effective September 1, 2001) all intangible assets acquired, including goodwill (through fiscal 2001; thereafter it is no longer amortized), customer relationships, trademarks, software and assembled workforces (through fiscal 2001; thereafter it has been reclassified to goodwill and is no longer amortized), are amortized over their estimated useful lives. A deferred tax liability is recorded with respect to all intangible assets except goodwill. Generally, the amount assigned to goodwill is increased by an amount equal to the deferred taxes recorded.

(b) – Stock-based compensation

The stock-based compensation adjustment primarily relates to the accounting for the Sodexho Alliance International Employee Stock Ownership Plan. On October 18, 2001, the Board of Directors issued 1,385,848 shares at an issue price of EUR 44.10 per share for United States employees and EUR 41.51 for other employees.

Under French GAAP, these transactions are recorded directly in equity upon issuance. Under U.S. GAAP, the plan is considered compensatory and, therefore, results in the recognition of compensation expense for the difference, if any, between the fair value, as determined on the measurement date, and the purchase price of the shares. Total compensation expense recognized under U.S. GAAP with respect to this plan was EUR 11 million for the year ended August 31, 2002.

(c) – Pensions and postretirement benefits

The Group's benefit obligations relating to defined benefit pension and retirement indemnity plans are recorded as a liability in the balance sheet. For funded plans to which the subsidiary makes a contribution, the amount of the contribution is recorded as the annual expense of the plan.

Under U.S. GAAP, the Group accounts for its pension plans in accordance with SFAS 87, "Employers' Accounting for Pensions." Transition obligations have been calculated as of September 1, 1999 as permitted for companies outside the United States and have been amortized over a period of 15 years from the initial implementation date of SFAS 87 in 1989 for pensions and of SFAS 106 in 1995 for other post retirement benefits. For the funded plans where the accumulated benefit obligation exceeded the fair value of the plan assets as of August 31, 2002, an additional minimum liability has been recorded, with a corresponding entry recorded net of tax as other comprehensive income, a component of shareholders' equity. For the funded plans which were in a net asset position as of August 31, 2001, the amount of expense computed under SFAS 87 was lower than that recorded by the Group subsidiary.

(d) – Investments in marketable equity securities

The adjustment for investments in marketable equity securities relates principally to the Group's investment in Corrections Corporation of America ("CCA"). Under French GAAP, this investment was considered an investment in a non-consolidated company. Due principally to the uncertainty of the outcome of litigation between CCA and some of its shareholders, the investment was fully provisioned in fiscal 2000. During fiscal 2001, Sodexho Alliance received EUR 11 million in dividends from CCA and sold its investment, which generated an additional loss of EUR 3 million, net of taxes.

As of August 31, 2000, the Group's investment in CCA was considered available-for-sale under U.S. GAAP. Accordingly, under U.S. GAAP the Group's investment in CCA was written down to its market value as of August 31, 2000 which resulted in a lower write-down than under French GAAP in that year. The decline was considered other than temporary and, therefore, was recognized in earnings of the period. During fiscal 2001, when the investment was sold, an additional charge was recorded under U.S. GAAP to reflect the incremental decline in value from the August 31, 2000 until the sale date.

Under U.S. GAAP, the Group wrote down its investment in CCA to its quoted market value of EUR 35 million as of August 31, 2000 resulting in the recognition of a loss amounting to EUR 32 million for U.S. GAAP for the year ended August 31, 2000. Under French GAAP, the Group recorded a provision and corresponding loss of EUR 72 million for the year ended August 31, 2000. In addition to the EUR 3 million loss described above, which was recognized under French and U.S. GAAP for the year ended August 31, 2001, the Group also recorded an additional loss for U.S. GAAP in fiscal 2001 of EUR 35 million related to the carrying value of the Group's investment in CCA which remained in the U.S. GAAP balance sheet as of August 31, 2000 compared to the French GAAP balance sheet. As of August 31, 2001, the Group had divested its entire investment in CCA.

(e) – Detachable stock purchase warrants

Under French GAAP, detachable stock purchase warrants issued in connection with the issuance of debt obligations are not separated and accounted for apart from the related debt instrument. Under U.S. GAAP, proceeds received for debt obligations issued with detachable stock purchase warrants are required to be allocated between the debt obligation and the stock purchase warrants. Amounts allocated to the stock purchase warrants are accounted for as additional paid in capital and debt discount. The debt discount is required to be amortized to interest expense over the life of the debt obligation by the effective interest method.

(f) – Derivative financial instruments

Under French GAAP, the Group's derivative financial instruments, which primarily include interest rate and cross-currency swap agreements on debt instruments, are considered to hedge the underlying debt. Any interest rate differential is recognized as an adjustment to interest expense over the term of the related underlying debt. For swaps negotiated on inter-company debt, the difference between the amount of the debt at the period end rates and the swapped rates is recorded as debt. Where the hedge is of a net investment in a foreign subsidiary, the resulting foreign currency translation difference is recorded in the currency translation adjustment account in shareholders equity.

Under U.S. GAAP, the Group has accounted for all of its derivative financial instruments (other than those of Sodexho, Inc.) both prior and subsequent to the adoption of SFAS 133 at fair value with changes in fair value of instruments recognized currently in earnings. The aggregate adjustment reflected in the reconciliation of consolidated shareholders' equity and consolidated net income (loss) as of and for the year ended August 31, 2001 and 2000 for "Derivative financial instruments" is comprised entirely of derivative financial instruments accounted for at fair value.

Under U.S. GAAP, Sodexho, Inc.'s interest rate agreements have been designated as cash flow hedges in accordance with SFAS 133. As of August 31, 2002 and 2001, and for the fiscal years then ended, these cash flow hedges were determined to be effective hedges, and accordingly, changes in fair value are reflected in the statement of comprehensive income, a component of shareholders' equity.

(g) – Treasury shares

Under French GAAP, treasury shares are recorded, at cost, as an asset in a company's balance sheet when re-purchased for re-issuance in connection with stock-based compensation plans. A provision is recorded when the shares are expected to re-issued at below their recorded cost. Upon issuance, the difference between the proceeds and the recorded cost, after giving consideration to provisions, if any, is recognized in the profit and loss account as a gain or loss. No provisions were recorded under French GAAP with respect to the Group's treasury shares for the years ended August 31, 2002 (except as described in the following paragraph), 2001, or 2000.

During the year ended August 31, 2002, the Group acquired treasury shares to be reissued in connection with the exercise of certain employee stock options. To the extent that the treasury shares were related to options whose exercise price was higher than the fair value of the shares at August 31, 2002 ("out of the money options"), the Group recorded a provision and corresponding charge, amounting to EUR 19 million, representing the difference between the fair market value of the treasury shares as of August 31, 2002 and their cost. No provision was recorded with respect to treasury shares held for reissuance in connection with the exercise of in the money options (also see note 4.20 to the consolidated financial statements).

Under U.S. GAAP, treasury shares are recorded, at cost, as a reduction of shareholders' equity. Any difference between the recorded cost and proceeds received on a subsequent issuance of the shares is also reflected directly in equity.

(h) – Other, net

Other consists of the impacts on net income (loss) and shareholders' equity for the differences between U.S. GAAP and French GAAP summarized in the table below:

	Net Income (Loss) for the Year Ended August 31,		Shareholders' Equity as of August 31,	
	2002	2001	2002	2001
Provisions for contingencies and losses	(4)	(1)	5	9
Leases	(1)	(3)	(6)	(4)
Scope of consolidation	–	(1)	(1)	(1)
Organization costs	1	(1)	–	(1)
Indirectly-held treasury shares	–	–	31	31
Deferred charges and other	–	(8)	(14)	(13)
Total – Other, net	**(4)**	**(14)**	**15**	**21**

• Provisions for contingencies and losses

Provisions for contingencies and losses may be recognized when there is a possibility of loss and prudence is an important, although not the only, consideration. In general, provisions for risks and charges represent liabilities which have not been settled, or for which the settlement amount or other pertinent information is unknown, as of the balance sheet date. Such amounts are reflected as charges in the income statement in the period in which they are provisioned.

Under U.S. GAAP, provisions for contingencies and losses (liabilities) are recognized for specific existing risks when the related loss is both estimable and probable and subject to additional criteria in certain situations, such as business combinations and restructurings.

• Leases

Under French GAAP, leases that transfer substantially all of the risks and rewards of ownership to the lessee are accounted for as capital leases. All other leases are accounted for as operating leases.

Under U.S. GAAP, lease accounting is based on a series of established quantitative criteria. These criteria are: (i) the lease automatically transfers ownership of the asset to the lessee at the end of the lease, (ii) the lease contains a bargain purchase option exercisable by the lessee, (iii) the term of the lease is equal to or greater than 75% of the estimated useful life of the leased asset at lease inception and (iv) the present value of the future minimum lease payments to be made pursuant to the lease agreement represents 90% or more of the fair value of the leased asset at inception of the lease. A lease meeting any one of these criteria is required to be accounted for as a capital lease by the lessee. All other leases are required to be accounted for as operating leases.

The aggregate impact of the capitalization of leases for U.S. GAAP on total assets is an increase of EUR 67 million and EUR 110 million as of August 31, 2002 and 2001, respectively. The aggregate impact on total liabilities (debt) is an increase of EUR 71 million and EUR 111 million as of August 31, 2002 and 2001, respectively.

• Consolidation

Under French GAAP, the Group does not consolidate certain insignificant subsidiaries. Under U.S. GAAP, the Group consolidates all subsidiaries which it has the ability to control regardless of significance. The net impact on the Group financial statements of consolidating these subsidiaries in U.S. GAAP was not material in any of the periods presented.

• Organization costs

Under French GAAP, certain organization costs are capitalized and amortized over a period not exceeding five years. Under U.S. GAAP, organization costs are required to be expensed as incurred.

• Indirectly-held treasury shares

As of August 31, 2002, Sofinsod indirectly held 5.57% of Sodexho Alliance SA, through its interest in 14.4% of the capital of Bellon SA, which held 38.69% of Sodexho Alliance.

As of August 31, 2002, Etinbis held 43.1% of the Société Financière de la Porte Verte, which held 4.1% of the capital of Bellon SA.

Under French GAAP, these outstanding common shares which are indirectly owned by consolidated subsidiaries of the Group are considered treasury shares. A portion of the Group's investment in these subsidiaries is reclassified and treated as a reduction of equity in the consolidated French GAAP financial statements. Under U.S. GAAP, these indirectly-held shares are not considered treasury shares because the subsidiaries of the Group do not control the entity which actually owns the shares in the Group. Therefore, no such reclassification between investments and shareholders' equity is made under U.S. GAAP. Indirectly-held treasury shares are considered outstanding for purposes of computing earnings-per-share under French and U.S. GAAP.

• Deferred charges and other

Under French GAAP, certain costs, such as costs incurred for strategic consultancy studies and in certain cases, contract mobilization costs, can be capitalized and amortized over their estimated useful lives of three to five years, if the cost is expected to provide a future benefit. U.S. GAAP requires that such costs be expensed as incurred.

(i) – Deferred income tax effect of U.S. GAAP adjustments

This reconciliation item includes the tax effects of the U.S. GAAP adjustments reflected in the reconciliations of shareholders' equity and net income (loss) except for the fiscal 2001 adjustment related to Sodexho Marriott Services, Inc., which is reflected net of taxes in the business combinations adjustment.

(j) – Land Technology restatement

French GAAP requires the correction of an error to be recorded in the year in which the error is detected. U.S. GAAP requires all prior years affected by the error to be restated. In accordance with U.S. GAAP, the effect of the error with respect to the Land Technology subsidiary, where assets related to revenues for which realization was uncertain were recorded during the period from 1999 through February 28, 2002, has been reflected in each of the years presented.

5 CAPITAL SPENDING STRATEGY

Sodexho's capital spending strategy objective is to develop the Group's activity, focusing on organic growth and client investments.

(in millions of euro)	Year ended August 31, 2002	Year ended August 31, 2001	Year ended August 31, 2000
Acquisitions of property, plant and equipment and intangibles	297	233	174
Acquisitions of equity interests	107	1,767	93

6 RISK MANAGEMENT

The group has long established clear guidelines to manage and assess risks at the appropriate level within the organization. A "Group Financial Policies" handbook is widely distributed, and is supported by clear internal delegation limits which all managers formally agree to with their hierarchical superior.

This means, for example:

• all new contracts with annual sales exceeding EUR 5 million must be approved by a member of the Executive Committee;

• development projects – whether involving capital or revenue expenditure or commitments in excess of EUR 350,000, the creation of new subsidiaries, joint ventures or partnership arrangements – are discussed with the Group Investment Committee, which comprises members of the Executive Committee and meets monthly;

• international supply agreements are approved by the Chief Operating Officer Continental Europe and International Purchasing Manager;

• only the Chairman and Chief Executive Officer is empowered by the Board of Directors to give Sodexho Alliance financial guarantees and performance bonds. Guarantees given by Group subsidiaries require prior approval by the Group Chief Financial Officer.

For two years, there has been considerable IT investment in the Group reporting systems. This investment, which is intended to provide our teams with management tools, allows the hierarchy to maintain appropriate control and managers to monitor their income statements, balance sheets and cash flows. Monthly reporting allows Group management to control and understand risks.

Moreover, the risk and legal managers at local and Group level work up-front with operational teams. They ensure that contractual negotiations are conducted equitably; that risks are limited to contractual service obligations with a cap and a deadline; that the appropriate risk cover is in place and that all other adequate measures are taken to transfer the risk.

A – Labor

As far as we are aware, the Group is not exposed to any particular labor risks other than those in the normal course of business.

Moreover, the Group follows a prevention and security policy.

B – Environmental risks

As a food and management services provider, our Group is exposed to a very limited number of environmental risks. The Group is continuing to develop an environmental risk prevention policy.

Moreover, the Group limits its contractual risks by inserting limited responsibility or risk transfer clauses.

C – Legal risks

The nature of the Group's activities and its international presence subject us to numerous regulations: labor, competition, company environmental, health and safety laws.

The Group has set up the required frameworks to ensure that we abide by these laws. Moreover, these rules may have a direct impact on services. For example, our Service Vouchers and Cards activity is subject to national fiscal and labor laws. Important changes in the laws permitting the issue of vouchers and cards can create new contractual opportunities or can jeopardize existing contracts.

D – Exchange and interest rate risk

Sodexho Alliance uses derivative instruments to manage risks related to interest rates and foreign exchange rate volatility.

Policies developed by the Board of Directors, the Chairman and Chief Executive Officer and the Chief Financial Officer are designed to avoid speculative risk and:

- hedge a significant majority of debt to fix interest rates;
- cover foreign exchange volatility on borrowings by any subsidiary expressed in foreign currencies;
- manage and spread counterparty risk. Transactions can only be entered into with counterparties that have an ISDA master agreement or equivalent in place with the group company concerned;
- limit the maturity of individual transactions to the contractual term of the underlying borrowings being hedged;
- limit forward currency purchasing agreements to cover food and supply procurement costs (relevant in the remote site business) to a maximum period of twelve months.

A description of all proposed transactions supported by a financial and business analysis is submitted to the Chairman and Chief Executive Officer and Group Chief Financial Officer, and as appropriate, the Board of Directors. Details of the Group's current foreign currency and interest rate derivative arrangements are given in the Financial Report (Note 4.20, page 106).

E – Insurance

The Group has set up adequate insurance cover with first rank insurers covering the risks that management, to the best of its knowledge, has identified.

7 EMPLOYEE PROFIT SHARING

For the last five years, the Group has paid the following amounts as employee profit sharing (expressed in millions of euro):

2001-2002	2000-2001	1999-2000	1998-1999	1997-1998
8.1	8.0	6.2	5.1	6.5

8 COMPENSATION AND BENEFITS PROVIDED TO CERTAIN EXECUTIVES

For fiscal 2001-2002, the aggregate compensation (basic salaries, bonuses, and benefits-in-kind consisting of a company car and additional pension benefits) received by the six members of the Executive Committee was EUR 2,758,902.

Stock options granted to Executive Management and to the ten employees (excluding directors) who have the largest number of stock options

	Number of call options granted	Exercise price (in euro)	Exercise date	Plan
Options granted during fiscal 2001-2002 to the 10 employees (excluding directors) who received the largest number of stock options	245,000	47	From 01/11/2006 to 01/10/2008 included	01/11/2002
Options exercised during fiscal 2001-2002 by the 10 employees (excluding directors) who exercised the largest number of stock options	1,670 17,996	21.68 27.11	12/11/01 Between 01/11/2002 and 04/18/2002	12/12/96 11/12/97

9 LEGAL PROCEEDINGS

9-1 SODEXHO PASS LEBANON

In connection with the expansion of its activities in Lebanon, Sodexho Pass International SA (SPI), a subsidiary of Sodexho Alliance SA, acquired 40% of the share capital of Sodexho Pass Lebanon. Prior to the commencement of operating activities, SPI exerted its right to cancel the agreement due to a misunderstanding with one of the partners, the manager of Sodexho Pass Lebanon. The Lebanon partners are claiming damages up to USD 27 million from SPI. Based on the advice of external legal counsel, our exposure with respect to this case is a maximum of USD 400,000, and an appropriate amount has been accrued in the financial statements as of August 31, 2002.

9-2 MC REYNOLDS VS. SODEXHO MARRIOTT SERVICES, INC.

On March 8, 2001, ten current and former employees of Marriott Management Services, Inc., which later became Sodexho Marriott Services, Inc. and is now Sodexho, Inc., filed a lawsuit alleging that they and other African-American salaried employees were discriminated against on the basis of their race. The plaintiffs' complaint alleges unspecified damages on behalf of a class of over 2,600 current and former employees of Sodexho, Inc. relating to the period commencing March 27, 1998, as well as reimbursement of plaintiffs' costs and attorneys' fees. Sodexho has denied the plaintiffs' allegations and is vigorously defending the lawsuit. On June 25, 2002, the district court certified the case as a class action for purposes of determining liability. Sodexho, Inc. has appealed this decision.

The parties to this litigation have commenced discovery. In fiscal 2002, a provision of 11 million euro was recorded for defense costs anticipated in connection with this lawsuit. A resolution of plaintiffs' claims in their favor could have a material effect on our net income.

To our knowledge at this time, no other exceptional events or legal proceedings are pending or considered probable of occuring or having occured, which would have a material impact on the financial position, the activities, the net worth or the net income of Sodexho Alliance of the Group.

Statutory Financial Statements

INCOME STATEMENT

(in thousands of euro)	Year ended August 31, 2002	Year ended August 31, 2001	Year ended August 31, 2000
REVENUES	**81,445**	**77,091**	**80,619**
Other income	46,409	55,272	38,355
Purchases	(2,622)	(1,251)	(1,141)
Employee costs	(22,035)	(23,416)	(23,415)
Other external charges	(60,966)	(118,117)	(61,897)
Taxes, other than income taxes	(2,048)	(3,479)	(3,241)
Depreciation and increase in provisions	(7,334)	(5,680)	(3,208)
EARNINGS BEFORE INTEREST, EXCEPTIONAL ITEMS AND INCOME TAXES	**32,849**	**(19,580)**	**26,072**
Financial expense, net	(1,713)	139,678	(37,746)
Exceptional (expense)/income, net	(7,222)	715,887	(3,837)
Income taxes	34,846	19,092	289
NET INCOME (LOSS)	**58,760**	**855,077**	**(15,222)**

BALANCE SHEET

ASSETS (in thousands of euro)	August 31, 2002	August 31, 2001	August 31, 2000
FIXED AND INTANGIBLE ASSETS, NET			
Intangible assets	16,314	20,121	16,249
Property, plant and equipment	6,733	7,539	7,461
Financial investments	4,158,957	3,619,380	1,482,721
• Total fixed and intangible assets, net	**4,182,004**	**3,647,040**	**1,506,431**
CURRENT AND OTHER ASSETS			
Accounts receivable, net	35,758	30,290	23,172
Prepaid expenses, other receivable and other assets	92,133	64,056	56,096
Marketable securities	140,864	46,479	15,338
Cash	21,425	158,892	4,223
• Total current and other assets	**290,180**	**299,717**	**98,829**
TOTAL ASSETS	**4,472,184**	**3,946,757**	**1,605,260**

SHAREHOLDERS' EQUITY AND LIABILITIES (in thousands of euro)	August 31, 2002	August 31, 2001	August 31, 2000
SHAREHOLDERS' EQUITY			
Common stock	636,086	630,239	537,400
Additional paid in capital	1,185,725	1,137,052	215,586
Consolidated reserves	914,818	943,860	163,670
• Total shareholders' equity	**2,736,629**	**2,711,151**	**916,656**
• Provisions for contingencies and losses	**16,602**	**10,497**	**10,292**
LIABILITIES			
Borrowings	1,644,563	1,155,948	616,048
Accounts payable	11,541	22,199	15,359
Other liabilities	62,849	46,962	46,905
• Total liabilities	**1,718,953**	**1,225,109**	**678,312**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**4,472,184**	**3,946,757**	**1,605,260**

3 STATEMENT OF CASH FLOW

(in thousands of euro)	Fiscal year 2001-2002	Fiscal year 2000-2001	Fiscal year 1999-2000
OPERATING ACTIVITIES			
Net income	58,760	855,077	(15,223)
Noncash items: depreciation and provisions	37,730	(66,634)	88,005
Losses (gains) on disposals and other, net of tax	(5,755)	(717,362)	(455)
• Cash provided by operating activities	**90,735**	**71,081**	**72,327**
Change in working capital from operating activities	(32,825)	(5,582)	(16,609)
• Net cash flow provided by operating activities	**57,910**	**65,499**	**55,718**
INVESTING ACTIVITIES			
Tangible and intangible fixed assets	(543,026)	(2,189,748)	(318,098)
Fixed asset disposals	8,236	1,131,639	1,723
Change in other financial assets	456	230	478
Change in working capital from investing activities	(371)	536	(8,284)
• Net cash used in investing activities	**(534,705)**	**(1,057,343)**	**(324,181)**
FINANCING ACTIVITIES			
Dividends paid to parent company shareholders	(87,802)	(74,886)	(59,501)
Increase in shareholders' equity	54,520	1,014,305	3,716
Proceeds from borrowings	1,072,570	537,576	0
Repayment of borrowings	(610,146)	0	(102,897)
Change in bank overdrafts	449	2,312	40
Change in working capital from financing activities	18,877	(301,423)	340,573
• Net cash provided by (used in) financing activities	**448,468**	**1,177,884**	**181,931**
INCREASE IN NET CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES	**(28,327)**	**186,040**	**(86,532)**
Net cash, cash equivalents and marketable securities as of beginning of period	205,371	19,559	106,091
Add: opening provisions	228	0	0
Net cash, cash equivalents and marketable securities as of end of period	162,291	205,371	19,559
Add: closing provisions	14,981	228	0
INCREASE IN NET CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES	**(28,327)**	**186,040**	**(86,532)**

1 SIGNIFICANT EVENTS DURING THE YEAR

The International Employee Stock Option Plan closed in **October 2001** and resulted in the subscription of 1,385,848 shares by 19,000 Group employees. This increased equity by EUR 52,613,000, net of transaction costs.

On March 25, 2002, Sodexho Alliance issued bonds for a nominal amount of EUR 1 billion, consisting of certificates with a value of EUR 10,000 and EUR 100,000. The bonds have a fixed interest rate of 5.875%, payable annually on March 25.

On March 28, 2002, Sodexho Alliance increased the share capital of Sodexho, Inc., by capitalising a loan of USD 310,772,000 (EUR 355,277,000).

On April 3, 2002, Sodexho Alliance was listed on the New York Stock Exchange.

Creation, acquisition and sale of subsidiaries

• During the fiscal year, Sodexho Alliance created the following subsidiaries: Sodexho Sitios Remotos Peru Sac, Sodexho Antilles Sas, Siges Chili sa.

• **On November 6, 2001,** Sodexho Alliance bought 46,000 Sogeres shares from BNP Paribas. Sodexho Alliance directly holds 39.98% of this company.

• **On February 27, 2002,** Sodexho Alliance acquired 51% of Interstate Catering sa in Greece.

• **On February 28, 2002,** Sodexho Alliance sold its subsidiary Sodexho Pass Venezuela to Sodexho Pass International.

• **On April 12, 2002,** Sodexho Alliance purchased 80.10% of the company Lisrestal in Portugal.

• **On July 31, 2002,** Sodexho Alliance was named the liquidator of the company Linspire. As a result, Sodexho Alliance became the direct owner of 480,000 Sodexho Italy shares, increasing its direct investment in this company from 72.71% to 98%.

• **On July 31, 2002,** Sodexho Alliance acquired 15,977,500 shares of Sodexho Hong Kong shares, increasing its investment from 55.62% to 100%.

• **On August 30, 2002,** the company Guyane Prestation was sold.

2 SUMMARY OF SIGNIFICANT ACCOUNTING AND VALUATION POLICIES

The financial statements have been prepared in accordance with French law and with French generally accepted accounting principles.

• Amounts in the tables in the notes to the financial statements are expressed in thousands of euro.

• Financial investments have been valued at their historical cost at the date of acquisition, less any provision for diminution in value. A possible diminution in value is determined by considering the net worth of the subsidiary, its profitability and future prospects.

• For tangible fixed assets, straight line depreciation is considered to appropriately reflect the decline in the economic value of the assets.

• The following depreciation rates are used:

– Buildings	5%
– Facilities and fixtures	10% and 20%
– Plant and machinery	between 10% and 25%
– Vehicles	25%
– Office and computer equipment	20% and 25%
– Other fixed assets	10%

• Inventories are valued on a first-in first-out basis.

• Amounts in the exceptional result are items which are not related to operating activities, as well as certain items which are exceptional by their nature but which relate to operating activities.

• The balance sheet and income statement of Sodexho Alliance include amounts for foreign branches.

3 TANGIBLE AND INTANGIBLE FIXED ASSETS

(in thousands of euro)	August 31, 2001	Additions during the fiscal year	Disposals during the fiscal year	August 31, 2002
• Intangible fixed assets	24,129	1,799	2,399	**23,529**
• Tangible fixed assets	14,095	882	1,436	**13,541**
• Financial investments				
Investments	3,283,080	544,201	780	3,826,501
Loans related to investments	372,494	372,330	365,464	379,360
Other long-term investments	2,491	45	489	2,047
• Total financial investments	**3,658,065**	**916,576**	**366,733**	**4,207,908**
TOTAL	**3,696,289**	**919,257**	**370,568**	**4,244,978**

On March 28, 2002, Sodexho Alliance loaned its subsidiary Sodexho, Inc. USD 309,000,000. A cross-currency swap was also negotiated on this amount. The loan shown in the balance sheet is the swapped amount.

4 DEPRECIATION AND AMORTIZATION

(in thousands of euro)	Depreciation & amortization, August 31, 2001	Increase/expense in fiscal year	Depreciation & amortization on disposals	Depreciation & amortization, August 31, 2002
Intangible fixed assets	4,008	4,180	973	7,215
Tangible fixed assets	6,557	1,396	1,145	6,808
Deferred charges	2,049	1,154	134	3,069
TOTAL	**12,614**	**6,730**	**2,252**	**17,092**

5 PROVISIONS

(in thousands of euro)	August 31, 2001	Charge in fiscal year	Release in fiscal year	August 31, 2002
• Provisions for contingencies and losses	10,497	9,328	3,223	16,602
• Provisions for diminution in value				
– tangible fixed assets	0	0	0	0
– financial investments	38,685	21,438	11,172	48,951
– other	2,909	15,128	514	17,523
• Total provisions for diminution in value	41,594	36,566	11,686	66,474
TOTAL	52,091	45,894	14,909	83,076
Nature of charges and releases – operating		604	512	
– financial		37,383	12,262	
– exceptional		7,907	2,135	

At August 31, 2002, the principal provisions are:

• Provision for treasury shares	14,147
• Provision for miscellaneous risks	8,921
• Provision for tax risk	1,549
• Provision for exchange losses	964

• Provision for investments, related loans, current accounts, amounts owing by and net equity risk of subsidiaries:

SODEXHO VENUES AUSTRALIA	12,285
SODEXHO SCANDINAVIAN HOLDING AB	7,783
GARDNER MERCHANT GROUPE	5,464
SODEXHO AUSTRALIA	5,029
SDSP	4,276
SODEXHO MEXICO	3,140
Other	8,768

6 UNREALIZED EXCHANGE DIFFERENCES

Fully provided unrealized losses amount to EUR 964,000.
Unrealized gains amount to EUR 202,000.
The unrealized exchange loss has been fully provisioned.

MATURITIES OF RECEIVABLES, PREPAID EXPENSES AND LIABILITIES

RECEIVABLES AND PREPAID EXPENSES *(in thousands of euro)*	Gross amounts	Less than 1 year	More than 1 year
Loans related to investments	379,360	362,620	16,740
Loans	1,138	0	1,138
Advances and payments on account	448	448	0
Trade receivables and related accounts	36,316	36,316	0
Other operating receivables	5,513	5,513	0
Amounts owed by subsidiaries	63,921	63,921	0
Other non-operating receivables	17,947	17,947	0
Prepaid expenses	1,498	1,498	0
TOTAL	**506,141**	**488,263**	**17,878**

There are no bills of exchange included in receivables.

PAYABLES *(in thousands of euro)*	Gross amounts	Less than 1 year	More than 1 year	More than 5 years
Bonds	1,641,386	36,488	304,898	1,300,000
Amounts owed to financial institutions	0	0	0	0
Other financial debt	14	0	0	14
Client advances	161	161	0	0
Accounts payable	11,541	11,541	0	0
Other payables	34,171	29,994	4,177	0
Amounts owed to subsidiaries	28,188	28,188	0	0
Income taxes	26	26	0	0
Deferred income	102	102	0	0
TOTAL	**1,715,589**	**106,500**	**309,075**	**1,300,014**

There are no bills of exchange included in payables.

RELATED COMPANY INFORMATION

(in thousands of euro)	Subsidiaries	Associated and non-consolidated companies
ASSETS		
Investments	3,827,470	38
Loans related to investments	374,394	4,966
Other investments	76	0
Trade receivables and related accounts	21,824	2,209
Amounts owed by subsidiaries	63,917	1
Non-operating receivables	139	0
LIABILITIES		
Payments received on accounts	0	0
Accounts payable	3,547	90
Other operating payables	18	0
Other non-operating payables	4,181	0
Amounts owed to subsidiaries	28,161	0
INCOME STATEMENT		
Financial income	24,089	2
Financial expense	4,022	0

9 VALUATION DIFFERENCES ON FUNGIBLE CURRENT ASSETS

Deposits and marketable securities include:

- EUR 115,391,000 mutual funds valued at cost. Their market value at the end of the fiscal year is EUR 114,556,000. EUR 835,000 has been provided for as of August 31, 2002.
- The 937,740 treasury shares held by SODEXHO ALLIANCE for EUR 40,455,000 have been provisioned taking into account the average share price over the last 20 days on the Stock Exchange.

During the fiscal year, SODEXHO ALLIANCE purchased 2,123,500 of its own shares for EUR 95,496,000 and transferred 1,825,000 shares to SODEXHO AWARDS, INC. for EUR 83,997,000.

10 ACCRUED INCOME

(in thousands of euro)

Financial investments	13,548
Trade receivables and related accounts	790
Other operating receivables	277
Total	**14,615**

11 ACCRUED EXPENSES

(in thousands of euro)

Debt	36,487
Accounts payable	3,830
Tax, payroll and social security payables	10,425
Other payables	77
Total	**50,819**

12 PREPAID EXPENSES AND DEFERRED INCOME

Prepaid expenses of EUR 1,498,000 include amounts for insurance of EUR 763,000, fees of EUR 371,000, and rent and related charges of EUR 267,000.

Deferred income of EUR 102,000 represents services to be rendered.

13 DEFERRED CHARGES

Deferred charges are amortized over:

- 28 months for costs of EUR 54,000 relating to an operating contract.
- 3 years for the costs of EUR 205,000 relating to the development of the SODEXHO intranet.
- 10 years for the 1999 bond issuance costs totalling EUR 2,472,000.
- 5 years for other loans of EUR 934,000.

14 SHAREHOLDERS' EQUITY

14-1 COMMON STOCK

	Number of shares	Amount in euro
As of August 31, 2001	157,559,654	630,238,616
• Conversion of 3,226 of the 1996 warrants	53,745	214,980
• Exercice of stock options	22,169	88,676
• Share capital increase for International Employee Stock Ownership Plan	1,385,848	5,543,392
As of August 31, 2002	**159,021,416**	**636,085,664**

At August 31, 2002, the common stock totalled EUR 636,085,664 and included 11,576,642 shares with double voting rights.

14-2 CHANGE IN SHAREHOLDERS' EQUITY

(in thousands of euro)

Shareholders' equity at close of previous fiscal year	2,711,151
Share capital increase	59,434
Costs relating to increase recorded in additional paid-in capital	(4,915)
Dividend payments	(89,009)
Dividend paid on treasury shares	1,207
Net income for the year	58,760
Shareholders' equity at close of fiscal year	**2,736,628**

15 BONDS

15-1 1996 BONDS

On May 22, 1996, SODEXHO ALLIANCE issued 400,000 bonds with a nominal value of EUR 762.25 each, representing a total of EUR 304,898,000 (FRF 2 billion). Each bond carries one warrant, which after the share capital increases in December 1997 and April 1998, entitles the bearer to purchase 16.88 shares for EUR 411.61 (FRF 2,700).

The bonds will be fully redeemable at par on June 7, 2004.

The bonds carry interest at six percent per annum, which is payable in full on June 7 annually.

There were 400,000 bonds and 374,782 warrants outstanding at August 31, 2002.

15-2 MARCH 1999 BONDS

On March 16, 1999, SODEXHO ALLIANCE issued 300,000 fixed-rate bonds with a nominal value of EUR 1,000 each, representing a total of EUR 300 million.

The bonds will be fully redeemable at par on March 16, 2009. The bonds carry interest at 4.625% per annum, which is payable in full on March 16 annually, and commenced on March 16, 2000.

There were 300,000 bonds outstanding at August 31, 2001.

15-3 MARCH 2002 BONDS

On March 25, 2002, Sodexho Alliance issued fixed rate bonds with nominal values of EUR 10,000 and EUR 100,000, representing a total of EUR 1 billion.
The bonds carry interest at 5.875% per annum, which is payable in full on March 25 annually, commencing on March 25, 2003.
The bonds will be fully redeemable at par on March 25, 2009.
A portion of the proceeds from the bond issuance, in the amount of USD 309 million, was loaned to Sodexho, Inc.

16 MARKET QUOTES

(in euro)	August 31, 2002	August 31, 2001
Shares	29.90	53.00
6% bonds – June 1996	788.64	780.16
1996 warrants – June 1996	145.80	495.00
4.625% bonds - March 1999	974.19	925.50
5.875% bonds - March 2002	102.70% (1)	0.00

(1) Amount expressed as a percentage of the nominal value of the shares (EUR 10,000 or EUR 100,000).

17 ANALYSIS OF NET REVENUES

By activities *(in thousands of euro)*	
• Food and management services	21,788
• Holding Company Services	58,271
• Other	1,386
Total	**81,445**

By geographic area	
• Mainland France	71,498
• French Overseas Departments and Territories	9,947
Total	**81,445**

18 ANALYSIS OF INCOME TAXES

(in thousands of euro)	Earnings before income tax	Income tax	Earnings after income tax
Operating profit	32,849	(11,690)	21,159
Net financial (expense)/income	(1,713)	21,479	19,766
Net exceptional (expense)/income	(7,222)	25,057	17,835
Total	**23,914**	**34,846 (1)**	**58,760**

(1) This amount principally includes French group relief of EUR 15 million and worldwide group relief of EUR 14 million.

19 CAPITAL LEASES

(in thousands of euro)	Buildings	Fixtures and fittings, plant and machinery	Vehicles	Office equipment	Total
Original cost	9,942	2,233	76	13	12,264
Acquisitions	0	0	48	83	131
Disposals	0	0	0	0	0
• Total	**9,942**	**2,233**	**124**	**96**	**12,395**
DEPRECIATION					
Accumulated depreciation August 31, 2001	2,188	1,212	80	23	3,503
Disposals	0	0	0	0	0
Charge for the fiscal year	882	668	10	20	1,580
• Total	**3,070**	**1,880**	**90**	**43**	**5,083**
LEASE PAYMENTS SETTLED TO DATE					
Total for prior fiscal years	3,498	1,357	209	11	5,075
Disposals	0	0	(110)	0	(110)
Payment for the period	1,513	724	11	22	2,270
• Total	**5,011**	**2,081**	**110**	**33**	**7,235**
OUTSTANDING LEASE PAYMENTS					
Less than one year	1,498	702	14	24	2,238
More than one year and less than five years	5,763	292	21	34	6,110
More than five years	1,791	2	0	0	1,793
• Total	**9,052**	**996**	**35**	**58**	**10,141**
RESIDUAL VALUES					
Less than one year	0	0	0	1	1
More than one year and less than five years	0	0	0	0	0
More than five years	0	0	0	0	0
• Total	**0**	**0**	**0**	1	1
AMOUNT EXPENSED DURING THE YEAR	**1,502**	744	11	22	2,279

20 FINANCIAL COMMITMENTS

Commitments given	
• Guarantees and deposits	1,298,305
Commitments on behalf of subsidiaries, and associated and non-consolidated companies included in guarantees and deposits	1,296,118
Support letters	2,556
Tender guarantees	1,800
Pension commitments	**819**
Commitments received	
• Guarantees and deposits	1,607,523
Financial instrument commitments	

In order to match cash flows and debt repayments in the UK, SODEXHO ALLIANCE negotiated two cross-currency swaps in October 1999 [capped LIBOR against 5.25% in pounds sterling against euro on an intercompany loan of EUR 93,000,000 (EUR 84,000,000 as of August 31, 2002)].

In March 2002, a cross-currency swap was negotiated on a loan of USD 309,000,000 to SODEXHO, INC. repayable over five years (6.325% against 6.5775% in euro against U.S. dollars).

In October 1999, SODEXHO ALLIANCE negotiated an interest rate swap maturing in 2004 on an amount of EUR 68,000,000, which converted fixed rate debt at 5.2% to EURIBOR.

21 PRINCIPAL DEFERRED TAX ASSETS AND LIABILITIES

Liabilities	
• Deferred charges	3,664
• Share of expenses on parent company dividends receivable	677
Assets	
• Provision for bad debts	361
• Other provisions not currently deductible	865

The deferred tax liability arising from this deferred tax base is EUR 1,103,000.

22 PENSION COMMITMENTS

SODEXHO ALLIANCE has no commitments in relation to pensions, supplementary retirement payments and other related payments to its employees.

Upon the retirement of an employee, the company pays the amounts agreed in the company agreement.

Amounts payable on retirement have been calculated based on the amounts earned as of the end of the fiscal year, including consideration of assumed final salaries and assumptions with respect to discounting and the employees' term of employment with the company.

These commitments, which have not been provided for in the statutory financial statements, are evaluated at EUR 819,000.

23 AVERAGE NUMBER OF EMPLOYEES DURING FISCAL YEAR

Managers	149
Supervisors	58
Other staff	124
Apprentices	2
Total	**333**

24 COMPENSATION OF DIRECTORS

The amount allocated as attendance fees to directors during the fiscal year was EUR 110,000.

25 FRENCH TAX CONSOLIDATION

As holding company of a group of French companies, SODEXHO ALLIANCE elected to follow the French tax regime on August 30, 1988.

SODEXHO ALLIANCE is the only company liable for tax for the whole of this French group.

The subsidiaries calculate tax payable as if there were no tax consolidation. Any tax savings or expense arising from the tax consolidation is recorded in the accounts of SODEXHO ALLIANCE.

Within the tax consolidation agreement between SODEXHO ALLIANCE and its subsidiaries, the tax savings arising from tax losses of the subsidiaries are refunded to the subsidiary if utilized before the end of the loss carry-forward period.

The amount of losses at August 31, 2002 for fiscal 2001-2002 was EUR 15,824,000, resulting in refundable tax of EUR 5,582,000.

Losses imputed to and utilized by subsidiaries in fiscal 2001-2002 amounted to EUR 4,059,000, corresponding to a tax credit of EUR 1,413,000. Losses which can no longer be utilized amounted to EUR 1,640,000.

Outstanding unutilized losses at August 31, 2002 amounted to EUR 48,040,000, corresponding to a tax credit of EUR 16,997,000.

26 CONSOLIDATION

SODEXHO ALLIANCE is consolidated in the accounts of BELLON SA, which has its headquarters at 5, place de la Joliette in Marseilles.

27 EXCHANGE RATES

The exchange rates used in the table of subsidiaries and associates are the following:

Country	Currency	Unit	=	Euro
AFRICA	CFA franc (thousands)	1 CFA	=	1.5245
ALGERIA	Dinar (thousands)	1 DZD	=	12.6923
ARGENTINA	Peso	1 ARS	=	0.2805
AUSTRALIA	Dollar	1 AUD	=	0.5618
BELGIUM	Euro	1 EUR	=	1.0000
CHILE	Peso (thousands)	1 CLP	=	1.4317
FINLAND	Euro	1 EUR	=	1.0000
FRANCE	Euro	1 EUR	=	1.0000
GERMANY	Euro	1 EUR	=	1.0000
HUNGARY	Forint (thousands)	1 HUF	=	4.0783
ITALY	Euro	1 EUR	=	1.0000
JAPAN	Yen (thousands)	1 JPY	=	8.5948
KUWEIT	Dinar	1 KWD	=	3.3670
LUXEMBOURG	Euro	1 EUR	=	1.0000
MEXICO	Peso	1 MXN	=	0.1023
NETHERLANDS	Euro	1 EUR	=	1.0000
NIGERIA	Naira (thousands)	1 NGN	=	8.1268
POLYNESIA	CFP franc	1 XPF	=	0.00838
SAUDI ARABIA	Rial	1 SAR	=	0.2712
SINGAPORE	Dollar	1 SGD	=	0.5816
SOUTH AFRICA	Rand	1 ZAR	=	0.0968
SPAIN	Euro	1 EUR	=	1.0000
SWEDEN	Crown	1 SEK	=	0.1090
TANZANIA	Shilling (thousands)	1 TZS	=	1.0511
UNITED KINGDOM	Pound	1 GBP	=	1.5743
UNITED STATES OF AMERICA	Dollar	1 USD	=	1.0170

LIST OF SUBSIDIARIES AND ASSOCIATES (continued)

(in thousands of euro)	Common stock	Other shareholders' equity	Percentage of shares held	Book value of investment	
				Cost	Net book value
DETAILED INFORMATION					
• French subsidiaries					
Astilbe	302,488	(3,708)	85.71%	259,275	259,275
Universal Sodexho SA	30,585	18,248	99.99%	30,272	30,272
Gardner Merchant Groupe	34,330	(32,813)	99.99%	12,348	6,885
Holding Altys	8,016	4,567	100.00%	8,016	8,016
Holding Sogeres	6,098	7,472	100.00%	107,277	107,277
Société Française de Restauration	10,643	1,424	93.49%	12,553	12,553
Sofinsod	21,111	60,830	99.99%	71,765	71,765
Sodexho Pass International	87,780	1,963	88.24%	77,458	77,458
• French equity investees					
Sogeres	1,872	13,673	39.98%	72,570	72,570
• Foreign subsidiaries					
Sodexho Holdings Limited	492,443	185,603	69.22%	307,986	307,986
Cie Financière Aurore International	58,007	90,958	99.99%	68,918	68,918
Sodexho Scandinavian Holding AB	57,777	(3,751)	99.50%	85,462	77,679
Sodexho Spain	3,467	2,789	98.86%	26,804	26,804
Sodexho Catering & Services GmbH	1,022	13,061	100.00%	37,507	37,507
UK Detention Services	24	1,814	100.00%	9,430	9,430
Sodexho Belgium	3,144	6,822	92.84%	26,887	26,887
Sodexho Venues Australia Pty	13,712	(6,113)	100.00%	18,057	5,772
Sodexho Australia	24,587	(8,758)	100.00%	34,098	29,069
Sodexho, Inc.	2	1,391,286	100.00%	2,377,539	2,377,539
Sodexho Awards	20	83,977	100.00%	83,997	83,997
TOTAL					
• Other French subsidiaries				**17,949**	**14,039**
• Other foreign subsidiaries				**75,006**	**63,528**
• Other French associates					
• Other foreign associates				**9,782**	**7,399**
TOTAL				3,830,956	3,782,625

Loans and advances given	Amount of deposits and guarantees given	Revenus from most recent fiscal year	Profit from recent fiscal year	Dividends received during fiscal year
8,642			9,863	9,169
			3,016	
		5	509	
			3,354	
			(18)	
338		459,841	6,265	7,400
			13,192	11,453
177	14,847		25,807	8,690
95	9,884	338,122	6,688	
13,530			(10,546)	
			832	
	38,731	328,157	(1,979)	
16	15	90,900	(780)	
7		106,619	586	
		22,552	2,541	
33		165,714	3,559	2,369
		7,344	(1,826)	
	10,675	53,866	(987)	
349,034	1,045,460	5,038,405	82,757	
			19,517	
58,313	**5,457**			**12,066**
10,821	**175,406**			**18,791**
441,006	**1,300,475**			**69,938**

Auditors' Reports on the Statutory Financial Statements

FOR THE YEAR ENDED AUGUST 31, 2002

General Report

Ladies and Gentlemen,

In compliance with the assignment entrusted to us by your General Meeting, we hereby report to you, for the year ended August, 31, 2002 on:
– the audit of the accompanying financial statements of SODEXHO ALLIANCE, expressed in euro
– the specific verifications and information required by the law.

These financial statements have been approved by your board. Our role is to express an opinion on these financial statements based on our audit.

1. Opinion on the financial statements

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the company's financial position and its assets and liabilities as of August, 31, 2002, and of the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

2. Specific verifications and information

We have also performed the specific verifications required by the law, in accordance with the professional standards applied in France.

We have no comments as to the fair presentation and the conformity with the financial statements of the information given in the management report of the Board of Directors and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

In accordance with the law, we have verified that the management report contains the appropriate disclosures as to the acquisition of shares and controlling interests, together with the identity of the principal shareholders.

Paris, November, 14, 2002

Statutory Auditors

BEFEC-PRICE WATERHOUSE
MEMBER OF PRICEWATERHOUSECOOPERS
Gérard DANTHENY

Olivier BELNET

Special Report

Ladies and Gentlemen,

In our capacity as Statutory Auditor, we hereby report to shareholders on regulated agreements.

In accordance with Article L. 225-40 of the Commercial Code, we have been informed of the following agreement authorized by the Board of Directors.

• An agreement was concluded between Sodexho Alliance and Patrice Douce, Director, concerning the management of seminars organized by Sodexho Management Institute. Payments by Sodexho Alliance to Patrice Douce under this agreement for 2001-2002 amounted to EUR 13,795.

Our responsibility does not include identifying any undisclosed agreements. We are required to report to shareholders, based on the information provided, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of Article 92 of the March 23, 1967 decree, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved.

We conducted our review in accordance with the professional standards applied in France. Those standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with the source documents.

In application of the decree of March 23, 1967, we were also advised of the following agreements entered into in prior years, which remained in force during the year.

• Contract for assistance and advisory services between Bellon SA and Sodexho Alliance. Directors concerned: Pierre Bellon, Rémi Baudin, Bernard Bellon, François-Xavier Bellon, Sophie Clamens, Nathalie Szabo and Astrid Bellon. During 2001-2002, Bellon SA invoiced Sodexho Alliance EUR 3,702,595 excluding VAT.

• Equipment rental agreement between Siges and Sodexho Alliance. Director concerned: Patrice Douce. This agreement relates to a contract for the management of penitentiary institutions in the Western region of France.

During 2001-2002, Sodexho Alliance invoiced Siges EUR 85,873 excluding VAT.

Paris, November, 14, 2002

Statutory Auditors

Befec-Price Waterhouse
Member of PricewaterhouseCoopers
Gérard Dantheny

Olivier Belnet

Additional Information regarding the Statutory Financial Statements

1 INFORMATION ABOUT SUBSIDIARIES AND ASSOCIATED COMPANIES

(in thousands of euro)	Value of investment held	Loans and advances made by the Company and not reimbursed	Total of commitments made by the Company	Dividends in fiscal year 2001-2002
SUBSIDIARIES				
French subsidiaries	587,540	67,470	20,304	48,778
Foreign subsidiaries	3,115,116	373,513	1,272,272	21,160
EQUITY INVESTEES AND NON-CONSOLIDATED COMPANIES				
French companies	72,570	95	9,884	0
Foreign companies	7,399	0	0	0
TOTAL	**3,782,625**	**441,006**	**1,300,475**	**69,938**

2 COMPANY FIVE YEAR FINANCIAL SUMMARY

(in euro)	(1) 2002	2001	2000	1999	1998
SHARE CAPITAL AT CLOSE OF FISCAL YEAR					
Common stock	636,085,664	630,238,616	537,400,464	535,931,152	510,184,997
Number of ordinary shares outstanding	159,021,416	157,559,654	33,587,529	33,495,697	33,465,942
Number of preferred shares outstanding *(without voting rights)*	–	–	–	–	–
Maximum number of potential additional common shares					
• Through conversion of bonds	–	–	–	–	–
• Through exercice of warrants and options					
– Warrants	6,243,868	6,297,613	1,619,042	1,619,058	1,619,364
– Options	107,563	162,221	202,512	222,928	242,076
ACTIVITY AND RESULTS OF OPERATIONS FOR THE FISCAL YEAR					
Revenues	81,445,451	77,091,292	80,619,887	82,542,128	80,274,700
Earnings before income tax, employee profit sharing and increase in amortization and provisions	61,644,829	769,352,263	72,493,446	126,963,010	54,707,581
Income tax	(34,846,665)	(19,090,835)	(288,736)	(1,163,064)	(1,799,403)
Employee profit sharing	–	–	–	–	–
Earnings after income tax, employee profit sharing and increase in amortization and provisions	58,760,428	855,076,573	(15,222,658)	114,772,060	50,245,522
Distributed net income	97,003,064	89,009,481	75,236,065	59,622,338	44,896,280
EARNINGS PER SHARE					
Earnings after income tax and employee profit sharing but before increase in amortization and provisions	0.61	5.00	2.17	3.83	1.69
Earnings after income tax and employee profit sharing and increase in amortization and provisions	0.37	5.43	(0.45)	3.43	1.50
Net dividend per share (in euro)	0.61	0.56	2.24	1.78	1.34
EMPLOYEES					
Average number of employees during the fiscal year	333	300	340	536	475
Salaries paid in fiscal year	15,786,029	16,444,883	16,523,680	22,300,872	24,248,151
Amounts paid during the year for social charges	6,249,154	6,971,470	6,890,952	8,687,036	9,161,400

(1) Results still to be ratified at the General Meeting of February 4th, 2003.

3 DISTRIBUTION OF EARNINGS

(in thousands of euro)	(1) As of and for the year ended August 31, 2002	As of and for the year ended August 31, 2001	As of and for the year ended August 31, 2000	As of and for the year ended August 31, 1999	As of and for the year ended August 31, 1998
Net income	58,760	855,077	(15,223)	114,772	50,246
Unallocated earnings brought forward	739,555	13,194	103,531	54,120	37,920
Unallocated retained earnings brought forward	1,207 (2)	350 (2)	122 (2)	0	0
Increase in legal reserve	(585)	(40,056)	0	(5,739)	(2,512)
Increase in long-term capital gains reserve	0	0	0	0	0
Decrease in long-term capital gains reserve	0	0	0	0	16,236
DISTRIBUTABLE EARNINGS	**798,937**	**828,565**	**88,430**	**163,153**	**101,890**
Payment of net dividend	97,003	89,010	75,236	59,622	44,896
Distribution tax	0	0	0	0	2,874
Reserves	0	0	0	0	0
Retained earnings	701,934	739,555	13,194	103,531	54,120
NUMBER OF COMMON SHARES	**159,021,416**	**157,559,654**	**33,587,529**	**33,495,697**	**33,465,942**
NUMBER OF SHARES WITH DIVIDEND RIGHTS	**159,021,416**	**158,945,502 (3)**	**33,587,529**	**33,495,697**	**33,465,942**
EARNINGS PER SHARE *(in euro)*	**0.37**	**5.43**	**–**	**3.43**	**1.50**

(1) Amounts still to be ratified at the next Annual Meeting.
(2) Dividends received on Sodexho Alliance treasury shares during the fiscal year.
(3) Includes 1,385,848 shares created after the balance sheet date for the Alliance International Employee Stock Option Plan and carrying dividend rights from September 1, 2000.

4 RELATED PARTY TRANSACTIONS

During fiscal 2001-2002, the Board of Directors authorized the signature of an agreement between Sodexho Alliance and Patrice Douce, director, for services rendered as a speaker at Sodexho Management Institute. For fiscal 2001-2002, Sodexho Alliance paid EUR 13,795 to Patrice Douce.

Two existing contracts were continued during fiscal 2001-2002:

- Assistance and Advisory agreement between Bellon SA and Sodexho Alliance. Both companies have Pierre Bellon, Rémi Baudin, Bernard Bellon, François-Xavier Bellon, Sophie Clamens, Nathalie Szabo and Astrid Bellon as directors. For fiscal 2001-2002, Bellon SA invoiced EUR 3,702,595 to Sodexho Alliance.
- Contractual agreement between Siges and Sodexho Alliance for the rental of facilities and equipment in Western France. Both companies have Patrice Douce as director. For fiscal 2001-2002, Sodexho Alliance invoiced EUR 85,873 to Siges.

5 COMPENSATION AND BENEFITS PAID BY SODEXHO ALLIANCE TO DIRECTORS AND GROUP CHIEF OPERATING OFFICER *(in euro)*

Pierre Bellon	550,979
Rémi Baudin	12,000
Astrid Bellon	6,100
Bernard Bellon	6,100
François-Xavier Bellon	263,273
Sophie Clamens	94,753
Patrice Douce	439,629 (1)
Paul Jeanbart	12,000
François Périgot	12,000
Édouard de Royère	12,000
Nathalie Szabo	84,099
Mark Tompkins	6,100
Albert George	480,437

(1) Base salary, pension benefits and 2000-2001 and 2001-2002 bonuses.

6 OPTIONS GRANTED DURING FISCAL 2001-2002 TO GROUP CHIEF OPERATING OFFICER

Last name	First name	Number of call options granted	Exercise price (in euro)	Exercise date	Plan
George	Albert	31,000	47	From 01/11/2006 to 01/10/2007 included	01/11/2002
Options exercised during fiscal 2001-2002 by Group Chief Operating Officer					
George	Albert	2,503	21.68	12/11/01	12/12/96

General Information about SODEXHO ALLIANCE and its issued capital

1 GENERAL INFORMATION ABOUT SODEXHO ALLIANCE

1-1 LEGAL NAME, HEADQUARTERS

Legal name: SODEXHO ALLIANCE SA

Registered office: 3 Avenue Newton, 78180 Montigny-le-Bretonneux, France.

1-2 LEGAL FORM

SODEXHO ALLIANCE is a société anonyme (joint-stock corporation), governed by articles L.210-1 to L.247-9 of the French Commercial Code and by Decree 67-236 of March 23, 1967.

1-3 NATIONALITY: French

1-4 DURATION (article 5 of the bylaws)

"The Company's duration is 99 years from December 31, 1974, subject to extension or earlier winding up."

Term: December 30, 2073.

1-5 PURPOSE (article 2 of the bylaws)

"The purpose of the Company shall be, in France, in the overseas territories and abroad, directly or indirectly, either on behalf of others, or on its own or through partnerships with others,

- the study and carrying out of all services to be performed in connection with contract catering,

- running all restaurants, bars, hotels and in general all business related to catering, hostelry, tourism, leisure and services, their property and financing,

- providing all or part of the relevant services connected with cleaning and management of sites, or office, commercial, industry, leisure, health and education buildings, and services connected with cleaning and management of all or part of facilities included in the buildings hereof,

- providing installation, maintenance, repair and replacement services related to any type of facilities,

- the economic, financial and technical study of all projects and services connected with the performance, organization and operation of the above defined businesses and specifically, all transactions involving building and all opinions and assistance connected hereof,

- the creation of all new companies and the holding in any manner in any company, whatever purpose they have,

- and in general all civil, commercial, industrial, financial and property transactions (movable and immovable) directly or indirectly related to the aforementioned purposes."

1-6 REGISTRATION

SODEXHO ALLIANCE is registered in Versailles under no. 301 940 219.

1-7 BUSINESS IDENTIFIER CODE (APE)

741 J

1-8 CONSULTATION OF LEGAL DOCUMENTS

The bylaws, minutes of Annual Meetings, Auditors' Reports and other legal documents concerning the Company are available for consultation (preferably on appointment) at the Company's registered office, located at 3 Avenue Newton, 78180 Montigny-le-Bretonneux, France.

1-9 FISCAL YEAR (article 17 of the bylaws)

"The fiscal year starts on September 1 of each year and ends on August 31 of the following year."

1-10 DISTRIBUTION OF THE PROFITS (excerpt from article 18 of the bylaws)

"(...) 2 – Out of the net profits, reduced by prior losses if there are any, there must first be set aside at least 5% to form the reserve fund stipulated by law; this appropriation ceases to be obligatory when the reserve fund has reached a sum equal to one tenth of the registered capital. It is resumed if, for any reason whatever, the reserve has dropped below one tenth of the registered capital.

3 – The distributable profit is constituted by the net profit of the fiscal year, reduced by previous losses, and by the amount set aside for the legal reserve if required, and increased by the credit balances carried forward to the next account.

Out of the distributable profit, the following amounts are successively appropriated:

a) any sum which the Annual Shareholders' Meeting - on proposal of the Board of Directors - will decide to carry forward to the following fiscal year or to assign to the creation of any extraordinary or special reserve funds, any provident or other funds with a special assignment or not,

b) the surplus is distributed among the shareholders (...)".

1-11 SHAREHOLDERS' MEETINGS (excerpt from article 16 of the bylaws)

1 – Shareholders' Meetings are convened and discuss business under the conditions provided for by law. They take place at the head office or at any other place specified in the call to meeting.

Shareholders who participate in a Shareholders' Meeting through videoconferencing or other telecommunications technology enabling their identification, as defined and described in prevailing legislation, are considered as present for the calculation of the Meeting's quorum and voting majority requirements.

2 – All shareholders of record, or who supply evidence of the deposit of their bearer shares two days before the Meeting (or on or by such record date nearer the meeting as the Board may fix) are entitled to attend Shareholders' Meetings in person or by proxy and to vote thereat, however many shares they hold, provided that all payments called up on their shares have been timely made.

The right to attend or to be represented by proxy at the shareholders annual general meeting is subordinated to:
– the registration of the shareholder when they are owners of registered shares,
– the justification of the locking up of their shares when they are holders of bearer shares.

These formalities have to be carried out two days before the shareholders annual general meeting. However, the board of directors has the ability to reduce this delay.
The Board of Directors may issue personal, non-transferable admission cards to the shareholders: During a Shareholders' Meeting, the personal attendance of the shareholder cancels all proxies or previous votes exercised by mail.

Any vote made by mail shall be deemed as valid if received by the Company at least three days prior to the date of the Meeting.

In case of conflict between these two ways of voting, the proxy shall prevail, subject to the votes made by mail.

3 – Shareholders' Meetings are chaired by the Chairman of the Board of Directors or, in his absence, by the Vice-Chairman if any or else by the senior director present at the Meeting. If no senior director is present, the Meeting itself elects a Chairman."

1-12 DOUBLE VOTING RIGHTS
(excerpt from article 16 of the bylaws)

A right to a double vote, in addition to that conferred to the other shares, with regard to the proportion of the issued capital they represent, is conferred:
– upon all fully discharged shares for which a registered inscription will have been valid for a period of four years at least in the name of the shareholder himself,
– upon registered shares conferred freely upon a shareholder, in the case of a share issue paid up by capitalizing reserves, at the rate of former shares for which the shareholder profits from this right.

1-13 DISCLOSURE THRESHOLDS
(excerpt from article 9 of the bylaws)

If a shareholder owns directly or indirectly a number of shares representing 2.5% of the capital or any multiple thereof, he must inform the Company by registered mail within fifteen days or the shares exceeding the portion that should have been declared may be deprived of the voting right. Shareholders must also inform the Company if they cross one of the above-mentioned thresholds as a result of reducing their holdings.

2 GENERAL INFORMATION CONCERNING THE ISSUED CAPITAL

2-1 THERE ARE NO BYLAWS CONCERNING CHANGES IN THE ISSUED CAPITAL AND VOTING RIGHTS

2-2 FIVE-YEAR SUMMARY OF SHARES AND SHARE EQUIVALENTS

	2002	2001	2000	1999	1998
CAPITAL AT AUGUST 31					
Issued capital	EUR 636,085,664	EUR 630,238,616	EUR 537,400,464	EUR 535,931,152	* FRF 3,346,594,200
Common shares outstanding	159,021,416	157,559,654	33,587,529	33,495,697	33,465,942
Non-voting preferred shares outstanding	0	0	0	0	0
Potential additionnal shares to be created through:					
• Conversion of bonds	0	0	0	0	0
• Exercice of warrants and stock options:					
Exercise of warrants	374,782	378,008	396,824	396,828	396,903
Exercise of stock options	107,563	162,221	202,512	222,928	242,076

* Following the April 1998 bonus share issue.

FIVE-YEAR SUMMARY OF CHANGES IN ISSUED CAPITAL

Date	Type of transaction	Shares created	Aggregate par value of new shares	Additional paid-in capital	Shares outstanding after new issue	New issued capital
Aug. 31, 1997	Exercise of stock options (1,488) and of warrants (12)	1,500	FRF 150,000	FRF 1,197,375.00	7,520,133	FRF 752,013,300
Oct. 28, 1997	Exercise of warrants (1,799)	1,799	FRF 179,900	FRF 4,677,400.00	7,521,932	FRF 752,193,200
Dec. 16, 1997	Rights issue for cash (835,770)	835,770	FRF 83,577,000	FRF 1,922,271.00	8,357,702	FRF 835,770,200
April 14, 1998	Exercise of warrants (908) and stock options (870) Bonus share issue (25,078,440)	25,080,218	FRF 2,508,021,800	FRF 2,911,670.08	33,437,920	FRF 3,343,792,000
Aug. 31, 1998	Exercise of warrants (1,546) and stock options (26,476)	28,022	FRF 2,802,200	FRF 3,358,287.65	33,465,942	FRF 3,346,594,200
Feb. 23, 1999	Exercise of warrants (143)	143	FRF 14,300	FRF 80,319.25	33,466,085	FRF 3,346,608,500
June 10, 1999	Exercise of warrants (9) and stock options (224) Cash increase in issued capital before its conversion into euro (FRF 165,762,689.01)	233	FRF 23,300	FRF 28,508.59	33,466,318	EUR 535,461,088
Aug. 31, 1999	Exercise of warrants (38) and stock options (29,224)	29,379	EUR 470,084	EUR 451,836.64	33,495,697	EUR 535,931,152
Dec. 9, 1999	Exercise of warrants (4) and stock options (71,468)	71,484	EUR 1,143,744	EUR 1,178,109.76	33,567,181	EUR 537,074,896
Aug. 31, 2000	Exercise of stock options (20,348)	20,348	EUR 325,568	EUR 1,068,228.90	33,587,529	EUR 537,400,464
Oct. 13, 2000	Exercise of stock options (1,552)	1,552	EUR 24,832	EUR 58,950.13	33,589,081	EUR 537,425,296
Dec. 6, 2000	Exercise of stock options (18,020)	18,020	EUR 288,320	EUR 591,737.50	33,607,101	EUR 537,713,616
March 7, 2001	Exercise of warrants (22) and stock options (72,624) Four for one stock split	101,112,159	EUR 1,163,724	EUR 2,091,163.19	134,719,260	EUR 538,877,040
May 14, 2001	Exercise of warrants (16,062) and stock options (6,256) ESOP (4,728)	273,116	EUR 1,092,464	EUR 5,844,314	134,992,376	EUR 539,969,504
July 4, 2001	Issue of new shares	22,498,729	EUR 89,994,916	EUR 922,447,889	157,491,105	EUR 629,964,420
Aug. 31, 2001	Exercise of warrants (2,732) and stock options (23,034)	68,549	EUR 274,196	EUR 1,349,699.44	157,559,654	EUR 630,238,616
Oct. 18, 2001	International ESOP	1,385,848	EUR 5,543,392	EUR 51,985,486.89	158,945,502	EUR 635,782,008
Jan. 11, 2002	Exercise of warrants (150) and stock options (12,353)	14,852	EUR 59,408	EUR 314,564.28	158,960,354	EUR 635,841,416
Aug. 31, 2002	Exercise of warrants (3,076) and stock options (9,816)	61,062	EUR 244,248	EUR 1,287,974.68	159,021,416	EUR 636,085,664
Oct. 1, 2002	Exercise of warrants (9)	149	EUR 596	EUR 3,082.05	159,021,565	EUR 636,086,260

2-3 SHARE EQUIVALENTS

Bonds with warrants

The Extraordinary Shareholders' Meeting of February 13, 1996 authorized the Board to issue bonds with equity warrants without pre-emptive subscription rights, whose aggregate par value is not to exceed EUR 304,898,000. On May 21, 1996, the Board acted on this authorization and approved the issue of EUR 304,898,000 worth of bonds with warrants attached. Each of the 400,000 bonds had a par value of EUR 762 and carried a warrant giving the right to subscribe one share of SODEXHO common stock at a price of EUR 412 until June 7, 2004.

Following the capital increase in December 1997, each warrant gave the right to subscribe 1.02 shares at a price of EUR 412.

The parity was further adjusted following the April 1998 bonus share issue, to 4.08 shares per warrant. The price was unchanged at EUR 412.

Lastly, following the four-for-one stock split on March 7, 2001, each warrant now gives the right to subscribe 16.66 shares at a price of EUR 412.

Number of warrants issued:	400,000
Warrants outstanding as of August 31, 2002:	374,782
Warrants outstanding as of November 30, 2002:	374,773

Employee stock subscription options

The Extraordinary Shareholders' Meeting of February 13, 1996 authorized the Board of Directors to grant stock subscription options. A total of 107,563 options were outstanding as of August 31, 2002, representing an aggregate amount of 3,365,576 euros.

Employee stock purchase options

The Annual Shareholders' Meeting of February 26, 2001 authorized the Board of Directors to purchase Sodexho Alliance shares on the open market for grant to employees under the Company's stock purchase option plans. This authorization was renewed by shareholders at the Annual Meeting of February 5, 2002.

A total of 2,198,138 options were outstanding as of August 31, 2002, representing an aggregate amount of 102,091,890 euros.

No other share equivalents are outstanding.

3 SHAREHOLDER STRUCTURE

3-1 ISSUED CAPITAL

At August 31, 2002, SODEXHO ALLIANCE had issued capital of EUR 636,085,664, divided into 159,021,416 shares of common stock with a par value of EUR 4 each, all in the same class and fully paid.

Holders of fully paid shares may elect to hold them in registered or bearer form identifiable under laws and regulations prevailing in France, and in particular under article L.228-2 of the French Commercial Code.

The most recent EUROCLEAR survey found 45,619 holders of bearer shares and 1,041 holders of registered shares.

3-2 SHAREHOLDER STRUCTURE AT AUGUST 31, 2002

Known shareholders

Shareholder	Number of shares	% shares	% voting rights
BELLON SA	61,529,671	38.69	39.77
Employees	2,590,925	1.63	2.30
SOCIÉTÉ GÉNÉRALE (GENEVAL AND SIVALPARTS)	3,001,501	1.89	1.79
CAISSE DES DÉPÔTS ET CONSIGNATIONS	7,443,903	4.68	6.21
Public	81,807,693	51.41	49.93
SODEXHO ALLIANCE	2,647,723	1.70	0
Total	159,021,416	100.00	100.00

There is no shareholders' pact.

3-3 CHANGES IN SHAREHOLDER STRUCTURE

	Aug. 31, 2002		Aug. 31, 2001		Aug. 31, 2000		Aug. 31, 1999	
Shareholder	% shares	% voting rights	% shares	% voting rights	% shares	% voting rights	% shares	% voting rights
BELLON SA	38.69	39.77	39.85	38.13	40.81	39.40	41.24	39.79
Employees	1.63	2.30	0.84	1.60	1.18	2.24	1.35	2.34
SOCIÉTÉ GÉNÉRALE (GENEVAL AND SIVALPARTS)	1.89	1.79	2.60	4.20	2.92	2.81	2.93	2.82
CAISSE DES DÉPÔTS ET CONSIGNATIONS	4.68	6.21	3.21	4.89	3.47	5.05	3.36	4.59
Public	51.41	49.93	53.09	51.18	51.42	50.50	51.12	50.46
SODEXHO ALLIANCE	1.70	0	0.41	0	0.20	0	0	0

3-4 DISCLOSURE THRESHOLDS

If a shareholder owns directly or indirectly a number of shares representing 2.5% of the capital or any multiple thereof, he or she must inform the Company by registered mail within fifteen days or the shares exceeding the portion that should have been declared may be deprived of the voting right. Shareholders must also inform the Company if they cross one of the above-mentioned thresholds as a result of reducing their holdings.

The only shareholder other than Bellon SA which has declared that it holds more than 2.5% of the capital is Caisse des Dépôts et Consignations, with a 4.68% interest.

3-5 INFORMATION ABOUT SHAREHOLDERS

Pursuant to the law, the Company is entitled to obtain information about the holders of shares and share equivalent conferring on their holders the immediate or ultimate right to vote at Shareholders' Meetings.

3-6 EMPLOYEE STOCK OWNERSHIP

◻ Share issues in connection with the Group employee stock ownership plan

The Extraordinary Shareholders' Meeting of February 21, 2000 renewed the authorizations given to the Board at the February 23, 1993 and February 13, 1996 Extraordinary Shareholders' Meetings to issue new Sodexho Alliance SA shares to Group employees in France through the employee stock ownership plan.

◻ *The Board of Directors has acted on this authorization as follows:*

- On October 8, 1993, a total of 88,000 new shares were subscribed at a price of EUR 120.
- On October 7, 1994, a total of 25,000 new shares were subscribed at a price of EUR 112.
- *On October 23, 1995, a total of 48,697 new shares were subscribed at a price of EUR 148.*
- On June 14, 1996, the Board approved the creation of a new employee stock ownership plan through the purchase of Sodexho SA shares on the Paris Bourse. Payments into the plan allowed for the acquisition of 16,856 shares.
- *On October 23, 1997, the Board approved the creation of another new employee stock* ownership plan through the purchase of Sodexho Alliance shares on the Paris Bourse. Payments into the plan allowed for the acquisition of 16,420 shares,
- On October 22, 1998, the Board approved the creation of another new employee stock ownership plan through the purchase of Sodexho Alliance shares on the Paris Bourse. *Payments were made into the plan in December 1998.*
- On October 21, 1999, the Board approved the creation of another new employee stock ownership plan through the purchase of Sodexho Alliance shares on the Paris Bourse. Payments were made into the plan in December 1999.
- On December 6, 2000, the Board approved the creation of a new employee stock own*ership plan through the subscription of Sodexho Alliance shares. Payments into the plan* allowed for the issue of 4,728 shares.
- Funds reserved in fiscal 2000-2001 for legally mandated employee profit sharing were paid into the plan in December 2001.

Acting on the authorization granted by shareholders at the Extraordinary Meeting of December 18, 2000, the Board offered an International Employee Stock Ownership Plan (ESOP) to 150,000 employees in 22 countries. On October 18, 2001, the Board of Directors placed on record the resulting purchase by 18,726 employees of 1,385,848 shares, each with a par value of EUR 4. The subscription price was 44.10 euros per share in the United States and *EUR 41.51 per share in all other countries. The International ESOP is described* on page 78 of the Financial Review in the 2000-2001 Annual Report.

4 STOCK MARKET DATA

4-1 THE SODEXHO ALLIANCE SHARE

The Sodexho Alliance share is listed on the Euronext Paris First Market, where it is traded in lots of one under Euroclear code 12122.

18-month trading data

Date		Price *(in euro)*			Average daily trading volume *(in thousands of euro)*
		High	Low	Average (1)	
2001					
	June	56.90	47.10	52.14	39,705
	July	60.10	54.40	57.77	32,624
	August	59.65	51.35	56.22	24,479
	September	55.50	41.00	47.80	29,474
	October	55.75	43.60	50.94	25,979
	November	53.10	41.65	48.19	45,694
	December	48.30	44.90	46.88	21,944
2002					
	January	48.42	45.31	46.87	23,948
	February	46.79	42.65	45.02	24,713
	March	49.70	44.85	47.29	35,533
	April	48.62	42.25	45.64	32,446
	May	43.90	36.63	39.76	31,626
	June	38.40	32.84	35.89	25,127
	July	38.24	25.10	30.86	24,924
	August	31.15	26.05	28.04	17,699
	September	30.83	18.25	25.19	19,820
	October	25.00	18.11	21.15	18,886
	November	26.90	20.75	24.17	16,901

(1) Average monthly closing prices.

4-2 EQUITY WARRANTS

The equity warrant attached to the bonds issued on May 22, 1996 is listed on the Euronext Paris Official Market, where it is traded under Euroclear code 27355. Following the December 1997 share issue, the April 1998 bonus share issue and the four-for-one stock split on March 7, 2001, each warrant now gives the right to subscribe 16.66 shares at a price of EUR 412 until June 7, 2004.

18-month trading data for the 1996 equity warrants

Date		Price *(in euro)*			Average daily trading volume *(in thousands of euro)*
		High	Low	Average (1)	
2001					
	June	535	425	469.30	152
	July	585	471	546.61	296
	August	580	451	529.50	213
	September	510	285	393.51	90
	October	509	337	443.45	36
	November	474	345	409.75	78
	December	398	357	371.98	59
2002					
	January	400	350	378.77	20
	February	378	325	355.38	30
	March	427	359	396.90	57
	April	405	336	370.60	405
	May	359	247	291.45	57
	June	260	185	220.42	40
	July	245	106	154.97	503
	August	149	108	124.63	29
	September	146	38	95.28	76
	October	71	33	45.54	26
	November	88	50	71.83	39

(1) Average monthly closing prices.

ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETING OF FEBRUARY 4, 2003

ANNUAL MEETING

First Resolution

(Approval of the financial statements – Discharge to directors)

The Shareholders' Meeting, having heard the reports of the Board of Directors and the Auditors, approves the financial statements for the year ended August 31, 2002, as presented by the Board of Directors, which show net income for the year of EUR 58,760,427.57. The meeting also approves the consolidated financial statements for the year, showing consolidated net income of EUR 183 million.

The Shareholders' Meeting acknowledges that the Directors have discharged their duties for the year ended August 31, 2002.

Second Resolution

(Income appropriation)

In accordance with the proposal made by the Board of Directors, the Shareholders' Meeting resolves:

To appropriate net income for the year ended August 31, 2002 in the amount of:	EUR 58,760,427.57
– plus retained earnings brought forward from the prior year of:	EUR 740,762,249.96
Representing total income available for distribution of:	**EUR 799,522,677.53**
As follows:	
– Legal reserve to raise this reserve to 10% of the new capital	EUR 584,704.80
– Net dividend (Dividends on the 159,021,416 shares in issue, representing EUR 0.61 per share, giving rise to a tax credit of EUR 0.305)	EUR 97,003,063.76
– Retained earnings	EUR 701,934,908.97
Total:	**EUR 799,522,677.53**

The dividend will be paid as from March 4, 2003.

Dividends paid by the Company in respect of the last three years were as follows:

Year ended August 31	2000-2001	1999-2000	1998-1999
Number of qualifying shares	158,945,502	33,587,529	33,495,697
Dividend before tax credit	0.56	2.24	1.78
Tax credit	0.28	1.12	0.89
Dividend including tax credit	0.84	3.36	2.67

Third Resolution

(Approval of agreements involving directors)

Having heard the Auditors' special report on agreements governed by Article L.225-38 of the Commercial Code, the Shareholders' Meeting approves this report and the agreements referred to therein.

Fourth Resolution

(Authorization to trade in the Company's shares)

Having heard the report of the Board of Directors and reviewed the information contained in the prospectus approved by the Commission des Opérations de Bourse, the Shareholders' Meeting authorizes the Board of Directors and any duly authorized representative of the Board to trade in the Company's shares on the stock market in accordance with the provisions of articles L.225-209 et seq. of the Commercial Code.

This authorization, which is given for a period of eighteen months, is designed to allow the Company to:

- Stabilize the Sodexho share price by buying or selling shares on the open market, trading against the underlying trend.
- Optimize the financial management of the Company and the management of its assets and liabilities.
- Make stock awards to employees, in connection with profit-sharing programs, stock option plans, Employee Stock Ownership Plans or any other program or plan provided for by law.
- Remit shares in payment or exchange for shares or assets of another company, in connection with an acquisition or otherwise.
- Cancel the shares.
- Hold the shares in treasury stock, or exchange, sell or transfer them.

The shares may be purchased, sold, exchanged or transferred by any appropriate method, on the stock market or over-the-counter or by means of derivatives. The total number of shares covered by the authorization may be purchased or transferred in a single block purchase or transfer.

The shares may be purchased, sold, exchanged or transferred at any time, subject to compliance with regulatory limits.

The maximum number of shares that may be acquired under this authorization is restricted to 10% of the Company's issued and outstanding share capital, currently 15,902,156 shares. The aggregate price paid to acquire the shares may not exceed EUR 795 million.

The Shareholders' Meeting resolves that shares purchased or sold in order to stabilize the market price of Sodexho shares may not be acquired at a price in excess of EUR 50 per share. This maximum price will be adjusted in the case of any transactions that have a dilutive effect on the Company's capital.

Full powers are given to the Board of Directors and any duly authorized representative of the Board to act on this authorization and to:

- Place any and all buy or sell orders and enter into agreements for the keeping of records of share purchases and sales as well as any and all other appropriate agreements.
- Carry out any and all filing and other formalities and generally do whatever is necessary.

This authorization cancels and replaces all earlier authorizations to the same effect, including that given in the fourth resolution of the Annual Shareholders' Meeting of February 5, 2002.

Fifth Resolution

(Re-election as director of Bernard Bellon)

The Shareholders' Meeting re-elects Bernard Bellon, whose term has expired, for a three-year term expiring at the Annual Shareholders' Meeting to be called to approve the accounts for the year ending August 31, 2005.

Sixth Resolution

(Election as director of Charles Milhaud)

The Shareholders' Meeting elects Charles Milhaud, 11 bis, rue Albéric Magnard, 75116 Paris, as director for a three-year term expiring at the Annual Shareholders'

Meeting to be called to approve the accounts for the year ending August 31, 2005.

Seventh Resolution

(Appointment of a new Statutory Auditor)

The Shareholders' Meeting appoints KPMG SA as Statutory Auditor for a six-year term expiring at the Annual Shareholders' Meeting to be called to approve the accounts for the year ending August 31, 2008.

Eighth Resolution

(Appointment of a new Substitute Auditor)

The Shareholders' Meeting appoints Didier Thibaut de Menonville as Substitute Auditor for a six-year term expiring at the Annual Shareholders' Meeting to be called to approve the accounts for the year ending August 31, 2008.

Ninth Resolution

(Directors' fees)

The Shareholders' Meeting resolves to award total annual fees of EUR 150,000 to the directors for the year ending August 31, 2003.

Tenth Resolution

(Authorization to issue EUR 1.2 billion in debt securities)

At the Board of Directors' motion, the Shareholders' Meeting authorizes the Board to issue bonds in an aggregate nominal amount not to exceed EUR 1.2 billion or the equivalent in foreign currencies or monetary units, as determined based on the exchange rate ruling on the date of issue.

The Shareholders' Meeting gives full powers to the Board of Directors to:

- Carry out one or several bond issues within a period of five years from the date of this meeting. The timing and amounts of said issues will be decided at the Board's discretion, subject to compliance with the aggregate ceiling specified above.
- Select the payment currency, the life, interest rate and other terms and conditions of the bonds, including the issue and redemption prices, the repayment terms, the circumstances in which the bonds may be bought back on the open market or redeemed in advance and any conversion rights to be attached to the bonds allowing holders to acquire new debt securities not carrying any future rights to acquire shares.
- Enter into any and all underwriting and placement agreements with any and all banks or other institutions, take any and all necessary measures to permit the placement of the bonds and generally do whatever is necessary.

This authorization cancels and replaces the authorization to the same effect given by the Annual Shareholders' Meeting of February 4, 2002.

2 EXTRAORDINARY MEETING

Eleventh Resolution

(Blanket authorization to issue shares and share equivalents with pre-emptive subscription rights, to be paid up in cash or by capitalizing premiums, retained earnings or otherwise)

The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves, pursuant to article L.225-129-III subparagraph 3 of the Commercial Code and the other relevant provisions of company law:

1. To grant the Board of Directors the necessary powers to increase the share capital, on one or several occasions, in amounts and on dates to be determined at the Board's discretion:

a. By issuing common shares, warrants and/or securities convertible, redeemable, exercisable or otherwise exchangeable for common shares immediately or in the future, at any time or on a fixed date, denominated in euros or foreign currencies.

b. And/or by issuing bonus shares or raising the par value of existing shares, to be paid up by capitalizing the paid-in surplus or retained earnings or otherwise, pursuant to the provisions of the law and the Company's bylaws.

2. To grant said authorization for a period of 26 months from the date of this Meeting.

3. To limit the aggregate value of the issues that may be carried out pursuant to this authorization as follows:

- In the case of capital increases carried out pursuant to the authorization given in paragraph 1 a) above:

a. The aggregate par value of the common shares that may be issued either directly or upon conversion, redemption, exercise or exchange of debt securities and other share equivalents may not exceed EUR 175 million or the equivalent in foreign currency or monetary units determined by reference to a basket of currencies, as calculated on the date of issue of the securities. The aggregate par value of any common shares to be issued to protect the rights of existing shareholders pursuant to the law as well as any shares issued pursuant to the twelfth resolution of this Meeting shall be included within this ceiling.

b. The aggregate face value of debt securities representing share equivalents that may be issued pursuant to this authorization may not exceed EUR 1.2 billion or the equivalent in foreign currency. The aggregate face value of any debt securities issued pursuant to the twelfth resolution of this Meeting shall be included within this ceiling.

- In the case of capital increases paid up by capitalizing the paid-in surplus, retained earnings or otherwise, the aggregate par value of the common shares that may be issued pursuant to this authorization may not exceed the aggregate amount of the qualifying paid-in surplus, retained earnings and other sums. Said issues shall not be included in the ceiling specified in paragraph 3 a) above.

4. That, for any issues decided by the Board pursuant to paragraph 1 a) of this resolution:

- Shareholders shall have a pre-emptive right to subscribe such issues, pro rata to their existing shareholdings.
- The Board of Directors may offer shareholders a pre-emptive right to subscribe any securities not taken up by other shareholders as provided for above.
- If any shares or share equivalents are not taken up by shareholders exercising their pre-emptive rights as provided for in the above two subparagraphs, the Board of Directors may take any or all of the following measures, in any order, subject to compliance with the law:
  - Limit the capital increase to the amount of the subscriptions received, provided that at least three quarters of the issue has been taken up.
  - Freely allot all or some of the unsubscribed shares or share equivalents.
  - Offer all or some of the issued, unsubscribed shares for subscription by the public, on the French and/or international market.
- By virtue of this authorization, in the case of issue of share equivalents, the shareholders automatically waive their pre-emptive right to subscribe the shares to be created upon conversion, redemption, exercise or exchange of said share equivalents in favor of the holders thereof.
- The proceeds per share to be received by the Company in connection with any and all issues of shares and share equivalents carried out pursuant to this authorization shall be at least equal to 80% of the average of the opening prices of the Company's stock quoted on the Euronext Paris market on 10 consecutive trading days selected from among the 20 trading days immediately preceding the issue date of the shares or share equivalents, as adjusted for any difference in cum dividend dates.

5. That the Board of Directors shall be fully empowered to act on this authorization subject to compliance with the law and to delegate such powers to the Chairman pursuant to the law. In particular, the Board of Directors shall be empowered to:

- Determine the terms and conditions of issue of common shares or share equivalents.
- Determine the dates and methods of issue and the nature and form of the securities, including, at the Board's discretion, subordinated and unsubordinated fixed term and perpetual bonds or notes.
- Fix the terms at which the Company may be authorized to purchase shares or share equivalents on the stock market, for cash or in exchange for other securities, and authorize such purchases at any time or during fixed periods.
- Authorize the Company to suspend the exercise of the rights attached to the share equivalents, if necessary, for a period not to exceed three months.
- Charge the share issuance costs against the related paid-in surplus, together with any amounts required to raise the legal reserve to an amount corresponding to 10% of the new capital following each share issue, without seeking the prior authorization of the shareholders.
- Pursuant to the exception allowed under article L.225-149 of the Commercial Code, decide that in the case of a share issue paid up by capitalizing the paid-in surplus or retained earnings, rights to fractions of shares will not be transferable. In this case, the corresponding shares will be sold and the proceeds from the sale will be allocated to the holders of these rights within 30 days of the date on which the whole number of shares allotted to them is recorded in their share account.
- Enter into any and all agreements, take any and all measures and carry out any and all formalities in connection with the issue and servicing of the shares and share equivalents issued pursuant to this authorization and the exercise of the rights attached thereto.

Twelfth Resolution

(Blanket authorization to issue shares and share equivalents without pre-emptive subscription rights)

The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves, pursuant to articles L.225-129-III subparagraph 3, L.225-148, L.225-150 and L.228-93 of the Commercial Code and the other relevant provisions of company law:

1. To grant the Board of Directors the necessary powers to increase the share capital, on one or several occasions, in amounts and on dates to be determined at the Board's discretion, by issuing, on the French or international stock market, common shares, warrants and/or securities convertible, redeemable, exercisable or otherwise exchangeable for common shares immediately or in the future, at any time or on a fixed date, denominated in euros or foreign currencies. This authorization shall also cover the issue of shares or share equivalents in payment for securities acquired in connection with a public tender offer that fulfill the conditions laid down in article L.225-148 of the Commercial Code.

2. To grant said authorization for a period of 26 months from the date of this Meeting.

3. To limit the aggregate value of the issues that may be carried out pursuant to this authorization as follows:

a. The aggregate par value of the common shares that may be issued either directly or

upon conversion, redemption, exercise or exchange of debt securities and other share equivalents may not exceed EUR 175 million or the equivalent in foreign currency or monetary units determined by reference to a basket of currencies, as calculated on the date of issue of the securities.
b. The aggregate par value of any common shares to be issued to protect the rights of existing shareholders pursuant to the law as well as any shares issued pursuant to the eleventh resolution of this Meeting shall be included within this ceiling.
c. The aggregate face value of debt securities representing share equivalents that may be issued pursuant to this authorization may not exceed EUR 1.2 billion or the equivalent in foreign currency. The aggregate face value of any debt securities issued pursuant to the eleventh resolution of this Meeting shall be included within this ceiling.

4. To waive the shareholders' pre-emptive right to subscribe any securities issued pursuant to this authorization by the Company or any subsidiary thereof that is more than 50%-owned, directly or indirectly. However, the Board will be required to grant shareholders a non-transferable priority right to subscribe all or part of such issues, pro rata to the number of shares held, on terms and for a period to be decided by the Board. At the Board's discretion, this priority right may be extended to include shares or share equivalents not taken up by other shareholders. Any securities not taken up by shareholders during the priority subscription period will be placed among the public.

5. That, by virtue of this authorization, in the case of issue of share equivalents, the shareholders automatically waive their pre-emptive right to subscribe the shares to be created upon conversion, redemption, exercise or exchange of said share equivalents in favor of the holders thereof.

6. That the proceeds per share to be received by the Company in connection with any and all issues of shares and share equivalents carried out pursuant to this authorization shall be at least equal to the average of the opening prices of the Company's stock quoted on the Euronext Paris market on 10 consecutive trading days selected from among the 20 trading days immediately preceding the issue date of the shares or share equivalents, as adjusted for any difference in cum dividend dates.

7. That the Board of Directors shall be fully empowered to act on this authorization subject to compliance with the law and to delegate such powers to the Chairman pursuant to the law. In particular, the Board of Directors shall be empowered to:
• Determine the terms and conditions of issue of common shares or share equivalents, with the agreement of the Boards of the companies concerned, where applicable.
• Determine the dates and methods of issue and the nature and form of the securities, including, at the Board's discretion, subordinated and unsubordinated fixed term and perpetual bonds or notes.
• Authorize the Company to suspend the exercise of the rights attached to the share equivalents, if necessary, for a period not to exceed three months.
• In the case of issuance of shares or share equivalents in payment for securities acquired in connection with a public tender offer:
– Draw up the list of securities tendered for exchange.
– Fix the terms of issue, the exchange parity and the amount of any cash payment to be made.
– Determine the method of issue in connection with a paper bid, a cash or paper bid or a paper bid with a cash alternative.
• Charge the share issuance costs against the related paid-in surplus, together with any amounts required to raise the legal reserve to an amount corresponding to 10% of the new capital following each share issue, without seeking the prior authorization of the shareholders.
• Enter into any and all agreements, take any and all measures and carry out any and all formalities in connection with the issue and servicing of the shares and share equivalents issued pursuant to this authorization and the exercise of the rights attached thereto.

Thirteenth Resolution

(Cancellation of previous authorizations)

The Shareholders' Meeting notes that the authorizations given in the eleventh and twelfth resolutions of this Meeting replace all previous authorizations to issue shares and share equivalents with or without pre-emptive subscription rights, to be paid up in cash or by capitalizing the paid-in surplus, retained earnings or otherwise, without affecting the validity of any issues carried out pursuant to said previous authorizations prior to the date of this Meeting.

Fourteenth Resolution

(Stock options)

The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with Articles L.225-177 to L.225-185 of the Commercial Code and the other relevant provisions of the Code:

1. To authorize the Board of Directors to grant stock options, on one or several occasions, to the following categories of persons, said options being exercisable either for new shares issued for this purpose or for shares purchased by the Company on the market in accordance with the law.

2. That this authorization shall be valid for a period of thirty-eight months from the date of this Meeting.

3. That the options may be granted to:
• employees, or selected employees or certain categories of employees,
• "mandataires sociaux" (executive directors), as defined by law, or selected mandataires sociaux
of the Company or the French or foreign companies or "groupements d'intérêt économique" (intercompany partnerships) that are directly or indirectly related to the Company, within the meaning of Article L. 225-180 of the Commercial Code.

4. That the total number of options granted may not be exercisable for a number of shares in excess of the ceiling set in Article L.225-182 of the Commercial Code and Article 174-17 of the Decree of March 23, 1967 or any other legal limits which may apply.

5. That the exercise price of options to subscribe new shares will be set on the date of grant of the options by the Board of Directors, and may not represent less than 80% of the average of the opening prices quoted for the Company's shares on the Euronext Paris market over the 20 trading days preceding the date of grant.

6. That the exercise price of options to purchase existing shares will be set on the date of grant of the options by the Board of Directors, and may not represent less than 80% of the average of the opening prices quoted for the Company's shares on the Euronext Paris market over the 20 trading days preceding the date of grant or 80% of the average price paid for the shares held by the Company pursuant to Article L.225-208 and/or Article L.225-209 of the Commercial Code. No options to subscribe new shares or purchase existing shares may be granted (i) within the period of 20 trading days following the date on which the shares go ex-dividend, or ex-rights in the case of a rights issue, (ii) during the 10 trading days before and after the date of publication of the financial statements of the Group or, failing that, of the Company, (iii) between the date on which the Board of Directors becomes aware of information which, if it were publicly disclosed, could have a material impact on the Company's share price, and the end of a period of 10 trading days after the day on which this information is made public.

7. That, in accordance with Article L.225-178 of the Commercial Code, shareholders shall automatically waive their pre-emptive right to subscribe any shares issued on exercise of the options granted under this authorization.

8. That the Board of Directors shall have full powers to implement this authorization, in accordance with the law, and:
• To set the terms and conditions of grant of the options, to draw up the list of grantees or categories of grantees, as provided for above, and to determine the circumstances in which the option exercise price and the number of shares acquired may be adjusted, in particular in the cases dealt with in Articles 174-8 to 174-16 of Decree no. 67-236 of March 23, 1967.
• To fix the option exercise period or periods, provided that the life of the options does not exceed a period of eight years from the date of grant.
• To provide for the temporary suspension of the right to exercise the options, for a maximum period of three months, in the case of any financial transactions involving the exercise of any rights attached to the Company's shares.
• To carry out, directly or through a representative, all actions and formalities required to implement any capital increase or increases carried out pursuant to this authorization, amend the bylaws to reflect the new capital and generally do whatever is necessary.
• At the Board's sole discretion and if appropriate, to charge the share issuance costs against the related premium and deduct from the premium the amount necessary to raise the legal reserve to one-tenth of the new capital after each capital increase.

9. The Shareholders' Meeting notes that this authorization supersedes all earlier authorizations to grant stock options given to the Board of Directors, to the extent that these authorizations have been used.

Fifteenth Resolution

(Authorization to carry out employee share issues governed by article L.225-138 of the Commercial Code and article L.443-5 of the Labor Code)

The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with articles L.225-138 and L.225-129-VII of the Commercial Code, to authorize the Board of Directors and any duly authorized representative of the Board to carry out employee share issues governed by article L.225-138 of the Commercial Code and article L.443-5 of the Labor Code. The shares may be offered to employees of the Company and those of related companies, within the meaning of the law, who are members of an Employee Stock Ownership Plan or a voluntary share-save scheme. The number of shares offered may not exceed 1% of the capital increase carried out pursuant to the authorizations given in the eleventh and twelfth resolutions of this Meeting.

Sixteenth Resolution

(Employee share issues)

The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with Article L 225-180 of the Commercial Code and the other relevant provisions of the Code, and Articles L.443-1 et seq. of the Labor Code:
• To cancel the authorization given to the Board of Directors by the Extraordinary Shareholders' Meeting of December 18, 2000 to increase the capital, on one or

several occasions over a five-year period from the date of the Meeting, by a maximum amount of EUR 40 million, through the issuance of a maximum of 2.5 million new EUR 16 par value shares.

• To authorize the Board of Directors to increase the capital, on one or several occasions over a five-year period from the date of this Meeting, by a maximum amount of EUR 40 million, through the issuance of a maximum of 10 million new EUR 4 par value shares, less the aggregate par value of any shares issued pursuant to the seventeenth resolution of this Meeting.

• That the aggregate number of shares held, directly or indirectly, by employees at any time under the Group's employee stock ownership plan(s) may not exceed 5% of the Company's capital stock.

• That shareholders shall automatically waive their pre-emptive right to subscribe the shares to be issued to employees by virtue of this authorization.

To give full powers to the Board of Directors to:

a. Decide, at the time of each share issue, whether the shares are to be subscribed directly by employees who are members of the Group employee stock ownership plan or indirectly, through a corporate mutual fund.

b. Set the date and the terms and conditions of the share issues carried out under this authorization, including the period-of-service requirement to be met by eligible employees; the period allowed for employees to exercise their rights; the issue price of the new shares, which may not exceed the average of the opening prices quoted for Sodexho Alliance shares over the 20 trading days preceding the date of the Board of Directors' decision to carry out the employee share issue, or be less than 20% the said average; the opening and closing dates of the subscription period; the date from which the new shares will carry dividend rights, which may be set retroactively; the period allowed for paying up the new shares, not to exceed three years; and, if appropriate, the maximum number of shares that may be subscribed per employee and per issue.

c. Place on record the capital increases corresponding to the number of shares actually subscribed.

d. Carry out any and all necessary formalities, directly or through a representative.

e. Amend the bylaws to reflect the new capital, after each capital increase.

f. Charge the share issuance costs against the related premium and deduct from the premium the amount necessary to raise the legal reserve to one-tenth of the new capital after each capital increase.

g. Generally do whatever is necessary.

Seventeenth Resolution

(Employee share issue through a special purpose entity)

The Shareholders' Meeting, having heard the report of the Board of Directors and the Auditors' special report, resolves:

• To authorize the Board of Directors to increase the capital on one or several occasions over a five-year period from the date of this Meeting, by a maximum amount of EUR 40 million, through the issuance of a maximum of 10 million new EUR 4 par value shares, less the aggregate par value of any shares issued pursuant to the sixteenth resolution of this Meeting.

• That the aggregate number of shares held, directly or indirectly, by employees at any time under the Group's employee stock ownership plan(s) may not exceed 5% of the Company's capital stock.

• That shareholders shall automatically waive their pre-emptive right to subscribe the shares to be issued to the special purpose entity by virtue of this authorization.

• That the issue price of the new shares may not exceed the average of the opening prices quoted for Sodexho Alliance shares over the 20 trading days preceding the date of the Board of Directors' decision to carry out the employee share issue, or be less than 20% of the said average.

• To give full powers to the Board of Directors to:

a. Set the date or dates and the terms and conditions of the share issues to be carried out under this authorization.

b. Fix the number of shares to be issued; the date from which they will carry dividend rights, which may be set retroactively; and the issue price within the limits defined above.

c. Decide, if applicable, to limit the amount of the share issue or each successive share issue to the amount of the subscriptions received.

d. Enter into any and all agreements and carry out all necessary transactions and formalities, directly or through a representative.

e. Amend the bylaws to reflect the new capital, after each capital increase.

f. Charge the share issuance costs against the related premium and deduct from the premium the amount necessary to raise the legal reserve to one-tenth of the new capital after each capital increase.

g. Generally do whatever is necessary.

Eighteenth Resolution

(Powers to carry out formalities)

The Shareholders' Meeting grants full powers to the bearer of a copy or extract of the minutes of this Meeting to carry out all necessary formalities.

Auditors' Special report

ON THE ISSUANCE OF SHARES AND SHARE EQUIVALENTS, WITH OR WITHOUT PRE-EMPTIVE SUBSCRIPTION RIGHTS

Ladies and Gentlemen,

In our capacity as Statutory Auditors and pursuant to the provisions of article 225-135 of the Commercial Code, we hereby present our report on the issuance of shares and share equivalents submitted to shareholders for approval.

Shareholders are asked to approve the issuance of shares with a maximum par value of EUR 175 million, to be issued either directly or through warrants or other securities convertible, redeemable or otherwise exercisable for shares.

The maximum face value of debt securities convertible, redeemable or exercisable for shares issued under this authorization may not exceed EUR 1.2 billion.

Primary shares may be issued either with or without pre-emptive subscription rights for existing shareholders.

Due to the nature of the planned operation, existing shareholders are asked to waive their pre-emptive rights to subscribe for shares to be issued through warrants or other securities convertible, redeemable or otherwise exercisable for shares. The Board of Directors is also asking for authorization to establish the terms and conditions of the issue.

We have examined the proposals to issue shares and share equivalents and performed all the procedures that we considered necessary, in accordance with the professional standards generally accepted in France.

Subject to further examination of the terms and conditions of these issues, we have no matters to bring to shareholders' attention regarding the determination of the issue price as presented in the Report of the Board of Directors.

As the issue price is to be determined by the Board of Directors when the operation is carried out, we are not in a position to comment on the final terms and conditions under which the issue will be conducted, nor in consequence, on the proposed waiver of shareholders' pre-emptive rights to subscribe for the issue concerned. In accordance with article 155-2 of the decree of March 23, 1967, we will issue a supplementary report at the time of the issue conducted by the Board of Directors.

November 14, 2002

Statutory Auditors

Befec-Price Waterhouse
Member of PricewaterhouseCoopers
Gérard Dantheny

Olivier Belnet

Responsibility for the Annual Report and the Audit

1 SUPERVISOR OF THE ANNUAL REPORT REGISTERED AS "DOCUMENT DE RÉFÉRENCE" UNDER FRENCH LAW

The Chairman and Chief Executive Officer of Sodexho Alliance, Mr Pierre Bellon.

"To our knowledge, the information provided in this "Document de Référence" is in accordance with the reality ; it includes all necessary information to allow investors to make there own assessment about the patrimony, the activity, the financial situation, the profits and the outlook of the Company; there is no omission that would impact this information."

The Chairman of the Board of Directors
Pierre Bellon

2 SUPERVISORS OF THE AUDIT OF ACCOUNTS

Auditors	First appointed	Term	Appointment expires
Statutory auditors			
• Cabinet Befec-Price Waterhouse 34, place des Corolles - Tour AIG - Cedex 105 92908 Paris – La Défense 2 (Courbevoie) RCS Paris B 622 014 454	02/22/1994	6 years	
• Monsieur Olivier Belnet 65, rue de Breteuil - 13006 Marseille	02/22/1994	6 years	At the General Meeting in 2005 to approve the fiscal 2004 accounts
Alternate auditors			
• Monsieur Patrick Frotiée 34, place des Corolles Tour AIG – Cedex 105 92908 Paris – La Défense 2 (Courbevoie)	02/25/1997	6 years	
Madame Andrée Boyer 66, rue Saint-Jacques Immeuble le Pacin 2 - 13006 Marseille	02/22/1994	6 years	

3 STATUTORY AUDITORS' REPORT ON THE "DOCUMENT DE RÉFÉRENCE"

Ladies and Gentlemen,

In our capacity as auditors of Sodexho Alliance and in application of COB 98-01, we have verified, in accordance with the professional standards applied in France, the financial information relating to the statutory financial statements of Sodexho Alliance for the years ended August, 31, 2001 and 2002 contained in the "Document de Référence" (reference document).

Mr. Pierre Bellon is responsible for the preparation of this reference document. Our responsibility is to report on the fairness of the financial information included in this document with respect to the financial position and the financial statements of Sodexho Alliance.

Our procedures were conducted in accordance with professional standards applied in France, and included an assessment of the fairness of the information presented relating to the financial position and the financial statements and its consistency with the financial statements on which we have issued a report. Our procedures also included the reading of the other consolidated financial information for 2002 appearing in the reference document, in order to identify material inconsistencies with the information relating to the financial statements and to report any apparent misstatement of facts that we may have detected in reading the other information based on our general knowledge of the company obtained during the course of our engagement. In reading the forward looking information, which was determined through a structured process, we considered the assumptions used by management and the amounts obtained by applying these assumptions.

The financial statements and the consolidated financial statements as of August 31, 2000, 2001 and 2002 that have been approved by the Board of Directors, have been audited by us, in accordance with professional standards applied in France. We issued unqualified audit opinions.

We have no observations to make regarding the truthfulness of this information or its consistency with the consolidated financial statements.

Paris, December 23, 2002

Befec-Price Waterhouse
Member of PricewaterhouseCoopers
Gérard Dantheny

Olivier Belnet

4 CROSS-REFERENCE TABLE

In order to make it easier to read the Annual Report, which serves as the Reference Document, the table below provides cross references to the main sections of the instructions for the application of Regulation 98-01 of the French Commission des Opérations de Bourse.

Published by Sodexho Alliance Corporate Communications
Design: w printel
Production: w printel, Communication and Publishing Consultants
Photos: P. Couette, J. Delacroix, D. de Figueiredo, Getty Images, P. Perez Castaño.
Photo library: Sodexho Group, D.R., X.
English text: CFG Consultants - Kevin Fenwick and ICC - Gordon Golding

Sodexho
ALLIANCE
We make a world of difference

Chairman's Message

to the Annual Meeting
of Shareholders
on February 4, 2003

2001-02



Sodexho
ALLIANCE

Ladies and Gentlemen,
Please find below the text of my message to shareholders at the Annual Meeting of Sodexho Alliance on February 4, 2003.

I would like to talk a moment about the past, the present and the future.

THE PAST

In 35 years, our revenues have increased by a factor of 20,000 for four reasons: our desire to grow, our steady focus on client needs, the importance of our people and solid mastery of our development in activities that are not capital-intensive and that generate free cash flow. Our successful performance has been led by this strategy, which we've been pursuing for the past eight years. During that period revenues have been multiplied by seven, Group net income by six and earnings per share by 3.8.

But for the past two years, our performance has fallen short of our ambition. In a less challenging global economic and stock market environment, our successes have caused us to rest on our laurels. We didn't foresee the US and global recession soon enough and we have been slow to respond and to adapt to our clients' emerging needs.

Our size is our overriding strength but also our greatest weakness. Let me give you two examples:

- Sodexho is a powerful social elevator, but sometimes when promoting people within the Company, we lack the courage to choose the best over those with more seniority. As a result, we risk becoming a bureaucracy instead of a federation of entrepreneurs.

- Overheads for Sodexho Alliance and its subsidiaries have increased faster than revenues, which is entirely unproductive. We have begun to remedy the situation.

THE PRESENT

Although our fiscal 2002 performance did not meet objectives, the Group is in good shape: Group net income increased by 33%, and our excellent financial model enables us to finance organic growth, reimburse debt and increase dividends.

We benefit from the following competitive advantages:

- We are the world leader in Food and Management Services, as well as in the Education, Healthcare and Senior segments, which have the greatest growth potential. A new market segment, Defense, is opening up and on October 1 we started an 8-year, 967 million euro contract with the US Marine Corps, the largest food service contract ever awarded by the US military.

- We are the world's second-largest issuer of Service Vouchers and Cards. Over the past four years, the business has expanded by nearly 20% a year on average and will continue to grow.

- We have an outstanding international network that enables us to serve prestige clients anywhere around the world and to benefit from the best possible terms from our global suppliers.

- We rank first or second in nearly all our host countries, and our geographic risks are well balanced.

- Lastly, our stable shareholder structure is an additional strength.

THE FUTURE

After the past and the present, let's look to the future. Regarding the economic situation in the US, most experts, investors and analysts doubt there will be a recovery in 2003, even if the Congress approves President Bush's proposed tax cuts.

In Europe, economic growth will be weak or flat, depending on the country. The same is true for South America.
In Asia, with the exception of Japan, economic growth will be particularly good, especially in China and India.
But even if the environment does not improve, our growth potential is enormous, both in Food and Management Services and in Service Vouchers and Cards.

In order to continue to increase our net income and accelerate organic growth in revenues, we must reduce our overheads while focusing clearly on our clients in order to:

- Keep existing clients and improve retention rates.
- Increase revenues generated on existing sites.
- Gain new clients with our innovative and value-creating service offerings, particularly organizations that have not yet outsourced the services we provide.

Three months ago, Albert George created an Operational Committee, which includes the 17 senior executives of the Group.

We are on the right path. Recent changes in our management and the creation of the Operational Committee have made us very confident in the Group's future.

Corporate Governance

We are also continuing to develop good Corporate Governance practices.

The Board of Directors

The Board of Directors comprises twelve members, including one Canadian and one British Director. At the present time, the term "independent director" does not have a legal definition in French law. The Bouton report states the following "for the sake of simplicity, the definition of independent director is set forth as follows: *"a director is independent when he or she has no relationship of any nature with the Company, the Group or its management, which could compromise the exercise of his or her free judgment"*."

In the spirit of this definition, the Board of Directors considers that all of Sodexho Alliance's directors are independent. Our Board of Directors is a cohesive authority which collectively represents all of our shareholders and requires each Director to act in all circumstances in the interests of all of our shareholders and in the interests of the business.

Nonetheless, in order to conform to other definitions and with the advice of the Selection Committee, the Board of Directors suggests that the following directors should be considered independent directors: Mr. Édouard de Royère, Mr. François Périgot, and Mr. Mark Tompkins.

In addition to their expertise, experience and understanding of strategic challenges in markets where the Group operates, Directors are chosen for their ability to take the interests of all shareholders into account, as well as for their thus demonstrating an in-depth knowledge of our businesses.

To support its decision-making process, the Board has created three specialized committees:

- The Selection Committee for Board members and corporate officers, chaired by Mr. François Périgot, examines the Chairman's proposals concerning the re-election of Board members and prepares recommendations to present to the Board. It also keeps an up-to-date, confidential list of potential replacements in case a position becomes vacant.
- The Compensation Committee, chaired by Mr. Rémi Baudin, proposes compensation packages for corporate officers and senior executives, and recommends executive compensation and incentive policies.
- The Audit Committee, chaired by Mr. Édouard de Royère ensures that the Group's financial, legal and accounting policies and procedures are properly applied and recommends any changes it considers necessary. It may operate independently of Sodexho Alliance management but request that management provide relevant information.

Re-election and election of members of the Board of Directors

You have been asked to re-elect Mr. Bernard Bellon, whose term is expiring, for a new three-year term.

We are also asking you to elect a new director, Mr. Charles Milhaud, Chairman of the Executive Board of Caisse Nationale des Caisses d'Épargne et de Prévoyance, for a three-year term.

In addition, the Board of Directors would like to thank Patrice Douce for his strong contribution to the Group's development over the past 30 years and for his participation on the Board for the past 15 years.

Internal Control

We are also strengthening our internal control. In fiscal 2002, for example, we launched a number of major projects:

Mapping risks

The Group's Chief Financial Officer has presented the Audit Committee with a map of the Company's risks and recommended an action plan to improve risk management. Given Sodexho's business, the main action to date involves reviewing and updating as needed the delegations of authority and procedures concerning sales contracts.

Assessing exchange rate and interest rate risks

Because of the Group's extensive global presence, Senior Management has assessed the risks related to exchange rates and interest rates in its businesses. The findings were presented to the Audit Committee at the end of the fiscal year.

Strengthening internal audit

Sodexho currently has approximately 30 auditors who carry out a variety of missions. To guarantee their independence within the organization, in mid-year the Group Internal Audit began reporting to the Chairman and Chief Executive Officer. This ensures that their objectives, assignments and priorities are defined at the highest level.

A new Internal Audit Director has just been hired.

Relations with outside auditors

Last year, Senior Management, at the request of the Audit Committee, defined the missions of outside auditors and determined the number of hours needed to complete them. This process is also underway for fiscal 2003. Relations with auditors are now centralized.

Appointment of a new co-auditor

Mr. Olivier Belnet, statutory auditor, and Mrs. Andrée Boyer, alternate auditor, have informed the Company of their resignation as co-auditors, effective as of this Annual Meeting. The Board of Directors has proposed that shareholders appoint KPMG SA as statutory auditor. Sodexho thanks Mr. Belnet and Mrs. Boyer for their cooperation during their eight years of serving as co-auditors.

Transparency

The Group maintains its commitment to transparency and will strengthen its communication with shareholders.

Sustainable development

The Group will continue to be actively involved in the area of sustainable development.

I would like to emphasize four points:

- Our philosophy, indeed our purpose, is to meet the expectations of our clients, our employees and our shareholders. That's why, even before I created Sodexho, I preferred organic growth.

- Organic growth has made us a powerful social elevator. We provide jobs and promote our best employees. All Sodexho employees with similar qualifications enjoy equal opportunity regardless of their race, gender, culture, or creed.

- Our mission is to improve the quality of daily life for schoolchildren, students, patients, senior citizens, and employees in factories and offices and on major onshore and offshore sites. We are also committed to participating in the economic and social development of the 74 countries in which we operate.

- Among our many sustainable development initiatives, the most outstanding is S.T.O.P. Hunger, a program dedicated to combating all forms of malnutrition. Every year, 30 million people around the world—two-thirds of them children—die of hunger and some 800 million suffer from malnutrition.

For fiscal 2003

- Our objective for organic growth in revenues is between 4 and 6%; in the United Kingdom, we are focusing on profitability rather than growth; and further, the prospect of war with Iraq is making our clients hesitate before investing and hiring.
- Our EBITA margin should return to 4.7%.
- Our objective for fiscal 2003 Group net income, at constant exchange rates and excluding exceptional items, is 210 million euro. It will be difficult, but we will do our best to meet this objective.

In closing, I would like, on behalf of the Board of Directors, to thank all our clients for their continued trust, our people who maintain their professionalism and efficiency every day to ensure our success around the world, and our shareholders for their loyalty.

Pierre BELLON
Chairman and Chief Executive Officer

Sodexho
ALLIANCE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: February 26, 2003

By: /s/ Siân Herbert-Jones

Name: Siân Herbert-Jones

Title: Chief Financial Officer